CorePoint Lodging Inc. has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

As confidentially submitted to the Securities and Exchange Commission on November 13, 2018

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-11

FOR REGISTRATION

UNDER

THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

CorePoint Lodging Inc.

(Exact name of registrant as specified in governing instruments)

CorePoint Lodging Inc.

909 Hidden Ridge, Suite 600

Irving, TX 75038

Tel: (972) 893-3199

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mark M. Chloupek

Executive Vice President, Secretary and General Counsel

CorePoint Lodging Inc.

909 Hidden Ridge, Suite 600

Irving, TX 75038

Tel: (972) 893-3199

(Name, address, including zip code, and telephone number, including area code, of agent for service)

COPIES TO:

Edgar J. Lewandowski Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10021 Tel: (212) 455-2000	Marc D. Jaffe Cathy A. Birkeland Latham & Watkins LLP 885 Third Avenue New York, NY 10022 Tel: (212) 906-1200

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement is declared effective.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered	Proposed maximum aggregate offering price per share(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee
Common Stock, par value $0.01 per share	17,586,538	$	$	$

(1)

Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended. The price per share and aggregate offering price are based on the average of the high and low price of the registrant’s common stock on                , 2018, as reported on the New York Stock Exchange.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale thereof is not permitted.

Subject to Completion

Preliminary Prospectus dated November 13, 2018

PRELIMINARY PROSPECTUS

17,586,538 Shares

CorePoint Lodging Inc.

Common Stock

This prospectus relates to the offer and sale from time to time of up to 17,586,538 shares of CorePoint Lodging Inc. common stock, par value $0.01 per share, by the selling stockholders named in this prospectus or in supplements to this prospectus. The registration of the shares of common stock to which this prospectus relates does not require the selling stockholders to sell any of those shares nor does it require us to issue any shares of common stock. We cannot predict when or in what amounts the selling stockholders may sell any of the shares offered by this prospectus. We are filing the registration statement of which this prospectus is part pursuant to contractual obligations that exist with the selling stockholders.

We are not offering for sale any shares of common stock in the registration statement of which this prospectus is part. We will not receive any proceeds from the sale of our common stock by the selling stockholders, but we have agreed to pay certain registration expenses, other than underwriting discounts and commissions. The selling stockholders from time to time may offer and sell the shares held by them directly or through underwriters, agents or broker-dealers on terms to be determined at the time of sale, as described in more detail in this prospectus. For more information, see “Plan of Distribution.”

Our common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “CPLG.” On                , 2018, the last sale price of our common stock as reported on the NYSE was $        per share.

For U.S. federal income tax purposes, we intend to make an election to be taxed as a real estate investment trust (“REIT”), effective May 31, 2018, with the filing of our U.S. federal income tax return for the year ending December 31, 2018. We believe that we are organized and operate in a REIT-qualified manner, and we intend to continue to operate as such. Shares of our common stock are subject to limitations on ownership and transfer that are primarily intended to assist us in maintaining our qualification as a REIT. Our charter contains certain restrictions relating to the ownership and transfer of our common stock, including, subject to certain exceptions, a 9.8% limit, in value or by number of shares, whichever is more restrictive, on the ownership of outstanding shares of our common stock and a 9.8% limit, in value, on the ownership of shares of our outstanding stock. See “Description of Capital Stock—Restrictions on Ownership and Transfer.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings. See “Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 12 to read about certain factors you should consider before buying shares of common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated                , 2018

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

You should rely only on the information contained in this prospectus or in any prospectus supplement or free writing prospectus we may authorize to be delivered to you. None of us or the selling stockholders have authorized anyone to provide you with additional or different information. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. You should assume that the information appearing in this prospectus or in any prospectus supplement or free writing prospectus prepared by us is accurate only as of their respective dates or on the date or dates which are specified in such documents. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

i

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

BASIS OF PRESENTATION

On May 30, 2018, La Quinta Holdings Inc. (“LQH Parent” and, together with its consolidated subsidiaries, “LQH”) completed the distribution to its stockholders of all the then-outstanding shares of common stock of CorePoint Lodging Inc. (“CorePoint Parent” and, together with its consolidated subsidiaries, “CorePoint Lodging”), a wholly owned subsidiary of LQH Parent that holds a portfolio of LQH’s hotels, following which CorePoint Parent became an independent, self-administered, publicly traded company. The shares of common stock of CorePoint Parent were registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to a Registration Statement on Form 10 (the “Form 10”) of CorePoint Parent which the Securities and Exchange Commission (the “SEC”) declared effective on May 8, 2018. As part of the separation, LQH underwent an internal reorganization, after which it completed the separation by distributing all of the then-outstanding shares of CorePoint Parent common stock on a pro rata basis to the holders of LQH Parent common stock in a taxable transaction. We refer to this pro rata distribution as the “distribution” and we refer to the separation, including the internal reorganization and distribution, as the “spin-off.”

Unless otherwise indicated or the context otherwise requires, references herein to:

•

“CorePoint Lodging,” “CorePoint,” “we,” “our,” “us” and the “Company” refer to CorePoint Lodging Inc. and its consolidated subsidiaries, and references to “CorePoint Parent” refer only to CorePoint Lodging Inc., exclusive of its subsidiaries, in each case, after giving effect to the spin-off, including the internal reorganization and distribution;

•

“LQH” refers to La Quinta Holdings Inc. and its consolidated subsidiaries and references to “LQH Parent” refer only to La Quinta Holdings Inc., exclusive of its subsidiaries, in each case before giving effect to the spin-off; and

•

“La Quinta” refers to La Quinta Holdings Inc. and its consolidated subsidiaries, and references to “La Quinta Parent” refer only to La Quinta Holdings Inc., exclusive of its subsidiaries, in each case after giving effect to the spin-off, including the internal reorganization and distribution.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FINANCIAL STATEMENT PRESENTATION

This prospectus includes certain historical consolidated financial and other data for LQH. When we refer to “our business” in this prospectus, we are referring to the business of CorePoint Lodging Inc. and its subsidiaries following the spin-off. Following the spin-off, we became an independent publicly traded company and financial reporting entity and La Quinta Parent did not retain any ownership interest in us. Notwithstanding the legal form of the spin-off, for accounting and financial reporting purposes, La Quinta is presented as having been spun-off from CorePoint Parent (the reverse of its legal form—a “reverse spin”). This presentation is in accordance with generally accepted accounting principles in the U.S. (“GAAP”), specifically Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 505-60, “Spinoff and Reverse Spinoffs,” and is primarily a result of the relative significance of CorePoint Parent’s business to LQH’s business, as measured in terms of revenues, profits and assets. Further, LQH has been determined to best represent the predecessor entity to CorePoint Parent. As such, the historical financial statements included in this prospectus, with respect to periods prior to the spin-off, are represented by the historical financial statements of LQH, presenting La Quinta Parent, including the franchise and management business, as discontinued operations. LQH’s historical results are not representative of the results that we would have achieved as a separate, publicly traded company nor indicative of the results expected for any future period.

This prospectus includes an unaudited pro forma consolidated statements of operations, which present our financial position and results of operations to give pro forma effect to the spin-off, including the internal reorganization and distribution, the Financing Transactions (as defined herein) and the other transactions described under “Unaudited Pro Forma Consolidated Financial Statements.” The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have occurred if the relevant transactions had been consummated on the dates indicated, nor are they indicative of future operating results.

You should read our selected historical consolidated financial information and unaudited pro forma consolidated financial statements and the accompanying notes in conjunction with, and each is qualified in their entirety by reference to, the historical financial statements and related notes included elsewhere in this prospectus and the financial and other information appearing elsewhere in this prospectus, including information contained in “Risk Factors,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

NON-GAAP FINANCIAL INFORMATION

We evaluate the performance of our business through certain financial measures that are not recognized under GAAP. Each of these non-GAAP financial measures should be considered by investors as supplemental measures to GAAP performance measures such as total revenues, operating profit and net income.

Our presentation of Adjusted EBITDAre in our other filings with the SEC and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” herein may vary from the presentation of Pro Forma Adjusted EBITDAre included elsewhere in this prospectus. Adjustments prepared by management in the Pro Forma Adjusted EBITDAre calculation are prepared in accordance with Article 11 of Regulation S-X. In our presentation of Adjusted EBITDAre, we have adjusted corporate general and administrative expenses in a manner other than as would be required for a presentation in accordance with Article 11. The variation in presentation does not result in a significant difference between Adjusted EBITDAre presented in our other filings with the SEC and Pro Forma Adjusted EBITDAre presented herein in accordance with Article 11 of Regulation S-X. We believe our presentation of Adjusted EBITDAre, and specifically the adjustment relating to corporate general and administrative expenses, provides useful supplemental information to management and investors about our company, its financial condition and results of operations and is reflective of the measures used by our management team to evaluate our operating performance and to make day-to-day operating decisions.

For definitions and other information regarding our use of these non-GAAP financial measures, see “Summary—Summary Historical and Unaudited Pro Forma Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key indicators of financial condition and operating performance.”

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INDUSTRY AND MARKET DATA

Within this prospectus, we reference information and statistics regarding the hotel industry and various segments within such industry. We have obtained this information and statistics from various independent third-party sources, including independent industry publications, reports by market research firms and other independent sources. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry, and there is no assurance that any of the projected amounts will be achieved. STR, Inc. (“STR”) is the primary source for third-party market data and industry statistics. STR does not guarantee the performance of any company about which it collects and provides data. The reproduction of STR’s data without their written permission is strictly prohibited. Nothing in the STR data should be construed as advice. Some data and other information are also based on our good faith estimates, which are derived from our review of internal surveys and independent sources. We believe that these external sources and estimates are reliable, but have not independently verified them.

v

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

CERTAIN DEFINED TERMS

Except where the context suggests otherwise, we define certain terms in this prospectus as follows:

•	“ADR” or “average daily rate” means hotel room revenues divided by total number of rooms leased in a given period;

•	“Blackstone” means The Blackstone Group L.P. and its affiliates;

•

“comparable hotels” means hotels that were active and operating in our system for at least one full calendar year as of the end of the applicable reporting period and were active and operating as of January 1st of the previous year, except for (i) hotels that sustained substantial property damage or other business interruption, (ii) hotels that become subject to a purchase and sale agreement, or (iii) hotels in which comparable results are otherwise not available;

•	“CorePoint OP” means CorePoint Operating Partnership L.P., a wholly-owned subsidiary of CorePoint Lodging;

•

“Financing Transactions” refers to the entry into the Revolver Credit Agreement (as defined herein) and borrowings under the Revolving Facility, together with the entry into the CMBS Loan Agreement (as defined herein) and borrowings under the CMBS Facility, in each case, to finance a cash payment to La Quinta Parent of approximately $1.002 billion (the “Cash Payment”) in connection with the merger. See “Description of Certain Indebtedness”;

•

“the merger” refers to the merger of La Quinta Holdings Inc. with a wholly-owned subsidiary of Wyndham Worldwide, with La Quinta Holdings Inc. continuing as the surviving company and as a wholly-owned indirect subsidiary of Wyndham Worldwide;

•	“occupancy” means the total number of rooms leased in a given period divided by the total number of rooms available at a hotel or group of hotels;

•	“Pre-IPO Entities” means the entities that conducted La Quinta’s and our business, and owned our properties, prior to the reorganization in connection with the initial public offering of LQH Parent;

•	“Pre-IPO Transactions” means the series of transactions that resulted in the reorganization of LQH’s business to effectuate the initial public offering of LQH Parent;

•	“RevPAR” or “revenue per available room” means the product of the ADR charged and the average daily occupancy achieved;

•	“Separated Real Estate Business” means the portfolio of owned hotels transferred to CorePoint Lodging in connection with the spin-off;

•	“Wyndham” means Wyndham Worldwide, together with its subsidiaries; and

•	“Wyndham Worldwide” means Wyndham Worldwide Corporation.

For definitions of certain non-GAAP financial metrics used in this prospectus, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key indicators of financial condition and operating performance.”

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SUMMARY

This summary does not contain all of the information that you should consider before investing in shares of our common stock. You should read this entire prospectus carefully before making an investment decision, especially the risks discussed under “Risk Factors” and our financial statements and the related notes, before you decide to invest in shares of our common stock. This prospectus uses non-GAAP financial measures, including Pro Forma Hotel Adjusted EBITDAre Pro Forma Adjusted EBITDAre, Adjusted EBITDAre, EBITDAre and FFO. For reconciliations of these non-GAAP financial measures to the most comparable GAAP financial measure, on a pro forma basis, see the discussion under “—Summary Historical and Unaudited Pro Forma Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key indicators of financial condition and operating performance—Non-GAAP Financial Measures.”

CorePoint Lodging

We believe we are the only publicly traded U.S. lodging REIT focused on owning midscale and upper midscale select-service hotels. As of September 30, 2018, our geographically diverse portfolio consisted of 315 hotels with approximately 40,400 rooms located in 41 U.S. states, with approximately 48% of Pro Forma Hotel Adjusted EBITDAre for the nine months ended September 30, 2018 generated in the high growth markets of Texas, California and Florida. Our hotels provide clean and comfortable guest rooms at affordable prices in convenient locations. Our hotels typically include common areas with amenities such as a great room (including breakfast seating area, lobby with seating area and business center), swimming pool and vending areas and generally offer a complimentary breakfast.

Our hotels are typically well-positioned competitively within their markets, located near major employment centers, airports and transportation corridors. Our hotels are concentrated in markets that historically have exhibited strong hotel room demand growth based on hotel rooms sold in those markets. We believe that the diversification of our portfolio, principally that no single property accounted for more than 3% of our Pro Forma Hotel Adjusted EBITDAre and that our top ten properties accounted for approximately 15% of our Pro Forma Hotel Adjusted EBITDAre, in each case for the nine months ended September 30, 2018, after giving pro forma effect to the consummation of the spin-off and the Financing Transactions, helps protect us from significant disruptions in any single market.

In 2016, we began a plan to invest in 54 of our properties to reposition these assets upward within their local markets to capture additional market share and rate. The scope of these repositioning projects includes, but is not limited to, enhancing guestrooms, expanding public areas and upgrading exterior elements. The repositioning program is substantially funded, and we expect construction related to all but one of these hotel renovations to be complete by the end of 2018. We believe our portfolio continues to present opportunities for strategic value-enhancing investment over time, including the potential for these repositioning projects.

We are focused on generating premium long-term risk-adjusted returns for our stockholders by disciplined capital allocation, maintaining balance sheet strength, proactive asset management and enhancing the value of our properties. For the year ended December 31, 2017, we generated $843 million of revenue and $121 million of net income after giving pro forma effect to the consummation of the spin-off and the Financing Transactions. For the nine months ended September 30, 2018, we generated $665 million of revenue, $39 million of net loss and $150 million of Pro Forma Adjusted EBITDAre after giving pro forma effect to the consummation of the spin-off and the Financing Transactions. We believe CorePoint has embedded growth opportunities that exist within the portfolio from the repositioning of select hotels and the reopening of hotels previously closed due to hurricane-related damage, and our strategic focus and unique market position can create an attractive growth and consolidation opportunity in the midscale and upper midscale lodging segments.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

We benefit from our long-standing and mutually beneficial relationship with the La Quinta brand, a highly-recognized and successful brand with a 50-year history of owning and operating hotels. We are the largest owner and franchisee of La Quinta-branded hotels, owning approximately 35% of such hotels as of September 30, 2018, and we accounted for approximately 44% of La Quinta’s total franchise fee revenue in 2017 before giving effect to eliminations upon consolidation (calculated using the historical royalty fee of 4.5%). La Quinta’s award-winning and growing loyalty program, La Quinta Returns, had over 15 million total members as of December 31, 2017 and has provided our hotels with a large and growing base of loyal guests (approximately 42% of our room nights sold in 2017). Furthermore, our relationship with La Quinta, as our third-party hotel manager, allows us to benefit from La Quinta’s national, regional and local brand marketing strategy. We believe the La Quinta team within the Wyndham organization has the expertise and track record to effectively manage our hotels to maximize their operating performance and profitability.

We believe the merger of La Quinta with Wyndham following the spin-off has enhanced the benefits we receive from our relationship with the La Quinta brand. Wyndham is the largest hotel franchisor in the world based on number of properties. The addition of La Quinta improved Wyndham’s already strong midscale presence and expanded its reach further into the growing upper midscale segment. The La Quinta Returns loyalty program, with its over 15 million total members, has been combined with the award-winning Wyndham Rewards program, with its approximately 60 million enrolled members (including legacy La Quinta Returns members). We anticipate that some of Wyndham’s existing customers will become La Quinta hotel customers. Cross selling of La Quinta room bookings on Wyndham’s direct channels, such as Wyndham.com and Wyndham’s call center, began on August 1, 2018 with complete integration planned for the first quarter of 2019. We also expect that La Quinta guests and franchisees, including CorePoint Lodging, will benefit from Wyndham’s technology, digital, loyalty and distribution platforms.

We were originally formed as a Maryland corporation on May 8, 2017 as a wholly owned subsidiary of LQH. On May 30, 2018, LQH completed the spin-off that resulted in our establishment as an independent, publicly traded company. The spin-off, which was intended to be taxable to the stockholders of LQH Parent as dividend income, was effected through a pro rata distribution of CorePoint Parent common stock to existing LQH Parent stockholders. As a result of the spin-off, each holder of LQH Parent common stock received one share of CorePoint Parent common stock for every two shares of LQH Parent common stock held by such stockholder as of the record date of May 18, 2018, or one share of CorePoint Parent common stock for every one share of LQH Parent common stock after giving effect to the 1-for-2 reverse stock split of LQH Parent common stock prior to the spin-off.

Our Competitive Strengths

We believe the following competitive strengths distinguish us from other lodging real estate companies and effectively position us to execute on our business plan and growth strategies:

•

Pure-Play Real Estate Investment Portfolio Focused on the Ownership of Midscale and Upper Midscale Select-Service Hotels. We intend to elect to be taxed as a REIT, effective May 31, 2018, with the filing of our U.S. federal income tax return for the year ending December 31, 2018. Upon the effective date of that election, we believe that we will be the only publicly traded U.S. lodging REIT with a differentiated focus on owning midscale and upper midscale select-service hotels. We believe the midscale and upper midscale select-service lodging segments are attractive segments because they cater to both business and leisure travelers, provide travelers’ most desired amenities and represent an attractive price and value proposition. Midscale and upper midscale select-service hotels have experienced superior demand/supply fundamentals, with an average annual demand growth and supply growth differential of 1.5% from 2013 through 2018, as compared to 0.8% for other segments (which

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

segments include economy, upscale, upper upscale and luxury) over the same period. In addition, RevPAR for the midscale and upper midscale select-service lodging segments grew at 3.2% and 2.2% in 2017, respectively, both of which were faster growth rates than the upscale and upper upscale lodging segments. According to a September 2018 report by CBRE Hotels’ Horizons, growth in RevPAR for the midscale and upper midscale select-service lodging segments is expected to exceed both the upscale and upper upscale lodging segments from 2018 through 2022, with projected compound annual growth rates over such period of 1.5% and 2.4% for midscale and upper midscale, respectively, versus 1.0% for upscale and 0.5% for upper upscale. Based on data provided by STR, we concluded that the midscale and upper midscale select-service lodging segments have experienced less volatility in RevPAR growth than the U.S. lodging market as a whole as measured by standard deviation of annual growth rates since collection of this data began in 1987. In addition, approximately 98% of revenues for midscale and upper midscale hotels is generally generated from high margin room revenues, which has resulted in cash flows in the midscale and upper midscale segments experiencing less volatility over time.

•

Near Term Embedded Growth Opportunities. We believe we are well-positioned to capture near term embedded growth opportunities within our portfolio of hotels. We are working closely with our insurance adjusters and construction staff to bring back online the approximately one percent of our hotel rooms currently out of service due to hurricane damage during the third quarter of 2017. We expect all but one hotel, with approximately 150 hotel rooms, to be operational by the end of 2018. In addition, we believe the capital investments we have made and are currently making in 54 of our other properties will allow us to reposition these assets upward within their local markets to capture additional market share and rate. The repositioning program is substantially funded, and we expect construction related to all but one of these hotel renovations to be complete by the end of 2018.

•

Locations in Markets with Strong Growth Potential. Our hotels are concentrated in markets that have exhibited strong population and employment growth. The following graphic shows the concentration of our hotels in markets by hotel demand growth rate, which reflects hotels rooms sold in those markets for the six months ended June 30, 2018 as compared to the same period in 2017:

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•

Mutually Beneficial Relationship with La Quinta Brand. We enjoy a strong and mutually beneficial relationship with the La Quinta brand. La Quinta is a highly recognizable brand in the select-service market, established over a 50-year history of owning and operating hotels. La Quinta’s award-winning and growing loyalty program, La Quinta Returns, with over 15 million total members as of December 31, 2017, has historically provided our hotels with a large and growing base of loyal guests, representing approximately 42% of our room nights sold in 2017. The La Quinta team within the Wyndham organization has the experience and expertise managing select-service hotels and knows our hotels well, having managed them for many years. Furthermore, our relationship with La Quinta, as our third-party hotel manager, allows us to benefit from their brand marketing strategy to drive brand awareness, bookings and loyalty.

•

Strategic Relationship with Wyndham. Wyndham, the owner of the La Quinta brand, is the largest hotel franchisor in the world based on number of properties. The addition of La Quinta improved Wyndham’s already strong midscale presence and expanded its reach further into the growing upper midscale segment. The La Quinta Returns loyalty program has been combined with the award-winning Wyndham Rewards program, with its approximately 60 million enrolled members (including legacy La Quinta Returns members). We anticipate that some of Wyndham’s existing customers will become La Quinta hotel customers, and we expect that La Quinta guests and franchisees, including CorePoint Lodging, will benefit from Wyndham’s technology, digital, loyalty and distribution platforms.

•

Highly Experienced Management Team. Our senior management team is led by Keith A. Cline, our President and Chief Executive Officer, John W. Cantele, our Executive Vice President and Chief Operating Officer, and Daniel E. Swanstrom II, our Executive Vice President and Chief Financial Officer.

Our Business and Growth Strategies

Our objective is to generate premium long-term risk adjusted returns for our stockholders through disciplined capital allocation, maintaining balance sheet strength, proactive asset management and enhancing the value of our properties. We intend to pursue this objective through the following strategies:

•

Disciplined Capital Allocation. As a pure-play lodging REIT focused on the midscale and upper midscale select-service lodging segments, we believe we are well-positioned to be a consolidator given our scale, expected liquidity and balance sheet flexibility and seek to create value through accretive acquisitions if available at an attractive cost of capital. The midscale and upper midscale segments are amongst the largest segments of the lodging industry by property count. In addition, these segments are highly fragmented, with approximately 72% of the properties held by owners with portfolios of 10 properties or less. We believe there is a significant opportunity to acquire hotels from smaller owner-operators with a higher cost of capital. We may implement strategies to develop a disciplined acquisition strategy which would allow us to expand our presence in target markets and further diversify over time, including through the acquisition of hotels that are affiliated with other respected hotel brands and operators.

•

Build and Maintain a Strong and Flexible Balance Sheet. We seek to build and maintain a strong and flexible balance sheet that will have a mix of debt that will provide us with the flexibility to prepay when desired, dispose of assets, pursue our value enhancement strategies within our existing portfolio, support acquisition activity and maintain a sustainable well-covered dividend. Additionally, we expect to reduce our leverage over time, which will provide additional balance sheet flexibility. We will also focus on preserving sufficient liquidity with minimal short-dated debt maturities.

•

Maximizing Hotel Profitability through Proactive Asset Management. We are focused on continually improving the operating performance and profitability of each of our hotels through our proactive asset management. We collaborate with our third-party managers to identify opportunities to increase market

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

share, employ active revenue management strategies and increase our ADR and occupancy, thereby enhancing the operating performance, cash flow and value of each property. Following the spin-off, we are in an improved position to provide oversight that is solely focused on enhancing the performance and profitability of our properties as real estate investments.

•

Identifying and Executing Value Enhancement Opportunities. We have a demonstrated record of identifying and executing on value enhancing opportunities in our properties. As an example, in 2016, we reviewed our hotel portfolio and identified 54 properties that, with the appropriate scope of capital investment and renovation, had the opportunity to be repositioned upwards within their relevant market, which we believed would capture occupancy and additional rate. We expect construction related to all but one of these hotel renovations to be complete by the end of 2018. We also believe a number of additional hotels in our portfolio could benefit from similar repositioning investment in the future. We also may create value through repositioning select hotels across brands or chain scale segments and exploring adaptive reuse opportunities to ensure our assets achieve their highest and best use. Further, we are continually focused on maintaining our properties and adapting to evolving customer preferences by making ongoing capital expenditures that will provide an acceptable return on investment.

Market Opportunity

We intend to elect to be taxed as a REIT, effective May 31, 2018, with the filing of our U.S. federal income tax return for the year ending December 31, 2018. Upon the effective date of that election, we believe that we will be the only publicly traded U.S. lodging REIT focused on owning midscale and upper midscale select-service hotels. These segments have experienced superior demand/supply fundamentals relative to other segments over the last five years. In addition, these segments grew at faster growth rates than the upper upscale and upscale segments and are expected to continue growing at higher growth rates for the next several years. In addition, according to data provided by STR, the midscale and upper midscale select-service segments have experienced less volatility in RevPAR growth than the U.S. lodging market as a whole as measured by standard deviation of annual growth rates since collection of this data began in 1987. In addition, we believe that these segments are highly fragmented with a lack of institutional ownership and could benefit from consolidation. Given our significant scale and our expertise as an owner of these types of lodging properties, we believe there is a significant opportunity to be an active consolidator of hotel assets within these segments.

Summary Risk Factors

There are a number of risks related to our business, including:

•

we are subject to the business and financial risks inherent to the lodging industry, any of which could reduce our profits, the value of our properties and our ability to make distributions and limit opportunities for growth;

•	macroeconomic and other factors beyond our control can adversely affect and reduce lodging demand;

•	contraction in the global economy or low levels of economic growth could adversely affect our revenues and profitability as well as limit or slow our future growth;

•	our hotels are geographically concentrated, which exposes our business to the effects of regional events and occurrences;

•	our hotels operate and we compete for acquisitions in a highly competitive industry;

•

we are subject to risks associated with the concentration of our portfolio in the La Quinta brand, and any deterioration in the quality or reputation of the La Quinta brand, including changes to the La

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Quinta Returns loyalty program, could have an adverse effect on our financial condition or results of operations;

•	our efforts to reposition, renovate, redevelop or develop our hotels could be delayed or become more expensive, which could reduce profits or impair our ability to compete effectively;

•	the lodging industry is subject to seasonal and cyclical volatility, which may contribute to fluctuations in our financial condition and results of operations;

•

we are exposed to the inherent risks resulting from our investments in real estate, including the relative illiquidity of such investments, which could increase our costs, reduce our profits and limit our ability to respond to market conditions;

•

we are dependent on the performance of La Quinta and other future third-party hotel managers and could be materially and adversely affected if La Quinta or such other future third-party hotel managers do not properly manage our hotels or otherwise act in our best interests;

•	required capital expenditures and costs associated with, or failure to maintain, brand operating standards may materially and adversely affect our results of operations and profitability;

•

our substantial indebtedness could adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business, our ability to react to changes in the economy or our industry and our ability to pay our debts and could expose us to interest rate risk to the extent of our variable rate debt and divert our cash flow from operations to make debt payments;

•	we do not have a recent operating history as an independent company and our historical financial information does not predict our future results;

•	we may have been able to receive better terms from unaffiliated third parties than the terms we receive in our agreements with LQH Parent related to the spin-off;

•	we may be unable to achieve some or all of the benefits that we expect to achieve from the spin-off;

•	we may be responsible for U.S. federal income tax liabilities that relate to the distribution;

•	if we do not eventually qualify or maintain our qualification as a REIT, we will be subject to tax as a regular corporation and could face a substantial tax liability;

•

complying with REIT requirements may cause us to forego otherwise attractive investments, force us to liquidate or restructure otherwise attractive investments or force us to borrow to make distributions to stockholders; and

•	Blackstone owns approximately 30% of the outstanding common stock of CorePoint Parent, and its interests may conflict with ours or yours in the future.

These and other risks related to our business are discussed in greater detail under the heading “Risk Factors” in this prospectus. You should read and consider all of these risks carefully.

REIT Qualification

For U.S. federal income tax purposes, we intend to be taxed as a REIT, effective May 31, 2018. We believe that we are organized and operate in a REIT-qualified manner, and we intend to continue to be organized and operate as such. So long as we qualify as a REIT, we generally will not be subject to U.S. federal income tax on the REIT taxable income that we distribute annually to our stockholders. To qualify as a REIT for U.S. federal income tax purposes, we must, on a quarterly and annual basis, satisfy tests concerning, among other things, the

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

real estate qualification of sources of our income, the composition and values of our assets, the amounts we distribute to our stockholders and the ownership of our stock, including certain ownership limitations and restrictions on our stock. Qualification as a REIT involves the interpretation and application of highly technical and complex provisions of the Internal Revenue Code of 1986, as amended (the “Code”), for which no or only a limited number of judicial or administrative interpretations exist. To comply with REIT requirements, we may need to forego otherwise attractive opportunities and limit our expansion opportunities and the manner in which we conduct our operations. See “Risk Factors—Risks Related to Our REIT Status and Certain Other Tax Items.”

Distribution Policy

In order to qualify as a REIT, we are required to distribute to our stockholders, on an annual basis, at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains. We expect to make quarterly distributions to our stockholders in a manner intended to satisfy this requirement. Prior to making any distributions for U.S. federal tax purposes or otherwise, we must first satisfy our operating and debt service obligations. It is possible that it would be necessary to utilize cash reserves, liquidate assets at unfavorable prices or incur additional indebtedness in order to make required distributions. It is also possible that our board of directors could decide to make required distributions in part by using shares of our common stock.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our most recently completed fiscal year as of the initial filing date of the registration statement of which this prospectus forms a part, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies that are not emerging growth companies. These provisions include:

•	reduced disclosure about our executive compensation arrangements;

•	no non-binding shareholder advisory votes on executive compensation or golden parachute arrangements; and

•	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest of: (i) the end of the fiscal year following the fifth anniversary of the spin-off; (ii) the first fiscal year after our annual gross revenues are $1.07 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. We have taken advantage of reduced disclosure regarding executive compensation arrangements and the presentation of certain historical financial information in this prospectus, and we may choose to take advantage of some but not all of these reduced disclosure obligations in future filings. If we do, the information that we provide stockholders may be different than you might receive from other public companies in which you hold stock.

The JOBS Act permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

“opt out” of this provision and, as a result, we will comply with new or revised accounting standards when required to be adopted by public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Restrictions on Ownership of Our Stock

Subject to certain exceptions, our charter provides that no person may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% (in value or by number of shares, whichever is more restrictive) of our outstanding common stock or more than 9.8% in value of our outstanding stock, which we refer to as the “ownership limit,” and imposes certain other restrictions on ownership and transfer of our stock. Our board of directors has granted an exemption from the ownership limit to Blackstone.

Our charter also prohibits any person from, among other things:

•

beneficially or constructively owning shares of our stock that would result in our being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT (including, but not limited to, as a result of any “eligible independent contractor” that operates a “qualified lodging facility” (as such terms are defined in Section 856(d)(9)(A) and 856(d)(9)(D) of the Code, respectively) on behalf of our taxable REIT subsidiaries (each a “TRS”) lessees failing to qualify as such);

•	transferring shares of our stock if the transfer would result in shares of our stock being beneficially owned by fewer than 100 persons;

•

beneficially owning shares of our stock to the extent such ownership would result in our failing to qualify as a “domestically controlled qualified investment entity” within the meaning of Section 897(h) of the Code; and

•

beneficially or constructively owning shares of our stock to the extent that such ownership could result in us owning a 10% or greater interest in a tenant (as described in Section 856(d)(2)(B) of the Code), if the income so derived by us from such tenant for our taxable year during which such determination is being made could reasonably be expected to equal or exceed 1% of our gross income (as determined for purposes of Section 856(c) of the Code).

Any attempted transfer of our stock which, if effective, would result in violation of the above limitations or the ownership limit (except for a transfer which results in shares being owned by fewer than 100 persons, in which case such transfer will be void and of no force and effect and the intended transferee shall acquire no rights in such shares) will cause the number of shares causing the violation, rounded up to the nearest whole share, to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries designated by us, and the intended transferee will not acquire any rights in the shares.

These restrictions are intended to assist with our REIT compliance under the Code and otherwise to promote our orderly governance, among other purposes. See “Description of Capital Stock—Restrictions on Ownership and Transfer.”

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Summary Historical and Unaudited Pro Forma Consolidated Financial Data

Notwithstanding the legal form of the spin-off described elsewhere in this prospectus, for accounting and financial reporting purposes, La Quinta is presented as having been spun-off from CorePoint Parent (a “reverse spin”). This presentation is in accordance with GAAP and is primarily a result of the relative significance of CorePoint Parent’s business to LQH’s business, as measured in terms of revenues, profits and assets. Further, LQH has been determined to best represent the predecessor entity to CorePoint Parent. Therefore, our historical financial statements included herein, with respect to periods prior to the spin-off, are represented by the historical financial statements of LQH, presenting La Quinta Parent, including the franchise and management business, as discontinued operations.

The following summary historical consolidated statement of operations data for the years ended December 31, 2017, 2016 and 2015 and the summary historical consolidated balance sheet data as of December 31, 2017 and 2016 are derived from CorePoint’s audited consolidated financial statements included elsewhere in this prospectus, which have been recasted to present discontinued operations related to the impact of the franchise and management business.

The summary historical consolidated statement of operations data for the nine months ended September 30, 2018 and 2017 and the summary historical consolidated balance sheet data as of September 30, 2018 are derived from CorePoint’s unaudited condensed consolidated financial statements included elsewhere in this prospectus. CorePoint has prepared its unaudited condensed consolidated financial statements on the same basis as its audited consolidated financial statements and, in our opinion, have included all adjustments, which include only normal recurring adjustments, necessary to present fairly in all material respects CorePoint’s financial position and results of operations. Results for the nine months ended September 30, 2018 are not necessarily indicative of results that may be expected for the entire year.

CorePoint’s historical results are not necessarily indicative of our future performance and do not necessarily reflect what our financial position and results of operations would have been had we been operating as an independent, publicly traded company during the periods presented, including changes that have occurred in our operations and capitalization as a result of the spin-off from La Quinta. For example, CorePoint’s historical consolidated financial statements included expenses for costs related to certain shared functions. These costs may not be representative of the future costs we will incur, either positively or negatively, as an independent, public company. See “Risk Factors—Risks Related to the Spin-Off and the Merger—The historical and pro forma financial information presented herein is not necessarily representative of the results that our business would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.”

The unaudited pro forma condensed consolidated financial statements have been adjusted to give effect to the spin-off, presenting CorePoint Parent as the accounting spinnor, as well as other adjustments resulting from the transaction, CorePoint Lodging’s post-separation capital structure and the impact of, and transactions contemplated by, the Separation and Distribution Agreement, Tax Matters Agreement, Employee Matters Agreement, Transition Services Agreement and other commercial agreements between CorePoint Parent and LQH Parent summarized under “Certain Relationships and Related Party Transactions.”

The following unaudited summary pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the relevant transactions had been consummated on the dates indicated, nor is it indicative of future operating results. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information and we believe such assumptions are reasonable under the circumstances. See “Unaudited Pro Forma Consolidated Financial Statements.”

The summary historical financial data below should be read together with CorePoint’s financial statements, including the related notes thereto, as well as “Selected Historical Consolidated Financial Data,”

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

“Unaudited Pro Forma Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Certain Indebtedness” and the other financial information included elsewhere in this prospectus.

	Nine Months Ended September 30,			Years Ended December 31,
	Pro Forma 2018	2018	2017	Pro Forma 2017	2017	2016	2015
	(in millions, except per share data)
REVENUES:
Rooms	$652	$650	$644	$827	$820	$855	$887
Other	13	13	12	16	16	16	16

Total Revenues	665	663	656	843	836	871	903
OPERATING EXPENSES:
Rooms	291	287	268	365	353	344	333
Other departmental and support	92	92	89	120	120	122	127
Property tax, insurance and other	52	52	43	57	56	63	64
Management and royalty fees	66	32	—	83	—	—	—
Corporate general and administrative	24	73	56	28	76	54	66
Depreciation and amortization	115	115	104	140	140	139	158
Casualty and impairment loss, net	—	—	—	3	3	107	52
(Gain) loss on sales	—	—	—	(4)	(4)	(5)	4
Other, net	5	5	—	—	—	—	—

Total Operating Expenses	645	656	560	792	744	824	804

Operating Income	20	7	96	51	92	47	99
OTHER INCOME (EXPENSES):
Interest expense	(53)	(48)	(36)	(61)	(49)	(48)	(51)
Other income, net	3	6	2	1	1	2	8
Loss on extinguishment of debt	—	(10)	—	—	—	—	—

Total Other Expenses, net	(50)	(52)	(34)	(60)	(48)	(46)	(43)

Income (loss) from Continuing Operations Before Income Taxes	(30)	(45)	62	(9)	44	1	56
Income tax (expense) benefit	(9)	(6)	(28)	130	109	2	(25)

Income (loss) from Continuing Operations, net of tax	(39)	(51)	34	121	153	3	31
Income (loss) from Discontinued Operations, net of tax	—	(25)	(3)	—	(1)	(4)	(5)

Net Income (loss) attributable to CorePoint Lodging Stockholders	(39)	(76)	31	121	152	(1)	26
Earnings (loss) per share:
Basic from continuing operations	$(0.67)	$(0.87)	$0.59	$2.09	$2.63	$0.04	$0.48
Basic from discontinued operations	—	(0.43)	(0.05)	—	(0.01)	(0.06)	(0.06)

Basic earnings (loss) per share	$(0.67)	$(1.30)	$0.54	$2.09	$2.62	$(0.02)	$0.42

Diluted from continuing operations	$(0.67)	$(0.87)	$0.58	$2.08	$2.62	$0.04	$0.48
Diluted from discontinued operations	—	(0.43)	(0.06)	—	(0.02)	(0.06)	(0.08)

Diluted earnings (loss) per share	$(0.67)	$(1.30)	$0.52	$2.08	$2.60	$(0.02)	$0.40

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

	As of September 30,	As of December 31,
	2018	2017	2016
	(in millions)
Selected Balance Sheet Data:
Cash and cash equivalents	$64	$141	$161
Total assets	2,617	2,953	2,893
Total debt	1,010	992	999
Total equity	1,480	828	658

(in millions)	Pro Forma Nine Months Ended September 30, 2018
Other Financial Data:
Adjusted EBITDAre(1)	$150

(1)

EBITDAre is a commonly used measure in our industry. We adjust EBITDAre when evaluating our performance because we believe that the adjustment for certain items, such as reorganization and separation transaction expenses, acquisition and disposition transaction expenses, equity-based compensation expense, discontinued operations, and other items not indicative of ongoing operating performance, provides useful supplemental information to management and investors regarding our ongoing operating performance. We believe that EBITDAre and Adjusted EBITDAre provide useful information to investors about us and our financial condition and results of operations for the following reasons: (i) EBITDAre and Adjusted EBITDAre are among the measures used by our management team to evaluate our operating performance and make day-to-day operating decisions; and (ii) EBITDAre and Adjusted EBITDAre are frequently used by securities analysts, investors, lenders and other interested parties as a common performance measure to compare results or estimate valuations across companies in and apart from our industry sector.

EBITDAre and Adjusted EBITDAre are not recognized terms under GAAP, have limitations as analytical tools and should not be considered either in isolation or as a substitute for net (loss) income, cash flow or other methods of analyzing our results as reported under GAAP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key indicators of financial condition and operating performance—Non-GAAP Financial Measures” and “Non-GAAP Financial Information.” Because of these limitations, EBITDAre and Adjusted EBITDAre should not be considered as discretionary cash available to us to reinvest in the growth of our business or as measures of cash that will be available to us to meet our obligations.

The following table provides a reconciliation of Pro Forma Hotel Adjusted EBITDAre to Pro Forma Loss from Continuing Operations, net of tax, which we believe is the most closely comparable U.S. GAAP financial measure, on a pro forma basis:

(in millions)	Pro Forma Nine Months Ended September 30, 2018
Loss from Continuing Operations, net of tax	$(39)
Interest expense	53
Income tax expense	9
Depreciation	115

EBITDA	138

Impairment loss and casualty (gain) loss	5

EBITDAre	$143

Equity based compensation	5
Other expenses, net	2

Adjusted EBITDAre	$150

Corporate, general and administrative expenses	15

Hotel Adjusted EBITDAre	$165

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the following risk factors and all other information contained in this prospectus. If any of the following risks, as well as additional risks and uncertainties not currently known to us or that we currently deem immaterial, occur, our business, liquidity, financial condition and results of operations could be materially and adversely affected. If this were to happen, the market price of our common stock could decline significantly, and you could lose all or a part of the value of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. See “Forward-Looking Statements” in this prospectus.

Risks Related to Our Business and Industry

We are subject to the business and financial risks inherent to the lodging industry, any of which could reduce our profits, the value of our properties and our ability to make distributions and limit opportunities for growth.

Our business is subject to a number of business, financial and operating risks inherent to the lodging industry, including:

•	significant competition from other lodging businesses and hospitality providers in the markets in which our properties are located;

•	changes in operating costs, including energy, food, compensation, benefits, insurance and unanticipated costs resulting from force majeure events;

•	increases in costs due to inflation or other factors that may not be fully offset by price or other revenue increases in our business;

•	changes in taxes and governmental regulations that influence or set wages, prices, interest rates or construction and maintenance procedures and costs;

•	the costs and administrative burdens associated with complying with applicable laws and regulations;

•	the costs or desirability of complying with local practices and customs;

•

significant increases in cost for health care coverage for employees, including employees of third-party hotel managers, and potential government regulation with respect to health coverage, such as costs associated with compliance with the requirements of the Patient Protection and Affordable Care Act;

•	shortages of labor or labor disruptions;

•	the availability and cost of capital necessary to fund investments, capital expenditures and service debt obligations;

•	delays in, or cancellations of, planned or future development or renovation projects;

•	the quality of services provided by La Quinta or any other future third-party hotel managers;

•	the financial condition of La Quinta or any other future third-party hotel managers, developers and joint venture partners;

•

relationships with La Quinta or any other future third-party hotel managers, developers and joint venture partners, including the risk that La Quinta or any other third-party hotel managers or franchisors may terminate our management or franchise agreements and joint venture partners may terminate joint venture agreements;

•	changes in desirability of particular geographic locations;

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	changes in lodging preferences and travel patterns of potential guests of our properties and geographic concentration of our portfolio;

•	changes in the supply and demand for hotel services;

•	decreased business travel as a result of improvements to the alternatives to in-person meetings, including virtual meetings hosted on-line or over private teleconferencing networks; and

•	the ability of third-party internet and other travel intermediaries to attract and retain guests.

Any of these factors could limit or reduce our revenues or increase costs or affect our ability to develop new hotels or maintain our existing hotels. As a result, any of these factors can reduce our profits, the value of our properties and our ability to make distributions and limit opportunities for growth.

Macroeconomic and other factors beyond our control can adversely affect and reduce lodging demand.

Macroeconomic and other factors beyond our control can reduce demand for our lodging products and services, including demand for rooms at our hotels. These factors include, but are not limited to:

•	changes in general economic conditions, including the severity and duration of any downturn in the U.S. or global economy and financial markets;

•	war, political conditions or civil unrest, violence or terrorist activities or threats and heightened travel security measures instituted in response to these events;

•	outbreaks of pandemic or contagious diseases, such as Zika virus, measles, Ebola, legionella bacteria, avian flu, severe acute respiratory syndrome (SARS) and H1N1 (swine flu);

•	natural or man-made disasters, such as earthquakes, tsunamis, tornadoes, hurricanes, typhoons, floods, oil spills and nuclear incidents;

•	decreased corporate or government travel-related budgets and spending and cancellations, deferrals or renegotiations of group business;

•	low consumer confidence, high levels of unemployment or depressed real estate prices;

•	the financial condition and general business condition of the airline, automotive and other transportation-related industries and its impact on travel;

•	decreased airline capacities and routes;

•	travel-related accidents;

•	oil prices and travel costs;

•	statements, actions or interventions by governmental officials related to travel and corporate travel-related activities and the resulting negative public perception of such travel and activities;

•

governmental action and legislation, as well as political debate, conflicts and compromises related to such actions, to the extent that they negatively impact the financial markets and consumer confidence and spending or adversely impact the U.S. economy or international travel;

•	cyber-attacks;

•	climate change and resource scarcity, such as water and energy scarcity;

•	domestic and international political and geo-political conditions; and

•	cyclical over-building in the hotel and lodging industries.

These factors, and the reputational repercussions of these factors, can adversely affect, and from time to time have adversely affected, individual hotels, particular regions and our business, financial condition and

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

results of operations as a whole. Any one or more of these factors could limit or reduce the demand, or the rates that can be charged, for rooms. Declines in ADR and occupancy relating to declines in consumer demand will lower RevPAR and may adversely affect our business, financial condition and results of operations. In addition, these factors could increase our operating costs or affect our ability to purchase or develop new hotels or to maintain our existing hotels.

Contraction in the global economy or low levels of economic growth could adversely affect our revenues and profitability as well as limit or slow our future growth.

Consumer demand for products and services provided by the lodging industry is closely linked to the performance of the general economy and is sensitive to business and personal discretionary spending levels. Decreased demand can be especially pronounced during periods of economic contraction or low levels of economic growth, and the recovery period in our industry may lag overall economic improvement. Declines in consumer demand due to adverse general economic conditions could negatively impact our business by decreasing the revenues and profitability of our properties. In addition, many of the expenses associated with our business, including personnel costs, interest, rent, property taxes, insurance and utilities, are relatively fixed. During a period of overall economic weakness, if we are unable to meaningfully decrease these costs as demand for our hotels decreases, our financial performance may be adversely affected.

In addition to general economic conditions, new hotel room supply is an important factor that can affect the lodging industry’s performance and overbuilding has the potential to further exacerbate the negative impact of an economic downturn. Room rates and occupancy, and thus RevPAR, tend to increase when demand growth exceeds supply growth. A reduction or slowdown in growth of lodging demand or increased growth in lodging supply could result in returns that are substantially below expectations or result in losses, which could materially and adversely affect our revenues and profitability as well as limit or slow our future growth.

A significant percentage of our hotels are concentrated in three states, which exposes our business to the effects of certain regional events and occurrences.

Although we have hotels located in 41 U.S. states as of September 30, 2018, a significant concentration of our hotels are located in three states. Specifically, as of September 30, 2018, approximately 45% of rooms in our portfolio were located in Texas, Florida and California with approximately 23% of rooms in our portfolio located in Texas. The concentration of hotels in one region or a limited number of markets may expose us to risks of adverse economic developments that are greater than if our portfolio were more geographically diverse. These economic developments include regional economic downturns, significant increases in the number of our competitors’ hotels in these markets and potentially higher local property, sales and income taxes in the geographic markets in which we are concentrated. For example, the downturn in the oil and gas industry significantly affected demand in certain markets in Texas such as Houston and South and West Texas, materially adversely affecting our business in those markets, and a further decline could further adversely affect our business in those markets. In addition, our hotels are subject to the effects of adverse acts of nature, such as winter storms, hurricanes, hail storms, strong winds, earthquakes and tornados, which have in the past caused damage such as flooding and other damage to our hotels in specific geographic locations, including in the Texas, Florida and California markets. For example, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Operations—Hurricanes.” Depending on the severity of these acts of nature, the damage to our hotels could require us to close all or substantially all of our hotels in one or more markets for a period of time while the necessary repairs and renovations, as applicable, are undertaken. Additionally, we cannot assure you that the amount of our hurricane, windstorm, earthquake, flood or other casualty insurance we maintain would entirely cover damages caused by any such event.

As a result of our geographic concentration of hotels, we will face a greater risk of a negative impact on our revenues in the event these areas are more severely impacted by adverse economic and competitive conditions and extreme weather than other areas in the United States.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Our hotels operate and we compete for acquisitions in a highly competitive industry.

The lodging industry is highly competitive. Our principal competitors are other owners and investors in the upper midscale and the midscale select-service lodging segments, including other lodging REITs, as well as major hospitality chains with well-established and recognized brands. However, our hotels generally operate in chain scales that contain numerous competitors, including a wide range of lodging facilities offering full-service, select-service and all-suite lodging options. Hotels in other chain scales, such as full-service hotels, may lower their rates to a level comparable to those of select-service hotels such as ours that, in turn, may further increase competitive pressure in our segments. Our hotels generally compete for guests on the basis of room rates, quality of accommodations, name recognition, service levels, convenience of locations and reward program offerings. We have also seen the emergence of a sharing economy with the increasing availability of online short term rentals. Additionally, an increasing supply of hotel rooms in our hotels’ chain scales, and consolidations in the lodging industry generally, have resulted in the creation of several large, multi-branded hotel chains with diversified operations and greater marketing and financial resources than we or our hotels have, which has increased competition for guests in the segments in which our hotels operate. If we are unable to compete successfully for hotel guests, our revenues or profits may decline.

We also compete for hotel acquisitions with entities that have similar investment objectives as we do. This competition could limit the number of investment opportunities that we find suitable for our business. It may also increase the bargaining power of property owners seeking to sell to us, making it more difficult for us to acquire new properties on attractive terms or on the terms contemplated in our business plan. Some of these entities may have substantially greater financial resources than we do and may be able and willing to accept more risk than we believe we can prudently manage. During the recovery phase of the lodging cycle, competition among potential buyers may increase the bargaining power of potential sellers, which may reduce the number of suitable investment opportunities available to us or increase pricing. Similarly, during times when we seek to sell hotels, competition from other sellers may increase the bargaining power of the potential property buyers.

We are subject to risks associated with the concentration of our portfolio in the La Quinta brand. Any deterioration in the quality or reputation of the La Quinta brand, including changes to the La Quinta Returns program, or our relationship with the La Quinta brand could have an adverse impact on our financial condition or results of operations.

All but one of our properties currently utilize the La Quinta brand and participate in the La Quinta Returns program, and we entered into management and franchise agreements with LQH to manage all of our properties prior to the spin-off. As a result, the success of our hotels and their ability to attract and retain guests depends on brand recognition and reputation, including the consistency of the La Quinta brand experience amongst our portfolio of hotels. We cannot assure you that the prior performance of our hotels will be indicative of future results or that competition from other brands will not adversely affect our market position or financial performance.

In addition, the brand recognition and support that provide much of the basis for the successful operation of our hotels can also mean that changes or problems with the La Quinta brand (e.g., integration challenges relating to the acquisition by Wyndham Worldwide of the La Quinta brand, changes in management practices, the spin-off or acts or omissions that adversely affect our business) or at our hotel properties (e.g., crime, scandal, litigation, negative publicity, catastrophic fires or similar events or accidents and injuries or other harm to guests or team members at our hotels) can have a substantial negative impact on the operations of otherwise successful individual locations, and can cause a loss of consumer confidence in La Quinta hotels and other hotels in our segment. Adverse incidents have occurred in the past and may occur in the future. The considerable expansion in the use of social media over recent years has compounded the potential scope of the negative publicity that could be generated by such incidents. We could also face legal claims and adverse publicity from a variety of events or conditions, many of which are beyond our control. If the reputation or perceived quality of the La Quinta brand declines, our financial condition or results of operations could be adversely affected.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Furthermore, the La Quinta Returns loyalty program allows program members to accumulate points based on eligible stays and hotel charges and redeem the points for a range of benefits including free rooms and other items of value. The program is an important aspect of our business and of the affiliation value of our hotels. Wyndham is the owner of the La Quinta Returns loyalty program and changes to the program, including allowing La Quinta Returns members to use their points for other hotels in the Wyndham family of brands, which may in certain cases directly compete with our hotels, could negatively impact our business. If the program deteriorates or materially changes in a manner adverse to us, our business, financial condition or results of operations could be materially adversely affected.

We are dependent on the performance of La Quinta and other future third-party hotel managers and could be materially and adversely affected if La Quinta or such other future third-party hotel managers do not properly manage our hotels or otherwise act in our best interests.

In order for us to qualify as a REIT, with limited exceptions, third parties must operate our hotels. We lease all but one of our hotels to our TRS lessees. Our TRS lessees, in turn, entered into management agreements with LQH prior to the spin-off to operate our hotels. We could be materially and adversely affected if La Quinta or any other future third-party hotel manager fails to provide quality services and amenities, fails to maintain a quality brand name or otherwise fails to manage our hotels in our best interest, and can be financially responsible for the actions and inactions of our third-party hotel managers pursuant to our management agreements. We also rely on the management company to engage general managers at each of our hotels to manage daily operations and oversee the efforts of their team members. We require the third-party hotel manager to hire general managers who are trained professionals in the hospitality industry and have extensive experience in many markets worldwide. The failure of the management company to recruit, retain, train or successfully manage general managers for our hotels could negatively affect our operations. La Quinta is a wholly owned subsidiary of Wyndham Worldwide, which manages and franchises other brands and hotels that compete with our hotels, which could result in conflicts of interest. As a result, La Quinta may make decisions regarding competing lodging facilities that are not in our best interests. Other third-party hotel managers that we engage in the future may also have similar conflicts of interest.

From time to time, disputes may arise between us, La Quinta and/or any other future third-party hotel manager regarding their performance or compliance with the terms of the hotel management agreements, which in turn could adversely affect our results of operations. If we are unable to reach satisfactory results through discussions and negotiations, we or the relevant third-party hotel manager may choose to submit the dispute for resolution pursuant to binding arbitration, the outcome of which may be unfavorable to us. Pursuant to the hotel management agreements we entered into with LQH prior to the spin-off, we do not have the option of exploring other potentially more favorable judicial procedures to litigate any such dispute. Furthermore, the management agreements have initial terms of 20 years with two additional five-year renewal periods at manager’s option and we may terminate the management agreements only upon an event of default by the applicable third-party hotel manager, a sale of the property or the relevant manager’s failure of certain performance tests which, if disputed, are subject to the binding arbitration process.

In the event that we terminate any of our management agreements, we can provide no assurances that we could find a replacement hotel manager or that any replacement hotel manager will be successful in operating our hotels. If any of the foregoing were to occur, it could materially and adversely affect us.

Furthermore, if our relationship with La Quinta were to deteriorate or terminate as a result of disputes regarding the management of our hotels or for other reasons, La Quinta could, under certain circumstances, terminate our management agreements or franchise agreements for our current hotels or hotels that we may acquire in the future. If any of the foregoing were to occur, it could materially and adversely affect our results of operations and profitability as well as limit or slow our future growth and impair our ability to compete effectively.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Restrictive covenants in certain of our hotel franchise agreements contain provisions limiting or restricting the sale of our hotels, which could materially and adversely affect our profitability.

Certain of our hotel franchise agreements with LQH contain restrictive covenants that limit or restrict our ability to sell a hotel. Generally, we may not agree to sell, lease or otherwise transfer a particular hotel unless La Quinta approves the transfer pursuant to the applicable franchise agreement. In addition, we could be liable for significant liquidated damages in connection with the termination of such franchise agreement. As a result, we may be prohibited from taking actions that would otherwise be in our and our stockholders’ best interests. In addition, as noted above, La Quinta may have a conflict that results in La Quinta’s declining to approve a transfer that would be in our and our stockholders’ best interests.

If we are unable to maintain good relationships with La Quinta and other third-party hotel managers and franchisors that we may engage in the future, profitability could decrease and our growth potential may be adversely affected.

The success of our properties largely depends on our ability to establish and maintain good relationships with La Quinta and other third-party hotel managers and franchisors that we may engage in the future. If we are unable to maintain good relationships with La Quinta and such other third-party hotel managers and franchisors, we may be unable to renew existing management or franchise agreements or expand relationships with them. Additionally, opportunities for developing new relationships with additional third-party managers or franchisors may be adversely affected. This, in turn, could have an adverse effect on our results of operations and our ability to execute our growth strategy.

Our efforts to reposition, renovate, redevelop or develop our hotels could be delayed or become more expensive, which could reduce profits or impair our ability to compete effectively.

We must maintain and renovate our hotels to remain competitive, maintain the value and brand standards of these hotels and comply with applicable laws and regulations. From time to time, we evaluate our hotels to determine whether additional capital expenditures are required and will provide an acceptable return on investment. For example, in 2016, we undertook a review of our hotel portfolio to identify properties that, with the appropriate scope of capital investment and renovation, we believe have the opportunity to re-position within a market, allowing us to capture additional occupancy and increased rates while being measured against new, higher-quality competitive sets. As a result of this review, we identified 54 properties that, with the appropriate scope of capital investment and renovation, we believe have the opportunity to re-position within a market, capturing occupancy and additional rate while being measured against new, higher-quality competitive sets. We expect construction related to all but one of these hotel renovations to be complete by the end of 2018. We may identify additional hotels as part of our on-going review.

Our strategy includes maintenance and renovation of our hotels and may include redevelopment, development and conversion of hotels, which is subject to a number of risks, including:

•	the inability to obtain financing upon favorable terms or at all;

•	construction delays or cost overruns (including labor and materials) that may increase project costs;

•	lack of availability of rooms for revenue-generating activities during construction, modernization or renovation projects;

•	changes in economic conditions that may result in weakened or lack of demand for improvements that we make or negative project returns for improvements that we make;

•	obtaining zoning, occupancy, and other required permits or authorizations;

•	governmental restrictions on the size or kind of development;

•	volatility in the debt and capital markets that may limit our ability to raise capital for projects or improvements;

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	force majeure events, including earthquakes, tornadoes, hurricanes, floods or tsunamis, or acts of terrorism; and

•	design defects that could increase costs.

Furthermore, we generally rely heavily on local contractors, who may be inadequately capitalized or understaffed. The inability or failure of one or more local contractors to perform its obligations may result in construction or remodeling delays, increased costs and loss of revenues. As a result, we may not increase our revenues or generate expected profits and cash flows from the renovation, redevelopment or development of hotels.

If hotels under renovation or development cannot begin operating as scheduled, or if renovation investments adversely affect or fail to improve performance, our ability to compete effectively could be diminished and revenues could be reduced. Further, due to the lengthy development cycle, adverse economic conditions may alter or impede our development plans, thereby resulting in incremental costs to us or potential impairment charges. If the cost of funding these renovations or developments exceeds budgeted amounts, profits could be reduced. Moreover, during the early stages of operations of our hotel properties, charges related to interest expense and depreciation may substantially detract from, or even outweigh, the profitability of certain new hotel investments.

The lodging industry is subject to seasonal and cyclical volatility, which may contribute to fluctuations in our financial condition and results of operations.

The lodging industry is seasonal in nature. The periods during which our properties experience higher revenues vary from hotel to hotel, depending principally upon location and customer base served. Generally, our revenues are greater in the second and third calendar quarters than in the first and fourth quarters. The timing of holidays can also impact our quarterly results. This seasonality can be expected to cause quarterly fluctuations in revenue, profit margins and net earnings. In addition, the opening of hotels and the timing of any hotel acquisitions or dispositions may cause a variation of revenue from quarter to quarter. We can provide no assurances that our cash flows will be sufficient to offset any shortfalls that occur as a result of these fluctuations. As a result, we may have to enter into short-term borrowings in certain quarters to make distributions to our stockholders in accordance with our distribution policy upon our election to qualify as a REIT, and we can provide no assurances that such borrowings will be available to us on favorable terms, if at all. In addition, the lodging industry is cyclical and demand generally follows the broader economy on a lagged basis. The seasonality and cyclicality of our industry may contribute to fluctuations in our financial condition and results of operations.

Our expenses may not decrease even if our revenue decreases.

Many of the expenses associated with owning hotels, such as debt-service payments, property taxes, insurance, utilities and employee wages and benefits, are relatively inflexible. They do not necessarily decrease in tandem with a reduction in revenue at the hotels and may be subject to increases that are not tied to the performance of our hotels or the increase in the rate of inflation generally. In addition some of our third-party ground leases require periodic increases in ground rent payments. Our ability to pay these rents could be affected adversely if our hotel revenues do not increase at the same or a greater rate than the increases in rental payments under the ground leases.

In the event of a significant decrease in demand, La Quinta or other third-party hotel managers that we may engage in the future may not be able adjust the labor model to offset the decrease in demand. Our hotel managers also may be unable to offset any fixed or increased expenses with higher room rates. Any of our efforts to reduce operating costs also could adversely affect the future growth of our business and the value of our hotel properties.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Our business is capital intensive and our failure to make necessary investments could adversely affect the profitability of our properties.

Our hotels have an average age of 29 years. For these hotels to remain attractive and competitive, we have to make periodic investments to keep these hotels well maintained, modernized and refurbished. This creates an ongoing need for capital. We may be unable to access capital or unwilling to spend available capital when necessary. To the extent that we cannot fund expenditures from cash generated by the operation of our properties, funds must be borrowed or otherwise obtained, which may be difficult to obtain. Failure to make the investments necessary to maintain or improve our portfolio or act in accordance with applicable brand standards could adversely affect the profitability of our properties.

We are exposed to the inherent risks resulting from our investments in real estate, including the relative illiquidity of such investments, which could increase our costs, reduce our profits and limit our ability to respond to market conditions.

Real estate investments are relatively illiquid and, therefore, cannot be purchased or sold rapidly in response to changes in economic or other conditions. Buyers may not be identified quickly or be able to secure suitable financing to consummate a transaction or we may not be able to sell hotels on terms favorable to us. Furthermore, sales of certain appreciated hotels could generate material adverse tax consequences, which may affect our ability to sell hotels in response to market conditions and adversely affect our ability to generate cash flows.

Moreover, the Code imposes restrictions on a REIT’s ability to dispose of properties that are not applicable to other types of real estate companies. In particular, the tax laws applicable to REITs require that we hold our hotels for use in a trade or business or for investment, rather than primarily for sale in the ordinary course of business, which may cause us to forego or defer sales of hotels that otherwise would be in our best interests. Therefore, we may not be able to adjust the composition of our portfolio promptly in response to changing economic, financial and investment conditions or dispose of assets at opportune times or on favorable terms, which may adversely affect our cash flows and our ability to make distributions to stockholders.

Additionally, real estate ownership is subject to other risks, including:

•	governmental regulations relating to real estate ownership or operations, including tax, environmental, zoning and eminent domain laws;

•

loss in value or functionality, or unanticipated liabilities, due to environmental conditions, local market or neighborhood conditions, governmental takings, uninsured casualties or restrictive changes in zoning and similar land use laws and regulations or in health, safety and environmental laws, rules and regulations and other governmental and regulatory action;

•	changes in tax laws and property taxes, even if the hotel level cash flows remain the same or decrease;

•	increased potential civil liability for accidents or other occurrences in hotels;

•	the ongoing need for owner funded capital improvements and expenditures to maintain or upgrade hotels;

•	periodic total or partial closures due to renovations and hotel improvements;

•	risks associated with mortgage debt, including the possibility of default, fluctuating interest rate levels and uncertainties in the availability of replacement financing;

•

risks associated with the possibility that cost increases will outpace revenue increases and that in the event of an economic slowdown, the high proportion of fixed costs will make it difficult to reduce costs to the extent required to offset declining revenues;

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•

acts of God, including earthquakes, hurricanes, floods, winter storms and other natural disasters (that may result in uninsured losses, including property value losses caused by nearby disasters even if our hotels are completely undamaged);

•	fluctuations in real estate values or potential impairments in the value of our assets;

•	maintaining tenants for leased properties; and

•	contingent liabilities that exist after we have exited a property.

Any of the forgoing risks could increase our costs, reduce our profits and the value of our properties and limit our ability to respond to market conditions.

We face various risks posed by our acquisition, redevelopment, repositioning, renovation and re-branding activities, as well as our disposition activities.

We may in the future invest in identifying and consummating acquisitions of additional hotels and portfolios. We can provide no assurances that we will be successful in identifying attractive hotels or that, once identified, we will be successful in consummating an acquisition. We face significant competition for attractive investment opportunities from other well-capitalized investors, some of which have greater financial resources and a greater access to debt and equity capital to acquire hotels than we do. This competition increases as investments in real estate become increasingly attractive relative to other forms of investment. As a result of such competition, we may be unable to acquire certain hotels or portfolios that we deem attractive or the purchase price may be significantly elevated or other terms may be substantially more onerous. In addition, we expect to finance future acquisitions through a combination of retained cash flows, borrowings and offerings of equity and debt securities, which may not be available on advantageous terms, or at all. Any delay or failure on our part to identify, negotiate, finance on favorable terms, consummate and integrate such acquisitions could materially impede our growth.

We are also obligated to re-flag certain hotels currently operating under the La Quinta brand due to the completion of nearby hotels in La Quinta’s franchisee pipeline. Such rebranding, which may affect approximately 20 hotels, may mean that our hotels are rebranded as a less profitable flag.

In addition, newly acquired, redeveloped, renovated, repositioned or re-branded hotels may fail to perform as expected and the costs necessary to bring such hotels up to applicable brand standards may exceed our expectations, which may result in the hotels’ failure to achieve projected returns.

In particular, these activities could pose the following risks to our ongoing operations:

•	we may abandon such activities and may be unable to recover expenses already incurred in connection with exploring such opportunities;

•

acquired, redeveloped, renovated or re-branded hotels may not initially be accretive to our results, and we and the third-party hotel managers may not successfully manage newly acquired, renovated, redeveloped, repositioned or re-branded hotels to meet our expectations;

•	we may be unable to quickly, effectively and efficiently integrate new acquisitions, particularly acquisitions of portfolios of hotels, into our existing portfolio;

•

our redevelopment, repositioning, renovation or re-branding activities may not be completed on schedule, which could result in increased debt service and other costs and lower revenues, and defects in design or construction may result in delays and additional costs to remedy the defect or require a portion of a property to be closed during the period required to rectify the defect;

•

management attention may be diverted by our acquisition, redevelopment, repositioning or re-branding activities, which in some cases may turn out to be less compatible with our growth strategy than originally anticipated;

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	we may not be able to meet the loan covenants in any financing obtained to fund the new development, creating default risks;

•	we may issue shares of stock or other equity interests in connection with such acquisitions that could dilute the interests of our existing stockholders;

•	we may assume various contingent liabilities in connection with such transactions;

•	we may divest of hotels which will impact our revenue and EBITDA and may yield lower than expected returns or otherwise fail to achieve the benefits we expect; and

•	we may incur losses on sales or impairment on anticipated sales of properties.

The occurrence of any of the foregoing events, among others, could materially and adversely affect our results of operations and profitability as well as limit or slow our future growth.

Required capital expenditures and costs associated with, or failure to maintain, brand operating standards may materially and adversely affect our results of operations and profitability.

The terms of our franchise agreements and management agreements generally require us to meet specified operating standards and other terms and conditions and compliance with such standards may be costly. We expect that La Quinta and any other future third-party franchisors will periodically inspect our hotels to ensure that we and any third-party hotel managers follow brand standards. Additionally, under the terms of the franchise agreements, we are required to make specified per-room capital expenditures at each property, which requirement could cause us to make greater investments in underperforming properties than we might otherwise. See “Business and Properties—Our Principal Agreements—Franchise Agreements.”

Failure by us, or any hotel management company that we engage, to maintain the operating standards, make required capital expenditures or comply with other terms and conditions could result in a franchise agreement being canceled or the franchisor requiring us to undertake a costly property improvement program. If a franchise agreement is terminated due to our failure to make required improvements or to otherwise comply with its terms, we also may be liable to the franchisor for a termination payment, which varies by franchisor and by hotel. If the funds required to maintain brand operating standards are significant, or if a franchise agreement is terminated, it could materially and adversely affect our results of operations and profitability.

If we were to lose a brand license at one or more of our hotels, the value of the affected hotels could decline significantly and we could incur significant costs to obtain new franchise agreements, which could materially and adversely affect our results of operations and profitability as well as limit or slow our future growth.

All but one of our properties as of the date of this prospectus utilize the La Quinta brand. We lease all but one of our hotels to our TRS lessees. Our TRS lessees, in turn, entered into management agreements with LQH prior to the spin-off to operate our hotels. We have an obligation to re-flag three properties that currently operate under the La Quinta brand and may, in the future, rebrand other existing properties, acquire properties that operate under other brands and/or engage other third-party hotel managers and franchisors. If we were to lose a brand license, the underlying value of a particular hotel could decline significantly from the loss of associated name recognition, marketing support, participation in guest loyalty programs and the centralized reservation system provided by the franchisor or brand manager, which could require us to recognize an impairment on the hotel. Furthermore, the loss of a franchise agreement for a particular hotel could harm our relationship with the franchisor or brand manager, which could impede our ability to operate other hotels under the same brand, limit our ability to obtain new franchise agreements or brand management agreements from the franchisor or brand in the future on favorable terms, or at all, and cause us to incur significant costs to obtain a new franchise agreement or brand management agreement for the particular hotel. Accordingly, if we lose one or more franchise agreements or brand management agreements, it could materially and adversely affect our results of operations and profitability as well as limit or slow our future growth.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Cyber threats and the risk of data breaches or disruptions of our hotel franchisors’, managers’ or our own information technology systems could materially adversely affect our business.

The La Quinta brand is dependent on information technology networks and systems, including the internet, to access, process, transmit and store proprietary and customer information, and we expect that other hotel managers that we contract with in the future also will be dependent on such networks. These complex networks include reservation systems, hotel management systems, customer databases, call centers, administrative systems and third-party vendor systems. These systems require the collection and retention of large volumes of personally identifiable information of hotel guests, which may include credit card numbers.

These information networks and systems can be vulnerable to threats such as: system, network or internet failures; computer hacking or business disruption; cyber-terrorism; viruses, worms or other malicious software programs; and employee error, negligence or fraud. The risks from these cyber threats are significant. We expect the La Quinta brand may be subject to cyber-attacks in the future and may experience data breaches. We rely on La Quinta, and will rely on other hotel managers that we contract with in the future, to protect proprietary and customer information from these threats. Any compromise of our hotel managers’ networks could result in a disruption to operations, such as disruptions in fulfilling guest reservations, delayed bookings or lost guest reservations. Any of these events could, in turn, result in disruption of the operations of our hotels, in increased costs and in potential litigation and liability. In addition, public disclosure, or loss of customer or proprietary information could result in damage to La Quinta’s reputation and a loss of confidence among hotel guests and result in reputational harm for our hotels, which may have a material adverse effect on our business, financial condition and results of operations.

In addition to the information technologies and systems our hotel managers use to operate our hotels, we expect to have our own corporate technologies and systems that are used to access, store, transmit, and manage or support a variety of business processes. There can be no assurance that the security measures we have taken to protect the contents of these systems will prevent failures, inadequacies or interruptions in system services or that system security will not be breached through physical or electronic break-ins, computer viruses, and attacks by hackers. Disruptions in service, system shutdowns and security breaches in the information technologies and systems we use, including unauthorized disclosure of confidential information, could have a material adverse effect on our business, our financial reporting and compliance, and subject us to liability claims or regulatory penalties which could be significant.

The growth of internet reservation channels could adversely affect our business and profitability.

A significant percentage of hotel rooms for individual guests is booked through internet travel intermediaries. Search engines and peer-to-peer inventory sources also provide online travel sources that compete with our hotels. If bookings continue to shift to higher cost distribution channels, including internet travel intermediaries and meeting procurement firms, it could materially impact our profits. Bookings through internet travel intermediaries have been increasing. For the nine months ended September 30, 2018, such bookings represented 30% of the booking channel mix for our portfolio, compared to 28% for the prior year period. As such bookings increase, these intermediaries may be able to obtain higher commissions, reduced room rates or other significant contract concessions from the La Quinta brand, other brands our properties may utilize in the future and management companies. These hospitality intermediaries also may reduce these bookings by de-ranking our hotels in search results on their platforms, and other online providers may divert business away from our hotels. Moreover, hospitality intermediaries generally employ aggressive marketing strategies, including expending significant resources for online and television advertising campaigns to drive consumers to their websites. Further, some of these internet travel intermediaries are attempting to commoditize hotel rooms by increasing the importance of price and general indicators of quality at the expense of brand identification.

All but one of our properties as of the date of this prospectus utilize the La Quinta brand. Consumers may develop brand loyalties to the intermediaries’ websites and reservations systems rather than to the La Quinta

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

brand. If this happens, our business and profitability may be significantly harmed. Consolidation of internet travel intermediaries, and the entry of major internet companies into the internet travel bookings business, also could divert bookings away from La Quinta’s website and increase our hotels’ cost of sales.

In addition, recent class action litigation against several online travel intermediaries and lodging companies challenges the legality under antitrust law of certain provisions in contracts with third-party intermediaries. In one such action, several online travel intermediaries and lodging companies were sued for deceptive advertising and allegedly conspiring to fix prices. The court dismissed the action after finding the plaintiffs’ claims implausible and not linked to any harm. Although La Quinta was not named in that action, and the case sets favorable precedent, there is no guarantee that another similar action will not be filed in the future.

A disruption to the functioning of the La Quinta reservation system could have an adverse effect on our hotels.

La Quinta manages a reservation system that communicates reservations to our hotels that have been made by individuals directly, either online or by telephone to call centers or through devices via mobile applications, or through intermediaries like travel agents, internet travel web sites and other distribution channels. We expect that any other future third-party franchisor would similarly manage a reservation system. In addition, cross-selling through direct channels, such as Wyndham.com and Wyndham’s call center, was launched in August 2018 and complete integration is planned for the first quarter of 2019. The cost, speed, efficacy and efficiency of these reservation systems, as well as protection of personal or confidential information of its users, are important aspects of any brand. Any degradation of, failure of adequate development relative to, or security breach of, such reservation systems, including in connection with the integration of the La Quinta branded system and Wyndham, may adversely affect our affiliated hotels.

These reservation systems generally rely on data communications networks operated by unaffiliated third parties. Any significant interruption of the function of these reservation systems (or significant parts of thereof) may adversely affect our business as well as our ability to generate revenues.

The cessation, reduction or taxation of program benefits of the La Quinta Returns loyalty program or our access to it could adversely affect the La Quinta brand and guest loyalty.

All but one of our properties currently participate in the loyalty program for the La Quinta brand. Our hotels contribute a percentage of the guest’s room rate per night to the program for each hotel stay of a Returns program member. La Quinta arranges with service providers such as airlines to exchange monetary value represented by points for program awards and may charge a license fee to such service providers for use of the La Quinta brand trademarks. La Quinta Returns program members accumulate points based on eligible stays and hotel charges and redeem the points for a range of benefits, including free rooms, airline miles and other items of value. Currently, the program benefits are not taxed as income to members. We are not the owner of the La Quinta Returns program and changes to the program, including its combination with the Wyndham Rewards program, or our access to it could negatively impact our business. If the program awards and benefits are materially altered, curtailed or taxed, or if customers choose other brands within the Wyndham Rewards program, and, as a result, a material number of current Returns members choose to stay at non-La Quinta-branded hotels, our business could be adversely affected.

A number of our hotels are subject to ground leases; if we are found to be in breach of a ground lease or are unable to renew a ground lease, we could be adversely affected.

Eighteen of our hotels are either completely or partially on land subject to ground leases. If we are found to be in breach of a ground lease or ground sublease, such ground lease or sublease could be terminated. Assuming that we exercise all available options to extend the terms of our ground leases and ground subleases, all of our ground leases and ground subleases will expire between 2019 and 2096. However, in certain cases, our ability to

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

exercise such options is subject to the condition that we are not in default under the terms of the ground lease or ground sublease, as applicable, at the time that we exercise such options and/or the time such extension occurs, and we can provide no assurances that we will be able to exercise our options at such time. Furthermore, we can provide no assurances that we will be able to renew our ground leases and ground subleases upon expiration or at satisfactory economic terms. If a ground lease or ground sublease expires or is terminated, we would be unable to derive income from such hotel, which could adversely affect us.

We will not recognize any increase in the value of the land or improvements subject to our ground leases and may only receive a portion of compensation paid in any eminent domain proceeding with respect to the hotel.

Unless we purchase a fee interest in the land and improvements subject to our ground leases, we will not have any economic interest in the land or improvements at the expiration of our ground leases and therefore we generally will not share in any increase in value of the land or improvements beyond the term of a ground lease, notwithstanding our capital outlay to purchase our interest in the hotel or fund improvements thereon, and will lose our right to use the hotel. Furthermore, if a governmental authority seizes a hotel subject to a ground lease under its eminent domain power, we may only be entitled to a portion of any compensation awarded for the seizure.

We may be subject to unknown or contingent liabilities related to the hotels that we may acquire in the future, which could materially and adversely affect our revenues and profitability growth.

The hotels that we may acquire in the future may be subject to unknown or contingent liabilities for which we may have no recourse, or only limited recourse, against the sellers. In general, the representations and warranties provided under the transaction agreements related to the purchase of the hotels we acquire may not survive the completion of the transactions. Furthermore, indemnification under such agreements may be limited and subject to various materiality thresholds, a significant deductible or an aggregate cap on losses. As a result, there is no guarantee that we will recover any amounts with respect to losses due to breaches by the sellers of their representations and warranties. In addition, the total amount of costs and expenses that may be incurred with respect to liabilities associated with these hotels may exceed our expectations, and we may experience other unanticipated adverse effects, all of which could materially and adversely affect our revenues and profitability.

We depend on external sources of capital for future growth; therefore, any disruption to our ability to access capital at times and on terms reasonably acceptable to us may affect adversely our business and results of operations.

Ownership of hotels is a capital intensive business that requires significant capital expenditures to acquire, operate, maintain and renovate properties. To qualify as a REIT, we are required to distribute to our stockholders at least 90% of our REIT taxable income (determined without regard to the deduction for dividends paid and excluding any net capital gain), including taxable income recognized for U.S. federal income tax purposes but with regard to which we do not receive cash. As a result, we must finance our growth, fund debt repayments and fund these significant capital expenditures largely with external sources of capital. Our ability to access external capital could be hampered by a number of factors, many of which are outside of our control, including:

•	price volatility, dislocations and liquidity disruptions in the U.S. and global equity and credit markets such as occurred during 2008 and 2009;

•	changes in market perception of our growth potential, including downgrades by rating agencies;

•	decreases in our current and estimated future earnings;

•	decreases or fluctuations in the market price of our common stock;

•	increases in interest rates; and

•	the terms of our existing long-term indebtedness.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Any of these factors, individually or in combination, could prevent us from being able to obtain the external capital we require on terms that are acceptable to us, or at all, which could have a material adverse effect on our ability to finance our future growth and our financial condition and results of operations. Potential consequences of disruptions in U.S. and global equity and credit markets and, as a result, an inability for us to access external capital at times, and on terms, reasonably acceptable to us could include:

•	a need to seek alternative sources of capital with less attractive terms, such as more restrictive covenants and shorter maturity;

•	adverse effects on our financial condition and liquidity, and our ability to meet our anticipated requirements for working capital, debt service and capital expenditures;

•	higher costs of capital;

•	an inability to enter into derivative contracts to hedge risks associated with changes in interest rates and foreign currency exchange rates; or

•	an inability to execute on acquisitions.

Governmental regulation may adversely affect the operation of our hotels.

Our hotels are subject to extensive local, regional and national regulations and, on a periodic basis, must obtain various licenses and permits. The laws and regulations of states, counties, cities, provinces and other political subdivisions may also require certain registration, disclosure statements and other practices with respect to the franchising of hotels. Any failure to identify, obtain or maintain required licenses and permits could result in adverse consequences.

The hotel industry is subject to extensive federal, state and local governmental regulations in the United States, including those relating to building and zoning requirements and those relating to the preparation and sale of food. We and our hotel managers are also subject to licensing and regulation by state and local departments relating to health, sanitation, fire and safety standards, and to laws governing their relationships with employees, including minimum wage requirements, overtime, working conditions and citizenship requirements. In connection with the continued operation or remodeling of certain of our hotels, we may be required to expend funds to meet federal, state and local regulations. For example, we have incurred and may incur additional significant costs complying with the Americans with Disabilities Act (“ADA”), which requires that all public accommodations meet certain federal requirements related to access and use by disabled persons. The regulations also mandate certain operational requirements that hotel operators must observe. If, pursuant to the ADA, we are required to make substantial alterations to, and capital expenditures for, our hotels, including removal of access barriers, it could increase our expenditures and, in turn, could reduce our earnings. Any failure to obtain or maintain any such licenses or any publicity resulting from actual or alleged violations of any such laws and regulations could result in injunctive relief, fines, damage awards or capital expenditures and could have an adverse effect on our results of operations. Moreover, new or revised laws and regulations or new interpretations of existing laws and regulations could affect the operation of our hotels or result in significant additional expense and operating restrictions on us.

U.S. environmental laws and regulations may cause us to incur substantial costs or subject us to potential liabilities.

We are subject to certain compliance costs and potential liabilities under various U.S. federal, state and local environmental, health and safety laws and regulations. These laws and regulations govern actions including air emissions, the use, storage and disposal of hazardous and toxic substances and wastewater disposal. Our failure to comply with such laws, including any required permits or licenses, could result in substantial fines or possible revocation of our authority to conduct some of our operations. We could also be liable under such laws for the costs of investigation, removal or remediation of hazardous or toxic substances at our currently or formerly

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

owned or operated hotels or at third-party locations in connection with our waste disposal operations, regardless of whether or not we knew of, or caused, the presence or release of such substances. In some cases, we may be entitled to indemnification from the party that caused the contamination, but there can be no assurance that we would be able to recover all or any costs we incur in addressing such problems. From time to time, we may be required to remediate such substances or remove, abate or manage asbestos, mold, radon gas, lead or other hazardous conditions at our hotels. The presence or release of such toxic or hazardous substances could result in third-party claims for personal injury, property or natural resource damages, business interruption or other losses. Such claims and the need to investigate, remediate, or otherwise address hazardous, toxic or unsafe conditions could adversely affect our operations, the value of any affected hotel, or our ability to sell, lease or assign our rights in any such hotel, or could otherwise harm our business. Environmental, health and safety requirements have also become increasingly stringent, and our costs may increase as a result. For example, Congress, the U.S. Environmental Protection Agency (“EPA”), and some states are considering or have undertaken actions to regulate and reduce greenhouse gas emissions. New or revised laws and regulations or new interpretations of existing laws and regulations, such as those related to climate change, could affect the operation of our hotels or result in significant additional expense and operating restrictions on us.

Asbestos, lead-based paint, mold and other hotel related issues could expose us to substantial liability.

Certain U.S. laws impose liability for the release of asbestos containing materials into the air or require the removal or containment of asbestos containing materials, and third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to toxic or hazardous substances. Some of our hotels may have asbestos containing materials, and if such materials are discovered, we are required to take action as and when required by applicable law. Such laws require that, as owners of buildings containing asbestos, we must (i) properly manage and maintain the asbestos, (ii) notify and train certain employees regarding the presence of asbestos and the related hazards and (iii) undertake special precautions, including removal or other abatement, if asbestos would be disturbed during renovation or demolition of a building. Such laws may impose fines and penalties on us if we fail to comply with these requirements and may allow third parties to seek recovery for personal injury associated with exposure to asbestos fibers, which could significantly increase our operating costs and reduce our earnings.

In addition, certain laws impose liability for lead based paint, and third parties may seek recovery from owners of real properties for personal injury associated with lead based paint. Limits are placed on the amount of lead that may be present in public drinking water supplies, and third parties may seek recovery from owners of real properties for injuries arising from exposure to high lead concentration. We indemnify La Quinta, and we will indemnify other third-party hotel managers that we may engage in the future, for certain legal costs resulting from management of our hotels.

Other materials used in the construction of our hotels that are currently thought to be safe may in the future be determined to be hazardous, and could expose us to substantial liability for damages, injuries, adverse health effects or removal and disposal costs. In addition, other building supplies thought to be appropriate for their use, while not toxic, have been discovered to be defective (such as fire-retardant plywood or polybutylene piping). Defects in such supplies have resulted in substantial costs on the part of the owners of affected hotels to remove and replace the defective materials. Materials currently thought to be appropriate or safe may in the future prove to be defective, and could result in substantial costs or losses.

Problems associated with mold may pose risks to our hotels and also may be the basis for personal injury claims against us. There is no generally accepted standard for the assessment of mold. If left unchecked or inadequately addressed, the growth of mold could result in litigation and remediation expenses, or in a closure of some or all of a hotel, that could adversely affect revenues from an individual hotel. We have discovered that some of our hotels have problems with mold. The presence of mold at some of our hotels has required us to undertake a remediation program to remove the mold from the affected hotels. The cost of remediation to date has not been material. However, remediation costs may substantially increase if there is mold in our other hotels

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associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

or if costs related to mold such as legal and insurance expense continue to increase rapidly, which could significantly increase our operating costs and reduce our earnings.

Additionally, the EPA has identified certain health risks associated with elevated radon gas in buildings, and has recommended that certain mitigating measures be considered. It is possible that other environmental conditions not currently known, or known but not currently thought to be dangerous, may in the future be determined to present a risk to health or safety, such as with respect to possible exposure to waterborne pathogens.

For all of these reasons, the presence of, or potential for contamination by, such hazardous or toxic substances, or exposure to pathogens, at, on, under, adjacent to, emanating from, or in any of our hotels could materially adversely affect the operations, the value of such hotel or the ability to attract guests to such hotel, or could otherwise harm our business.

Adverse judgments or settlements resulting from legal proceedings in which we may be involved in the normal course of our business could reduce our profits or limit our ability to operate our business.

In the normal course of our business, we are involved in various legal proceedings. La Quinta and other third-party hotel managers that we may engage in the future, whom we indemnify for legal costs resulting from management of our hotels, may also be involved in various legal proceedings relating to the management of our hotels. The outcome of these proceedings cannot be predicted. If any of these proceedings were to be determined adversely to us or our third-party hotel managers or a settlement involving a payment of a material sum of money were to occur, it could materially and adversely affect our profits or ability to operate our business. In recent years, a number of hospitality companies have been subject to lawsuits, including class action lawsuits, alleging violations of federal laws and regulations regarding workplace and employment matters, consumer protection claims and other commercial matters. A number of these lawsuits have resulted in the payment of substantial damages by the defendants through adverse judgments or settlement agreements. Additionally, we could become the subject of future claims by third parties, including current or former third-party property owners, guests who use our properties, our employees, our investors or regulators. Any significant adverse judgments or settlements would reduce our profits and could limit our ability to operate our business. Further, we may incur costs related to claims for which we have appropriate third-party indemnity, but such third parties fail to fulfill their contractual obligations.

The loss of senior executives could significantly harm our business.

Our ability to maintain our competitive position depends to a large degree on the efforts and skills of our senior executives. Finding suitable replacements for senior executives could be difficult. We currently do not have a life insurance policy or key person insurance policy with respect to any of our senior executives. Any failure of our management to work together to effectively manage our operations, any additional departures of senior executives, our inability to hire other key management, and any failure to effectively integrate new management into our controls, systems and procedures may adversely affect our business, results of operations and financial condition.

We are subject to risks associated with the employment of hotel personnel, particularly with hotels that employ unionized labor, which could increase our operating costs, reduce the flexibility of our hotel managers to adjust the size of the workforce at our hotels and could materially and adversely affect our revenues and profitability.

We entered into management agreements with LQH to operate each of our hotels. La Quinta is generally responsible for hiring and maintaining the labor force at each of the hotels they manage. Although we generally do not directly employ or manage employees at our hotels, we are subject to many of the costs and risks generally associated with the hotel labor force. Increased labor costs due to factors like additional taxes or

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

requirements to incur additional employee benefits costs, including the requirements of the Affordable Care Act or any similar health care regulations enacted in the future, may adversely impact our operating costs. If a portion of the workforce at our hotels were to become unionized, it may also hinder the ability of La Quinta and any other hotel management company that we engage to resolve employment matters and disputes directly with their employees.

From time to time, strikes, lockouts, public demonstrations or other negative actions and publicity may disrupt hotel operations at any of our hotels, negatively impact the reputation of our brands, or harm relationships with the labor forces at our hotels. We also may incur increased legal costs and indirect labor costs as a result of contract disputes or other events. Additionally, hotels where our hotel managers have collective bargaining agreements with employees are more highly affected by labor force activities than others. The resolution of labor disputes or new or re-negotiated labor contracts could lead to increased labor costs, either by increases in wages or benefits or by changes in work rules that raise hotel operating costs. Furthermore, labor agreements may limit the ability of our hotel managers to adjust the labor model during an economic downturn because collective bargaining agreements are negotiated between the hotel managers and labor unions. We do not have the ability to control the outcome of these negotiations.

If the insurance that we carry does not sufficiently cover damage or other potential losses or liabilities to third parties involving our hotels, our profits could be reduced.

We carry insurance from insurance carriers that we believe is adequate for foreseeable first and third party losses and with terms and conditions that we believe are reasonable and customary. Nevertheless, market forces beyond our control could limit the scope of the insurance coverage that we can obtain or restrict our ability to buy insurance coverage at reasonable rates. In the event of a substantial loss, the insurance coverage that we carry may not be sufficient to reimburse us in full for our losses or pay the full value of financial obligations, liabilities or the replacement cost of any lost investment or property loss, which could adversely affect our profits. In addition, risks that may fall outside the general coverage terms and limits of the policies and certain types of losses that are significantly uncertain, or generally of a catastrophic nature, such as hurricanes, earthquakes and floods or terrorist acts, may be uninsurable or not economically insurable. If such losses or events occur, they could cause substantial damage to our hotels or the surrounding area, without any insurance coverage. Further, we may not be able to obtain or renew insurance policies or, if we are able to obtain or renew our coverage, it may be at a significantly higher cost than the historic cost.

In addition, insurance coverage for our hotels and for casualty losses does not customarily cover damages that are characterized as punitive or similar damages. As a result, any claims or legal proceedings, or settlement of any such claims or legal proceedings that result in damages that are characterized as punitive or similar damages may not be covered by our insurance. If these types of damages are substantial, our financial condition and results of operation may be adversely affected.

In some cases, these factors could result in certain losses being completely uninsured. As a result, we could lose some or all of the capital invested in a hotel, as well as the anticipated future revenues and profits from the hotel. We could suffer an uninsured or underinsured loss, and we may not have sufficient insurance to cover awards of damages resulting from claims made against us.

Terrorism insurance may not be available at commercially reasonable rates or at all.

Following the September 11, 2001 terrorist attacks in New York City and the Washington, D.C. area, Congress passed the Terrorism Risk Insurance Act of 2002, which established the Terrorism Risk Insurance Program (the “Program”) to provide insurance capacity for terrorist acts. The Program expired at the end of 2014 but was reauthorized, with some adjustments to its provisions, in January 2015 for six years through December 31, 2020. We carry insurance from insurance carriers to respond to both first-party and third-party liability losses related to terrorism. We purchase our first-party property damage and business interruption

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

insurance from a stand-alone market in place of and to supplement insurance from government run pools. If the Program is not extended or renewed upon its expiration in 2020, or if there are changes to the Program that would negatively affect insurance carriers, premiums for terrorism insurance coverage will likely increase and/or the terms of such insurance may be materially amended to increase stated exclusions or to otherwise effectively decrease the scope of coverage available, perhaps to the point where it is effectively unavailable.

Terrorist attacks and military conflicts may adversely affect the lodging industry.

The September 11, 2001 terrorist attacks in New York City and the Washington, D.C. area and more recent terrorist attacks in other areas of the world underscore the possibility that large public facilities or economically important assets could become the target of terrorist attacks in the future. The occurrence or the possibility of terrorist attacks or military conflicts could, among other things, generally reduce travel to affected areas for tourism and business or adversely affect the willingness of guests to stay in or avail themselves of hotel services and result in higher costs for security and insurance premiums or diminish the availability of insurance coverage for losses related to terrorist attacks, all of which could adversely affect our financial condition and results of operations.

Changes to estimates or projections used to assess the fair value of our assets, or operating results that are lower than our current estimates at certain properties, may cause us to incur impairment charges that could adversely affect our results of operations.

Our total assets include a substantial amount of long-lived assets, principally property and equipment, including hotels, and intangible assets. We analyze our assets for impairment on an annual basis or more frequently if events or changes in circumstances indicate that an asset might be impaired. Our evaluation of impairment requires us to make certain estimates and assumptions including projections of future results. After performing our evaluation for impairment, including an analysis to determine the recoverability of long-lived assets, we will record an impairment loss when the carrying value of the underlying asset, asset group or reporting unit exceeds its fair value. Decisions to divest hotels could result in the requirement to record an impairment charge due to, among other factors, a decrease in the assumed holding period for the hotel. For example, during 2016, as part of the strategic review of our hotel portfolio, we identified approximately 50 properties as candidates for sale in the near term. After considering the shortened holding period and probability of selling these hotels, we determined that the estimated cash flows were less than the carrying value of certain hotels and therefore we reduced the carrying values to their estimated fair value. This resulted in an impairment charge of approximately $80 million. Also during 2016, we entered into agreements to sell 11 of our hotels and recorded an impairment charge of $19 million to adjust the value of these assets to their fair value, less transaction costs. Further divestitures could result in additional impairment charges. In addition, if the estimates or assumptions used in our evaluation of impairment change, we may be required to record additional impairment charges on certain of our assets. During times of economic distress, declining demand and declining earnings often result in declining asset values. If any impairment losses we recognize are significant, our financial condition and results of operations would be adversely affected.

Changes in federal, state or local tax law or interpretations of existing tax law, or adverse determinations by tax authorities, could increase our tax burden or otherwise adversely affect our financial condition, results of operations or cash flows.

We are currently subject to taxation at the federal, state and local levels in the United States. Our future effective tax rate could be affected by changes in the composition of earnings in jurisdictions with differing tax rates, changes in statutory rates and other legislative changes, changes in the valuation of our deferred tax assets and liabilities, or changes in determinations regarding the jurisdictions in which we are subject to tax. From time to time, the U.S. federal, state and local governments make substantive changes to tax rules and their application, which could result in materially higher taxes than would be incurred under existing tax law or interpretation and could adversely affect our profitability, financial condition, results of operations or cash flows. State and local

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

tax authorities have also increased their efforts to increase revenues through changes in tax law and audits. Such changes and proposals, if enacted, could increase our future effective income tax rates. We are subject to ongoing and periodic tax audits and disputes in various jurisdictions. An unfavorable outcome from any tax audit could result in higher tax costs, penalties and interest, thereby adversely impacting our financial condition, results of operations or cash flows. Furthermore, we intend to elect to be taxed as a REIT, effective May 31, 2018, with the filing of our U.S. federal income tax return for the year ending December 31, 2018. See “—Risks Related to Our REIT Status and Certain Other Tax Items.”

We are currently under audit by the Internal Revenue Service and may be required to pay additional taxes.

The Internal Revenue Service (the “IRS”) is currently auditing the tax returns of La Quinta Corporation, one of LQH’s former REITs prior to the Pre-IPO Transactions, and BRE/LQ Operating Lessee Inc., one of LQH’s former TRSs prior to the Pre-IPO Transactions, in each case for the tax years ended December 31, 2010, 2011, 2012 and 2013. With respect to the audits of the 2010 and 2011 tax returns, LQH received a draft notice of proposed adjustment from the IRS on January 9, 2014, and the notice of proposed adjustment was issued to LQH on June 2, 2014. LQH submitted a timely response to the notice of proposed adjustment and, on July 7, 2014, we received an IRS 30-Day Letter proposing to impose a 100% tax on the REIT totaling $158 million for the periods under audit in which the IRS has asserted that the rent charged for these periods under the lease of hotel properties from the REIT to the TRS exceeded an arm’s length rent. In addition, the IRS proposed to eliminate $89 million of net operating loss carryforwards for the TRS for the tax years 2006 through 2009; however, in an IRS rebuttal received on September 26, 2014, the IRS conceded its proposed adjustment on this point was incorrect. LQH disagrees with the IRS’ position with respect to rents charged by the REIT to its TRS and has appealed the proposed tax and adjustments to the IRS Appeals Office. In determining amounts payable by LQH’s TRS under the lease, LQH engaged a third party to prepare a transfer pricing study contemporaneous with the lease which concluded that the lease terms were consistent with an arm’s length rent as required by relevant provisions of the Code and applicable Treasury Regulations. Attorneys and others representing LQH conducted preliminary discussions regarding the appeal with the IRS Appeals Office team on March 31, 2015 and April 1, 2015. In response to a supplemental analysis submitted by the IRS economist to the IRS Appeals Office and provided to us on August 18, 2015, LQH submitted responses dated September 3, 2015 and October 1, 2015.

LQH’s most recent meeting with the IRS Appeals Office team occurred on January 25, 2017. In September 2017, IRS Appeals conceded that the proper measurement date for the lease was July 6, 2007, the date used in the contemporaneous transfer pricing study described above. In November 2017, IRS Appeals returned the matter to IRS Examination for further factual development. LQH believes the IRS transfer pricing methodologies applied in the audits contain flaws and that the IRS proposed tax and adjustments are inconsistent with U.S. transfer pricing principals and the U.S. federal tax laws related to REITs. LQH has concluded that the positions reported on our tax returns under audit by the IRS are, based on their technical merits, more-likely-than-not to be sustained upon examination. Accordingly, as of the date of this filing, LQH has not established any reserves related to this proposed adjustment or any other issues reflected on the returns under examination. If, however, LQH or we are unsuccessful in challenging the IRS, an excise tax would be imposed on the REIT equal to 100% of the excess rent and we could owe additional income taxes, interest and penalties, which could adversely affect our financial condition, results of operations and cash flow and the price of our common stock. Such adjustments could also give rise to additional state income taxes.

On November 25, 2014, LQH was notified that the IRS intended to examine the tax returns of the same entities subject to the 2010 and 2011 audit in each case for the tax years ended December 31, 2012 and 2013. LQH received several draft notices of proposed adjustment proposing a transfer pricing related assessment of approximately $18 million for 2013, but the IRS recently indicated they were withdrawing that proposed assessment. In addition, LQH received a draft notice of proposed adjustment proposing transfer pricing related adjustments to our net operating losses for the years 2006 through 2009. The IRS has since indicated that it will not pursue the transfer-pricing adjustment. On August 8, 2017, the IRS issued a 30-Day Letter, in which it is proposed to disallow net operating loss carryovers originating in tax years 2006-2011 or, in the alternative, tax

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years 2006-2009, depending upon the outcome of the 2010-2011 examination discussed above. On September 26, 2017, LQH furnished a timely protest to the IRS exam team. They have since indicated that they intend to furnish a rebuttal to LQH’s protest, at which time the matter will be referred to the IRS Appeals Office. Based on analysis of these notices, LQH believes the NOL disallowances proposed in the 2012-2013 audit contain the same flaws present in the 2010-2011 audit and that the IRS proposed adjustment is inconsistent with U.S. federal income tax laws relating to REITs. LQH has concluded that the positions reported on its tax returns under audit by the IRS are, based on their technical merits, more-likely-than-not to be sustained upon examination. Accordingly, as of the date of this filing, LQH has not established any reserves related to this proposed adjustment or any other issues reflected on the returns under examination.

If the IRS were successful in its challenges relating to LQH’s 2010-2013 tax years, LQH could owe additional income taxes, interest and penalties, which will be allocated to us pursuant to the Tax Matters Agreement described under “Certain Relationships and Related Party Transactions—Agreements with LQH Parent Related to the Spin-Off—Tax Matters Agreement.”

Although neither we nor any of our subsidiaries have been a REIT for U.S. federal income tax purposes prior to the effective date of our REIT election, which we intend to make with the filing of our U.S. federal income tax return for the year ending December 31, 2018, there can be no assurance that the IRS will not challenge the Pre-IPO Entities’ REIT status for previous years in which they elected REIT status. If the IRS were to successfully challenge the previous REIT status of any such entity, we may be required to pay additional taxes.

Certain of the Pre-IPO Entities elected to be treated as REITs for U.S. federal income tax purposes for taxable years ended on and prior to the date of the initial public offering of LQH Parent. Following consummation of the initial public offering of LQH Parent and prior to our election with the filing of our U.S. federal income tax return for the year ending December 31, 2018, neither we nor any of our subsidiaries has been a REIT for U.S. federal income tax purposes. However, there can be no assurance that the IRS will not challenge the Pre-IPO Entities’ REIT qualification for previous years in which they elected REIT status. Qualification as a REIT involves the application of highly technical and complex provisions of the Code for which only a limited number of judicial or administrative interpretations exist. Although we believe that each of the Pre-IPO Entities that elected to be treated as a REIT met all of these requirements and qualified as a REIT in each of the years REIT status was elected, if the IRS were to successfully challenge the previous REIT status of any such entity, we could be liable for additional income taxes, interest and penalties, which could adversely affect our financial condition, results of operations and cash flow and the price of our common stock.

Changes to accounting rules or regulations may adversely affect our reported financial condition and results of operations.

New accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. A change in accounting rules or regulations may require retrospective application and affect our reporting of transactions completed before the change is effective, and future changes to accounting rules or regulations or the questioning of current accounting practices may adversely affect our reported financial condition and results of operations. See Note 2: “Significant Accounting Policies and Recently Issued Accounting Standards” in our audited consolidated financial statements included elsewhere in this prospectus for a summary of accounting standards issued but not yet adopted.

If we elect to grow our portfolio internationally, the risks of doing business internationally could lower our revenues, increase our costs, reduce our profits or disrupt our business.

None of our hotels are located outside of the United States. We may acquire hotels located outside of the United States in the coming years. As a result, we may be, on a potentially increasing basis, subject to the risks of doing business outside the United States, including recessionary trends or economic instability in international markets, changes in foreign currency exchange rates or currency restructurings and hyperinflation or deflation in

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and

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the countries in which our properties are located, the imposition of restrictions on currency conversion or the transfer of funds or limitations on our ability to repatriate non-U.S. earnings in a tax effective manner, the presence and acceptance of varying levels of business corruption in international markets, the impact of various anti-corruption and other laws, the impact of complying with regulations and policies of foreign governments, the difficulties involved in managing an organization doing business in many different countries, rapid changes in non-U.S. governmental, economic and political policies, political or civil unrest and acts of terrorism, increases in anti-American sentiment or the threat of international boycotts or U.S. anti-boycott legislation, forced nationalization of properties by local, state or national governments and events that make travel to such a region less attractive or more difficult.

Any or all of these factors may adversely affect the income from and the market value of our hotels located in international markets. In addition, the economy of any region in which our hotels are located may be adversely affected to a greater degree than that of other areas of the country or the world by certain developments affecting industries concentrated in that region or country. A decline in the general economic condition in regions or countries in which our hotels are located could result in a decrease in hotel demand in the region, and the income from and market value of these hotels may be adversely affected. Over time, room rates in regions can fluctuate and have historically fluctuated widely. While these factors and the impact of these factors are difficult to predict, any one or more of them could lower our revenues, increase our costs, reduce our profits or disrupt our business, and as our international operations increase, these risks will become more pronounced.

Risks Related to Our Indebtedness

Our substantial indebtedness could adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business, our ability to react to changes in the economy or our industry and our ability to pay our debts and could expose us to interest rate risk to the extent of our variable debt and divert our cash flow from operations to make debt payments.

We have a significant amount of indebtedness. As of September 30, 2018, our total indebtedness was approximately $1.0 billion and we had $150.0 million of availability under our revolving credit facility. Our substantial debt could have important consequences, including:

•

requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund our operations, capital expenditures and distributions to stockholders and to pursue future business opportunities;

•	increasing our vulnerability to adverse economic, industry or competitive developments;

•

exposing us to increased interest expense, as our degree of leverage may cause the interest rates of any future indebtedness (whether fixed or floating rate interest) to be higher than they would be otherwise;

•	exposing us to the risk of increased interest rates because certain of our indebtedness is at variable rates of interest;

•

making it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants, could result in an event of default that accelerates our obligation to repay indebtedness;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•

limiting our ability to obtain additional financing for working capital, capital expenditures, hotel development, satisfaction of debt service requirements, acquisitions and general corporate or other purposes; and

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•

limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who may be better positioned to take advantage of opportunities that our leverage prevents us from exploiting.

In addition, we are a holding company and substantially all of our consolidated assets are owned by, and most of our business is conducted through, our subsidiaries. Revenues from these subsidiaries are our primary source of funds for debt payments and operating expenses. If our subsidiaries are restricted from making distributions to us, that may impair our ability to meet our debt service obligations or otherwise fund our operations. Moreover, there may be restrictions on payments by subsidiaries to their parent companies under applicable laws, including laws that require companies to maintain minimum amounts of capital and to make payments to stockholders only from profits. As a result, although a subsidiary of ours may have cash, we may not be able to obtain that cash to satisfy our obligation to service our outstanding debt or fund our operations.

Servicing our indebtedness will require a significant amount of cash. Our ability to generate sufficient cash depends on many factors, some of which are not within our control.

Our ability to make payments on our indebtedness, to fund planned capital expenditures and to make distributions to our stockholders will depend on our ability to generate cash in the future. To a certain extent, this is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash flow to service our debt and meet our other commitments, we may need to restructure or refinance all or a portion of our debt, sell material assets or operations or raise additional debt or equity capital. We may not be able to affect any of these actions on a timely basis, on commercially reasonable terms or at all, and these actions may not be sufficient to meet our capital requirements. In addition, the terms of our existing or future debt arrangements may restrict us from affecting any of these alternatives. Our failure to make the required interest and principal payments on our indebtedness would result in an event of default under the agreement governing such indebtedness, which may result in the acceleration of some or all of our outstanding indebtedness.

Despite our level of indebtedness following the spin-off, we may be able to incur substantially more debt and enter into other transactions, which could further exacerbate the risks to our financial condition described above.

We may be able to incur significant additional indebtedness in the future. Although the debt agreements we entered into in connection with the Financing Transactions contain restrictions on the incurrence of additional indebtedness and entering into certain types of other transactions, these restrictions are often subject to a number of qualifications and exceptions. Additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also do not prevent us from incurring obligations, such as trade payables, that do not constitute indebtedness as defined under our debt instruments. In addition, our organization documents contain no limitation on the amount of debt we may incur, and our board of directors may change our financing policy at any time without stockholder notice or approval. To the extent new debt is added to our current debt levels, the substantial leverage risks described in the preceding two risk factors would increase.

The debt agreements we entered into in connection with the Financing Transactions contained, and future debt agreements may contain, restrictions that may limit our flexibility in operating our business.

The debt agreements we entered into in connection with the Financing Transactions contained operating covenants that limit the discretion of management with respect to certain business matters. These covenants place restrictions on our ability to incur additional indebtedness and make guarantees, create liens on assets, enter into sale and leaseback transactions, engage in mergers and consolidations, sell assets, make fundamental changes, pay dividends and distributions or repurchase our capital stock, make investments, loans and advances, including acquisitions, engage in certain transactions with affiliates, make changes in the nature of our business and make prepayments of junior debt and may require us to maintain certain levels of indebtedness and/or interest expense.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Additionally, the documents governing our future indebtedness may place additional restrictions on us and may require us to meet certain financial ratios and tests. Our ability to comply with these and other provisions of our new debt agreements and future debt agreements is dependent on our future performance, which will be subject to many factors, some of which are beyond our control. The breach of any of these covenants or non-compliance with any of these financial ratios and tests could result in an event of default under the debt agreements, which, if not cured or waived, could result in acceleration of the related debt and the acceleration of debt under other instruments evidencing indebtedness that may contain cross-acceleration or cross-default provisions.

The use of debt to finance future acquisitions could restrict operations, inhibit our ability to grow our business and revenues, and negatively affect our business and financial results.

We intend to incur additional debt in connection with future hotel acquisitions. We may, in some instances, borrow under our secured mortgage and, in certain circumstances mezzanine credit facility or secured revolving credit facility or borrow new funds to acquire hotels. In addition, we may incur mortgage debt by obtaining loans secured by a portfolio of some or all of the hotels that we own or acquire. If necessary or advisable, we also may borrow funds to make distributions to our stockholders to qualify and maintain our qualification as a REIT for U.S. federal income tax purposes. To the extent that we incur debt in the future and do not have sufficient funds to repay such debt at maturity, it may be necessary to refinance the debt through debt or equity financings, which may not be available on acceptable terms or at all and which could be dilutive to our stockholders. If we are unable to refinance our debt on acceptable terms or at all, we may be forced to dispose of hotels at inopportune times or on disadvantageous terms, which could result in losses. To the extent we cannot meet our future debt service obligations, we will risk losing to foreclosure some or all of our hotels that may be pledged to secure our obligations.

For tax purposes, a foreclosure of any of our hotels would be treated as a sale of the hotel for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the hotel, we would recognize taxable income on foreclosure, but we would not receive any cash proceeds, which could hinder our ability to meet the REIT distribution requirements imposed by the Code. In addition, we may give full or partial guarantees to lenders of mortgage debt on behalf of the entities that own our hotels. When we give a guarantee on behalf of an entity that owns one of our hotels, we will be responsible to the lender for satisfaction of the debt if it is not paid by such entity. If any of our hotels are foreclosed on due to a default, our ability to pay cash distributions to our stockholders will be limited.

Covenants applicable to future debt could restrict our ability to make distributions to our stockholders, and as a result, we may be unable to make distributions necessary to qualify as a REIT, which could materially and adversely affect us and the market price of our shares of common stock.

We have been organized and we intend to operate in a manner that will enable us to qualify as a REIT for U.S. federal income tax purposes. To qualify as a REIT, we generally are required to distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding net capital gains, each year to our stockholders. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income, we will be subject to U.S. federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we distribute to our stockholders in a calendar year is less than a minimum amount specified under the Code. If, as a result of covenants applicable to our future debt, we are restricted from making distributions to our stockholders, we may be unable to make distributions necessary for us to avoid U.S. federal corporate income and excise taxes and to qualify and maintain our qualification as a REIT, which could materially and adversely affect us.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Risks Related to the Spin-Off and the Merger

The spin-off and related transactions may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws and legal distribution requirements.

The spin-off could be challenged under various state and federal fraudulent conveyance laws. An unpaid creditor or an entity vested with the power of such creditor (such as a trustee or debtor-in-possession in a bankruptcy) could claim that La Quinta Parent did not receive fair consideration or reasonably equivalent value in the spin-off, and that the spin-off left La Quinta Parent insolvent or with unreasonably small capital or that La Quinta Parent intended or believed it would incur debts beyond its ability to pay such debts as they mature. If a court were to agree with such a plaintiff, then such court could void the spin-off as a fraudulent transfer and could impose a number of different remedies, including without limitation, returning our assets or your shares in our company to La Quinta Parent or providing La Quinta Parent with a claim for money damages against us in an amount equal to the difference between the consideration received by La Quinta Parent and the fair market value of our company at the time of the spin-off.

The measure of insolvency for purposes of the fraudulent conveyance laws may vary depending on which jurisdiction’s law is applied. Generally, however, an entity would be considered insolvent if the fair saleable value of its assets is less than the amount of its liabilities (including the probable amount of contingent liabilities), and such entity would be considered to have unreasonably small capital if it lacked adequate capital to conduct its business in the ordinary course and pay its liabilities as they become due. No assurance can be given as to what standard a court would apply to determine insolvency or that a court would determine that La Quinta Parent were solvent at the time of or after giving effect to the spin-off, including the distribution of our common stock.

We could be required to assume responsibility for obligations allocated to La Quinta Parent under the Separation and Distribution Agreement.

Under the Separation and Distribution Agreement and related ancillary agreements, from and after the spin-off, each of La Quinta Parent and CorePoint Parent are generally responsible for the debts, liabilities and other obligations related to the business or businesses which they own and operate following the spin-off and the merger. Although we do not expect to be liable for any obligations that are not allocated to us under the Separation and Distribution Agreement, a court could disregard the allocation agreed to between the parties, and require that we assume responsibility for obligations allocated to La Quinta Parent (for example, tax and/or environmental liabilities), particularly if La Quinta Parent were to refuse or were unable to pay or perform the allocated obligations. See “Certain Relationships and Related Party Transactions—Agreements with LQH Parent Related to the Spin-Off—Separation and Distribution Agreement.”

The historical and pro forma financial information presented herein is not necessarily representative of the results that our business would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.

Due to the relative significance of CorePoint Parent to LQH, among other factors, CorePoint Parent has been treated as the accounting spinnor to LQH for accounting purposes, notwithstanding the legal form of the spin-off described in this prospectus. Therefore, the historical financial statements of LQH represent the historical financial statements of CorePoint Parent and La Quinta Parent is presented as discontinued operations. Accordingly, the historical and pro forma financial information for CorePoint Parent included in this prospectus does not necessarily reflect the financial condition, results of operations or cash flows that CorePoint Parent would have achieved as a separate, publicly traded company during the periods presented or those that CorePoint Parent will achieve in the future as a result of the factors described below:

•	prior to the spin-off, CorePoint Lodging’s business was operated by LQH as part of its broader corporate organization in combination with the management and franchise business that is held by

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

La Quinta following the spin-off. We currently rely on LQH to provide certain corporate and administrative services such as information technology, financial and human resource services. A portion of the La Quinta management and franchise business performs services for or engages in intercompany transactions with our hotels. CorePoint Parent’s historical and pro forma financial results reflect allocations of corporate expenses from La Quinta for such functions and are likely to differ from the expenses CorePoint Lodging would have incurred had it operated as a separate company from LQH. CorePoint Lodging may not be able to operate its business efficiently or at comparable costs, and its profitability may decline;

•

prior to the spin-off, CorePoint Lodging’s historical financial statements, as represented by the financial statements of LQH, included the assets, liabilities, results of operations and cash flows attributable to LQH’s management and franchise business, which are currently held by La Quinta; and

•

CorePoint Lodging’s historical financial information does not reflect its obligations under the various transitional and other agreements it entered into with LQH in connection with the spin-off and the merger.

Other significant changes will occur in CorePoint Lodging’s cost structure, management, financing and business operations as a result of operating as a company separate from the combined businesses of LQH and CorePoint Lodging. For additional information about the historical financial performance of CorePoint Lodging’s business and the basis of presentation of the historical consolidated financial statements and the unaudited pro forma condensed consolidated financial statements of CorePoint Lodging’s business, see “Selected Historical Consolidated Financial Data,” “Unaudited Pro Forma Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and accompanying notes of CorePoint Parent included elsewhere in this prospectus.

We may incur greater costs as an independent company than we did when we were part of LQH.

While part of LQH, the real estate business owned by CorePoint Parent was able to take advantage of LQH’s size and purchasing power in procuring certain goods and services such as insurance and health care benefits, and technology such as computer software licenses. CorePoint Lodging’s real estate business also relied on LQH to provide various corporate functions. As a separate, independent entity, we may be unable to obtain these goods, services and technologies at prices or on terms as favorable to us as those we obtained prior to the distribution. We may also incur costs for functions previously performed by LQH that are higher than the amounts reflected in the historical financial statements presented herein, which could cause our profitability to decrease.

Our ability to meet our capital needs may be harmed by the loss of financial support from LQH.

The loss of financial support from LQH could harm our ability to meet our capital needs. Prior to the spin-off, LQH could have provided certain capital that may have been needed in excess of the amounts generated by our operating activities and historically has provided financing to us at rates that we believe are not representative of the cost of financing that we may incur as a stand-alone company. We currently expect to obtain any funds needed in excess of the amounts generated by our operating activities through the capital markets or bank financing, and not from La Quinta. We may incur higher debt servicing and other costs relating to new indebtedness than we would have otherwise incurred as a part of LQH. As a stand-alone company, the cost of our financing also will depend on other factors such as our performance and financial market conditions generally. Further, we cannot guarantee that we will be able to obtain capital market financing or credit on favorable terms, or at all, in the future. We cannot be certain that our ability to meet our capital needs, including servicing our own debt, will not be harmed by the loss of financial support from LQH.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

We may be unable to achieve some or all of the benefits that we expect to achieve from the spin-off.

We believe that the spin-off will enhance our long-term value. However, by separating from La Quinta, we may be more susceptible to market fluctuations and other adverse events than we would have been were we still a part of La Quinta. In addition, we may not be able to achieve some or all of the benefits that we expect to achieve as an independent company in the time we expect, if at all.

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we are now subject, and failure to achieve and maintain effective internal controls could have a material adverse effect on our business and the price of our common stock.

Our financial results previously were included within the consolidated results of LQH Parent. Beginning with our second annual report on Form 10-K, we will be required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) which will require annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm as to whether we maintained, in all material respects, effective internal controls over financial reporting as of the last day of the year. These reporting and other obligations may place significant demands on our management, administrative and operational resources, including accounting systems and resources.

The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. Under the Sarbanes-Oxley Act, we are required to maintain effective disclosure controls and procedures and internal controls over financial reporting. To comply with these requirements, we will need to establish our own systems; implement additional financial and management controls, reporting systems and procedures; and hire additional accounting and finance staff. We expect to incur additional annual expenses for the purpose of addressing these requirements, and those expenses may be significant. If we are unable to establish our financial and management controls, reporting systems, information technology systems and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired.

If, during periods we are required to assess the effectiveness of our internal controls, we are unable to conclude that we have effective internal controls over financial reporting or our independent public accounting firm is unwilling or unable to provide us with an unqualified report on the effectiveness of our internal controls as required by Section 404 of the Sarbanes-Oxley Act, we may be unable to report our financial information on a timely basis, investors may lose confidence in our operating results, the price of our common stock could decline and we may be subject to litigation or regulatory enforcement actions, which would require additional financial and management resources. This could have a material adverse effect on our business and lead to a decline in the price of our common stock.

We may have been able to receive better terms from unaffiliated third parties than the terms we received in our agreements with LQH Parent related to the spin-off.

Our agreements with LQH Parent related to the spin-off, including the Separation and Distribution Agreement, Employee Matters Agreement, Tax Matters Agreement, Transition Services Agreement, the franchise agreements and management agreements and any other agreements, were with LQH and Wyndham in the context of our separation from LQH and the subsequent sale of LQH’s management and franchising business to Wyndham. Accordingly, these agreements may not reflect terms that would have resulted from negotiations among unaffiliated third parties. The terms of the agreements negotiated in the context of the spin-off are related to, among other things, allocations of assets and liabilities, rights and indemnification and other obligations among La Quinta Parent and us. To the extent that certain terms of those agreements provide for rights and obligations that could have been procured from third parties, we may have received better terms from third parties because third parties may have competed with each other to win our business. See “Certain Relationships and Related Party Transactions—Agreements with LQH Parent Related to the Spin-Off.”

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

We are dependent on La Quinta Parent to provide certain services pursuant to the Transition Services Agreement.

Currently, we rely on LQH Parent to provide certain corporate and administrative services such as information technology, financial and human resource services. We expect to develop the capability to provide all such services internally or through the use of third parties at CorePoint Lodging. However, to the extent that we are unable to develop such capabilities, we will rely on La Quinta Parent to continue to provide certain services for a period of time pursuant to a Transition Services Agreement that we entered in connection with the spin-off. If La Quinta Parent is unable or unwilling to provide such services pursuant to the Transition Services Agreement, or if the agreement is terminated prior to the end of its term, we may be unable to provide such services ourselves or we may have to incur additional expenditures to obtain such services from another provider.

Risks Related to Our REIT Status and Certain Other Tax Items

If we do not qualify and maintain our qualification as a REIT, we will be subject to tax as a C corporation and could face a substantial tax liability.

For U.S. federal income tax purposes, we intend to make an election to be taxed as a REIT, effective May 31, 2018, with the filing of our U.S. federal income tax return for the year ending December 31, 2018. We believe that we are organized and operate in a REIT-qualified manner and we intend to continue to operate as such. However, we cannot assure you that we will qualify and remain qualified as a REIT. In connection with an offering of common stock under this prospectus, we will receive an opinion from Simpson Thacher & Bartlett LLP that, commencing with our taxable year beginning May 31, 2018, we have been organized in conformity with the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws and our proposed method of operations have enabled us to satisfy the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws for our taxable year ending December 31, 2018, and subsequent taxable years. You should be aware that Simpson Thacher & Bartlett LLP’s opinion will be based upon customary assumptions, will be conditioned upon certain representations made by us and La Quinta Parent as to factual matters, including representations regarding the nature of our and La Quinta Parent’s assets and conduct of business and such opinion is not binding upon the IRS or any court. The opinion will be expressed as of the date issued. Simpson Thacher & Bartlett LLP will have no obligation to advise us or the holders of our common stock of any subsequent change in the matters stated, represented or assumed or of any subsequent change in applicable law. Furthermore, both the validity of the opinion and our qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis, the results of which will not be monitored by Simpson Thacher & Bartlett LLP.

Moreover, qualification as a REIT involves the interpretation and application of highly technical and complex Code provisions for which no or only a limited number of judicial or administrative interpretations may exist. Notwithstanding the availability of cure provisions in the Code, we could fail to meet various compliance requirements, which could jeopardize our REIT status. Furthermore, new tax legislation, administrative guidance or court decisions, in each instance potentially with retroactive effect, could make it more difficult or impossible for us to qualify as a REIT. If we fail to qualify as a REIT in any tax year, then, unless we were entitled to relief under applicable statutory provisions:

•

we would be taxed as a C corporation, which under current laws, among other things, means being unable to deduct dividends paid to stockholders in computing taxable income and being subject to U.S. federal income tax on our taxable income at normal corporate income tax rates;

•	we could be subject to increased state and local taxes;

•	any resulting tax liability could be substantial and could have a material adverse effect on our book value and financial condition and reduce our cash available for distribution to stockholders; and

•	we generally would not be eligible to requalify as a REIT for the subsequent four full taxable years.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

In addition, if we fail to qualify as a REIT, we will not be required to make distributions to stockholders, and all distributions to stockholders will be subject to tax as dividend income to the extent of our current and accumulated earnings and profits. As a result of all these factors, our failure to qualify as a REIT could impair our ability to execute our business and growth strategies, as well as make it more difficult for us to raise capital and service our indebtedness.

Qualifying as a REIT involves highly technical and complex provisions of the Code and therefore, in certain circumstances, may be subject to uncertainty.

In order to qualify as a REIT, we must satisfy a number of requirements, including requirements regarding the composition of our assets, the sources of our income and the diversity of our stock ownership. Also, we must make distributions to stockholders aggregating annually at least 90% of our “REIT taxable income” (determined without regard to the dividends paid deduction and excluding net capital gain). Compliance with these requirements and all other requirements for qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The complexity of these provisions and of the applicable Treasury regulations that have been promulgated under the Code is greater in the case of a REIT that, like us, conducts significant business operations through one or more TRSs. Even a technical or inadvertent mistake could jeopardize our REIT status. In addition, the determination of various factual matters and circumstances relevant to REIT qualification is not entirely within our control and may affect our ability to qualify as a REIT. Accordingly, we cannot be certain that our organization and operation will enable us to qualify as a REIT for U.S. federal income tax purposes.

We may face other tax liabilities that reduce our cash flows.

Even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income, built-in gain tax on the taxable sale of assets, tax on income from some activities conducted as a result of a foreclosure, and non-U.S., state or local income, property and transfer taxes. Moreover, if we have net income from “prohibited transactions,” that income will be subject to a 100% tax. In addition, we could, in certain circumstances, be required to pay an excise or penalty tax (which could be significant in amount) in order to utilize one or more relief provisions under the Code to maintain our qualification as a REIT. We are subject to U.S. federal and state income tax (and any applicable non-U.S. taxes) on the net income earned by our TRSs. In addition, our domestic TRSs are subject to normal corporate federal, state and local taxation. Any of these taxes would decrease cash available for distributions to stockholders.

The ability of our board of directors to revoke our REIT election without stockholder approval may cause adverse consequences to our stockholders.

Our charter provides our board of directors with the power, under certain circumstances, to revoke or otherwise terminate our REIT election and cause us to be taxed as a regular corporation, without the approval of our stockholders. If we cease to qualify as a REIT, we would become subject to U.S. federal income tax on our net taxable income and we generally would no longer be required to distribute any of our net taxable income to our stockholders, which may have adverse consequences on our total return to our stockholders.

Liquidation of assets may jeopardize our REIT qualification.

To qualify as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our investments to repay obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our qualification as a REIT, or we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as dealer property or inventory.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

We have limited operating history as a REIT, and our inexperience may impede our ability to successfully manage our business or implement effective internal controls.

While certain of our subsidiaries previously operated as REITs, we have limited operating history as a REIT. We cannot assure you that our past experience will be sufficient to successfully operate our company as a REIT. We are required to implement substantial control systems and procedures to qualify and maintain our qualification as a REIT. As a result, we will incur significant legal, accounting and other expenses that we have not previously incurred, and our management and other personnel will need to devote a substantial amount of time to comply with these rules and regulations and establish the corporate infrastructure and controls demanded of a REIT. These costs and time commitments could be substantially more than we currently expect. Therefore, the historical consolidated and unaudited pro forma condensed consolidated financial statements contained herein may not be indicative of our future costs and performance as a REIT.

Complying with REIT requirements may cause us to forego and/or liquidate otherwise attractive opportunities and limit our expansion opportunities.

To qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, our sources of income, the nature of our investments in real estate and related assets, the amounts we distribute to our stockholders and the ownership of our stock. We may also be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. Thus, compliance with REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

To qualify as a REIT, we must also ensure that at the end of each calendar quarter, at least 75% of the value of our gross assets consists of cash, cash items, government securities and qualified real estate assets. The remainder of our investments in securities cannot include more than 10% of the outstanding voting securities of any one issuer or 10% of the total value of the outstanding securities of any one issuer unless we and such issuer jointly elect for such issuer to be treated as a TRS under the Code. The total value of all of our investments in TRSs cannot exceed 20% of the value of our total assets. No more than 5% of the value of our assets (other than government securities and securities that are qualifying real estate assets) can consist of the securities of any one issuer other than a TRS. In addition, not more than 25% of our total assets may be represented by securities (other than those includable in the 75% asset test) or by debt instruments issued by publicly offered REITs that are “nonqualified” debt instruments. If we fail to comply with these requirements, we must dispose of a portion of our assets within 30 days after the end of the calendar quarter in which such discrepancy arises or qualify for certain statutory relief provisions to avoid losing our REIT status and suffering adverse tax consequences. As a result, we may be required to liquidate from our portfolio, or contribute to a TRS, otherwise attractive investments in order to maintain our qualification as a REIT. These actions could have the effect of reducing our income, increasing our income tax liability, and reducing amounts available for distribution to our stockholders. In addition, we may also be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution, and may be unable to pursue investments (or, in some cases, forego the sale of such investments) that would be otherwise advantageous to us in order to satisfy the source-of-income or asset-diversification requirements for qualifying as a REIT. Thus, compliance with REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code substantially limit our ability to utilize hedges, swaps, and other types of derivatives to hedge our liabilities. Any income from a hedging transaction we enter into to manage risk of interest rate changes with respect to borrowings made or to be made to acquire or carry real estate assets (each such hedge, a “Borrowings Hedge”), or to manage risk of foreign currency exchange rate fluctuations with respect to any item of qualifying income (each such hedge, a “Currency Hedge”), if clearly identified under

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

applicable Treasury Regulations, does not constitute “gross income” for purposes of the 75% or 95% gross income tests that we must satisfy to qualify and maintain our qualification as a REIT. This exclusion from the 95% and 75% gross income tests also will apply if we previously entered into a Borrowings Hedge or a Currency Hedge, a portion of the hedged indebtedness or property is disposed of and in connection with such extinguishment or disposition, we enter into a new properly identified hedging transaction to offset the prior hedging position. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the gross income tests. See “Material U.S. Federal Income Tax Considerations—Taxation of CorePoint Parent.” As a result of these rules, we intend to limit our use of advantageous hedging techniques or implement those hedges through one or more domestic TRSs. This could increase the cost of our hedging activities because our TRSs would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in any TRS generally will not provide any tax benefit, except for being carried forward against future taxable income in such TRS.

Complying with REIT requirements may force us to borrow to make distributions to stockholders.

From time to time, our taxable income may be greater than our cash flow available for distribution to stockholders. If we do not have other funds available in these situations, we may be unable to distribute substantially all of our taxable income as required by the REIT provisions of the Code. Thus, we could be required to borrow funds, raise additional equity capital, sell a portion of our assets at disadvantageous prices or find another alternative to make distributions to stockholders. These options could increase our costs or reduce our equity.

The ownership of our TRSs (including our TRS lessees) increases our overall tax liability.

Our domestic TRSs are subject to U.S. federal, state and local income tax on their taxable income, which in the case of our TRS lessees, consists of the revenues from the hotels leased by our TRS lessees, net of the operating expenses for such hotels and rent payments to us. Accordingly, although our ownership of our TRS lessees allows us to participate in the operating income from our hotels in addition to receiving rent, that operating income is fully subject to income tax. The after-tax net income of each TRS lessee is available for distribution to us.

Our TRS lessee structure subjects us to the risk of increased hotel operating expenses that could adversely affect our operating results and our ability to make distributions to stockholders.

Our leases with our TRS lessees require such TRS lessees to pay us rent based in part on revenues from our hotels. Our operating risks include decreases in hotel revenues and increases in hotel operating expenses, including but not limited to the increases in wage and benefit costs, repair and maintenance expenses, energy costs, property taxes, insurance costs and other operating expenses, which would adversely affect each TRS lessees’ ability to pay us rent due under the leases.

Increases in these operating expenses can have a significant adverse impact on our financial condition, results of operations, the market price of our shares of common stock and our ability to make distributions to our stockholders.

Our ownership of our TRSs, and any other TRSs we form, are subject to limitations, and our transactions with our TRSs, and any other TRSs we form, may cause us to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on arm’s-length terms.

Overall, no more than 20% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs. In addition, the Code limits the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The Code also imposes a 100% excise

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis. The 100% tax may apply, for example, to the extent that we were found to have charged our TRS lessees rent in excess of an arm’s-length rent. For example, LQH Parent’s predecessor, which was taxed as a REIT for U.S. federal income tax purposes prior to LQH Parent’s initial public offering, is currently undergoing an audit by the IRS in which the IRS has asserted this 100% excise tax on the grounds that the rent paid pursuant to the lease agreement between LQH Parent’s predecessor and its TRS was not arms’ length. See “—Risks Related to Our Business and Industry—We are currently under audit by the Internal Revenue Service and may be required to pay additional taxes.” It is our policy to evaluate material intercompany transactions and to attempt to set the terms of such transactions so as to achieve substantially the same result as they believe would have been the case if they were unrelated parties. As a result, we believe that all material transactions between and among us and the entities in which we own a direct or indirect interest have been and will be negotiated and structured with the intention of achieving an arm’s-length result and that the potential application of the 100% excise tax will not have a material effect on us. There can be no assurance, however, that we will be able to comply with the TRS limitation or to avoid application of the 100% excise tax.

If the leases of our hotels to our TRS lessees are not respected as true leases for U.S. federal income tax purposes, we will fail to qualify as a REIT.

To qualify as a REIT we must annually satisfy two gross income tests, under which specified percentages of our gross income must be derived from certain sources, such as “rents from real property.” Rents paid to us by our TRS lessees pursuant to the leases of our hotels constitute substantially all of our gross income. In order for such rent to qualify as “rents from real property” for purposes of the gross income tests, the leases must be respected as true leases for U.S. federal income tax purposes and not be treated as service contracts, financing arrangements, joint ventures or some other type of arrangement. If our leases are not respected as true leases for U.S. federal income tax purposes, we will fail to qualify as a REIT.

If La Quinta or any other future third-party hotel managers do not qualify as “eligible independent contractors,” or if our hotels are not “qualified lodging facilities,” we will fail to qualify as a REIT.

Rent paid by a lessee that is a “related party tenant” of ours will not be qualifying income for purposes of the two gross income tests applicable to REITs. An exception is provided, however, for leases of “qualified lodging facilities” (as defined below) to a TRS so long as the hotels are operated by an “eligible independent contractor” and certain other requirements are satisfied. We lease all but one of our hotels to our TRS lessees and we engage third-party hotel managers (including La Quinta, which manages all but one of our hotels) that qualify as “eligible independent contractors.” Among other requirements, to qualify as an eligible independent contractor (i) the hotel manager cannot own, actually or constructively, more than 35% of our outstanding shares, and (ii) one or more actual or constructive owners of more than 35% of the hotel manager cannot own 35% or more of our outstanding shares (determined by taking into account only the shares held by persons owning, actually or constructively, more than 5% of our outstanding shares because our shares will be regularly traded on an established securities market and, if the stock of the hotel manager is regularly traded on an established securities market, determined by taking into account only shares held by persons owning, actually or constructively, more than 5% of the publicly traded stock of the hotel manager). The ownership attribution rules that apply for purposes of these 35% thresholds are complex, and monitoring actual and constructive ownership of our shares by our hotel managers and their owners may not be practical. Accordingly, there can be no assurance that these ownership levels will not be exceeded, including with respect to La Quinta.

In addition, for a hotel management company to qualify as an eligible independent contractor, such company or a related person must be actively engaged in the trade or business of operating “qualified lodging facilities” (as defined below) for one or more persons not related to the REIT or its TRSs at each time that such company enters into a hotel management contract with a TRS or its TRS lessee. We believe La Quinta (or a related person) operated qualified lodging facilities for certain persons who are not related to us or our TRSs as of the consummation of the merger. However, no assurances can be provided that any of our current and future

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

hotel managers will in fact comply with this requirement. Failure to comply with this requirement would require us to find other hotel managers for future contracts, and, if we hired a manager who failed to comply with this requirement without our knowledge, it could jeopardize our status as a REIT.

Finally, each property with respect to which our TRS lessees pay rent must be a “qualified lodging facility.” A “qualified lodging facility” is a hotel, motel or other establishment more than one-half of the dwelling units in which are used on a transient basis, including customary amenities and facilities, provided that no wagering activities are conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. As of the date hereof, we believe that the properties that are leased to our TRS lessees are qualified lodging facilities. Although we intend to monitor future acquisitions and improvements of properties, REIT provisions of the Code provide no or only limited guidance for making determinations under the requirements for qualified lodging facilities, and there can be no assurance that these requirements will be satisfied.

Our charter generally does not permit any person to own more than 9.8% of our outstanding common stock or of our outstanding stock, and attempts to acquire our common stock or our stock of all other classes or series in excess of these 9.8% limits would not be effective without an exemption from these limits by our board of directors.

For us to qualify as a REIT under the Code, not more than 50% of the value of our outstanding stock may be owned directly or indirectly, by five or fewer individuals (including certain entities treated as individuals for this purpose) during the last half of a taxable year. In addition, for the rental income we receive on the hotels leased to our TRS lessees and operated by La Quinta (or another hotel manager) to be qualifying REIT income, La Quinta (or the other hotel manager) must qualify as an “eligible independent contractor.” For La Quinta (or another hotel manager) to qualify as an “eligible independent contractor,” (i) La Quinta (or another hotel manager) cannot own more than 35% of our stock and (ii) there cannot be 35% or more overlapping ownership between our stock and La Quinta Parent stock (or the other hotel manager’s stock), counting, for this purpose, only persons owning more than 5% of our outstanding stock, provided our stock (or other hotel manager’s stock) is regularly traded on an established securities market. For the purpose of assisting our qualification as a REIT for U.S. federal income tax purposes, among other purposes, our charter generally prohibits beneficial or constructive ownership by any person (other than certain existing holders and certain transferees) of more than 9.8%, in value or by number of shares, whichever is more restrictive, of the outstanding shares of our common stock or more than 9.8%, in value of our outstanding shares of stock, which we refer to as the “ownership limit.” Our board of directors has granted an exemption from the ownership limit to Blackstone. The constructive ownership rules under the Code and our charter are complex and may cause shares of the outstanding common stock or preferred stock owned by a group of related persons to be deemed to be constructively owned by one person. As a result, the acquisition of less than 9.8% of our outstanding common stock or our stock by a person could cause a person to own constructively in excess of 9.8% of our outstanding common stock or our stock, respectively, and thus violate the ownership limit. There can be no assurance that our board of directors, as permitted in the charter, will not increase or decrease the ownership limit in the future. Any attempt to own or transfer shares of our common stock or preferred stock in excess of the ownership limit without the consent of our board of directors will result either in the shares in excess of the limit being transferred by operation of the charter to a charitable trust, and the person who attempted to acquire such excess shares will not have any rights in such excess shares, or in the transfer being void.

The ownership limit may have the effect of precluding a change in control of us by a third party, even if such change in control would be in the best interests of our stockholders or would result in receipt of a premium to the price of our common stock (and even if such change in control would not reasonably jeopardize our REIT status). The exemptions to the ownership limit granted to date may limit our board of directors’ power to increase the ownership limit or grant further exemptions in the future.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

Under current law, the maximum U.S. federal income tax rate applicable to qualified dividend income payable to certain non-corporate U.S. stockholders is 23.8% (taking into account the 3.8% Medicare tax applicable to net investment income). Dividends payable by REITs, however, generally are not qualified dividends. This does not adversely affect the taxation of REITs; however, the more favorable rates applicable to regular corporate qualified dividends could cause certain non-corporate investors to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common stock. However, under recently enacted tax reform legislation (the “Tax Act”), commencing with taxable years beginning on or after January 1, 2018 and continuing through 2025, individual taxpayers may be entitled to claim a deduction in determining their taxable income of 20% of ordinary REIT dividends (dividends other than capital gain dividends and dividends attributable to certain qualified dividend income received by us), which temporarily reduces the effective tax rate on such dividends. See “Material U.S. Federal Income Tax Considerations—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders—Distributions.”

We may be subject to adverse legislative or regulatory tax changes that could increase our tax liability, reduce our operating flexibility and reduce the price of our common stock.

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury (the “Treasury”). In recent years, numerous legislative, judicial and administrative changes have been made to the provisions of U.S. federal income tax laws applicable to investments similar to an investment in shares of our common stock. In addition, the Tax Act has resulted in fundamental changes to the Code. Among the numerous changes included in the Tax Act is a deduction of 20% of ordinary REIT dividends for individual taxpayers for tax years beginning on or after January 1, 2018 through 2025. The impact of the Tax Act on an investment in our shares is uncertain. We cannot assure you that the Tax Act or any such other changes will not adversely affect the taxation of a stockholder. Any such changes could have an adverse effect on an investment in our shares or on the market value or the resale potential of our assets. We urge you to consult with your tax advisor with respect to the impact of the Tax Act on your investment in our shares and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our shares. Although REITs generally receive certain tax advantages compared to entities taxed as C corporations, it is possible that future legislation would result in a REIT having fewer tax advantages, and it could become more advantageous for a company that invests in real estate to elect to be treated for U.S. federal income tax purposes as a corporation. As a result, our charter provides our board of directors with the power, under certain circumstances, to revoke or otherwise terminate our REIT election and cause us to be taxed as a C corporation, without the approval of our stockholders.

Risks Related to this Offering and Ownership of Our Common Stock

The interests of certain of our stockholders may conflict with ours or yours in the future.

Blackstone beneficially owned approximately 30% of our common stock as of September 30, 2018. Under the stockholders agreement we entered into with Blackstone, we agreed to nominate to our board individuals designated by Blackstone, whom we refer to as the “Blackstone Directors,” according to the following scale: (1) if Blackstone continues to beneficially own at least 30% of our common stock, the lowest whole number that is greater than 30% of the total number of directors comprising our board of directors; (2) if Blackstone continues to beneficially own at least 20% (but less than 30%) of our common stock, the lowest whole number that is greater than 20% of the total number of directors comprising our board of directors; and (3) if Blackstone continues to beneficially own at least 5% (but less than 20%) of our common stock, the lowest whole number that is greater than 10% of the total number of directors comprising our board of directors. For so long as the stockholders agreement remains in effect, Blackstone Directors may be removed only with the consent of Blackstone. In the case of a vacancy on our board created by the removal or resignation of a Blackstone Director,

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

the stockholders agreement requires us to nominate an individual designated by Blackstone for election to fill the vacancy. Two members of our board of directors are Blackstone employees. Accordingly, for so long as Blackstone retains significant ownership of us, Blackstone will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. For example, for so long as Blackstone continues to own a significant percentage of our stock, Blackstone may be able to influence whether or not a change of control of our company or a change in the composition of our board of directors occurs and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of our company and ultimately might affect the market price of our common stock. In addition, Blackstone may be engaged from time to time in discussions relating to dispositions of its holdings of our common stock, including sale of a significant percentage to a single buyer. If such significant sale were to occur, the buyer could have influence over the management of our company, including through board representation.

Blackstone engages in a broad spectrum of activities, including investments in real estate generally and in the hospitality industry in particular. In the ordinary course of their business activities, Blackstone may engage in activities where their interests conflict with our interests or those of our stockholders. For example, Blackstone owns interests in G6 Hospitality, LLC and Blackstone owns certain other investments in the hotel and lodging industries and may pursue ventures that compete directly or indirectly with us. Moreover, Blackstone may directly and indirectly own interests in other third-party hotel management companies and franchisors with whom we may engage in the future, may compete with us for investment opportunities and may enter into other transactions with us, including hotel development projects, that could result in their having interests that could conflict with ours. Our charter also provides that, to the maximum extent permitted from time to time by Maryland law, in the event that Blackstone or any non-employee director or any of his or her affiliates, acquires knowledge of a potential transaction or other business opportunity, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and may take any such opportunity for himself or herself or offer it to another person or entity unless the business opportunity is expressly offered to such person in his or her capacity as our director. Blackstone also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may be unavailable to us. In addition, Blackstone may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investments in the Company, even though such transactions might involve risks to you.

Our charter contains a provision that expressly permits Blackstone, our non-employee directors and their affiliates, to compete with us.

Blackstone may compete with us for investments in properties and for customers. There is no assurance that any conflicts of interest created by such competition will be resolved in our favor. Moreover, Blackstone is in the business of making investments in companies and acquires and holds interests in businesses that compete directly or indirectly with us. Our charter provides that, to the maximum extent permitted from time to time by Maryland law, we renounce any interest or expectancy that we have in, or any right to be offered an opportunity to participate in, any business opportunities that are from time to time presented to or developed by our directors or their affiliates, other than to those directors who are employed by us or our subsidiaries, unless the business opportunity is expressly offered or made known to such person in his or her capacity as our director, and none of Blackstone, or any director who is not employed by us or any of his or her affiliates, will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we or our affiliates engage or propose to engage or to refrain from otherwise competing with us or our affiliates. Blackstone also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Our charter provides that, to the maximum extent permitted from time to time by Maryland law, Blackstone and each of our non-employee directors (including those designated by Blackstone), and any of their affiliates, may:

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acquire, hold and dispose of shares of our stock or other equity interests, including units of partnership interest in CorePoint OP, for his, her or its own account or for the account of others, and exercise all of the rights of a stockholder of us or a limited partner of CorePoint OP, to the same extent and in the same manner as if he, she or it were not our director or stockholder; and

•

in his, her or its personal capacity or in his, her or its capacity, as applicable, as a director, officer, trustee, stockholder, partner, member, equity owner, manager, advisor or employee of any other person, have business interests and engage, directly or indirectly, in business activities that are similar to ours or compete with us, that involve a business opportunity that we could seize and develop or that include the acquisition, syndication, holding, management, development, operation or disposition of interests in mortgages, real property or persons engaged in the real estate business.

Our charter also provides that, to the maximum extent permitted from time to time by Maryland law, in the event that Blackstone, any non-employee director, or any of their respective affiliates, acquires knowledge of a potential transaction or other business opportunity, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and may take any such opportunity for itself, himself or herself or offer it to another person or entity unless the business opportunity is expressly offered to such person in his or her capacity as our director.

These provisions may limit our ability to pursue business or investment opportunities that we might otherwise have had the opportunity to pursue, which could have an adverse effect on our financial condition, our results of operations, our cash flow, the per share trading price of our common stock and our ability to satisfy our debt service obligations and to pay dividends to our stockholders.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

Our charter eliminates the liability of our directors and officers to us and our stockholders for money damages to the maximum extent permitted under Maryland law. Under current Maryland law and our charter, our directors and officers will not have any liability to us or our stockholders for money damages other than liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	active and deliberate dishonesty by the director or officer that was established by a final judgment and is material to the cause of action adjudicated.

Our charter authorizes us and our bylaws obligate us to indemnify each of our directors or officers who is or is threatened to be made a party to or witness in a proceeding by reason of his or her service in those or certain other capacities, to the maximum extent permitted by Maryland law, from and against any claim or liability to which such person may become subject or which such person may incur by reason of his or her status as a present or former director or officer of us or serving in such other capacities. In addition, we may be obligated to pay or reimburse the expenses incurred by our present and former directors and officers without requiring a preliminary determination of their ultimate entitlement to indemnification. As a result, we and our stockholders may have more limited rights to recover money damages from our directors and officers than might otherwise exist absent these provisions in our charter and bylaws or that might exist with other companies, which could limit your recourse in the event of actions that are not in our best interests.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Our bylaws designate the Circuit Court for Baltimore City, Maryland as the exclusive forum for certain actions and proceedings that may be initiated by our stockholders against us or any of our directors, officers or other employees.

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the U.S. District Court for the District of Maryland, Baltimore Division, is be the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of any duty owed by any of our directors, officers or other employees to us or to our stockholders, (c) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the Maryland General Corporation Law (the “MGCL”) or our charter or bylaws or (d) any action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our stock will be deemed to have notice of and consented to the provisions of our charter and bylaws, including the exclusive forum provisions in our bylaws. This choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder believes is favorable for such disputes and may discourage lawsuits against us and any of our directors, officers or other employees. We believe that requiring these claims to be filed in a single court in Maryland is advisable because (i) litigating these claims in a single court avoids unnecessarily redundant, inconvenient, costly and time-consuming litigation in multiple forums and (ii) Maryland courts are authoritative on matters of Maryland law and Maryland judges have more experience in dealing with issues of Maryland corporate law than judges in any other state.

Our board of directors may change significant corporate policies without stockholder approval.

Our investment, financing, borrowing and dividend policies and our policies with respect to all other activities, including growth, debt, capitalization and operations, will be determined by our board of directors. These policies may be amended or revised at any time and from time to time at the discretion of our board of directors without a vote of our stockholders. Our charter also provides that our board of directors may revoke or otherwise terminate our expected REIT election without approval of our stockholders, if it determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT. In addition, our board of directors may change our policies with respect to conflicts of interest provided that such changes are consistent with applicable legal requirements. A change in these policies or the termination of our expected REIT election could have an adverse effect on our financial condition, our results of operations, our cash flow, the per share trading price of our common stock and our ability to satisfy our debt service obligations and to pay dividends to our stockholders.

Certain provisions in our organizational documents might discourage or delay acquisition attempts for us that you might consider favorable.

Our charter and bylaws contain provisions that may make a merger or acquisition of our company more difficult without the approval of our board of directors. Among other things:

•

the restrictions on ownership and transfer of our stock discussed under the caption “Description of Capital Stock—Restrictions on Ownership and Transfer” prevent any person from acquiring more than 9.8% (in value or by number of shares, whichever is more restrictive) of our outstanding common stock or more than 9.8% in value of our outstanding stock without the approval of our board of directors;

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although we do not have a stockholder rights plan, and would either submit any such plan to stockholders for ratification or cause such plan to expire within a year, these provisions would allow us to authorize the issuance, or increase the number of authorized shares, of common or preferred stock in connection with a stockholder rights plan or otherwise, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•

these provisions provide that our board of directors is expressly authorized to make, alter or repeal our bylaws (except for provisions related to the “business combination” and “control share” provisions of the MGCL, which, in each case, require the approval of the affirmative vote of a majority of the votes cast on the matter by stockholders entitled to vote generally in the election of directors) and that our stockholders may only amend our bylaws with the approval of 80% or more of all of the outstanding shares of our stock entitled to vote; and

•	these provisions establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

These takeover defense provisions could discourage, delay or prevent a transaction involving a change in control of our company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

Provisions of Maryland law may limit the ability of a third party to acquire control of us by requiring our board of directors or stockholders to approve proposals to acquire our company or effect a change in control.

Certain provisions of the MGCL may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change in control under circumstances that otherwise could provide our stockholders with the opportunity to realize a premium over the then-prevailing market price of their shares of common stock, including:

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“business combination” provisions that, subject to certain exceptions and limitations, prohibit certain business combinations between a Maryland corporation and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our outstanding voting stock or an affiliate or associate of ours who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding shares of stock) or an affiliate of any interested stockholder for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes two super-majority stockholder voting requirements on these combinations, unless, among other conditions, our common stockholders receive a minimum price, as defined in the MGCL, for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares of stock; and

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“control share” provisions that provide that, subject to certain exceptions, holders of “control shares” (defined as voting shares that, when aggregated with all other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of issued and outstanding “control shares”) have no voting rights with respect to those shares except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding shares owned by the acquirer, by our officers or by our employees who are also directors of our company.

By resolution of our board of directors, we have opted out of the business combination provisions of the MGCL and provided that any business combination between us and any other person is exempt from the business combination provisions of the MGCL. In addition, pursuant to a provision in our bylaws, we have opted out of the control share provisions of the MGCL. Provisions of our bylaws prohibit our board of directors from revoking, altering or amending its resolution exempting any business combination from the business combination provisions of the MGCL or amending our bylaws to opt in to the control share provisions of the MGCL, in each case, without the affirmative vote of a majority of the votes cast on the matter by our stockholders entitled to vote generally in the election of directors.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

In addition, the “unsolicited takeover” provisions of Title 3, Subtitle 8 of the MGCL permit our board of directors, without stockholder approval and regardless of what is provided in our charter or bylaws, to implement certain takeover defenses, including adopting a classified board or increasing the vote required to remove a director. Such takeover defenses may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of us under the circumstances that otherwise could provide our common stockholders with the opportunity to realize a premium over the then-current market price. Our charter provides that, without the affirmative vote of a majority of the votes cast on the matter by our stockholders entitled to vote generally in the election of directors, we may not elect to be subject to certain provisions of Subtitle 8, including the provisions relating to adopting a classified board or increasing the vote required to remove a director.

A trading market for our common stock was initiated only recently following the spin-off, and the per share trading price and trading volume of our common stock may fluctuate widely.

Prior to the spin-off, there has not been a public market for our common stock. An active trading market for our common stock was initiated only recently and may not be sustainable, which may affect your ability to sell your common stock and could depress their market price. In addition, the per share trading price of our common stock may be volatile and the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the per share trading price of our common stock declines significantly, you may be unable to resell your shares at or above the purchase price. We cannot assure you that the per share trading price of our common stock will not fluctuate or decline significantly in the future. The market price of our common stock may fluctuate significantly, depending upon many factors, some of which may be beyond our control, including, but not limited to:

•	a shift in our investor base;

•	our quarterly or annual earnings, or those of comparable companies;

•	actual or anticipated fluctuations in our operating results;

•	our ability to obtain financing as needed;

•	changes in laws and regulations affecting our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	announcements by us or our competitors of significant investments, acquisitions or dispositions;

•	the failure of securities analysts to cover our common stock;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating performance and stock price of comparable companies;

•	overall market fluctuations;

•	a decline in the real estate markets; and

•	general economic conditions and other external factors.

Moreover, securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares without regard to our operating performance. For example, the trading prices of equity securities issued by REITs historically have been affected by changes in market interest rates. One of the factors that may influence the market price of our common stock is the annual yield from distributions on our common stock as compared to yields on other financial instruments. An increase in market interest rates, or a decrease in our distributions to stockholders, may lead prospective purchasers of shares of our common stock to demand a higher distribution rate or seek alternative investments. As a result, if interest rates rise, it is likely that the market price of our

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

common stock will decrease as market rates on interest-bearing securities increase. In addition, our operating results could be below the expectations of public market analysts and investors, and in response the market price of our shares could decrease significantly. The market value of the equity securities of a REIT is also based upon the market’s perception of the REIT’s growth potential and its current and potential future cash distributions, whether from operations, sales or refinancings, and is secondarily based upon the real estate market value of the underlying assets. For that reason, our common stock may trade at prices that are higher or lower than our net asset value per share. To the extent we retain operating cash flow for investment purposes, working capital reserves or other purposes, these retained funds, while increasing the value of our underlying assets, may not correspondingly increase the market price of our common stock. Our failure to meet the market’s expectations with regard to future earnings and cash distributions likely would adversely affect the market price of our common stock and, in such instances, you may be unable to resell your shares for a profit. Other factors may also influence the price of our stock so long as we are not qualified as a REIT.

In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our registration statements, periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years following the completion of this spin-off. We will cease to be an emerging growth company upon the earliest of: (i) the end of the fiscal year following the fifth anniversary of this spin-off; (ii) the first fiscal year after our annual gross revenues are $1.07 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our per share trading price of our common stock may be adversely affected and more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this accommodation allowing for delayed adoption of new or revised accounting standards, and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Future issuances of common stock or preferred stock by us, and the availability for resale of shares held by Blackstone, may cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, could substantially decrease the market price of our common stock. Substantially all of the outstanding shares of our common stock are available for resale in the public market. The market price of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

In addition, our charter provides that we may issue up to 1,000,000,000 shares of common stock and 50,000,000 shares of preferred stock, $0.01 par value per share. Moreover, under Maryland law and as provided in our charter, our board of directors has the power to amend our charter to increase the aggregate number of shares of stock or the number of shares of stock of any class or series that we are authorized to issue without stockholder approval. Future issuances of shares of our common stock or securities convertible or exchangeable into common stock may dilute the ownership interest of our common stockholders. Because our decision to issue additional equity or convertible or exchangeable securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future issuances. In addition, we are not required to offer any such securities to existing stockholders on a preemptive basis. Therefore, it may not be possible for existing stockholders to participate in such future issuances, which may dilute the existing stockholders’ interests in us. See “Description of Capital Stock.”

Pursuant to a registration rights agreement that we entered into in connection with the spin-off as described under “Certain Relationships and Related Party Transactions— Registration Rights Agreement,” we have granted Blackstone an unlimited number of “demand” registrations and customary “piggyback” registration rights. In addition, none of the shares outstanding following the spin-off, including those held by Blackstone, are “restricted securities” within the meaning of Rule 144 under the Securities Act, and are freely tradable subject to certain restrictions in the case of shares held by persons deemed to be our affiliates. We have filed this Registration Statement upon the request of Blackstone. Accordingly, the market price of our stock could decline if Blackstone utilizes this Registration Statement or otherwise exercises its registration rights, sells its shares in the open market or otherwise or is perceived by the market as intending to sell them.

In addition, as of September 30, 2018, we have an aggregate of approximately 1,186,144 shares of common stock issuable upon vesting or exercise of outstanding awards and an aggregate of 7 million shares of common stock available for future issuance under our Omnibus Incentive Plan, subject to adjustments as set forth therein. We have filed a registration statement on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our Omnibus Incentive Plan. Accordingly, shares registered under such registration statement are available for sale in the open market.

The cash available for distribution to stockholders may not be sufficient to pay dividends at expected levels, nor can we assure you of our ability to make distributions in the future. We may use borrowed funds to make distributions.

We intend to elect to be taxed as a REIT, effective May 31, 2018, with the filing of our U.S. federal income tax return for the year ending December 31, 2018. The Code generally requires that a REIT annually distribute at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain, and imposes tax on any taxable income retained by a REIT, including capital gains. We anticipate, upon our election to qualify as a REIT, to make quarterly distributions to our stockholders. We expect that the cash required to fund our dividends will be covered by cash generated by operations. However, our ability to make distributions to our stockholders will depend upon the performance of our asset portfolio. If our operations do not generate sufficient cash flow to allow us to satisfy the REIT distribution requirements, we may be required to fund distributions from working capital, borrow funds, raise additional equity capital, sell assets or reduce such distributions. If such cash available for distribution decreases in future periods from expected levels, our inability to make the expected distributions could result in a decrease in the market price of our common stock. In addition, our charter allows us to issue preferred stock that could have a preference over our common stock as to distributions. See “Distribution Policy.” All distributions will be made at the sole discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our REIT qualification and other factors as our board of directors may deem relevant from time to time. We may not be able to make distributions in the future. In addition, some of our distributions may include a return of capital. To the extent that we decide to make distributions in excess of our current and

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

accumulated earnings and profits, such distributions would generally be considered a return of capital for U.S. federal income tax purposes to the extent of the stockholder’s adjusted tax basis in their shares. A return of capital is not taxable, but it has the effect of reducing the stockholder’s adjusted tax basis in its investment. To the extent that distributions exceed the adjusted tax basis of a stockholder’s shares, they will be treated as gain from the sale or exchange of such stock. See “Material U.S. Federal Income Tax Considerations—Taxation of Taxable U.S. Stockholders—Taxation of Stockholders—Distributions.” If we borrow to fund distributions, our future interest costs would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been.

The stock ownership limits imposed by the Code for REITs and our charter may restrict stock transfers and/or business combination opportunities, particularly if our management and board of directors do not favor a combination proposal.

In order for us to qualify and maintain our qualification as a REIT under the Code, not more than 50% in value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of each taxable year following our first year. Our charter, with certain exceptions, authorizes our board of directors to take the actions that are necessary and desirable to preserve our qualification as a REIT. Unless exempted by our board of directors, no person or entity (other than a person or entity who has been granted an exception) may directly or indirectly, beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8%, in value or by number of shares, whichever is more restrictive, of our outstanding common stock, or more than 9.8% in value of our outstanding stock.

Our board may, in its sole discretion, grant an exemption to the ownership limits, subject to certain conditions and the receipt by our board of certain representations and undertakings. In addition, our board of directors may change the stock ownership limits. Our charter also prohibits any person from: (1) beneficially or constructively owning shares of our stock that would result in our being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT (including, but not limited to, as a result of any “eligible independent contractor” that operates a “qualified lodging facility” (as such terms are defined in Section 856(d)(9)(A) and 856(d)(9)(D) of the Code, respectively) on behalf of our TRS lessees failing to qualify as such); (2) transferring stock if such transfer would result in our stock being owned by fewer than 100 persons; (3) beneficially owning shares of our stock to the extent such ownership would result in our failing to qualify as a “domestically controlled qualified investment entity” within the meaning of Section 897(h) of the Code; and (4) beneficially or constructively owning shares of our stock to the extent that such ownership could result in us owning a 10% or greater interest in a tenant (as described in Section 856(d)(2)(B) of the Code), if the income so derived by us from such tenant for our taxable year during which such determination is being made could reasonably be expected to equal or exceed 1% of our gross income. The stock ownership limits contained in our charter key off the ownership at any time by any “person,” which term includes entities, and take into account direct and indirect ownership as determined under various ownership attribution rules in the Code. The stock ownership limits also might delay or prevent a transaction or a change in our control that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

Our authorized but unissued shares of common stock and shares of preferred stock may prevent a change in our control that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

Our charter authorizes us to issue additional authorized but unissued shares of common or preferred stock. In addition, our board of directors may, without stockholder approval, amend our charter to increase the aggregate number of our shares of common stock or the number of shares of any class or series of preferred stock that we have authority to issue and classify or reclassify any unissued shares of common stock or preferred stock and set the preferences, rights and other terms of the classified or reclassified stock. As a result, our board of directors may establish a series of common stock or preferred stock that could delay or prevent a transaction or a

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

change in our control that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

We will be required to disclose in our periodic reports filed with the SEC specified activities engaged in by our “affiliates.”

In August 2012, Congress enacted the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRSHRA”), which expands the scope of U.S. sanctions against Iran and Syria. More specifically, Section 219 of the ITRSHRA amended the Exchange Act to require companies subject to SEC reporting obligations under Section 13 of the Exchange Act to disclose in their periodic reports specified dealings or transactions involving Iran or other individuals and entities targeted by certain OFAC sanctions engaged in by the reporting company or any of its affiliates. These companies are required to separately file with the SEC a notice that such activities have been disclosed in the relevant periodic report, and the SEC is required to post this notice of disclosure on its website and send the report to the U.S. President and certain U.S. Congressional committees. The U.S. President thereafter is required to initiate an investigation and, within 180 days of initiating such an investigation with respect to certain disclosed activities, to determine whether sanctions should be imposed. Under ITRSHRA, we will be required to report if we or any of our “affiliates” knowingly engaged in certain specified activities during the period covered by one of our Annual Reports on Form 10-K or Quarterly Reports on Form 10-Q. Because the SEC defines the term “affiliate” broadly, it includes any entity controlled by us as well as any person or entity that controls us or is under common control with us. Because we may be deemed to be a controlled affiliate of Blackstone, affiliates of Blackstone may also be considered our affiliates. Other affiliates of Blackstone have in the past and may in the future be required to make disclosures pursuant to ITRSHRA. Disclosure of such activities by us or our affiliates, even if such activities are not subject to sanctions under applicable law, and any sanctions imposed on us or our affiliates as a result of these activities, could have a negative effect on our results of operations.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements include, but are not limited to, statements related to our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the benefits resulting from our separation from La Quinta, the effects of competition and the effects of future legislation or regulations and other non-historical statements. Forward-looking statements include all statements that are not historical facts and, in some cases, can be identified by the use of forward-looking terminology such as the words “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements and we urge investors to carefully review the risks, uncertainties and other factors discussed in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

The risk factors discussed in “Risk Factors” could cause our results to differ materially from those expressed in forward-looking statements. There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business. Any such risks could cause our results to differ materially from those expressed in forward-looking statements.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2018.

You should read this table together with the sections of this prospectus captioned “Unaudited Pro Forma Consolidated Financial Statements,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Certain Indebtedness,” as well as the consolidated financial statements and the notes hereto included elsewhere in this prospectus.

As of September 30, 2018
(in millions, except share numbers)	Actual
Cash and cash equivalents	$64

Total debt	$1,010

Equity:
Preferred Stock, $0.01 par value; 50.0 million shares authorized as of September 30, 2018; 15.0 thousand shares outstanding as of September 30, 2018	$—
Common Stock, $0.01 par value; 1.0 billion shares authorized as of September 30, 2018; 59.6 million shares issued and outstanding as of September 30, 2018	1
Additional paid-in-capital	973
Retained Earnings (accumulated deficit)	503
Accumulated other comprehensive loss	—
Noncontrolling interests	3

Total Equity	$1,480

Total Capitalization	$2,490

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MARKET PRICE OF OUR COMMON STOCK AND DIVIDEND INFORMATION

Our common stock has been listed on the NYSE under the symbol “CPLG” since May 31, 2018. Prior to that time, there was no public market for our common stock. The following table sets forth for the periods indicated, the high and low prices of our common stock.

	Price Range				Dividends Declared per Share
	High		Low
Year Ending December 31, 2018:
Second Quarter (from May 31, 2018)		$28.30		$25.25	$0.067
Third Quarter		$26.81		$19.05	$0.20
Fourth Quarter (through , 2018)	$		$		$0.20

On                , 2018, the closing price of our common stock on the NYSE was $        . Computershare Trust Company, N.A. is the transfer agent and registrar for our common stock. On September 30, 2018, we had approximately 160 holders of record of our common stock. This figure does not represent the actual number of beneficial owners of our common stock because shares of our common stock are frequently held in “street name” by securities dealers and others for the benefit of beneficial owners who may vote the shares.

On September 19, 2018, our board of directors authorized and the Company declared a cash dividend of $0.20 per share of common stock with respect to the third quarter of 2018. The third quarter dividend was paid on October 15, 2018 to stockholders of record as of October 1, 2018.

On November 5, 2018, our board of directors authorized and the Company declared a cash dividend of $0.20 per share of common stock with respect to the fourth quarter of 2018. The fourth quarter dividend will be paid on January 15, 2019 to stockholders of record as of December 31, 2018.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

DISTRIBUTION POLICY

For U.S. federal income tax purposes, we intend to make an election to be taxed as a REIT, effective May 31, 2018, with the filing of our U.S. federal income tax return for the year ending December 31, 2018. We believe that we are organized and operate in a REIT-qualified manner and we intend to continue to operate as such. The Code generally requires that a REIT annually distribute at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain, and imposes tax on any taxable income retained by a REIT, including capital gains. To satisfy the requirements to qualify as a REIT and to avoid paying tax on our income, we intend to make quarterly distributions of all, or substantially all, of our REIT taxable income to our stockholders.

Since the spin-off, we have paid an aggregate of $16 million of dividends to holders of our common stock. See “Market Price of Our Common Stock and Dividend Information” for additional details.

Our future distributions will be at the sole discretion of our board of directors. When determining the amount of future distributions, we expect that our board of directors will consider, among other factors, (1) the amount required to be distributed to qualify and maintain our status as a REIT and to reduce any income and excise taxes that we otherwise would be required to pay, (2) the amount of cash generated from our operating activities, (3) our expectations of future cash flows, (4) our determination of near-term cash needs for debt repayments, existing or future share repurchases, and selective acquisitions of new properties, (5) the timing of significant capital investments and expenditures and the establishment of any cash reserves, (6) our ability to continue to access additional sources of capital, (7) any limitations on our distributions contained in our debt agreements and (8) the sufficiency of legally available assets.

We expect that the cash required to fund our dividends will be covered by cash generated by operations. However, our ability to make distributions to our stockholders will depend upon the performance of our asset portfolio. To the extent we are prevented by provisions of our financing arrangements or otherwise from distributing 100% of our REIT taxable income or otherwise do not distribute 100% of our REIT taxable income, we will be subject to income tax, and potentially excise tax, on the retained amounts. If our operations do not generate sufficient cash flow to allow us to satisfy the REIT distribution requirements, we may be required to fund distributions from working capital, borrow funds, raise additional equity capital, sell assets or reduce such distributions. In addition, our charter allows us to issue preferred stock that could have a preference over our common stock as to distributions. The distribution preference on any preferred stock that we may issue in the future could limit our ability to make distributions to the holders of our common stock. In addition, our board of directors could change our distribution policy in the future. See “Risk Factors.”

Distributions to our stockholders will be generally taxable to them as ordinary income, although a portion of our distributions may be designated by us as capital gain or qualified dividend income or may constitute a return of capital or taxable gain. We will furnish annually to each of our stockholders a statement setting forth distributions paid during the preceding year and their characterization as ordinary income, return of capital, qualified dividend income or capital gain. See “Material U.S. Federal Income Tax Considerations.”

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

Notwithstanding the legal form of the spin-off described elsewhere in this prospectus, for accounting and financial reporting purposes, La Quinta is presented as having been spun-off from CorePoint Parent (a “reverse spin”). This presentation is in accordance with GAAP and is primarily a result of the relative significance of CorePoint Parent’s business to LQH’s business, as measured in terms of revenues, profits and assets. Further, LQH has been determined to best represent the predecessor entity to CorePoint Parent. Therefore, our historical financial statements included herein, with respect to periods prior to the spin-off, are represented by the historical financial statements of LQH, presenting La Quinta Parent, including the franchise and management business, as discontinued operations.

The following selected historical consolidated statement of operations data for the years ended December 31, 2017, 2016 and 2015 and the selected historical consolidated balance sheet data as of December 31, 2017 and 2016 are derived from CorePoint’s audited consolidated financial statements included elsewhere in this prospectus.

The selected historical consolidated statement of operations data for the nine months ended September 30, 2018 and 2017 and the selected historical consolidated balance sheet data as of September 30, 2018 are derived from CorePoint’s unaudited condensed consolidated financial statements included elsewhere in this prospectus. CorePoint has prepared its unaudited condensed consolidated financial statements on the same basis as its audited consolidated financial statements and, in our opinion, have included all adjustments, which include only normal recurring adjustments, necessary to present fairly in all material respects CorePoint’s financial position and results of operations. Results for the nine months ended September 30, 2018 are not necessarily indicative of results that may be expected for the entire year.

CorePoint’s historical results are not necessarily indicative of our future performance and do not necessarily reflect what our financial position and results of operations would have been had we been operating as an independent, publicly traded company during the periods presented, including changes that have occurred in our operations and capitalization as a result of the spin-off from La Quinta. For example, CorePoint’s historical consolidated financial statements included expenses for costs related to certain shared functions. These costs may not be representative of the future costs we will incur, either positively or negatively, as an independent, public company. See “Risk Factors—Risks Related to the Spin-Off and the Merger—The historical and pro forma financial information presented herein is not necessarily representative of the results that our business would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.”

The selected consolidated financial data below should be read together with CorePoint Parent’s financial statements, including the related notes thereto, as well as “Unaudited Pro Forma Consolidated Financial

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Certain Indebtedness” and the other financial information included elsewhere in this prospectus.

	Nine Months Ended September 30,		Years Ended December 31,
	2018	2017	2017	2016	2015
	(in millions, except per share data)
REVENUES:
Rooms	$650	$644	$820	$855	$887
Other	13	12	16	16	16

Total Revenues	663	656	836	871	903
OPERATING EXPENSES:
Rooms	287	268	353	344	333
Other departmental and support	92	89	120	122	127
Property tax, insurance and other	52	43	56	63	64
Management and royalty fees	32	—	—	—	—
Corporate general and administrative	73	56	76	54	66
Depreciation and amortization	115	104	140	139	158
Casualty and impairment loss, net	—	—	3	107	52
(Gain) loss on sales	—	—	(4)	(5)	4
Other, net	5	—	—	—	—

Total Operating Expenses	656	560	744	824	804

Operating Income	7	96	92	47	99
OTHER INCOME (EXPENSES):
Interest expense	(48)	(36)	(49)	(48)	(51)
Other income, net	6	2	1	2	8
Loss on extinguishment of debt	(10)	—	—	—	—

Total Other Expenses, net	(52)	(34)	(48)	(46)	(43)

Income (loss) from Continuing Operations Before Income Taxes	(45)	62	44	1	56
Income tax (expense) benefit	(6)	(28)	109	2	(25)

Income (loss) from Continuing Operations, net of tax	(51)	34	153	3	31
Income (loss) from Discontinued Operations, net of tax	(25)	(3)	(1)	(4)	(5)

Net Income (loss) attributable to CorePoint Lodging Stockholders	(76)	31	152	(1)	26
Earnings (loss) per share:
Basic from continuing operations	$(0.87)	$0.59	$2.63	$0.04	$0.48
Basic from discontinued operations	(0.43)	(0.05)	(0.01)	(0.06)	(0.06)

Basic earnings (loss) per share	$(1.30)	$0.54	$2.62	$(0.02)	$0.42

Diluted from continuing operations	$(0.87)	$0.58	$2.62	$0.04	$0.48
Diluted from discontinued operations	(0.43)	(0.06)	(0.02)	(0.06)	(0.08)

Diluted earnings (loss) per share	$(1.30)	$0.52	$2.60	$(0.02)	$0.40

	As of September 30,	As of December 31,
	2018	2017	2016
	(in millions)
Selected Balance Sheet Data:
Cash and cash equivalents	$64	$141	$161
Total assets	2,617	2,953	2,893
Total debt	1,010	992	999
Total equity	1,480	828	658

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma condensed consolidated financial statements of CorePoint presented below consist of unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2018 and the year ended December 31, 2017. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the information under “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and notes thereto of CorePoint Lodging Inc. included elsewhere in this prospectus.

Notwithstanding the legal form of the spin-off described elsewhere in this prospectus, for accounting and financial reporting purposes, La Quinta is presented as having been spun-off from CorePoint Parent (a “reverse spin”). This presentation is in accordance with GAAP and is primarily a result of the relative significance of CorePoint Parent’s business to LQH’s business, as measured in terms of revenues, profits, and assets. Further, LQH has been determined to best represent the predecessor entity to CorePoint Parent. Therefore, our historical financial statements included herein, with respect to periods prior to the spin-off, are represented by the historical financial statements of LQH, presenting La Quinta Parent, including the franchise and management business, as discontinued operations.

The unaudited pro forma consolidated statements of operations for nine months ended September 30, 2018 and the year ended December 31, 2017 have been prepared as if the spin-off and related transactions described in this prospectus had occurred as of January 1, 2017.

The following unaudited pro forma consolidated financial statements have been adjusted to give effect to the spin-off, presenting CorePoint Parent as the accounting spinnor, as well as other adjustments resulting from the transaction, CorePoint Lodging’s post-separation capital structure and the impact of, and transactions by, the Separation and Distribution Agreement, Tax Matters Agreement, Employee Matters Agreement, Transition Services Agreement and other commercial agreements between CorePoint Parent and LQH Parent summarized under “Certain Relationships and Related Party Transactions.”

The unaudited pro forma adjustments are based on estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. The notes to the unaudited pro forma consolidated financial statements provide a detailed discussion of how such adjustments were derived and presented in the unaudited pro forma consolidated financial information.

The unaudited pro forma consolidated financial information has been prepared for illustrative purposes only and is not necessarily indicative of our financial position or results of operations had the transactions described above for which we are giving pro forma effect actually occurred on the dates or for the periods indicated, nor is such unaudited pro forma financial information necessarily indicative of the results to be expected for any future period. A number of factors may affect our results. See “Risk Factors” and “Forward-Looking Statements.”

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2018

(dollars in millions, except per share data)

	CorePoint Lodging Inc.	Adjustments		Pro Forma
REVENUES:
Rooms	$650	$2	(a)	$652
Other	13			13

Total Revenues	663	2		665
OPERATING EXPENSES:
Rooms	287	4	(b)	291
Other departmental and support	92			92
Property tax, insurance and other	52			52
Management and royalty fees	32	34	(c)	66
Corporate general and administrative	73	(49	)(d)	24
Depreciation and amortization	115			115
Other, net	5			5

Total Operating Expenses	656	(11)		645

Operating Income	7	13		20
OTHER INCOME (EXPENSES):
Interest expense	(48)	24	(e)	(53)
		(28	)(e)
		(1	)(e)
Other income, net	6	(3	)(f)	3
Loss on extinguishment of debt	(10)	10	(g)	—

Total Other Expenses, net	(52)	2		(50)

Income (loss) from Continuing Operations, Before Income Taxes	(45)	15		(30)
Income tax expense	(6)	(3	)(h)	(9)

Income (loss) from Continuing Operations, Net of Tax	(51)	12		(39)

Earnings (loss) per share:
Basic and diluted from continuing operations	$(0.87)			$(0.67)

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2017

(dollars in millions, except per share data)

	CorePoint Lodging Inc.	Adjustments		Pro Forma
REVENUES:
Rooms	$820	7	(a)	$827
Other	16			16

Total Revenues	836	7		843
OPERATING EXPENSES:
Rooms	353	12	(b)	365
Other departmental and support	120			120
Property tax, insurance and other	56	1	(i)	57
Management and royalty fees	—	83	(c)	83
Corporate general and administrative	76	(48	)(d)	28
Depreciation and amortization	140			140
Casualty and impairment loss, net	3			3
Gain on sales	(4)			(4)

Total Operating Expenses	744	48		792

Operating Income (loss)	92	(41)		51
OTHER INCOME (EXPENSES):
Interest expense	(49)	49	(e)	(61)
		(59	)(e)
		(2	)(e)
Other income, net	1			1

Total Other Expenses, net	(48)	(12)		(60)

Income (loss) from Continuing Operations, Before Income Taxes	44	(53)		(9)
Income tax benefit	109	21	(h)	130

Income from Continuing Operations, Net of Tax	153	(32)		121

Earnings per share:
Basic from continuing operations	$2.63			$2.09
Diluted from continuing operations	$2.62			$2.08

Note 1: Basis of Pro Forma Presentation

Notwithstanding the legal form of the spin-off described elsewhere in this prospectus, for accounting and financial reporting purposes, La Quinta is presented as having been spun-off from CorePoint Parent (a “reverse spin”). This presentation is in accordance with GAAP and is primarily a result of the relative significance of CorePoint Parent’s business to LQH’s business, as measured in terms of revenues, profits, and assets. Further, LQH has been determined to best represent the predecessor entity to CorePoint Parent. Therefore, our historical financial statements included herein, with respect to periods prior to the spin-off, are represented by the historical financial statements of LQH, presenting La Quinta Parent, including the franchise and management business, as discontinued operations.

The unaudited pro forma financial statements are based on the historical consolidated financial statements, which are included elsewhere in this prospectus, and have been prepared to reflect the spin-off and related transactions.

The unaudited pro forma adjustments are based on estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. These adjustments are included only to

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associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

the extent they are directly attributable to the spin-off and related transactions and the appropriate information is known and factually supportable. Pro forma adjustments reflected in the unaudited pro forma consolidated statement of operations are expected to have a continuing effect on us.

Note 2: Financing Transactions

On May 30, 2018, in connection with the spin-off and merger, CorePoint Lodging entered into a loan agreement, pursuant to which the borrower borrowed an aggregate principal amount of $1.035 billion under a secured mortgage loan secured primarily by mortgages for 307 owned and ground leased hotels, an excess cash flow pledge for seven owned and ground-leased hotels and other collateral customary for mortgage loans of this type. In addition, on May 30, 2018, CorePoint Lodging entered into a credit agreement providing for a revolving credit facility in an aggregate amount of $150.0 million. You should read the following together with the information included under the heading “Description of Certain Indebtedness” included elsewhere in this prospectus.

Note 3: Adjustments

Statements of Operations

(a)	Room revenues: Reflects intercompany room revenues earned, which were historically eliminated in consolidation with La Quinta Parent.

(b)	Rooms expenses: Reflects intercompany rooms expenses incurred, which were historically eliminated in consolidation with La Quinta Parent.

(c)

Management and royalty fees: Reflects the fee expense related to the management and franchise agreements we entered into with LQH upon completion of the spin-off pursuant to which LQH and its affiliates provide to us, for an agreed upon charge, various services to support the operations of our hotels. Historical and incremental management fees and franchise fees for the periods presented are as follows (dollars in millions):

Cost Type	September 30, 2018(4)	December 31, 2017
Historical Management Fee(1)	$9	$21
Incremental Management Fee(2)	$9	$21
Historical Royalty Fee(1)	$15	$37
Incremental Royalty Fee(2)	$1	$4
Management and Royalty Fees post spin transaction(3)	$32	$—

Total Fee	$66	$83

(1)	Based on the terms of the historical management agreement.
(2)	Based on the terms of the new management agreement.
(3)	For the period from May 31, 2018 through September 30, 2018
(4)	The historical and incremental fees represent the fees from January 1, 2018 through May 30, 2018

See “Business and Properties—Our Principal Agreements” for a further description of these agreements, including the percentage of revenues to be paid.

(d)

Corporate general and administrative expenses: Reflects the removal of non-recurring separation expenses included in our historical financial statements of $40 million and $27 million and the reclassification of $9 million and $21 million of the historical management fee to Management and royalty fees, for the nine months ended September 30, 2018 and the year ended December 31, 2017, respectively.

(e)

Interest Expense: Reflects the removal of the historical interest and amortized debt issuance costs. Reflects the interest expense to give effect to the $1.035 billion of indebtedness under the Financing Transactions.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The assumed interest rates were derived from information received from prospective lenders which is based on current market conditions, the historical London Interbank Offered Rate (“LIBOR”) rate, and a spread of 2.75%. Based on these assumptions we utilize an estimated annualized interest rate of 5.01% and 4.31% on the indebtedness for the spin-off for the five month period pre-spin transaction and the year ended December 31, 2017, respectively. Also included within interest expense, is $6.0 and $14.5 million of amortization of estimated debt issuance costs for the five month period pre-spin transaction and the year ended December 31, 2017, respectively. While the amortization has been computed using the initial term of two years, the indebtedness provides for five extension options of one year each exercisable at CorePoint Lodging’s option.

A 0.125% change to interest rates on our variable rate debt would result in a change in interest expense of approximately $1.0 million and $1.3 million for the nine months ended September 30, 2018 and the year ended December 31, 2017, respectively.

Additionally, an adjustment to increase interest expense by $0.8 million and $2.0 million for the five month period pre-spin transaction and the year ended December 31, 2017, respectively, results from dividends accrued on the mandatorily redeemable preferred stock. As part of the spin-off, CorePoint issued $15 million of non-convertible, non-voting Series A Preferred Stock with a stated coupon of 13% per annum and a term of 10 years. The preferred stock is non-callable for the first seven years. The preferred stock is mandatorily redeemable for cash at a determinable date, and is classified as a liability.

(f)	Other income, net: Reflects the removal of the gain on termination of the cash flow hedge that was associated with the historical debt.

(g)	Loss on extinguishment of debt: Reflects the removal of the loss on extinguishment of the historical debt.

(h)

The adjustments reflect the estimated tax expense using a 24.65% total rate for the nine months ended September 30, 2018, comprised of the statutory federal tax rate of 21% plus a total estimated state rate of 3.65% for the operations of the taxable REIT subsidiary.

The adjustments reflect the estimated tax benefit (expense) using a 40% total rate for 2017, comprised of the statutory federal tax rate of 35% plus a total estimated state rate of 5% on book adjustments reflected for the pro forma adjustments.

(i)	Property tax, insurance and other: Reflects intercompany other expenses incurred, which were historically eliminated in consolidation with La Quinta Parent.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains management’s discussion and analysis of our financial condition and results of operations and should be read together with “Basis of Presentation,” “Financial Statement Presentation,” “Selected Historical Consolidated Financial Data,” “Unaudited Pro Forma Consolidated Financial Statements,” and the historical consolidated financial statements of CorePoint Lodging and the related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that reflect our plans, estimates and beliefs and involve numerous risks and uncertainties, including but not limited to those described in the “Risk Factors” section of this prospectus. Actual results may differ materially from those contained in any forward-looking statements. You should carefully read “Forward-Looking Statements” in this prospectus.

Overview

Our business

CorePoint Lodging Inc. is a leading owner in the mid-scale and upper mid-scale select service hotel space, primarily under the La Quinta brand. Our portfolio, as of September 30, 2018, consisted of 315 hotels representing approximately 40,400 rooms across 41 states in attractive locations in or near employment centers, airports, and major travel thoroughfares. All but one of our hotels is wholly owned. We primarily derive our revenues from our hotel operations.

Strategic Priorities

CorePoint Lodging Inc. is positioned as the only publicly traded U.S. lodging REIT strategically focused on the ownership of mid-scale and upper mid-scale select-service hotels. Our strategic priorities include proactive asset management, value-enhancing investments, disciplined capital allocation, and maintaining a strong balance sheet.

Spin-off from LQH

On May 30, 2018, LQH Parent spun off of its real estate ownership business into an independent, publicly traded company as part of a plan approved by LQH Parent’s board of directors prior to the merger of LQH Parent with a wholly owned subsidiary of Wyndham Worldwide.

CorePoint Parent entered into a Separation and Distribution Agreement in January 2018 and several other agreements with La Quinta Parent prior to consummation of the spin-off. These agreements set forth the principal transactions required to effect CorePoint Lodging’s separation from La Quinta and provide for the allocation between CorePoint Parent and La Quinta Parent of various assets, liabilities, rights and obligations (including employee benefits, intellectual property, insurance and tax-related assets and liabilities) and govern the relationship between CorePoint Lodging and La Quinta after completion of the spin-off. These agreements also include arrangements with respect to transitional services to be provided by La Quinta to CorePoint Lodging.

In addition, prior to the spin-off, CorePoint Lodging entered into agreements, including long-term hotel management and franchise agreements for each of its hotels, with LQH that have either not existed historically, or that may be on different terms than the terms of the arrangement or agreements that existed prior to the spin-off. The audited consolidated financial statements of CorePoint included herein do not reflect the effect of these new or revised agreements and the unaudited condensed consolidated financial statements of CorePoint included herein do not reflect the effect of these new or revised agreements for the entirety of the periods presented and LQH’s historical expenses may not be reflective of CorePoint Lodging’s consolidated results of

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associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

operations, financial position and cash flows had it been a stand-alone company during the entirety of the periods discussed in the “Results of operations” section below. Effective with the closing of the spin-off, the results of operations related to the hotel franchise and hotel management business are reported as discontinued operations.

Wyndham Worldwide transition and integration

In connection with the agreements entered into with LQH, our hotels became a part of the management and franchise platforms of Wyndham Worldwide and we are pro-actively engaged in the related transition and integration. This includes:

•	accessing Wyndham Worldwide’s customer network and loyalty platforms to potentially increase market share at a more cost-effective acquisition cost;

•	technology and system integrations for property management, reservation systems and revenue management, which could expand our asset management effectiveness; and

•	gross margin initiatives related to labor, procurement and other service deliveries.

We are in regular communication with La Quinta and are actively monitoring our progress. We expect the technology components, which are a part of Wyndham Worldwide’s technology upgrade, to be completed in the first half of 2019. Accordingly, we believe the major components of this transition to be completed during 2019; however, given the dynamics of the lodging sector and ever-changing technology opportunities, the interaction with our property manager will continuously be evolving.

REIT election

For U.S. federal income tax purposes, CorePoint Parent intends to make an election to be taxed as a REIT, effective May 31, 2018, with the filing of its U.S. federal income tax return for the year ending December 31, 2018. So long as CorePoint Parent qualifies as a REIT, it generally will not be subject to U.S. federal income tax on net taxable income that it distributes annually to its stockholders. To qualify as a REIT for U.S. federal income tax purposes, CorePoint Parent must continually satisfy tests concerning, among other things, the real estate qualification of sources of its income, the composition and values of its assets, the amounts it distributes to its stockholders and the ownership of its stock. In order to comply with REIT requirements, CorePoint Parent may need to forego otherwise attractive opportunities and limit its expansion opportunities and the manner in which it conducts its operations. Also to qualify as a REIT, CorePoint Parent must engage a third party manager to operate and manage its hotels. The expense and the restrictions imposed by these arrangements may be greater than those for other REIT and non-REIT hotel owners and operators. See “Risk Factors—Risks Related to Our REIT Status and Certain Other Tax Items” in this prospectus.

Consistent with CorePoint Parent’s intent to elect to be treated as a REIT for U.S. federal income tax purposes beginning with the taxable year ending December 31, 2018 and thereafter, CorePoint Parent intends to make quarterly distributions to its stockholders in amounts that meet or exceed the requirements to qualify and maintain its qualification as a REIT and to avoid corporate level taxation. Prior to making any distributions for U.S. federal tax purposes or otherwise, CorePoint Parent must first satisfy its operating and debt service obligations. Although CorePoint Parent currently anticipates that its estimated cash available for distribution will exceed the annual distribution requirements applicable to REITs to avoid corporate level taxation, it is possible that it would be necessary to utilize cash reserves, liquidate assets at unfavorable prices or incur additional indebtedness in order to make required distributions.

Repositioning

In 2016, LQH Parent identified approximately 54 properties that, with the appropriate scope of capital investment and renovation, LQH Parent believed would have the opportunity to re-position within a market,

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capturing increased occupancy and additional rate while being measured against new, higher quality competitive sets. LQH Parent began execution of an investment plan to invest more than $200 million in the hotels identified in the fourth quarter of 2016, with the start and completion dates for these projects being staggered from 2016 to 2019. The timing of the renovations has been sequenced with the goal of minimizing displacement, and maximizing readiness for peak demand seasons. The capital expenditures related to the repositioning for the first nine months of 2018 was approximately $54 million. As of September 30, 2018, the construction phase of the repositioning effort had been completed for 49 of these hotels.

Operations

Basis of presentation

Notwithstanding the legal form of the spin-off, for accounting and financial reporting purposes, the spin-off is presented as a reverse spin. This presentation is in accordance with GAAP and is primarily a result of the relative significance of CorePoint Parent’s business to LQH’s business, as measured in terms of revenues, profits, and assets. Further, LQH has been determined to best represent the predecessor entity to CorePoint Parent. Therefore, our historical financial statements presented herein and in our future filings, with respect to periods prior to the spin-off, are represented by the historical financial statements of LQH, presenting La Quinta Parent as discontinued operations.

Segment

We have one reportable segment, which included 315 properties totaling approximately 40,400 rooms within the United States (“U.S.”) as of September 30, 2018. Our reportable segment is managed discretely and for which discrete financial information is reviewed regularly by our Chief Executive Officer, who is our chief operating decision maker, to assess performance and make decisions regarding the allocation of resources. Our reportable segment derives its earnings from the operation of owned hotel properties located in the United States.

Ownership

As an owner of hotels, we can capture the full benefit of increases in operating profits during periods of increasing demand or ADR. The cost structure of our typical hotel is more fixed than variable, so as demand and ADR increase over time, the pace of increase in operating profits typically is higher than the pace of increase of revenues. Hotel ownership is capital intensive, as we are responsible for the costs and capital expenditures for our hotels. The profits realized by us are generally significantly affected by economic downturns and declines in revenues. See also “—Key components and factors affecting our results of operations—Expenses” below and “Risk Factors—Risks Related to Our Business and Industry” in this prospectus.

The following table sets forth the number of hotels in our portfolio as of September 30, 2018 and 2017 and December 31, 2017, 2016 and 2015.

	As of September 30,		As of December 31,
	2018	2017	2017	2016	2015
Number of Hotels
Owned Hotels(1)	314	317	316	321	340
Joint Venture	1	1	1	1	1

Total Hotels	315	318	317	322	341

(1)

Owned Hotels includes 18 properties that are subject to ground leases; we include these 18 properties as hotels throughout this Management’s Discussion and Analysis of Financial Condition and Results of Operations. At September 30, 2018 and 2017 and December 31, 2017, 2016 and 2015, Owned Hotels include one, three, three, five, and 13 hotels, respectively, which met the criteria to be classified as assets held for sale.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The following table summarizes our hotels as of September 30, 2018 and 2017 and December 31, 2017, 2016 and 2015:

	As of September 30,		As of December 31,
	2018	2017	2017	2016	2015
Number of Hotels(1)
La Quinta Inn & Suites (interior corridor)	181	178	182	180	183
La Quinta Inn & Suites (exterior corridor)	3	3	3	3	3
La Quinta Inns (interior corridor)	41	45	41	46	51
La Quinta Inns (exterior corridor)	89	92	90	93	104
Baymont Inns (exterior corridor)	1	—	1	—	—

Total Hotels	315	318	317	322	341

(1)

The one hotel designated as an asset held for sale as of September 30, 2018 is a La Quinta Inns (interior corridor). Of the three hotels designated as assets held for sale as of September 30, 2017, one is a La Quinta Inns (interior corridor) and two are La Quinta Inns (exterior corridor).

Hurricanes

During the third quarter of 2017, two major hurricanes made landfall impacting areas serviced by our hotels. In August 2017, Hurricane Harvey lingered over Texas and parts of Louisiana causing widespread flooding and associated damage. In September 2017, Hurricane Irma made its way up Florida’s west coast causing widespread wind damage, flooding and power outages. Many of our hotels in affected areas were impacted by the storms, including property damage, damage to infrastructure surrounding the hotels and business interruption. The storms impacted and will continue to impact in the near term, our revenues, expenses and gains and losses. Hurricanes Harvey and Irma had a meaningful impact on our business in the third and fourth quarters of 2017, as well as the first half of 2018.

During the third quarter of 2018, Hurricane Florence made landfall on the coastal Carolina region of the United States. The impact of this hurricane had minimal effect on our operations.

As of September 30, 2018, approximately one percent of our rooms remain out of service due to hurricane damage. We continue to work closely with our insurance adjusters, claims adjusters and construction staff to bring the affected rooms back online as quickly as possible. Property and business interruption insurance claims will be made as determined through the evaluation process; however, the timing and amount of insurance proceeds are uncertain and may not be sufficient to cover all losses. Capital expenditures will be made in order to restore these hotels to pre-hurricane condition and may be larger than normal due to the scope of the damage. Timing differences have existed and are likely to continue to exist between the capital expenditures and insurance proceeds as reflected in our financial statements.

In October 2018, Hurricane Michael made landfall primarily in the Florida panhandle region. The hurricane caused us to close our hotel in Panama City, Florida with total damage currently estimated at approximately $10 million to $15 million. Timing differences are likely to exist between capital expenditures and insurance proceeds.

Seasonality

The hotel industry is seasonal in nature. Generally, our revenues are greater in the second and third quarters than in the first and fourth quarters. The timing of holidays can also impact our quarterly results. The periods during which our properties experience higher revenues vary from property to property and depend principally upon location. This seasonality can be expected to cause quarterly fluctuations in revenue, profit margins and net

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

earnings. Additionally, our quarterly results may be further affected by the timing of certain of our marketing production expenditures. Further, the timing of any hotel repositioning, acquisitions or dispositions may cause a variation of revenue and earnings from quarter to quarter.

Inflation

We do not believe that inflation had a material effect on our business during the nine month periods ended September 30, 2018 and 2017 or during the years ended December 31, 2017, 2016 and 2015. Although we believe that increases in the rate of inflation will generally result in comparable increases in hotel room rates and operating expenses, severe inflation could contribute to a slowing of the U.S. economy. Such a slowdown could result in a reduction in room rates and occupancy levels, negatively impacting our revenues and net income. Further, to the extent that inflation is correlated with higher interest rates, our borrowing costs on our floating rate debt or new debt placements could be higher.

Key components and factors affecting our results of operations

Revenues

Room revenues are primarily derived from room lease rentals at our hotels. We recognize room revenue on a daily basis based on an agreed-upon daily rate after the guest has stayed at one of our hotels. Customer incentive discounts, cash rebates, and refunds are recognized as a reduction of room revenues. Occupancy, hotel, and sales taxes collected from customers and remitted to the taxing authorities are excluded from revenues in the accompanying consolidated statements of operations.

Principal Components of Revenues

Rooms. These revenues represent room lease rentals at our hotels and account for a substantial majority of our total revenue.

Other revenue. These revenues represent revenue generated by the incidental support of operations at our hotels, including charges to guests for vending commissions, meeting and banquet room, and other rental income from operating leases associated with leasing space for restaurants, billboards and cell towers.

Factors Affecting our Revenues

Consumer demand. Consumer demand for our products and services is closely linked to the performance of the general economy and is sensitive to business and personal discretionary spending levels. Leading indicators of demand include gross domestic product, non-residential fixed investment and the consumer price index. Declines in consumer demand due to adverse general economic conditions, reductions in travel patterns and lower consumer confidence can lower the revenues and profitability of our hotels. Further, competition for guests and the supply of services at our hotels affect our ability to sustain or increase rates charged to customers at our hotels. As a result, changes in consumer demand and general business cycles have historically subjected, and could in the future subject, our revenues to significant volatility. In addition, leisure travelers make up the majority of our transient demand. Therefore, we will be significantly more affected by trends in leisure travel than trends in business travel.

Supply. New room supply is an important factor that can affect the lodging industry’s performance. Room rates and occupancy, and thus RevPAR, tend to increase when demand growth exceeds supply growth. The addition of new competitive hotels affects the ability of existing hotels to sustain or grow RevPAR, and thus profits.

Age and amenities. Newly constructed or remodeled hotels generally will drive higher room rates and occupancy than older properties with deferred maintenance. Similarly, hotels with greater and more current amenities, which are in demand by lodgers, will also be able to achieve higher room rates and occupancy.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Expenses

Principal Components of Expenses

Rooms. These expenses include hotel operating expenses of housekeeping, reservation systems, room and breakfast supplies and front desk costs.

Other departmental and support. These expenses include labor and other expenses that constitute non-room operating expenses, including parking, telecommunications, on-site administrative departments, sales and marketing, recurring repairs and maintenance and utility expenses.

Property tax, insurance and other. These expenses consist primarily of real and personal property taxes, other local taxes, ground rent, equipment rent and insurance.

Management and royalty fees. Management fees represent fees paid to third parties and are computed as a percentage of gross revenue. Royalty fees are generally computed as a percentage of rooms revenues. In connection with the spin-off, we entered into new, long term, management and franchise agreements with significant early cancellation provisions (refer to Note 12: “Commitments and Contingencies” included in the notes to the unaudited condensed consolidated financial statements elsewhere in this prospectus).

Other, net. These expenses include losses incurred resulting from property damage or destruction caused by any sudden, unexpected or unusual event such as a hurricane or a significant casualty. Impairment losses are non-cash expenses that are recognized when circumstances indicate that the carrying value of a long-lived asset is not recoverable. An impairment loss is recognized for the excess of the carrying value over the fair value of the asset.

Factors Affecting our Costs and Expenses

Variable expenses. Expenses associated with our room expenses are mainly affected by occupancy and correlate closely with their respective revenues. These expenses can increase based on increases in salaries and wages, as well as on the level of service and amenities that are provided. Our management and royalty fees are also primarily driven by our level of gross or room revenues.

Fixed expenses. Many of the other expenses associated with our hotels are relatively fixed. These expenses include portions of rent expense, property taxes, insurance and utilities. Since we generally are unable to decrease these costs significantly or rapidly when demand for our hotels decreases, any resulting decline in our revenues can have a greater adverse effect on our net cash flow, margins and profits. This effect can be especially pronounced during periods of economic contraction or slow economic growth. The effectiveness of any cost-cutting efforts is limited by the amount of fixed costs inherent in our business. As a result, we may not be able to successfully offset revenue reductions through cost cutting. In addition, any efforts to reduce costs, or to defer or cancel capital improvements, could adversely affect the economic value of our hotels. We have taken steps to reduce our fixed costs to levels we believe are appropriate to maximize profitability and respond to market conditions without jeopardizing the overall customer experience or the value of our hotels.

Changes in depreciation and amortization expense. Changes in depreciation expense are due to renovations of existing hotels, acquisition or development of new hotels, the disposition of existing hotels through sale or closure or changes in estimates of the useful lives of our assets. As we place new assets into service, we will be required to recognize additional depreciation expense on those assets.

Age. As hotels age, maintenance expense tends to increase. These expenses include more frequent and higher costing repairs, higher utility expenses, increased supplies and higher labor costs. If these costs result in capitalized improvements, depreciation expense could increase over time as discussed above.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Key indicators of financial condition and operating performance

We use a variety of financial and other information in monitoring the financial condition and operating performance of our business. Some of this information is financial information that is prepared in accordance with GAAP, while other information may be financial in nature and may not be prepared in accordance with GAAP. Our management also uses other information that may not be financial in nature, including statistical information and comparative data that are commonly used within the lodging industry to evaluate hotel financial and operating performance. Our management uses this information to measure the performance of hotel properties and/or our business as a whole. Historical information is periodically compared to budgets, as well as against industry-wide information. We use this information for planning and monitoring our business, as well as in determining management and employee compensation.

Average daily rate (“ADR”) represents hotel room revenues divided by total number of rooms leased in a given period. ADR measures the average room price attained by a hotel or group of hotels, and ADR trends provide useful information concerning pricing policies and the nature of the guest base of a hotel or group of hotels. Changes in room rates have an impact on overall revenues and profitability.

Occupancy represents the total number of rooms leased in a given period divided by the total number of rooms available at a hotel or group of hotels. Occupancy measures the utilization of our hotels’ available capacity, which may be affected from time to time by our repositioning, property casualties and other activities. Management uses occupancy to gauge demand at a specific hotel or group of hotels in a given period. Occupancy levels also help us determine achievable ADR levels as demand for hotel rooms increases or decreases.

Revenue per available room (“RevPAR”) is defined as the product of the ADR charged and the average daily occupancy achieved. RevPAR does not include other ancillary, non-room revenues, such as food and beverage revenues or parking, telephone or other guest service revenues generated by a hotel, which are not significant for CorePoint.

RevPAR changes that are driven predominately by occupancy have different implications for overall revenue levels and incremental hotel operating profit than changes driven predominately by ADR. For example, increases in occupancy at a hotel would lead to increases in room and other revenues, as well as incremental operating costs (including, but not limited to, housekeeping services, utilities and room amenity costs). RevPAR increases due to higher ADR, however, would generally not result in additional operating costs, with the exception of those charged or incurred as a percentage of revenue, such as management and royalty fees, credit card fees and commissions. As a result, changes in RevPAR driven by increases or decreases in ADR generally have a greater effect on operating profitability at our hotels than changes in RevPAR driven by occupancy levels. Due to seasonality in our business, we review RevPAR by comparing current periods to budget and period-over-period.

Comparable hotels are defined as hotels that were active and operating in our system for at least one full calendar year as of the end of the applicable reporting period and were active and operating as of January 1st of the previous year; except for: (i) hotels that sustained substantial property damage or other business interruption; (ii) hotels that become subject to a purchase and sale agreement; or (iii) hotels in which comparable results are otherwise not available. Management uses comparable hotels as the basis upon which to evaluate ADR, occupancy, and RevPAR. We report variances in ADR, occupancy, and RevPAR between periods for the set of comparable hotels existing at the reporting date versus the results of the same set of hotels in the prior period.

•	Of the 315 hotels in our system as of September 30, 2018, 305 have been classified as comparable hotels.

•	Of the 317 hotels in our system as of December 31, 2017, 307 have been classified as comparable hotels.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Non-GAAP Financial Measures

We also evaluate the performance of our business through certain other financial measures that are not recognized under GAAP. Each of these non-GAAP financial measures should be considered by investors as supplemental measures to GAAP performance measures such as total revenues, operating profit and net income. These measurements are not to be considered more relevant or accurate than the measurements presented in accordance with GAAP. In compliance with SEC requirements, our non-GAAP measurements are reconciled to the most directly comparable GAAP performance measurement. For all non-GAAP measurements, neither the SEC nor any other regulatory body has passed judgement on these non-GAAP measurements. See “Non-GAAP Financial Information.”

EBITDA, EBITDAre and Adjusted EBITDAre

“EBITDA.” Earnings before interest, taxes, depreciation and amortization (“EBITDA”) is a commonly used measure in many REIT and non-REIT related industries. The Company believes EBITDA is useful in evaluating our operating performance because it provides an indication of our ability to incur and service debt, to satisfy general operating expenses, and to make capital expenditures. We calculate EBITDA excluding discontinued operations.

“EBITDAre.” The Company presents EBITDAre in accordance with guidelines established by the National Association of Real Estate Investment Trusts (“NAREIT”). NAREIT defines EBITDAre as net income or loss, excluding interest expense, income tax expense, depreciation and amortization, gains or losses on the disposition of property, impairments, and adjustments to reflect the entity’s share of EBITDAre of unconsolidated affiliates. The Company believes EBITDAre is a useful performance measure to help investors evaluate and compare the results of the Company’s operations from period to period. EBITDAre is intended to be a supplemental non-GAAP financial measure that is independent of a company’s capital structure.

“Adjusted EBITDAre.” The Company adjusts EBITDAre when evaluating its performance because the Company believes that the adjustment for certain items, such as reorganization and separation transaction expenses, acquisition and disposition transaction expenses, stock-based compensation expense, discontinued operations, and other items not indicative of ongoing operating performance, provides useful supplemental information to management and investors regarding its ongoing operating performance. The Company believes that EBITDAre and Adjusted EBITDAre provide useful information to investors about it and its financial condition and results of operations for the following reasons: (i) EBITDAre and Adjusted EBITDAre are among the measures used by Company’s management to evaluate its operating performance and make day-to-day operating decisions; and (ii) EBITDAre and Adjusted EBITDAre are frequently used by securities analysts, investors, lenders and other interested parties as a common performance measure to compare results or estimate valuations across companies in and apart from the Company’s industry sector.

EBITDAre and Adjusted EBITDAre are not recognized terms under GAAP, have limitations as analytical tools and should not be considered either in isolation or as a substitute for net (loss) income, cash flow or other methods of analyzing the Company’s results as reported under GAAP. Some of these limitations are:

•	EBITDAre and Adjusted EBITDAre do not reflect changes in, or cash requirements for, the Company’s working capital needs;

•	EBITDAre and Adjusted EBITDAre do not reflect the Company’s interest expense, or the cash requirements necessary to service interest or principal payments, on its indebtedness;

•	EBITDAre and Adjusted EBITDAre do not reflect the Company’s tax expense or the cash requirements to pay its taxes;

•	EBITDAre and Adjusted EBITDAre do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•

EBITDAre and Adjusted EBITDAre do not reflect the impact on earnings or changes resulting from matters that the Company considers not to be indicative of its future operations, including but not limited to discontinued operations, impairment, acquisition and disposition activities and restructuring expenses;

•

although depreciation, amortization and impairment are non-cash charges, the assets being depreciated, amortized or impaired will often have to be replaced, upgraded or repositioned in the future, and EBITDAre and Adjusted EBITDAre do not reflect any cash requirements for such replacements; and

•	other companies in the Company’s industry may calculate EBITDAre and Adjusted EBITDAre differently, limiting their usefulness as comparative measures.

Because of these limitations, EBITDAre and Adjusted EBITDAre should not be considered as discretionary cash available to the Company to reinvest in the growth of its business or as measures of cash that will be available to the Company to meet its obligations.

The following is a reconciliation of our GAAP net income (loss) to EBITDA, EBITDAre and Adjusted EBITDAre for the nine months ended September 30, 2018 and 2017 (in millions):

	Nine Months Ended September 30,
	2018	2017
Net Income (loss) attributable to CorePoint Lodging Stockholders	$(76)	$31

Interest expense	48	36
Income tax expense	6	28
Depreciation and amortization	115	104
Loss from discontinued operations	25	3

EBITDA	118	202

Impairment loss and casualty (gain) loss	5	—

EBITDAre	123	202

Equity-based compensation	5	6
Spin-off and reorganization expenses	40	15
Loss on extinguishment of debt	10	—
Other (income) expense, net	(1)	1

Adjusted EBITDAre	$177	$224

NAREIT FFO attributable to stockholders and Adjusted FFO attributable to stockholders

We present NAREIT FFO attributable to stockholders and NAREIT FFO per diluted share (defined as set forth below) as non-GAAP measures of our performance. We calculate funds from operations (“FFO”) attributable to stockholders for a given operating period in accordance with standards established by NAREIT, as net income or loss attributable to stockholders (calculated in accordance with GAAP), excluding depreciation and amortization, gains or losses on sales of assets, impairment, discontinued operations, and the cumulative effect of changes in accounting principles, plus adjustments for unconsolidated joint ventures. Adjustments for unconsolidated joint ventures are calculated to reflect our pro rata share of the FFO of those entities on the same basis. Since real estate values historically have risen or fallen with market conditions, many industry investors have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. For these reasons, NAREIT adopted the FFO metric in order to promote an industry-wide measure of REIT operating performance. We believe NAREIT FFO provides useful information to

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

investors regarding our operating performance and can facilitate comparisons of operating performance between periods and between REITs. Our presentation may not be comparable to FFO reported by other REITs that do not define the terms in accordance with the current NAREIT definition, or that interpret the current NAREIT definition differently than we do. We calculate NAREIT FFO per diluted share as our NAREIT FFO divided by the number of fully diluted shares outstanding during a given operating period.

We also present Adjusted FFO attributable to stockholders and Adjusted FFO per diluted share when evaluating our performance because we believe that the exclusion of certain additional items described below provides useful supplemental information to investors regarding our ongoing operating performance. Management historically has made the adjustments detailed below in evaluating our performance and in our annual budget process. We believe that the presentation of Adjusted FFO provides useful supplemental information that is beneficial to an investor’s complete understanding of our operating performance. We adjust NAREIT FFO attributable to stockholders for the following items, which may occur in any period, and refer to this measure as Adjusted FFO attributable to stockholders: transaction expense associated with the potential disposition of hotels or acquisition of a business, severance expense, share-based compensation expense, litigation gains and losses outside the ordinary course of business, amortization of deferred financing costs, reorganization costs and separation transaction expenses, loss on early extinguishment of debt, straight-line ground lease, casualty losses, and other items that we believe are not representative of our current or future operating performance.

NAREIT FFO attributable to stockholders and Adjusted FFO attributable to stockholders are not recognized terms under GAAP, have limitations as analytical tools and should not be considered either in isolation or as a substitute for net income (loss), cash flow or other methods of analyzing our results as reported under GAAP.

The following table provides a reconciliation of net income (loss) attributable to stockholders to NAREIT FFO attributable to stockholders and Adjusted FFO attributable to stockholders (in millions):

	Nine Months Ended September 30,
	2018	2017
Net Income (loss) attributable to CorePoint Lodging Stockholders	$(76)	$31

Depreciation and amortization	115	104
Loss from discontinued operations	25	3
Impairment loss and casualty (gain) loss	5	—

NAREIT defined FFO attributable to stockholders	69	138

Equity-based compensation expense	5	6
Amortization expense of deferred financing costs	8	5
Spin-off and reorganization expense	40	15
Loss on extinguishment of debt, net	10	—
Other (income) expense, net	(1)	1

Adjusted FFO attributable to stockholders	$132	$165

Weighted average number of shares outstanding, diluted(1)	59.1	58.3

(1)

Share amounts are presented on a diluted basis assuming a positive non-GAAP financial measure. This presentation will differ from our GAAP diluted shares for the anti-dilutive effects when we report a GAAP net loss. See Note 14: “Earnings Per Share” included in the notes to the unaudited condensed consolidated financial statements elsewhere in this prospectus.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Results of operations

The following table presents hotel operating statistics for our comparable hotels for the applicable periods(1):

	Nine Months Ended September 30, 2018	Variance Nine Months 2018 vs. Nine Months 2017		Year Ended December 31, 2017	Variance 2017 vs. 2016		Year Ended December 31, 2016	Variance 2016 vs. 2015		Year Ended December 31, 2015
Occupancy	66.4%	-60	bps	64.9%	(58	) bps	65.5%	(185	) bps	67.3%
ADR	$91.02	4.1%		$85.53	1.1%		$84.68	2.1%		$82.92
RevPAR	$60.42	3.2%		$55.54	0.2%		$55.44	0.7%		$55.83

(1)	See definition of comparable hotels in “—Key indicators of financial condition and operating performance—Comparable hotels.” Basis points (“bps”) represents one hundredth of one percent.

Beginning in the second half of 2016, we began enacting several key initiatives designed to further improve our RevPAR performance, including taking steps to enhance consistency of product and guest experience and investing in points of differentiation to encourage engagement with the brand. These initiatives caused incremental expenditures in 2017 and continued into 2018. We expect to incur additional incremental expenditures in the future as these initiatives are implemented.

Nine months ended September 30, 2018 compared with nine months ended September 30, 2017

The following tables present our overall operating performance for the nine months ended September 30, 2018 and 2017, including the amount and percentage change in these results between the periods with discussion of significant variances ($ in millions, non-meaningful percentage changes are noted as “NM”):

	Nine Months Ended September 30,		Increase/(Decrease)
	2018	2017	$ change	% change
REVENUES:
Rooms	$650	$644	6	0.9
Other	13	12	1	8.3

Total Revenues	663	656	7	1
OPERATING EXPENSES:
Rooms	287	268	19	7.1
Other departmental and support	92	89	3	3.4
Property tax, insurance and other	52	43	9	20.9
Management and royalty fees	32	—	32	NM
Corporate general and administrative	73	56	17	30.4
Depreciation and amortization	115	104	11	10.6
Other, net	5	—	5	NM

Total Operating Expenses	656	560	96	17.1

Operating Income	7	96	(89)	(92.7)
OTHER INCOME (EXPENSES):
Interest expense	(48)	(36)	(12)	33.3
Other income, net	6	2	4	NM
Loss on extinguishment of debt	(10)	—	(10)	NM

Total Other Expenses, net	(52)	(34)	(18)	52.9

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

	Nine Months Ended September 30,		Increase/(Decrease)
	2018	2017	$ change	% change
Income (loss) from Continuing Operations Before Income Taxes	(45)	62	(107)	NM
Income tax expense	(6)	(28)	22	(78.6)

Income (loss) from Continuing Operations, net of tax	(51)	34	(85)	NM
Loss from Discontinued Operations, net of tax	(25)	(3)	(22)	NM

Net Income (loss) attributable to CorePoint Lodging stockholders	$(76)	$31	(107)	NM

Revenues

The increase in room revenues of $6 million, or 0.9 percent, was primarily driven by an increase in RevPAR at our comparable hotels of 3.2 percent for the nine months ended September 30, 2018 over the prior year period. The increase in RevPAR was driven by an increase in ADR of 4.1 percent, offset slightly by a decrease in occupancy of 60 basis points. This increase was partially offset by the sale of three hotels between the periods. Excluding the impact of the hotels impacted by hurricanes Harvey and Irma, comparable RevPAR increased 5.1 percent for the nine months ended September 30, 2018.

Other revenues for the nine months ended September 30, 2018 and 2017 totaled $13 million and $12 million, respectively. These revenues represent revenue generated by the incidental support of operations at our hotels, including charges to guests for vending commissions, meeting and banquet room revenue, and other rental income from operating leases associated with leasing space for restaurants or other retail sites, billboards and cell towers.

Operating expenses

	Nine Months Ended September 30,		Percent change
	2018	2017	2018 vs. 2017
Rooms	$287	$268	7.1

The variance in rooms expenses was primarily caused by increases in payroll (including salaries and hourly wages) and benefits, sales manager expenses due to additional labor investments across the portfolio, contract labor due to difficulty in hiring, travel agency commission costs due to increased volume driven through third party online travel agencies, reservation expense, breakfast expense, and hotel supply expense. These increases were partially offset by decreases in expense caused by three fewer hotels in the hotel portfolio at September 30, 2018 in comparison to the hotels owned at September 30, 2017.

	Nine Months Ended September 30,		Percent change
	2018	2017	2018 vs. 2017
Property tax, insurance and other	$52	$43	20.9

The increase in other property-level expense was primarily due to lower insurance expense recorded in 2017 resulting from prior years estimated insurance loss reserve adjustment. Additionally, property taxes also increased period over period due to higher property tax valuations, for the applicable 2018 tax year.

	Nine Months Ended September 30,		Percent change
	2018	2017	2018 vs. 2017
Management and royalty fees	$32	$—	NM

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

We did not incur any management and royalty fees prior to May 30, 2018. On May 30, 2018, in connection with the spin-off, we entered into management and franchise agreements for our hotels with LQM and LQ Franchising, respectively. Management fees are computed as five percent of total gross revenue and royalty fees are computed as five percent of total gross rooms revenues. We expect these fees to be a significant variance to prior periods through 2019.

	Nine Months Ended September 30,		Percent change
	2018	2017	2018 vs. 2017
Corporate general and administrative	$73	$56	30.4

The increase in corporate general and administrative expenses were primarily the result of increased transition costs and other non-recurring costs associated with establishing CorePoint Lodging as an independent, publicly traded company.

	Nine Months Ended September 30,		Percent change
	2018	2017	2018 vs. 2017
Depreciation and amortization	$115	$104	10.6

The increase in depreciation and amortization of $11 million, was primarily the result of additional depreciation on certain assets in the first nine months of 2018 driven by an increase in capital expenditures between September 30, 2017 and September 30, 2018. In accordance with GAAP, there was no adjustment to depreciable assets as a result of the spin-off.

	Nine Months Ended September 30,		Percent change
	2018	2017	2018 vs. 2017
Interest expense	$(48)	$(36)	33.3

On May 30, 2018, in connection with the spin-off, we borrowed an aggregate principal amount of $1.035 billion under the CMBS Facility. The proceeds from the CMBS Facility were used to facilitate the repayment of existing debt. Accordingly, our total debt outstanding for the nine month period in 2018 was approximately $44 million higher than the similar period in 2017. The interest rate on the CMBS Facility is one-month LIBOR plus 2.75 percent per annum through the initial period. The interest rate on our 2017 debt was LIBOR plus 2.75 percent. For the period prior to the securitization of the CMBS Facility, we incurred additional interest expense of $2 million. Additionally, on May 30, 2018, we borrowed $25 million under our Revolving Facility at a rate of one-month LIBOR plus 4.50 percent per annum, which was repaid on August 2, 2018. The deferred financing costs related to the CMBS Facility and Revolving Facility are being amortized over their initial term, which is a shorter period than the prior debt instruments, and accordingly are approximately $5 million higher than the same period in 2017. Additionally, distributions on our preferred stock classified as interest expense were approximately $1 million for the nine months ended September 2018. The increase in interest expense was primarily due to these changes in the structure of the debt facilities.

	Nine Months Ended September 30,		Percent change
	2018	2017	2018 vs. 2017
Other income, net	$6	$2	NM

The increase of $4 million was primarily due to recognition of the gain from the settlement of our interest rate swap and proceeds from business interruption insurance proceeds, which are recorded as income as

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

collected. Accordingly, there is a gap between the timing of the lost revenue and the recording of business interruption income.

	Nine Months Ended September 30,		Percent change
	2018	2017	2018 vs. 2017
Loss on extinguishment of debt	$(10)	$—	NM

Loss on extinguishment of debt totaled $10 million for the nine months ended September 30, 2018 and was attributable to the early repayment of LQH’s Term Facility.

	Nine Months Ended September 30,		Percent change
	2018	2017	2018 vs. 2017
Income tax expense	$(6)	$(28)	(78.6)

The decrease in income tax expense of $22 million is primarily the result of our intent to be taxable as a REIT, which effectively eliminates federal and state income taxes for that portion of our operations. Our income tax expense for the nine months ended September 30, 2018 is primarily attributable to our TRS.

Significant Balance Sheet Fluctuations

The discussion below relates to significant fluctuations and activity in certain line items of our consolidated balance sheets from December 31, 2017 to September 30, 2018.

Total real estate increased $2 million for the nine months ended September 30, 2018. During the nine months ended September 30, 2018, we had approximately $119 million in additions to real estate substantially offset by $115 million of depreciation expense in continuing operations.

Other assets increased $19 million for the nine months ended September 30, 2018. The increase was primarily a result of $15 million placed in lenders escrow related to our CMBS Facility.

Assets and liabilities in discontinued operations as of December 31, 2017 were primarily composed of balance sheet items associated with our franchise and management businesses, which on May 30, 2018 were removed in connection with the completion of our spin-off. See Note 3: “Discontinued Operations” included in the notes to the condensed consolidated financial statements elsewhere in this prospectus.

Debt, net increased $18 million for the nine months ended September 30, 2018. The increase was primarily a result of the refinancing of the Term Facility of $1.003 billion and placement of the new CMBS Facility of $1.035 billion, less applicable deferred finance costs related to the new placement.

Deferred tax liabilities decreased $213 million during the nine months ended September 30, 2018. As a result of the spin-off and our intent to be taxed as a REIT, our pre-spin-off deferred tax liabilities were eliminated.

Mandatorily redeemable preferred shares increased $15 million for the nine months ended September 30, 2018 with the issuance in May 2018 of the Cumulative Redeemable Series A Preferred Stock.

Dividends Payable increased $12 million for the nine months ended September 30, 2018. This increase is due to the Company’s commencement of quarterly common stock dividend payments subsequent to the spin-off. The Company declared a common stock dividend of $0.20 per share in the third quarter of 2018 which was paid on October 15, 2018.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Year ended December 31, 2017 compared with year ended December 31, 2016

The following table presents our overall operating performance for the year ended December 31, 2017 and 2016, including the amount and percentage change in these results between the periods:

	Year Ended December 31,		Increase/(Decrease)
(in millions)	2017	2016	$ change	% change
REVENUES:
Rooms	$820	$855	$(35)	(4.1)
Other	16	16	—	—

Total Revenues	836	871	(35)	(4.0)
OPERATING EXPENSES:
Rooms	353	344	9	2.6
Other departmental and support	120	122	(2)	(1.6)
Property tax, insurance and other	56	63	(7)	(11.1)
Corporate general and administrative	76	54	22	40.7
Depreciation and amortization	140	139	1	0.7
Casualty and impairment loss, net	3	107	(104)	(97.2)
Gain on sales	(4)	(5)	1	(20.0)

Total Operating Expenses	744	824	(80)	(9.8)

Operating Income	92	47	45	100.0
OTHER INCOME (EXPENSES):
Interest expense	(49)	(48)	(1)	2.1
Other income, net	1	2	(1)	(50.0)

Total Other Expenses, net	(48)	(46)	(2)	4.3

Income (Loss) from Continuing Operations Before Income Taxes	44	1	43	NM (1)
Income tax benefit	109	2	107	NM (1)

Income from Continuing Operations, net of tax	153	3	150	NM (1)
Income (loss) from Discontinued Operations, net of tax	(1)	(4)	3	NM (1)

Net Income (loss) attributable to CorePoint Lodging stockholders	$152	$(1)	$153	NM (1)

(1)	Fluctuation in terms of percentage change is not meaningful.

Revenues

Room revenues at our hotels for the years ended December 31, 2017 and 2016 totaled $820 million and $855 million, respectively. The decrease of $35 million, or 4.1 percent, was primarily due to a decrease in the number of available rooms due to damage caused by hurricanes in the third quarter of 2017 and also driven by the sale of three hotels between the periods. RevPAR at our comparable hotels increased 0.2 percent for the year ended December 31, 2017 over the prior year period. The increase in RevPAR was driven by an increase in ADR of 1.1 percent, offset slightly by a decrease in occupancy of 58 basis points. Excluding the impact of the hotels impacted by the hurricanes and those undergoing significant renovation as part of the repositioning effort, comparable RevPAR increased 2.6 percent for the year ended December 31, 2017.

Other hotel revenues for each of the years ended December 31, 2017 and 2016 totaled $16 million. These revenues represent revenue generated by the incidental support of operations at our hotels, including charges to guests for vending commissions, meeting and banquet room revenue, and other rental income from operating leases associated with leasing space for restaurants or other retail sites, billboards and cell towers.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Operating expenses

	Year Ended December 31,		Percent change
(in millions)	2017	2016	2017 vs. 2016
Rooms	$353	$344	2.6

Rooms expense for our hotels totaled $353 million and $344 million for the years ended December 31, 2017 and 2016, respectively, resulting in an increase of $9 million. The variance in rooms expenses was primarily caused by increases in payroll (including salaries and hourly wages) and benefits, contract labor due to difficulty in hiring and travel agency commission costs due to increased volume driven through third party online travel agencies. These increases were partially offset by a decrease in expense caused by five fewer hotels in the hotel portfolio at December 31, 2017 in comparison to the hotels owned at December 31, 2016.

	Year Ended December 31,		Percent change
(in millions)	2017	2016	2017 vs. 2016
Other departmental and support	$120	$122	(1.6)

Other departmental and support expense for our hotels totaled $120 million and $122 million, for the years ended December 31, 2017 and 2016, respectively, resulting in a decrease of $2 million. The variance was a primarily a result of decreased utility costs, repairs and maintenance expenses, which were primarily caused by five fewer hotels in the hotel portfolio at December 31, 2017 in comparison to the hotels owned at December 31, 2016, and uninsured losses. These decreases were partially offset by increases in ancillary hotel costs.

	Year Ended December 31,		Percent change
(in millions)	2017	2016	2017 vs. 2016
Property tax, insurance and other	$56	$63	(11.1)

Property tax, insurance and other expense for our hotels totaled $56 million and $63 million, for the years ended December 31, 2017 and 2016, respectively, resulting in a decrease of $7 million. The decrease in property tax, insurance and other expense was primarily due to lower insurance expense recorded in 2017 resulting from prior years estimated insurance loss reserve adjustment. Additionally, property taxes increased period over period due to higher property tax valuations.

	Year Ended December 31,		Percent change
(in millions)	2017	2016	2017 vs. 2016
Corporate general and administrative	$76	$54	40.7

Corporate general and administrative expenses for our hotels totaled $76 million and $54 million, for the years ended December 31 2017 and 2016, respectively, resulting in an increase of $22 million. The increase in corporate general and administrative expenses were primarily the result of increased transition costs and other non-recurring costs associated with establishing CorePoint Lodging as an independent, publicly traded company.

	Year Ended December 31,		Percent change
(in millions)	2017	2016	2017 vs. 2016
Depreciation and amortization	$140	$139	0.7

Depreciation and amortization expense for our hotels totaled $140 million and $139 million for the years ended December 31, 2017 and 2016, respectively. The increase of $1 million was primarily the result of

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

additional depreciation on certain assets in 2017 driven by an increase in capital expenditures between December 31, 2017 and December 31, 2016.

	Year Ended December 31,		Percent change
(in millions)	2017	2016	2017 vs. 2016
Casualty and impairment loss, net	$3	$107	(97.2)

Casualty and impairment loss, net for our hotels totaled $3 million and $107 million for the years ended December 31, 2017 and 2016, respectively, resulting in a decrease of $104 million. The decrease in casualty and impairment loss, net was primarily due to impairment expense in 2016.

During 2017, we determined that the long-lived assets associated with one of our hotels were partially impaired due to economic conditions and we recorded an impairment charge of $1 million. Subsequently in 2017, we entered into an agreement to sell this hotel and recorded an additional impairment charge of approximately $0.2 million to adjust the value of these assets to fair value, less estimated transaction costs.

During 2016, we entered into agreements to sell 11 of our hotels for approximately $62 million. In connection with the sale agreements, we recorded an impairment charge of $19 million to adjust the value of these assets to their fair value, less transaction costs. We recorded $1 million of additional impairment for hotels included in assets held for sale as of December 31, 2015. Furthermore, we identified two hotels for which it was determined that the carrying amount would not be recoverable due to changes in market and economic conditions. We recorded impairment charges of $4 million related to these properties.

Additionally, during 2016, as part of the strategic review of our hotel portfolio, approximately 50 hotels were identified as possible candidates for sale in the near-term. After considering the reduced estimated holding period for these hotels, we determined that the estimated cash flows were less than the carrying value of these certain hotels and therefore we reduced the carrying values to their estimated fair value. This resulted in an impairment charge of approximately $80 million.

	Year Ended December 31,		Percent change
(in millions)	2017	2016	2017 vs. 2016
Gain on sales	$(4)	$(5)	(20.0)

During the year ended December 31, 2017, we sold five of our hotels and a restaurant parcel for a gain of approximately $4 million. Four of these hotels were identified as held for sale in 2016 and included in assets held for sale as of December 31, 2016. One additional property was classified as held for sale in the first quarter of 2017 with the sale closing in the fourth quarter of 2017.

During the year ended December 31, 2016, we sold 19 of our hotels for a gain of approximately $5 million. Of this group of hotels, 13 hotels were from the 24 hotels marked as held for sale in the third quarter of 2015.

Non-operating Income (Expenses)

	Year Ended December 31,		Percent change
(in millions)	2017	2016	2017 vs. 2016
Interest expense	$(49)	$(48)	2.1
Other income (expense), net	$1	$2	(50.0)
Income tax benefit	$109	$2	NM	(1)

(1)	Fluctuation in terms of percentage change is not meaningful.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Interest expense totaled $49 million and $48 million for the years ended December 31, 2017 and 2016, respectively. The increase of 2.1 percent was driven primarily by an increase in our interest rate, which is based on LIBOR. The increase was partially offset by a decrease in our principal balance of our term loan facility with the application of mandatory payments made each quarter.

Other income, net, totaled $1 million and $2 million for the year ended December 31, 2017 and 2016, respectively. The decrease of $1 million was primarily due to a decrease in the amount of business interruption proceeds we received.

We compute our income tax expense on a quarterly basis by applying the estimated annual effective tax rate to results from continuing operations and taxable income. The decrease is primarily due to provisional amounts recorded for the re-measurement of U.S. deferred tax assets and liabilities at lower enacted corporate tax rates with adjustments to our deferred tax liabilities on fixed assets being the most substantial. The provisional deferred tax benefit is partially offset by costs relating to the spin-off of our franchise and management business from our owned real estate assets that are deductible for income tax purposes.

Year ended December 31, 2016 compared with year ended December 31, 2015

The following table presents our overall operating performance for the year ended December 31, 2016 and 2015, including the amount and percentage change in these results between the periods:

	Year Ended December 31,		Increase/(Decrease)
(in millions)	2016	2015	$ change	% change
REVENUES:
Rooms	$855	$887	$(32)	(3.6)
Other	16	16	—	—

Total Revenues	871	903	(32)	(4)
OPERATING EXPENSES:
Rooms	344	333	11	3.3
Other departmental and support	122	127	(5)	(3.9)
Property tax, insurance and other	63	64	(1)	(1.6)
Corporate general and administrative	54	66	(12)	(18.2)
Depreciation and amortization	139	158	(19)	(12.0)

Casualty and impairment loss, net	107	52	55	NM (1)
(Gain) loss on sales	(5)	4	(9)	NM (1)

Total Operating Expenses	824	804	20	2.5

Operating Income	47	99	(52)	(52.5)
OTHER INCOME (EXPENSES):
Interest expense	(48)	(51)	3	(5.9)
Other income, net	2	8	(6)	(75.0)

Total Other Expenses, net	(46)	(43)	(3)	7.0

Income from Continuing Operations Before Income Taxes	1	56	(55)	(98.2)
Income tax benefit	2	(25)	27	NM (1)

Income from Continuing Operations, net of tax	3	31	(28)	(90.3)
Loss from Discontinued Operations, net of tax	(4)	(5)	1	(20.0)

Net Income (loss) attributable to CorePoint Lodging stockholders	$(1)	$26	$(27)	NM (1)

(1)	Fluctuation in terms of percentage change is not meaningful.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Revenues

Room revenues at our hotels for the years ended December 31, 2016 and 2015 totaled $855 million and $887 million, respectively. The decrease of $32 million, or 3.6 percent, was primarily driven by a decrease of 19 hotels in the hotel portfolio in comparison to the hotels owned at December 31, 2015 and a decrease in RevPAR at our comparable hotels of 0.7 percent, which was due to a decrease in occupancy of 185 basis points, partially offset by an increase in ADR of 2.1 percent. The declines in occupancy and RevPAR are primarily a result of a slowing of demand affecting the hotel industry as a whole, including influences from both corporate transient and leisure travel. In addition, occupancy has declined due to challenges in specific markets, including significant challenges in markets defined by STR as “oil tracts”, resulting from the significant and prolonged pullback in oil and gas production. RevPAR in these oil tracts significantly worsened throughout the second half of 2015 and into 2016, causing significant negative comparisons to the prior year period, although such comparisons began to moderate throughout 2016.

Other hotel revenues for each of the years ended December 31, 2016 and 2015 totaled $16 million. These revenues represent revenue generated by the incidental support of operations at our hotels, including charges to guests for vending commissions, meeting and banquet room revenue, and other rental income from operating leases associated with leasing space for restaurants or other retail sites, billboards and cell towers.

Operating expenses

	Year Ended December 31,		Percent change
(in millions)	2016	2015	2016 vs. 2015
Rooms	$344	$333	3.3

Rooms expense for our hotels totaled $344 million and $333 million for the years ended December 31, 2016 and 2015, respectively, resulting in an increase of $11 million. The variance in rooms expenses was primarily caused by increases in payroll (including salaries and hourly wages) and benefits, travel agency commission costs due to increased volume driven through third party online travel agencies and contract labor due to difficulty in hiring. These expense increases were partially offset by decreases in costs related to operating 19 fewer hotels in the owned hotel portfolio in comparison to the hotels in the portfolio at December 31, 2015.

	Year Ended December 31,		Percent change
(in millions)	2016	2015	2016 vs. 2015
Other departmental and support	$122	$127	(3.9)

Other departmental and support expense for our hotels totaled $122 million and $127 million, for the years ended December 31, 2016 and 2015, respectively, resulting in a decrease of $5 million. The variance was related to operating 19 fewer hotels in the hotel portfolio in comparison to the hotels in the portfolio at December 31, 2015 as a result of asset sales, and a decrease in utility costs, including electricity and natural gas resulting from mild weather in 2016. The decrease was also a result of decreased ancillary hotel expenses, repairs and maintenance expenses, and uninsured losses.

	Year Ended December 31,		Percent change
(in millions)	2016	2015	2016 vs. 2015
Property tax, insurance and other	$63	$64	(1.6)

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Property tax, insurance and other expense for our hotels totaled $63 million and $64 million, for the years ended December 31, 2016 and 2015, respectively, resulting in a decrease of $1 million. The decrease in other property-level expense was primarily due to lower insurance expense and lower property tax expense.

	Year Ended December 31,		Percent change
(in millions)	2016	2015	2016 vs. 2015
Corporate general and administrative	$54	$66	(18.2)

Corporate general and administrative expenses for our hotels totaled $54 million and $66 million, for the years ended December 31, 2016 and 2015, respectively, resulting in a decrease of $12 million. For the year ended December 31, 2015 general and administrative expenses included equity based compensation expense of $6 million related to the shares of common stock and restricted stock received in exchange for long-term incentive ownership units held by certain members of the Company’s management in connection with our IPO. Additionally, for the year ended December 31, 2015 general and administrative expenses included $8 million in cash and $3 million in non-cash charges related to the departure of our former CEO. The corporate bonus for the year ended December 31, 2015 excluded corporate bonus expense for the CEO. Also, in 2015, we incurred professional services fees related to a secondary offering of our common stock that did not recur in 2016. Excluding these charges in the year ended December 31, 2015, general and administrative expenses increased for the year ended December 31, 2016 compared to the prior year, primarily as a result of increases in corporate bonus, stock based compensation for new grants, salaries and benefits, legal fees, severance costs and additional purchased services.

	Year Ended December 31,		Percent change
(in millions)	2016	2015	2016 vs. 2015
Depreciation and amortization	$139	$158	(12.0)

Depreciation and amortization expense for our hotels totaled $139 million and $158 million for the years ended December 31, 2016 and 2015, respectively. The decrease of $19 million was primarily the result of the suspension of depreciation for assets placed into held for sale status, as well as from the sale of 19 hotels in the owned hotel portfolio during 2016. This decrease was partially offset by a $52 million increase in capital expenditures between December 31, 2015 and December 31, 2016, which drove additional depreciation on certain owned assets in 2016.

	Year Ended December 31,		Percent change
(in millions)	2016	2015	2016 vs. 2015
Casualty and impairment loss, net	$107	$52	NM	(1)

(1)	Fluctuation in terms of percentage change is not meaningful.

Casualty and impairment loss, net for our hotels totaled $107 million and $52 million for the years ended December 31, 2016 and 2015, respectively, resulting in an increase of $55 million. This increase was primarily due to an increase in impairment expense.

During 2016, we entered into agreements to sell 11 of our owned hotels for approximately $62 million. In connection with the sale agreements, we recorded an impairment charge of $19 million to adjust the value of these assets to their fair value, less transaction costs. We recorded $1 million of additional impairment for hotels included in assets held for sale as of December 31, 2015. Furthermore, we identified two hotels for which it was determined that the carrying amount would not be recoverable due to changes in market and economic conditions. We recorded impairment charges of approximately $4 million related to these properties.

Additionally, during 2016, as part of the strategic review of our hotel portfolio, approximately 50 hotels were identified as candidates for sale in the near-term. After considering the reduced estimated holding period for these hotels, we determined that the estimated cash flows were less than the carrying value of these certain hotels

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

and therefore we reduced the carrying values to their estimated fair value. This resulted in an impairment charge of approximately $80 million.

In 2015, the Company entered into discussions for the sale of 24 of its hotels. Due to the potential reduced holding period of these assets, the Company recorded an impairment charge of $43 million for the year ended December 31, 2015 to adjust the value of these assets to their estimated fair value. Additionally, during 2015, the Company entered into discussions to sell a restaurant parcel. Due to the potential reduced holding period of this restaurant asset, the Company recorded an impairment charge of $2 million to adjust the value of this asset to its estimated fair value. In the fourth quarter of 2015, we identified a hotel where it became more likely than not that the carrying amount would not be recoverable due to a change in market and economic conditions. As a result, we recorded an impairment charge of $5 million to adjust the carrying value of this hotel to its estimated fair value.

The increase in other was also the result of an approximately $1 million increase in loss due to natural disasters as compared to the year ended December 31, 2016.

	Year Ended December 31,		Percent change
(in millions)	2016	2015	2016 vs. 2015
(Gain) loss on sales	$(5)	$4	NM	(1)

(1)	Fluctuation in terms of percentage change is not meaningful.

During the year ended December 31, 2016 we sold 19 of our hotels for a gain of approximately $5 million. Of this group of hotels, 13 hotels were from the 24 hotels marked as held for sale in third quarter of 2015.

During the year ended December 31, 2015, we sold one of our hotels for a loss of approximately $4 million. We sold 11 hotels from the 24 hotels marked as held for sale in the third quarter of 2015, with no gain or loss on the close of the transactions. Additionally, during 2015, we sold a restaurant parcel for a loss on sale of $0.1 million.

Non-operating Income (Expenses)

	Year Ended December 31,		Percent change
(in millions)	2016	2015	2016 vs. 2015
Interest expense	$(48)	$(51)	(5.9)
Other income (expense), net	$2	$8	(75.0)
Income tax (expense) benefit	$2	$(25)	NM (1)

(1)	Fluctuation in terms of percentage change is not meaningful.

Interest expense, net, totaled $48 million and $51 million for the years ended December 31, 2016 and 2015, respectively. The decrease of $3 million, or 5.9 percent, was driven by the reduction in the principal balance of our term loan facility with the application of the voluntary prepayments in 2015, and the realization of a 25 basis point reduction in the applicable interest rate when the Company achieved a net leverage ratio of less than or equal to 4.50 to 1.00 during the third quarter of 2015.

Other income, net, totaled $2 million and $8 million for the year ended December 31, 2016 and 2015, respectively. The decrease of $6 million is primarily related to a 2015 settlement for business interruption caused by the Deepwater Horizon oil spill in the Gulf of Mexico.

We compute our income tax expense on a quarterly basis by applying the estimated annual effective tax rate to results from continuing operations and taxable income. The decrease of $27 million is primarily related to a decrease in income from operations.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Liquidity and Capital Resources

Overview

As of September 30, 2018, we had total cash and cash equivalents of $64 million. Our known liquidity requirements primarily consist of funds necessary to pay for operating expenses and other expenditures, including corporate expenses, taxes, payroll and related benefits, legal costs, operating costs associated with the operation of hotels, interest and scheduled principal payments on our outstanding indebtedness, potential payments related to our interest rate caps, capital expenditures for renovations and maintenance at our hotels, costs associated with our spin-off and the merger, quarterly dividend distributions, and other purchase commitments.

We finance our short-term business activities primarily with existing cash and cash generated from our operations. We believe that this cash will be adequate to meet anticipated requirements for operating expenses and other expenditures, including corporate expenses, payroll and related benefits, legal costs and purchase commitments for the foreseeable future. The objectives of our cash management policy are to maintain the availability of liquidity and minimize operational costs.

In connection with the completion of the spin-off, the Company raised approximately $1 billion dollars in long-term debt and preferred stock. These financings were used to retire debt incurred prior to the spin-off and to provide access to additional capital for our future operations. We believe that these long-term financings, plus our potential access to other debt and equity capital as a publicly traded REIT will allow us to fund our long-term strategic initiatives.

As market conditions warrant and subject to liquidity requirements, contractual restrictions and other factors, we, our affiliates and/or our major stockholders and their respective affiliates may from time to time purchase our outstanding equity securities and/or debt through open market purchases, privately negotiated transactions or otherwise. Any amounts involved may be material.

In connection with the spin-off and merger, the parties agreed to set aside $240 million as a reserve amount to pay certain taxes that will be due as a result of the spin-off and related transactions. CorePoint and its tax advisors are continuing their work to finalize the calculations. We do not believe the eventual finalization will have a material effect on our liquidity.

The following tables summarize our net cash flows for the nine months ended September 30, 2018 and the years ended December 31, 2017, 2016 and 2015 ($ in millions):

	For the Nine Months Ended September 30,		Percent Change
(in millions)	2018	2017	2018 vs. 2017
Net cash provided by operating activities	$68	$159	(57.2)
Net cash used in investing activities	(131)	(126)	(4.0)
Net cash used in financing activities	(14)	(14)	—

	For the Year Ended December 31,			Percent Change
(in millions)	2017	2016	2015	2017 vs. 2016	2016 vs. 2015
Net cash provided by operating activities	$182	$264	$284	(31.1)	(7.0)
Net cash used in investing activities	(181)	(70)	(48)	NM (1)	45.8
Net cash provided by (used in) financing activities	(21)	(120)	(259)	(83)	(54)

(1)	Fluctuation in terms of percentage change is not meaningful

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Operating activities

Net cash provided by operating activities was $68 million for the nine months ended September 30, 2018, compared to $159 million for the nine months ended September 30, 2017. The $91 million decrease was primarily driven by higher management and royalty fees, increased corporate general and administration expenses related to the completion of the spin-off and the other operating results discussed above. This decrease also includes the effects of timing differences in our various working capital components including other assets, accrued payroll and employee benefits and other liabilities.

Net cash provided by operating activities was $182 million for the year ended December 31, 2017, compared to $264 million for the year ended December 31, 2016. The $82 million decrease was primarily driven by decreased operating income prior to the reduction for equity based compensation and the impairment loss. The change period over period also includes the effects of timing in our various working capital components including other current assets, accrued payroll and employee benefits.

Net cash provided by operating activities was $264 million for the year ended December 31, 2016, compared to $284 million for the year ended December 31, 2015. The $20 million decrease was primarily driven by decreased operating income prior to the reduction for equity based compensation and the impairment loss. The change period over period also includes the effects of timing in our various working capital components including accounts receivable and accrued expenses and other liabilities.

Investing activities

Net cash used in investing activities during the nine months ended September 30, 2018 was $131 million, compared to $126 million for the nine months ended September 30, 2017. The $5 million increase in cash used in investing activities was primarily attributable to a $22 million decrease in proceeds from the sale of real estate and the $15 million lender escrow payment related to our new financings, partially offset by a $20 million decrease in capital expenditures and an $11 million increase in insurance proceeds from casualty claims. The change in proceeds from the sale of real estate related to four hotel sales for the nine months ended September 30, 2017, compared to two smaller sales during the comparable period in 2018. As of September 30, 2018, we have identified one hotel held for sale with a carrying value of approximately $3 million. Approximately $80 million of our capital expenditures for the nine months ended September 30, 2018 related to repositioning and casualty replacements. As these projects are completed, we expect our total capital expenditures to decrease.

Net cash used in investing activities during the year ended December 31, 2017 was $181 million, compared to $70 million during the year ended December 31, 2016. The $111 million increase in cash used in investing activities was primarily due to an increase of $74 million of capital expenditures driven by increased renovations of our hotels and a decrease of $38 million in proceeds from the sale of assets during 2017 as compared to 2016.

Net cash used in investing activities during the year ended December 31, 2016 was $70 million, compared to $48 million during the year ended December 31, 2015. The $22 million increase in cash used in investing activities was primarily attributable to an increase of $52 million of capital expenditures driven by increased renovations of our hotels and an increase in proceeds from the sale of assets during 2016 as compared to 2015.

Financing activities

Net cash used in financing activities during the nine months ended September 30, 2018 and 2017 was $14 million. The cash used in financing activities during the nine months ended September 30, 2018 was primarily attributable to the financing activity associated with the spin-off, including payment to LQH of $23 million related to the spin-off and issuance of the mandatorily redeemable preferred shares of $15 million.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Net cash used in financing activities during the year ended December 31, 2017 was $21 million, compared to $120 million during the year ended December 31, 2016. The $99 million decrease in cash used in financing activities was primarily attributable to share repurchases in the prior year.

Net cash used in financing activities during the year ended December 31, 2016 was $120 million, compared to $259 million during the year ended December 31, 2015. The $139 million decrease in cash used in financing activities was primarily attributable to prior period voluntary principal payments of long-term debt totaling $135.0 million.

Discontinued Operations

Effective with the closing of the spin-off on May 30, 2018, the results of operations related to the hotel franchise and hotel management business are reported as discontinued operations for all periods presented. In addition, the assets and liabilities of the hotel franchise and hotel management business have been segregated from the assets and liabilities related to the Company’s continuing operations and presented separately on the Company’s comparative balance sheet as of December 31, 2017.

In connection with the spin-off, CorePoint made a cash payment to LQH Parent of approximately $1 billion (the “Cash Payment”) immediately prior to and as a condition of the spin-off. The Cash Payment was to facilitate the repayment of part of LQH Parent’s existing debt. In addition, simultaneously with the closing of the merger, Wyndham Worldwide repaid, or caused to be repaid, on behalf of LQH Parent, LQH Parent’s Term Facility.

Other than as specifically discussed in this section, we do not expect these discontinued operations to have a significant impact on our future liquidity.

Capital expenditures

During the nine months ended September 30, 2018 and 2017, we made capital expenditures of approximately $138 million and $158 million, respectively. A substantial portion of these expenditures related to our repositioning and casualty replacements. Approximately $40 million of our 2018 activity related to recurring hotel operations.

During the year ended December 31, 2017, 2016 and 2015, we made capital expenditures of approximately $218 million, $144 million, and $92 million, respectively.

As of September 30, 2018, we had outstanding commitments under capital expenditure contracts of approximately $13 million related to certain continuing redevelopment and renovation projects, casualty replacements and information technology enhancements. If cancellation of a contract occurred, our commitment would be any costs incurred up to the cancellation date, in addition to any costs associated with the discharge of the contract. We expect to meet these obligations from our operations, insurance claim reimbursements or other funds available to us.

Debt

Simultaneously with the closing of the merger, Wyndham Worldwide repaid, or caused to be repaid, on behalf of LQH Parent, LQH Parent’s existing debt balance.

In addition, in connection with the spin-off and merger, on May 30, 2018, the CorePoint CMBS Borrowers, the Operating Lessee and CorePoint OP entered into the CMBS Loan Agreement, pursuant to which the CorePoint CMBS Borrowers borrowed an aggregate principal amount of $1.035 billion under the CMBS Facility. The CMBS Facility has an initial term of two years, with five extension options of twelve months each exercisable at the CorePoint CMBS Borrowers’ election provided that the CorePoint CMBS Borrowers provide

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Lender at least 30 days’, but not more than 120 days’, notice, there is no event of default existing as of the commencement of the applicable extension period and the CorePoint CMBS Borrowers either extend the current interest rate cap or purchase a new interest rate cap covering the extension period at a strike price as set forth in the CMBS Loan Agreement.

So long as LIBOR is able to be determined, the CMBS Facility bears interest at a rate equal to the sum of (i) one-month LIBOR (rounded to the nearest 1/1000th of a percent subject to a floor of 0.00%) and (ii) 2.75% per annum for the first 5 years of the term, 2.90% for the 6th year of the term and 3.00% for the 7th year of the term (each such percentage for the relevant time period, the “Spread”). In connection with the securitization of the CMBS Facility, the CMBS Facility was divided into different components with different corresponding spreads (collectively, the “Component Spread”). While as of the closing of the securitization of the CMBS Facility, the weighted average of the Component Spread was equal to the Spread as of the closing of the CMBS Facility, in certain instances the weighted average of the Component Spread may exceed the Spread as of the closing of the CMBS Facility. This is because in connection with certain prepayments, the components will be paid off in sequential order, starting with the component with the lowest Component Spread. As a result, the weighted average of the Component Spread will increase. The CMBS Facility has no scheduled amortization payments.

The CMBS Facility is pre-payable in whole or in part subject to payment of (i) in the case of prepayments (other than in certain enumerated cases) made prior to or on the December 2019 payment date (provided that with respect to any prepayment made after the payment date in November 2019, but prior to the December 2019 payment date, the amount of the spread maintenance payment shall be zero), a spread maintenance premium and in certain cases third party LIBOR breakage costs, and (ii) all accrued interest through the date of prepayment prior to a securitization and through the end of the applicable accrual period following a securitization. Notwithstanding the above, the CorePoint CMBS Borrowers are permitted to prepay the CMBS Facility by an amount not to exceed 20% of the original principal balance of the CMBS Facility, in the aggregate without payment of any spread maintenance premium.

CorePoint OP delivered a customary non-recourse guaranty in connection with the CMBS Facility. Under such guaranty, (i) CorePoint OP will agree to indemnify the lender for certain losses arising out of customary “bad-boy” acts of CorePoint OP and its affiliates, including the CorePoint CMBS Borrowers and (ii) the CMBS Facility will become fully recourse to CorePoint OP upon the occurrence of certain bankruptcy events capped at 10% of the then outstanding principal balance of the CMBS Facility. With respect to environmental matters, the CMBS Facility is recourse to the CorePoint CMBS Borrowers only, provided that the required environmental insurance is delivered to the lender.

The CMBS Facility includes certain customary affirmative and negative covenants and events of default, including, among other things, restrictions on the ability of the CorePoint CMBS Borrowers to incur additional debt and transfer, pledge or assign certain equity interests or its assets, and covenants requiring the CorePoint CMBS Borrowers to exist as “special purpose entities,” maintain certain ongoing reserve funds and comply with other customary obligations for commercial mortgage-backed securities loan financings. As of September 30, 2018, we are in compliance with these covenants.

At the closing of the CMBS Facility, the CorePoint CMBS Borrowers deposited with the lender approximately $15 million in upfront reserves for property improvement and environmental remediation, which funds may be periodically disbursed to the CorePoint CMBS Borrowers throughout the term of the loan to cover such costs. In addition, revenues to be distributed to the CorePoint CMBS Borrowers will be required to be deposited first into a segregated account under the control of the CMBS Facility lender (the “Clearing Account”). All cash in the Clearing Account will be transferred to an account under the control of the Operating Lessee as long as (i) there is no event of default under the loan or (ii) the debt yield for the CMBS Facility (calculated based on the outstanding principal balance of the CMBS Facility) does not fall below (x) 12.33% for the first five years of the CMBS Facility loan term or (y) 12.83% for the sixth and seventh years of the CMBS Facility loan

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

term, in each case for two consecutive calendar quarters. Upon the occurrence and continuation of either (i) or (ii) above, all cash in the Clearing Accounts will be transferred to an account under the control of the lender to be applied to payment of all monthly amounts due under the CMBS Facility loan documents including, but not limited to, debt service for the CMBS Facility and the Revolving Facility, agent fees and expenses, required ongoing reserves, property operating expenses, sales and use taxes and custodial fees. The remaining funds will be deposited into an excess cash flow account, also under the control of the lender, which funds will be available to the CorePoint CMBS Borrowers, provided there is no event of default under the loan for payment of, among other things, various operating expenses and dividends, distributions and redemptions sufficient to maintain certain tax-preferential treatment for the CorePoint CMBS Borrowers.

Also on May 30, 2018, the CorePoint Revolver Borrower and CorePoint OP entered into the Revolver Credit Agreement providing for the $150 million Revolving Facility. The Revolving Facility will mature on May 30, 2020, with an election to extend the maturity for one additional year subject to certain conditions, including that the maturity of the CMBS Facility be extended to a date no earlier than the maturity of the Revolving Facility. Upon consummation of the spin-off, $25 million was drawn on the Revolving Facility and repaid on August 3, 2018.

The interest under the Revolving Facility will be, at the option of the CorePoint Revolver Borrower, either at a base rate plus a margin of 3.50% per annum or a LIBOR rate plus a margin of 4.50% per annum. With respect to base rate loans, interest will be payable at the end of each quarter. With respect to LIBOR loans, interest will be payable at the end of the selected interest period but no less frequently than quarterly. Additionally, there is a commitment fee payable at the end of each quarter equal to 0.50% per annum of unused commitments under the Revolving Facility and customary letter of credit fees.

The Revolving Facility contains customary representations and warranties, affirmative and negative covenants and defaults. The Revolving Facility also contains a maximum total net leverage ratio financial covenant and minimum interest coverage ratio financial covenant, in each case, tested as of the last day of any fiscal quarter in which borrowings under the Revolving Facility and outstanding letters of credit exceed 10% of the aggregate commitments of the Revolving Facility. As of September 30, 2018, we are in compliance with these covenants.

The obligations under the Revolving Facility are unconditionally and irrevocably guaranteed by CorePoint OP, and, subject to certain exceptions, each of the CorePoint Revolver Borrower’s existing and future domestic subsidiaries that own equity interests in any CorePoint CMBS Borrower (collectively, the “Revolver Subsidiary Guarantors”). The CorePoint Revolver Borrower’s obligations under the Revolving Facility and any hedging or cash management obligations are secured by (i) a perfected first-lien pledge of all equity interests in the CorePoint Revolver Borrower, all equity interests in any Revolver Subsidiary Guarantor and, subject to certain exceptions, all equity interests in certain CorePoint CMBS Borrowers and (ii) a perfected first-priority security interest in the CorePoint Revolver Borrower’s conditional controlled deposit account.

In connection with LQH’s internal reorganization prior to the spin-off, the Company issued 15,000 shares of Cumulative Redeemable Series A Preferred Stock, par value $0.01 per share (the “Series A preferred stock”), to La Quinta Intermediate Holdings, L.L.C., a wholly owned subsidiary of LQH Parent. La Quinta Intermediate Holdings, L.L.C. privately sold all of the Series A preferred stock to an unrelated third-party investor immediately prior to the completion of the spin-off.

The Series A preferred stock has an aggregate liquidation preference of $15.0 million, plus any accrued and unpaid dividends thereon. We pay a cash dividend on the Series A preferred stock equal to 13% per annum, payable quarterly. If either our leverage ratio exceeds 7.5 to 1.0 as of the last day of any fiscal quarter, or if an event of default occurs (or has occurred and has not been cured) with respect to the Series A preferred stock, we will be required to pay a cash dividend on the Series A preferred stock equal to 15% per annum. Our dividend rate on the Series A preferred stock will increase to 16.5% per annum if, at any time, we are both in breach of the

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

leverage ratio covenant and an event of default occurs (or has occurred and has not been cured) with respect to the Series A preferred stock. The Series A preferred stock are senior to our common stock with respect to dividends and with respect to dissolution, liquidation or winding up of the Company.

Holders of Series A preferred stock generally have no voting rights. However, without the prior consent of the holders of a majority of the outstanding shares of Series A preferred stock, we are prohibited from (i) issuing any capital stock ranking senior to the Series A preferred stock, (ii) authorizing or issuing any additional shares of Series A preferred stock, (iii) amending our charter in any manner that would adversely affect the Series A preferred stock, or (iv) entering into, amending or altering any provision of any agreement in a manner that could reasonably be expected to be material and adverse to the Series A preferred stock. In addition, the holders of shares of the Series A preferred stock have certain preemptive rights over the issuance of any capital stock ranking on parity with the Series A preferred stock. The holders of the Series A preferred stock also have exclusive voting rights on any amendment to our charter that would alter the contract rights of only the Series A preferred stock. If we are either (a) in arrears on the payment of dividends that were due on the Series A preferred stock on six or more quarterly dividend payment dates, whether or not such dates are consecutive, or (b) in default of our obligations to redeem the preferred stock on the tenth anniversary of its issuance or following a change of control, the preferred shareholders may designate a representative to attend meetings of our board of directors as a non-voting observer until all unpaid preferred stock dividends have either been paid or declared with an amount sufficient for payment set aside for payment, or the shares required to be redeemed have been redeemed, as applicable.

The Series A preferred stock is mandatorily redeemable by us upon the tenth anniversary of the date of issuance. Beginning on the seventh anniversary of the issuance of the Series A preferred stock, we may redeem the outstanding Series A preferred stock for an amount equal to its aggregate liquidation preference, plus any accrued but unpaid dividends. The holders of the Series A preferred stock may also require us to redeem the Series A preferred stock upon a change of control of the Company for an amount equal to its aggregate liquidation preference plus any accrued and unpaid dividends thereon (and a premium if the change of control occurs prior to the seventh anniversary of the issuance of the Series A preferred stock).

If we are unable to generate sufficient cash flow from operations in the future to service our debt, we may be required to reduce capital expenditures or refinance all or a portion of our existing debt. Our ability to make scheduled principal payments and to pay interest on our debt depends on the future performance of our operations, which is subject to general conditions in or affecting the hotel industry that are beyond our control. See “Risk Factors—Risks Related to Our Business and Industry” and “Risk Factors—Risks Related to Our Indebtedness” in this prospectus.

Dividend

As a REIT, we are required to distribute at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gain, to our stockholders on an annual basis. Therefore, as a general matter, it is unlikely that we will be able to retain substantial cash balances that could be used to meet our liquidity needs from our annual taxable income. Instead, we will need to meet these needs from external sources of capital and amounts, if any, by which our cash flow generated from operations exceeds taxable income.

Dividends are authorized at the discretion of our board of directors based on an analysis of our prior performance, market distribution rates of our industry peer group, expectations of performance for future periods, including actual and anticipated operating cash flow, changes in market capitalization rates for investments suitable for our portfolio, capital expenditure needs, dispositions, general financial condition and other factors that our board of directors deems relevant. The board’s decision will be influenced, in part, by its obligation to ensure that we maintain our status as a REIT.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

On August 6, 2018, our Board of Directors authorized and the Company declared a cash dividend of $0.067 per share of common stock with respect to the second quarter of 2018, which represented an anticipated regular quarterly dividend of $0.20 per share of common stock prorated for the period from completion of the spin-off on May 30, 2018 through the last day of the second quarter. The prorated dividend was paid on September 14, 2018 to stockholders of record as of August 30, 2018, with the aggregate cash dividend paid to each stockholder with respect to shares of common stock held by such holder rounded up to the nearest whole cent.

On September 19, 2018, our Board of Directors authorized and the Company declared a cash dividend of $0.20 per share of common stock with respect to the third quarter of 2018. The third quarter dividend was paid on October 15, 2018 to stockholders of record as of October 1, 2018.

On November 5, 2018, our Board of Directors authorized and the Company declared a cash dividend of $0.20 per share of common stock with respect to the fourth quarter of 2018. The fourth quarter dividend will be paid on January 15, 2019 to stockholders of record as of December 31, 2018.

Cash flow from operating activities for the nine months ended September 30, 2018 was $68 million. Such cash flow from operating activities includes payments for our Series A Preferred Stock. The cash common stock dividends noted above related to the third and fourth quarters of 2018 represent a quarterly dividend payment of approximately $12 million, or an annual rate of approximately $48 million. Further, our NAREIT FFO for the three and nine months ended September 30, 2018 was $29 million and $69 million, respectively. Accordingly, we believe our cash flow from operating activities and NAREIT FFO are in excess of our dividends. However, as dividends and other distributions are at the sole discretion of our board of directors there is no assurance of the amount of any future dividends, if any. See “—Key indicators of financial condition and operating performance—Non-GAAP Financial Measures” for additional information regarding our calculation of funds from operations and a reconciliation to GAAP net income.

Contractual obligations

Except as a result of the Financing Transactions and the related impact to interest expense as described above under “—Liquidity and Capital Resources—Debt,” which description is incorporated by reference, there were no significant changes to our contractual obligations since December 31, 2017 and the following tables.

The following table summarizes our combined significant contractual obligations as of December 31, 2017, without giving effect to the Financing Transactions:

(in millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations(1)	$1,708	$18	$35	$1,655	—
Interest on long-term debt(2)	263	82	146	35	—
Operating and ground leases	124	5	9	10	100
Purchase commitments(3)	51	51	—	—	—

Total contractual obligations	$2,146	$156	$190	$1,700	$100

(1)	Long-term debt obligation excludes the deduction of debt issuance costs of $14.4 million and includes the unamortized portion of the original issue discount of $5.3 million.
(2)

For our unhedged variable-rate debt we have assumed a LIBOR floor of 1.0 percent plus a spread of 2.75 percent. For our interest rate swap, we have used the fixed-rate of 2.0311 percent, which includes a 1 percent LIBOR floor.

(3)	Purchase commitments include outstanding commitments under contracts for capital expenditures at certain owned hotels and for information technology enhancements.

In addition to the purchase commitments in the table above, in the normal course of business, we enter into purchase commitments for which we are reimbursed by our franchisees. These obligations have minimal or no impact on our net income and cash flow.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The following table summarizes CorePoint Lodging’s significant contractual obligations as of December 31, 2017, after giving pro forma effect to the Financing Transactions described in “Unaudited Pro Forma Consolidated Financial Statements:”

(in millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations(1)	$1,050	$—	$1,035	$—	$15
Interest on long-term debt(2)	109	47	48	4	10
Ground leases	116	4	6	6	100
Purchase commitments(3)	45	45	—	—	—

Total contractual obligations	$1,320	$96	$1,089	$10	$125

(1)

Long-term debt obligation excludes the deduction of debt issuance costs and includes the mandatorily redeemable preferred stock. The CMBS Facility has an initial maturity of two years, with borrower options to extend the initial maturity date for five successive terms of one year each.

(2)

For our variable-rate debt we have assumed the LIBOR rate of 1.56 percent at December 31, 2017, plus a spread of 2.75 percent. For our mandatorily redeemable preferred stock, we have used the coupon rate of 13%.

(3)	Purchase commitments include outstanding commitments under contracts for capital expenditures.

Off-balance sheet arrangements

We do not have off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and qualitative disclosures about market risk

As of September 30, 2018, we are exposed to market risk primarily from changes in interest rates, which may impact future income, cash flows and fair value of the Company, depending on changes to interest rates. In certain situations, we may seek to reduce cash flow volatility associated with changes in interest rates by entering into financial arrangements intended to provide a hedge against a portion of the risks associated with such volatility. We will continue to have exposure to such risks to the extent they are not hedged. We expect to enter into derivative financial arrangements to the extent they meet the objective described above, or are required by the terms of our debt facilities, and we do not use derivatives for trading or speculative purposes.

Interest rate risk

Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. To achieve the financing objectives, we currently borrow primarily at variable rates with what we believe are the lowest margins available and, in some cases, the ability to convert variable rates to fixed rates either directly or through interest rate hedges. With regard to variable rate financing, we manage interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities, which to date have included interest rate caps.

On May 30, 2018, CorePoint Lodging completed the Financing Transactions. We are exposed to interest rate risk in connection with the CMBS Facility and the Revolving Facility as the interest on each of the CMBS Facility and the Revolving Facility is floating rate based on LIBOR. The interest rate on the CMBS Facility is one-month LIBOR plus 2.75 percent per annum through the initial two year period. The interest rate on the Revolving Facility is one-month LIBOR plus 4.50 percent per annum. In connection with CorePoint Lodging’s entry into the CMBS Loan Agreement, we entered on May 30, 2018 into an interest rate cap agreement with a notional amount of $1.035 billion and a one-month LIBOR interest rate cap of 3.25 percent (compared to one-month LIBOR as of September 30, 2018 of 2.26 percent) that expires on July 15, 2020.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

We are exposed to interest rate changes primarily as a result of our variable rate on our outstanding debt. We quantify our exposure to interest rate risk based on how changes in interest rates affect to our cash interest expense. We consider changes in the one-month LIBOR rate to be most indicative of our interest rate exposure as it is a function of the base rate for our credit facilities and is reasonably correlated to changes in our earnings rate on our cash investments. We consider increases of 0.5 percent to 2.0 percent in the one-month LIBOR rate to be reflective of reasonable changes we may experience in the current interest rate environment. The table below reflects the annual consolidated effect (before any applicable allocation to noncontrolling interest or income tax expense) of an increase in the one-month LIBOR to our cash interest expense related to our significant variable interest rate exposures for our wholly owned assets and liabilities as of September 30, 2018 (amounts in millions, where positive amounts reflect a decrease in cash interest expense and bracketed amounts reflect an increase in cash interest expense):

	Increases in Interest Rates
	2.0%	1.5%	1.0%	0.5%
CMBS Facility	$(21)	$(16)	$(10)	$(5)
Interest rate cap	10	5	—	—

Total	$(11)	$(11)	$(10)	$(5)

Interest rate fluctuations will generally not affect future expenses related to fixed rate debt, unless such instruments are traded or otherwise terminated prior to maturity; however, interest rate changes could affect the fair value of the fixed rate instruments. Our primary fixed rate instrument is our $15 million Series A Preferred Stock, which has a current dividend rate of 13 percent. As discussed in Note 7: “Preferred Stock” in the unaudited condensed consolidated financial statements included elsewhere in this prospectus, the Series A Preferred Stock dividend rate may be adjusted if we exceed certain leverage ratios or an event of default occurs. Such changes in the dividend rate are relatively independent of market interest rate fluctuations.

Refer to Note 8: “Fair Value Measurements” in the unaudited condensed consolidated financial statements included elsewhere in this prospectus for further discussion of the fair value measurements of our financial assets and liabilities.

Critical accounting policies and estimates

The preparation of our financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, the reported amounts of revenues and expenses during the reporting periods and the related disclosures in the consolidated financial statements and accompanying footnotes. We believe that of our significant accounting policies, which are described in Note 2: “Significant Accounting Policies and Recently Issued Accounting Standards” in the audited consolidated financial statements and unaudited condensed consolidated financial statements included elsewhere in this prospectus, the following accounting policies are critical because they involve a higher degree of judgment, and the estimates required to be made were based on assumptions that are inherently uncertain. As a result, these accounting policies could materially affect our financial position, results of operations and related disclosures. On an ongoing basis, we evaluate these estimates and judgments based on historical experiences and various other factors that are believed to reflect the current circumstances. While we believe our estimates, assumptions and judgments are reasonable, they are based on information presently available. Actual results may differ significantly from these estimates due to changes in judgments, assumptions and conditions as a result of unforeseen events or otherwise, which could have a material impact on financial position or results of operations.

Investments in long-lived assets

We review the performance of our long-lived assets, such as property and equipment and intangible assets, for impairment, whenever events or changes in circumstances indicate that the carrying amount of an asset may

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not be recoverable. We also identify properties we intend to sell and properties we intend to hold for use. For each lodging asset or group of assets held for use, we compare the sum of the expected future cash flows (undiscounted and without interest charges) generated by the asset or group of assets with its associated net carrying value. If the net carrying value of the asset or group of assets exceeds expected future cash flows, the excess of the net book value over estimated fair value is charged to impairment loss in the accompanying consolidated statements of operations. Properties held for sale are reported at the lower of their carrying amount of their estimated sales price, less estimated costs to sell.

We estimate fair value primarily using unobservable inputs by (1) calculating the discounted expected future cash flows and (2) calculating expected liquidated sales proceeds, relying on common hotel valuation methods such as multiples of room revenues or per room valuations. Our estimate of fair value of the asset using these unobservable inputs then becomes the new basis of the asset or group of assets and this new basis is then depreciated over the asset’s remaining useful life. We may be subject to impairment charges in the future, in the event that operating results of individual hotel operations are materially different from its forecasts, the economy or the lodging industry weakens or the estimated holding period of a hotel is shortened.

Guest loyalty program

Our guest loyalty program, La Quinta Returns, allows members to earn points primarily based on certain dollars spent at our owned and franchised hotels or via our co-branded credit card. Members may redeem points earned for free night certificates, gift cards, airline miles and a variety of other awards. We account for the economic impact of points earned by accruing an estimate of liability for unredeemed points. The expense related to this estimate includes the cost of administering the program, as well as the incremental cost of the stay at one of its hotels or the value of awards purchased from program partners. We estimate the future redemption obligation based upon historical experience, including an estimate of “breakage” for points that will never be redeemed. The estimate is based on a calculation that includes assumptions for the redemption rate, redemption type (whether for a free night certificate or other award), rate of redemption at our owned hotels versus franchised hotels, and the number of points required per stay. Actual results of the La Quinta Returns program, and the related expense and liability, may vary significantly from our estimates due primarily to variances from assumptions used in the calculation of its obligation for future redemptions and changes in member behavior. These variances are accounted for as changes in estimates and are charged to operations as they become known.

We had approximately $19 million of guest loyalty liability as of December 31, 2017. Changes in the estimates used in developing our breakage rate could result in a material change to our loyalty liability. Currently, a 10% decrease to the breakage estimate used in determining future award redemption obligations would increase our loyalty liability by approximately $3 million.

Insurance programs

Workers’ compensation, automobile and general liability

We maintain a retrospective loss deductible insurance program for workers’ compensation and automobile liability loss exposures, and a self-insured retention program for our commercial general liability loss exposures related to our lodging operations. A transfer of risk to an insurance underwriter is purchased for loss exposures in excess of the deductible and retention limits on both a primary and excess limits basis.

Case loss reserves are established for losses within the insurance and self-insured programs. These individual case reserves are estimates of amounts necessary to settle the claims as of the reporting date. These individual case estimates are based on known facts and interpretations of circumstances and legal standards and include the claims representatives’ expertise and experience with similar cases. These individual estimates change over time as additional facts and information become known.

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On at least a semi-annual basis, we perform a formal review of estimates of the ultimate liability for losses and associated expenses for each coverage component of the casualty insurance program within the deductible and self-insured retention. We engage outside actuaries who perform an analysis of historical development trends of loss frequency and severity in order to project the ultimate liability for losses, including incurred but not reported claims. The outside actuaries utilize various actuarial methods such as the loss triangle technique to derive loss development factors from the actual loss experience, which translate current case reserve value to an ultimate basis by measuring the historical change in valuations over time, which is characteristic of liability losses. Other methods such as “increased limits factors” are utilized for projecting losses and are calculated based on historical experience and represent an average over several years and used to estimate the ultimate loss. We revise our reserve amounts periodically based upon recognized changes in the development factors and trends that affect loss costs and their impact on the actuarial calculation. These estimates are influenced by external factors, including inflation, changes in law, court decisions and changes to regulatory requirements, economic conditions and public attitudes.

Employee healthcare

We maintain a self-insurance program for major medical and hospitalization coverage for our employees and their dependents, which is partially funded by payroll deductions. Payments for major medical and hospitalization to individual participants below specified amounts are self-insured by us. We base our estimate of ultimate liability on trends in claim payment history, historical trends in incurred but not reported incidents and developments in other cost components (such as rising medical costs, projected premium costs and the number of participants). Our liability with respect to employee healthcare reserves is monitored on a periodic basis and adjusted accordingly.

Income taxes

We are subject to income taxes and account for the income taxes using the asset and liability approach for financial accounting and reporting purposes.

For financial reporting purposes, income tax expense or benefit is based on reported financial accounting income or loss before income taxes.

Deferred tax assets and liabilities reflect the temporary differences between assets and liabilities recognized for financial reporting and the analogous amounts recognized for tax purposes using the statutory tax rates expected to be in effect for the year in which the differences are expected to reverse. We evaluate the probability of realizing the future benefits of deferred tax assets and provide a valuation allowance for the portion of any deferred tax assets where the likelihood of realizing an income tax benefit in the future does not meet the more-likely-than-not criteria for recognition.

We recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

On December 22, 2017, the Tax Act was enacted into law and the new legislation contains several key tax provisions that affected us, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. We are required to recognize the effect of the tax law changes in the period of enactment, such as re-measuring our U.S. deferred tax assets and liabilities as well as reassessing the net realizability of our deferred tax assets and liabilities. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Act (“SAB 118”), which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Since the Tax Act was passed late in the fourth quarter of 2017, and ongoing guidance and accounting interpretation is expected

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over the next 12 months, we consider the deferred tax re-measurements and other items to be incomplete due to the forthcoming guidance and our ongoing analysis of final year-end data and tax positions. We expect to complete our analysis within the measurement period in accordance with SAB 118.

See Note 12: “Income Taxes” in the audited consolidated financial statements included elsewhere in this information statement.

Legal contingencies

We are subject to various legal proceedings and claims, the outcomes of which are subject to significant uncertainty. We accrue an estimated amount for a loss contingency if it is probable and the amount of the loss can be reasonably estimated. Significant judgment is required when we evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our consolidated financial statements.

New accounting pronouncements

See Note 2: “Significant Accounting Policies and Recently Issued Accounting Standards” to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for a description of new accounting pronouncements.

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BUSINESS AND PROPERTIES

We believe we are the only publicly traded U.S. lodging REIT focused on owning midscale and upper midscale select-service hotels. As of September 30, 2018, our geographically diverse portfolio consisted of 315 hotels with approximately 40,400 rooms located in 41 U.S. states, with approximately 48% of Pro Forma Hotel Adjusted EBITDAre for the nine months ended September 30, 2018 generated in the high growth markets of Texas, California and Florida. Our hotels provide clean and comfortable guest rooms at affordable prices in convenient locations. Our hotels typically include common areas with amenities such as a great room (including breakfast seating area, lobby with seating area and business center), swimming pool and vending areas and generally offer a complimentary breakfast.

Our hotels are typically well-positioned competitively within their markets, located near major employment centers, airports and transportation corridors. Our hotels are concentrated in markets that historically have exhibited strong hotel room demand growth based on hotel rooms sold in those markets. We believe that the diversification of our portfolio, principally that no single property accounted for more than 3% of our Pro Forma Hotel Adjusted EBITDAre and that our top ten properties accounted for approximately 15% of our Pro Forma Hotel Adjusted EBITDAre, in each case for the nine months ended September 30, 2018, after giving pro forma effect to the consummation of the spin-off and the Financing Transactions, helps protect us from significant disruptions in any single market.

In 2016, we began a plan to invest in 54 of our properties to reposition these assets upward within their local markets to capture additional market share and rate. The scope of these repositioning projects includes, but is not limited to, enhancing guestrooms, expanding public areas and upgrading exterior elements. The repositioning program is substantially funded, and we expect construction related to all but one of these hotel renovations to be complete by the end of 2018. We believe our portfolio continues to present opportunities for strategic value-enhancing investment over time, including the potential for these repositioning projects.

We are focused on generating premium long-term risk-adjusted returns for our stockholders by disciplined capital allocation, maintaining balance sheet strength, proactive asset management and enhancing the value of our properties. For the year ended December 31, 2017, we generated $843 million of revenue and $121 million of net income after giving pro forma effect to the consummation of the spin-off and the Financing Transactions. For the nine months ended September 30, 2018, we generated $665 million of revenue, $39 million of net loss and $150 million of Pro Forma Adjusted EBITDAre after giving pro forma effect to the consummation of the spin-off and the Financing Transactions. We believe CorePoint has embedded growth opportunities that exist within the portfolio from the repositioning of select hotels and the reopening of hotels previously closed due to hurricane-related damage, and our strategic focus and unique market position can create an attractive growth and consolidation opportunity in the midscale and upper midscale lodging segments.

We benefit from our long-standing and mutually beneficial relationship with the La Quinta brand, a highly-recognized and successful brand with a 50-year history of owning and operating hotels. We are the largest owner and franchisee of La Quinta-branded hotels, owning approximately 35% of such hotels as of September 30, 2018, and we accounted for approximately 44% of La Quinta’s total franchise fee revenue in 2017 before giving effect to eliminations upon consolidation (calculated using the historical royalty fee of 4.5%). La Quinta’s award-winning and growing loyalty program, La Quinta Returns, had over 15 million total members as of December 31, 2017 and has provided our hotels with a large and growing base of loyal guests (approximately 42% of our room nights sold in 2017). Furthermore, our relationship with La Quinta, as our third-party hotel manager, allows us to benefit from La Quinta’s national, regional and local brand marketing strategy. We believe the La Quinta team within the Wyndham organization has the expertise and track record to effectively manage our hotels to maximize their operating performance and profitability.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and

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We believe the merger of La Quinta with Wyndham following the spin-off has enhanced the benefits we receive from our relationship with the La Quinta brand. Wyndham is the largest hotel franchisor in the world based on number of properties. The addition of La Quinta improved Wyndham’s already strong midscale presence and expanded its reach further into the growing upper midscale segment. The La Quinta Returns loyalty program, with its over 15 million total members, has been combined with the award-winning Wyndham Rewards program, with its approximately 60 million enrolled members (including legacy La Quinta Returns members). We anticipate that some of Wyndham’s existing customers will become La Quinta hotel customers. Cross selling of La Quinta room bookings on Wyndham’s direct channels, such as Wyndham.com and Wyndham’s call center, began on August 1, 2018 with complete integration planned for the first quarter of 2019. We also expect that La Quinta guests and franchisees, including CorePoint Lodging, will benefit from Wyndham’s technology, digital, loyalty and distribution platforms.

Our Competitive Strengths

We believe the following competitive strengths distinguish us from other lodging real estate companies and effectively position us to execute on our business plan and growth strategies:

•

Pure-Play Real Estate Investment Portfolio Focused on the Ownership of Midscale and Upper Midscale Select-Service Hotels. We intend to elect to be taxed as a REIT, effective May 31, 2018, with the filing of our U.S. federal income tax return for the year ending December 31, 2018. Upon the effective date of that election, we believe that we will be the only publicly traded U.S. lodging REIT with a differentiated focus on owning midscale and upper midscale select-service hotels. We believe the midscale and upper midscale select-service lodging segments are attractive segments because they cater to both business and leisure travelers, provide travelers’ most desired amenities and represent an attractive price and value proposition. Midscale and upper midscale select-service hotels have experienced superior demand/supply fundamentals, with an average annual demand growth and supply growth differential of 1.5% from 2013 through 2018, as compared to 0.8% for other segments (which segments include economy, upscale, upper upscale and luxury) over the same period. In addition, RevPAR for the midscale and upper midscale select-service lodging segments grew at 3.2% and 2.2% in 2017, respectively, both of which were faster growth rates than the upscale and upper upscale lodging segments. According to a September 2018 report by CBRE Hotels’ Horizons, growth in RevPAR for the midscale and upper midscale select-service lodging segments is expected to exceed both the upscale and upper upscale lodging segments from 2018 through 2022, with projected compound annual growth rates over such period of 1.5% and 2.4% for midscale and upper midscale, respectively, versus 1.0% for upscale and 0.5% for upper upscale. Based on data provided by STR, we concluded that the midscale and upper midscale select-service lodging segments have experienced less volatility in RevPAR growth than the U.S. lodging market as a whole as measured by standard deviation of annual growth rates since collection of this data began in 1987. In addition, approximately 98% of revenues for midscale and upper midscale hotels is generally generated from high margin room revenues, which has resulted in cash flows in the midscale and upper midscale segments experiencing less volatility over time.

•

Near Term Embedded Growth Opportunities. We believe we are well-positioned to capture near term embedded growth opportunities within our portfolio of hotels. We are working closely with our insurance adjusters and construction staff to bring back online the approximately one percent of our hotel rooms currently out of service due to hurricane damage during the third quarter of 2017. We expect all but one hotel, with approximately 150 hotel rooms, to be operational by the end of 2018. In addition, we believe the capital investments we have made and are currently making in 54 of our other properties will allow us to reposition these assets upward within their local markets to capture additional market share and rate. The repositioning program is substantially funded, and we expect construction related to all but one of these hotel renovations to be complete by the end of 2018.

•	Locations in Markets with Strong Growth Potential. Our hotels are concentrated in markets that have exhibited strong population and employment growth. The following graphic shows the concentration of

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our hotels in markets by hotel demand growth rate, which reflects hotels rooms sold in those markets for the six months ended June 30, 2018 as compared to the same period in 2017:

•

Mutually Beneficial Relationship with La Quinta Brand. We enjoy a strong and mutually beneficial relationship with the La Quinta brand. La Quinta is a highly recognizable brand in the select-service market, established over a 50-year history of owning and operating hotels. La Quinta’s award-winning and growing loyalty program, La Quinta Returns, with over 15 million total members as of December 31, 2017, has historically provided our hotels with a large and growing base of loyal guests, representing approximately 42% of our room nights sold in 2017. The La Quinta team within the Wyndham organization has the experience and expertise managing select-service hotels and knows our hotels well, having managed them for many years. Furthermore, our relationship with La Quinta, as our third-party hotel manager, allows us to benefit from their brand marketing strategy to drive brand awareness, bookings and loyalty.

•

Strategic Relationship with Wyndham. Wyndham, the owner of the La Quinta brand, is the largest hotel franchisor in the world based on number of properties. The addition of La Quinta improved Wyndham’s already strong midscale presence and expanded its reach further into the growing upper midscale segment. The La Quinta Returns loyalty program has been combined with the award-winning Wyndham Rewards program, with its approximately 60 million enrolled members (including legacy La Quinta Returns members). We anticipate that some of Wyndham’s existing customers will become La Quinta hotel customers, and we expect that La Quinta guests and franchisees, including CorePoint Lodging, will benefit from Wyndham’s technology, digital, loyalty and distribution platforms.

•

Highly Experienced Management Team. Our senior management team is led by Keith A. Cline, our President and Chief Executive Officer, John W. Cantele, our Executive Vice President and Chief Operating Officer, and Daniel E. Swanstrom II, our Executive Vice President and Chief Financial Officer.

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Our Business and Growth Strategies

Our objective is to generate premium long-term risk adjusted returns for our stockholders through disciplined capital allocation, maintaining balance sheet strength, proactive asset management and enhancing the value of our properties. We intend to pursue this objective through the following strategies:

•

Disciplined Capital Allocation. As a pure-play lodging REIT focused on the midscale and upper midscale select-service lodging segments, we believe we are well-positioned to be a consolidator given our scale, expected liquidity and balance sheet flexibility and seek to create value through accretive acquisitions if available at an attractive cost of capital. The midscale and upper midscale segments are amongst the largest segments of the lodging industry by property count. In addition, these segments are highly fragmented, with approximately 72% of the properties held by owners with portfolios of 10 properties or less. We believe there is a significant opportunity to acquire hotels from smaller owner-operators with a higher cost of capital. We may implement strategies to develop a disciplined acquisition strategy which would allow us to expand our presence in target markets and further diversify over time, including through the acquisition of hotels that are affiliated with other respected hotel brands and operators.

•

Build and Maintain a Strong and Flexible Balance Sheet. We seek to build and maintain a strong and flexible balance sheet that will have a mix of debt that will provide us with the flexibility to prepay when desired, dispose of assets, pursue our value enhancement strategies within our existing portfolio, support acquisition activity and maintain a sustainable well-covered dividend. Additionally, we expect to reduce our leverage over time, which will provide additional balance sheet flexibility. We will also focus on preserving sufficient liquidity with minimal short-dated debt maturities.

•

Maximizing Hotel Profitability through Proactive Asset Management. We are focused on continually improving the operating performance and profitability of each of our hotels through our proactive asset management. We collaborate with our third-party managers to identify opportunities to increase market share, employ active revenue management strategies and increase our ADR and occupancy, thereby enhancing the operating performance, cash flow and value of each property. Following the spin-off, we are in an improved position to provide oversight that is solely focused on enhancing the performance and profitability of our properties as real estate investments.

•

Identifying and Executing Value Enhancement Opportunities. We have a demonstrated record of identifying and executing on value enhancing opportunities in our properties. As an example, in 2016, we reviewed our hotel portfolio and identified 54 properties that, with the appropriate scope of capital investment and renovation, had the opportunity to be repositioned upwards within their relevant market, which we believed would capture occupancy and additional rate. We expect construction related to all but one of these hotel renovations to be complete by the end of 2018. We also believe a number of additional hotels in our portfolio could benefit from similar repositioning investment in the future. We also may create value through repositioning select hotels across brands or chain scale segments and exploring adaptive reuse opportunities to ensure our assets achieve their highest and best use. Further, we are continually focused on maintaining our properties and adapting to evolving customer preferences by making ongoing capital expenditures that will provide an acceptable return on investment.

Our Properties

Overview

As of September 30, 2018, our portfolio consisted of 315 hotels totaling 40,400 rooms, including one asset held for sale. During 2017, the average occupancy rate for our hotels was 64.9%, and the ADR and RevPAR of our hotels were $85.53 and $55.54, respectively. During the nine months ended September 30, 2018, the average occupancy rate for our hotels was 66.4%, and the ADR and RevPAR of our hotels were $91.02 and $60.42, respectively.

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The following tables provide summary information regarding our portfolio:

Portfolio Summary

	As of
	September 30,		December 31,
	2018	2017	2017	2016	2015
Number of Hotels in Operation
La Quinta Inn & Suites (interior corridor)	181	178	182	180	183
La Quinta Inn & Suites (exterior corridor)	3	3	3	3	3
La Quinta Inns (interior corridor)	41	45	41	46	51
La Quinta Inns (exterior corridor)	89	92	91	93	104
Baymont Inns (exterior corridor)	1	—	—	—	—
Total(1)(2)	315	318	317	322	341

	Nine Months Ended September 30,		Year Ended December 31,
	2018(3)	2017(3)	2017	2016	2015
Occupancy Percentage	66.4%	67.0%	64.9%	65.5%	67.0%
ADR	$91.02	$87.45	$85.53	$84.68	$82.05
RevPAR	$60.42	$58.56	$55.54	$55.44	$54.95

(1)

As of September 30, 2018 and 2017 and December 31, 2017, 2016 and 2015, includes one, three, three, five and 13 hotels, respectively, designated as assets held for sale, which are subject to definitive purchase agreements, respectively.

(2)	Includes 18 properties that are subject to ground leases.
(3)	Includes only the comparable hotel portfolio of 305 hotels of the total 315 hotels owned as of September 30, 2018.

Brand Affiliation

All but one of our hotels currently operates under La Quinta’s highly recognizable select-service hotel brand. We believe our properties derive significant value from their affiliation with the La Quinta brand and benefit from the operational expertise, extensive distribution network, strong commercial engines and additional resources of one of the nation’s fastest growing select-service hotel brands.

We are obligated to re-flag three hotels currently operating under the La Quinta brand due to the completion of nearby competing hotels in La Quinta’s franchisee pipeline. An additional 18 hotels currently operating under the La Quinta brand have been identified as potential conflicting facilities and may, in the future, be re-flagged to operate under another Wyndham brand.

Geographic Diversification

With 315 hotels, including one asset held for sale, located in 41 U.S. states as of September 30, 2018, our hotels are geographically diverse. We own hotels located in approximately two-thirds of STR’s defined market tracks.

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The following pie chart sets forth our Pro Forma Hotel Adjusted EBITDAre by geography for the nine months ended September 30, 2018:

Geography(1)

(1)

Geographic groupings based on: East – CT, MA, MD, ME, NC, NH, NJ, NY, PA, RI, VA, VT; Central – CO, IA, IL, IN, KS, KY, MI, MN, MO, NE, NM, OH, OK, WI, WY; South – AL, AR, GA, LA, MS, SC, TN; West – AZ, NV, UT, WA

Chain Scale

We own hotels primarily in the midscale and upper midscale select-service lodging chain scales, as defined by STR. The following pie chart sets forth our Pro Forma Hotel Adjusted EBITDAre and hotel count by chain scale for the nine months ended September 30, 2018, including one asset held for sale:

Chain Scale

Type of Property Interest

The following table sets forth our properties according to the nature of our real estate interest as of September 30, 2018:

Type of Interest	Number of Properties	Total Rooms
Fee Simple(1)	297	37,621
Ground Lease(2)	18	2,750
Total	315	40,371

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(1)	Includes a La Quinta Inn in New Orleans, Louisiana, which is owned by a joint venture in which we have a controlling interest.
(2)	See “—Our Principal Agreements—Ground Leases” and Note 13: “Third Party Lease Commitments” in our audited consolidated financial statements included elsewhere in this prospectus.

Our Hotels

In 2015, we entered into a definitive purchase and sale agreement for 24 of our hotels, 11 of which were sold in the fourth quarter of 2015 and the remaining 13 of which were sold throughout 2016. In 2016, we began a strategic review of our hotel portfolio whereby we determined whether each property: (i) is appropriately positioned within its market; (ii) should be part of the next phase of incremental renovations; or (iii) should be disposed of. As a result of this ongoing review, we identified a number of additional hotels as possible candidates for sale and entered into agreements to sell six of those hotels, three of which were sold during 2016. Also in 2016, we entered into agreements to sell five additional hotels, three of which were sold during 2016 and two of which were sold subsequent to 2016 year-end. In 2017, four of the hotels placed in held for sale during 2016 were sold for $27.8 million, net of transaction costs, resulting in a gain on sale of $1.3 million. The restaurant parcel, placed in held for sale during 2015, sold for $1.4 million, net of transaction costs, resulting in a gain of on sale of $0.3 million. Additionally, three hotels were classified as assets held for sale during 2017, one of which was sold for $3.4 million, net of transaction costs, resulting in a gain on sale of $2.0 million. Subsequent to December 31, 2017, two hotels were sold for $6.3 million, net of transaction costs.

On an ongoing basis, we evaluate additional capital projects such as accelerating renovation cycles for our hotels, and we will invest in those projects that we believe will provide an appropriate return on capital invested. In 2016, we undertook a review of our hotel portfolio to identify properties that, with the appropriate scope of capital investment and renovation, have the opportunity to re-position upwards within a market, allowing us to capture additional occupancy and rate increases while being measured against new, higher-quality competitive sets. As a result of this review, we identified 54 properties that, with the appropriate scope of capital investment and renovation, have the opportunity to be repositioned upwards within their relevant market, which we believe will capture occupancy and additional rate while being measured against new, higher-quality competitive sets. We may identify additional hotels as part of our ongoing review.

Supplemental Property Information

The following table sets forth certain supplemental information regarding our properties as of December 31, 2017.

Metropolitan Market	State	Inn / Inn and Suites	Date of Construction	Month Acquired	Number of Rooms	Net Investment in Real Estate Property(1)
Birmingham	AL	La Quinta Inn	1987	Sep-04	101	4,956
Birmingham	AL	La Quinta Inn and Suites	1997	May-97	133	10,485
Birmingham	AL	La Quinta Inn and Suites	1996	Dec-96	129	12,071
Huntsville	AL	La Quinta Inn	1985	May-85	130	1,633
Mobile	AL	La Quinta Inn	1979	May-79	122	2,759
Tuscaloosa	AL	La Quinta Inn	1982	May-82	122	2,510
Little Rock	AR	La Quinta Inn and Suites	1990	Sep-04	99	4,338
Little Rock	AR	La Quinta Inn and Suites	1972	May-06	261	9,881
Springdale	AR	La Quinta Inn and Suites	1994	Sep-04	100	5,233
Flagstaff	AZ	La Quinta Inn and Suites	1996	Jun-96	128	14,403
Phoenix	AZ	La Quinta Inn	1982	Dec-82	128	7,247
Phoenix	AZ	La Quinta Inn	1979	Jun-79	146	4,515

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Metropolitan Market	State	Inn / Inn and Suites	Date of Construction	Month Acquired	Number of Rooms	Net Investment in Real Estate Property(1)
Phoenix	AZ	La Quinta Inn	1973	Sep-73	138	2,672
Phoenix	AZ	La Quinta Inn and Suites	1998	Jan-98	125	12,382
Phoenix	AZ	La Quinta Inn and Suites	1998	Feb-98	108	10,592
Phoenix	AZ	La Quinta Inn and Suites	1998	Jun-98	117	13,802
Phoenix	AZ	La Quinta Inn and Suites	1997	Dec-97	107	11,850
Phoenix	AZ	La Quinta Inn and Suites	1996	Dec-96	140	13,616
Tucson	AZ	La Quinta Inn	1977	Jun-77	141	8,479
Tucson	AZ	La Quinta Inn and Suites	1996	Sep-96	143	9,664
Bakersfield	CA	La Quinta Inn	1986	May-86	128	5,089
Fresno	CA	La Quinta Inn	1986	Apr-86	129	6,201
Los Angeles	CA	La Quinta Inn and Suites	1992	Apr-06	129	7,429
Los Angeles	CA	La Quinta Inn and Suites	1987	Nov-87	160	12,317
Los Angeles	CA	La Quinta Inn and Suites	1972	Feb-06	279	27,771
Oakland	CA	La Quinta Inn and Suites	1999	Mar-99	148	5,659
Ontario	CA	La Quinta Inn and Suites	1998	Oct-98	144	20,579
Orange County	CA	La Quinta Inn	1980	Jun-80	160	9,766
Orange County	CA	La Quinta Inn and Suites	1986	Dec-86	148	11,261
Orange County	CA	La Quinta Inn and Suites	1985	Feb-06	181	18,340
Redding	CA	La Quinta Inn and Suites	1965	Aug-93	141	9,185
Sacramento	CA	La Quinta Inn	1985	May-85	129	1,304
Sacramento	CA	La Quinta Inn	1970	Jun-70	168	6,115
Sacramento	CA	La Quinta Inn and Suites	1985	Sep-06	131	13,933
San Diego	CA	La Quinta Inn	1987	Jan-87	105	4,876
San Diego	CA	La Quinta Inn	1987	Apr-87	120	7,759
San Diego	CA	La Quinta Inn	1986	Dec-86	142	7,005
San Francisco	CA	La Quinta Inn	1987	Oct-87	171	14,958
Stockton	CA	La Quinta Inn	1984	Oct-84	151	5,688
Thousand Oaks	CA	La Quinta Inn and Suites	1987	Sep-06	122	8,850
Ventura	CA	La Quinta Inn	1988	Aug-88	142	9,861
Colorado Springs	CO	La Quinta Inn	1985	Nov-85	105	3,417
Colorado Springs	CO	La Quinta Inn and Suites	1998	Apr-98	131	9,062
Denver	CO	La Quinta Inn	1986	May-86	131	5,024
Denver	CO	La Quinta Inn	1986	Jul-86	130	4,338
Denver	CO	La Quinta Inn	1985	Aug-85	129	5,254
Denver	CO	La Quinta Inn	1982	Jul-82	122	4,079
Denver	CO	La Quinta Inn	1980	May-80	107	2,694
Denver	CO	La Quinta Inn	1974	Jun-74	130	6,117
Denver	CO	La Quinta Inn and Suites	1998	Sep-98	168	18,122
Denver	CO	La Quinta Inn and Suites	1998	May-98	128	6,067
Denver	CO	La Quinta Inn and Suites	1997	Apr-97	120	9,914
Denver	CO	La Quinta Inn and Suites	1996	Dec-96	148	9,743
Denver	CO	La Quinta Inn and Suites	1972	Sep-04	134	7,496
Grand Junction	CO	La Quinta Inn and Suites	1998	Feb-98	108	10,351
Pueblo	CO	La Quinta Inn and Suites	1998	May-98	101	6,602
Hartford	CT	La Quinta Inn	1991	Sep-04	104	8,312
New Haven	CT	La Quinta Inn and Suites	1972	Feb-07	152	6,593
New York City	CT	La Quinta Inn and Suites	1975	Feb-07	158	7,122
Ft. Myers	FL	La Quinta Inn	1984	May-84	129	4,487
Ft. Myers	FL	La Quinta Inn and Suites	1986	Sep-06	158	9,435

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Metropolitan Market	State	Inn / Inn and Suites	Date of Construction	Month Acquired	Number of Rooms	Net Investment in Real Estate Property(1)
Gainesville	FL	La Quinta Inn	1989	Jul-89	134	5,752
Jacksonville	FL	La Quinta Inn and Suites	1997	Dec-97	131	11,434
Jacksonville	FL	La Quinta Inn and Suites	1989	Sep-04	99	4,794
Lakeland	FL	La Quinta Inn and Suites	1997	Dec-97	119	11,777
Lakeland	FL	La Quinta Inn and Suites	1996	Oct-04	103	8,649
Melbourne/Titusville	FL	La Quinta Inn and Suites	1995	Oct-04	106	12,440
Miami/Ft. Lauderdale	FL	La Quinta Inn	1988	Sep-04	101	4,598
Miami/Ft. Lauderdale	FL	La Quinta Inn	1986	Oct-86	128	7,819
Miami/Ft. Lauderdale	FL	La Quinta Inn	1986	Aug-86	165	12,396
Miami/Ft. Lauderdale	FL	La Quinta Inn	1968	Jul-06	162	8,726
Miami/Ft. Lauderdale	FL	La Quinta Inn and Suites	1998	Jul-98	143	13,788
Miami/Ft. Lauderdale	FL	La Quinta Inn and Suites	1998	Dec-98	131	13,219
Miami/Ft. Lauderdale	FL	La Quinta Inn and Suites	1998	Jun-98	131	11,511
Miami/Ft. Lauderdale	FL	La Quinta Inn and Suites	1996	Oct-04	107	9,040
Miami/Ft. Lauderdale	FL	La Quinta Inn and Suites	1995	Oct-04	104	8,889
Miami/Ft. Lauderdale	FL	La Quinta Inn and Suites	1994	Apr-06	103	10,681
Miami/Ft. Lauderdale	FL	La Quinta Inn and Suites	1991	Oct-04	152	8,105
Miami/Ft. Lauderdale	FL	La Quinta Inn and Suites	1990	Apr-06	104	11,793
Miami/Ft. Lauderdale	FL	La Quinta Inn and Suites	1989	Apr-06	97	11,924
Miami/Ft. Lauderdale	FL	La Quinta Inn and Suites	1987	Jun-87	145	13,273
Miami/Ft. Lauderdale	FL	La Quinta Inn and Suites	1987	Apr-06	103	9,072
Miami/Ft. Lauderdale	FL	La Quinta Inn and Suites	1987	Mar-06	101	8,379
Miami/Ft. Lauderdale	FL	La Quinta Inn and Suites	1986	Apr-06	79	6,767
Miami/Ft. Lauderdale	FL	La Quinta Inn and Suites	1980	Nov-80	122	9,159
Naples	FL	La Quinta Inn and Suites	1995	Oct-04	103	4,661
Naples	FL	La Quinta Inn and Suites	1989	Apr-06	103	9,256
Ocala	FL	La Quinta Inn and Suites	1998	Jun-98	117	9,404
Orlando	FL	La Quinta Inn	1987	May-87	128	5,971
Orlando	FL	La Quinta Inn and Suites	1999	Apr-99	130	14,609
Orlando	FL	La Quinta Inn and Suites	1999	Aug-99	184	16,040
Orlando	FL	La Quinta Inn and Suites	1998	Aug-98	148	17,246
Orlando	FL	La Quinta Inn and Suites	1998	Jun-98	128	14,556
Orlando	FL	La Quinta Inn and Suites	1988	Sep-04	125	6,943
Panama City	FL	La Quinta Inn and Suites	1998	Jan-98	119	12,413
Pensacola	FL	La Quinta Inn	1985	Feb-85	130	7,205
Sarasota	FL	La Quinta Inn and Suites	1990	Apr-06	102	10,611
Tallahassee	FL	La Quinta Inn	1979	Dec-79	154	6,069
Tampa/St. Petersburg	FL	La Quinta Inn	1986	Aug-86	115	3,749
Tampa/St. Petersburg	FL	La Quinta Inn	1984	Oct-04	144	4,608
Tampa/St. Petersburg	FL	La Quinta Inn	1978	Jun-78	121	6,031
Tampa/St. Petersburg	FL	La Quinta Inn and Suites	1997	Nov-97	128	19,156
Tampa/St. Petersburg	FL	La Quinta Inn and Suites	1997	Dec-97	109	13,013
Tampa/St. Petersburg	FL	La Quinta Inn and Suites	1988	Oct-04	101	3,139
Tampa/St. Petersburg	FL	La Quinta Inn and Suites	1986	Jun-86	118	6,341
Tampa/St. Petersburg	FL	La Quinta Inn and Suites	1985	Sep-04	101	8,761
West Palm Beach	FL	La Quinta Inn	1988	Oct-06	114	6,409
West Palm Beach	FL	La Quinta Inn and Suites	1989	Feb-06	103	8,383
Atlanta	GA	La Quinta Inn	1985	Sep-04	94	6,470
Atlanta	GA	La Quinta Inn and Suites	1998	Oct-98	142	15,021

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Metropolitan Market	State	Inn / Inn and Suites	Date of Construction	Month Acquired	Number of Rooms	Net Investment in Real Estate Property(1)
Atlanta	GA	La Quinta Inn and Suites	1998	Feb-98	119	13,016
Atlanta	GA	La Quinta Inn and Suites	1997	Dec-97	140	10,496
Atlanta	GA	La Quinta Inn and Suites	1997	Sep-97	131	10,702
Atlanta	GA	La Quinta Inn and Suites	1990	Sep-04	101	3,771
Augusta	GA	La Quinta Inn	1985	Apr-85	130	2,913
Brunswick	GA	La Quinta Inn and Suites	1990	Oct-04	99	2,895
Columbus	GA	La Quinta Inn	1980	Jan-80	123	2,434
Columbus	GA	La Quinta Inn and Suites	1985	Sep-04	99	2,160
Macon	GA	La Quinta Inn and Suites	1996	Oct-96	142	10,149
Savannah	GA	La Quinta Inn	1987	Sep-87	119	6,326
Savannah	GA	La Quinta Inn	1982	Sep-82	154	5,362
Savannah	GA	La Quinta Inn and Suites	1986	Sep-04	100	4,491
Des Moines	IA	La Quinta Inn and Suites	1993	Sep-04	102	5,182
Champaign	IL	La Quinta Inn	1982	Feb-82	122	5,153
Chicago	IL	La Quinta Inn	1987	Oct-04	130	6,172
Chicago	IL	La Quinta Inn and Suites	2009	Apr-09	239	46,051
Chicago	IL	La Quinta Inn and Suites	1999	Sep-04	127	5,546
Chicago	IL	La Quinta Inn and Suites	1995	Sep-04	101	4,302
Chicago	IL	La Quinta Inn and Suites	1994	Sep-04	103	5,382
Moline	IL	La Quinta Inn	1975	May-75	125	1,175
Indianapolis	IN	La Quinta Inn	1993	Sep-04	102	6,644
Indianapolis	IN	La Quinta Inn	1986	Sep-04	97	3,096
Indianapolis	IN	La Quinta Inn	1980	Mar-80	121	3,414
Merrillville	IN	La Quinta Inn	1979	Feb-79	121	2,365
Kansas City	KS	La Quinta Inn	1978	May-78	106	3,229
Lexington	KY	La Quinta Inn	1982	Apr-82	129	5,958
Alexandria	LA	La Quinta Inn and Suites	1997	May-97	117	11,919
Baton Rouge	LA	La Quinta Inn	1984	Feb-84	142	3,771
Baton Rouge	LA	La Quinta Inn and Suites	1985	Sep-04	100	5,290
Bossier City	LA	La Quinta Inn	1982	Nov-82	130	7,502
Lafayette	LA	La Quinta Inn	1969	Feb-69	140	2,813
New Orleans	LA	La Quinta Inn	1984	Jul-84	154	5,241
New Orleans(2)	LA	La Quinta Inn	1984	Aug-84	153	293
New Orleans	LA	La Quinta Inn	1970	Jan-70	101	800
New Orleans	LA	La Quinta Inn	1967	Jul-06	172	7,783
New Orleans	LA	La Quinta Inn and Suites	1999	May-99	166	19,276
New Orleans	LA	La Quinta Inn and Suites	1973	Jun-73	198	10,034
Shreveport	LA	La Quinta Inn and Suites	1997	Mar-97	117	10,825
Auburn	MA	La Quinta Inn	1985	Sep-04	100	1,673
Boston	MA	La Quinta Inn and Suites	2000	Dec-04	147	9,463
Boston	MA	La Quinta Inn and Suites	1981	Dec-04	168	10,724
Milford	MA	La Quinta Inn	1989	Dec-04	89	2,458
Baltimore	MD	La Quinta Inn and Suites	1990	Feb-07	130	21,403
Baltimore	MD	La Quinta Inn and Suites	1989	Feb-07	105	16,678
Baltimore	MD	La Quinta Inn and Suites	1987	Feb-07	127	15,080
Portland	ME	La Quinta Inn and Suites	1985	Feb-07	105	9,841
Detroit	MI	La Quinta Inn	1991	Sep-04	100	3,575
Detroit	MI	La Quinta Inn	1987	Sep-04	98	3,664
Detroit	MI	La Quinta Inn and Suites	1997	Oct-04	106	9,476

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Metropolitan Market	State	Inn / Inn and Suites	Date of Construction	Month Acquired	Number of Rooms	Net Investment in Real Estate Property(1)
Minneapolis	MN	La Quinta Inn	1989	Sep-04	187	1,247
Minneapolis	MN	La Quinta Inn and Suites	1980	Jun-06	233	18,853
Columbia	MO	La Quinta Inn and Suites	1988	Oct-04	100	4,072
Kansas City	MO	La Quinta Inn	1991	Sep-04	96	3,271
St. Louis	MO	La Quinta Inn and Suites	1997	Apr-97	131	7,500
Meridian	MS	La Quinta Inn and Suites	1985	Sep-04	101	3,277
Charlotte	NC	La Quinta Inn and Suites	1998	Dec-98	131	5,446
Charlotte	NC	La Quinta Inn and Suites	1986	Oct-06	119	4,837
Greensboro	NC	La Quinta Inn and Suites	1999	Jun-99	131	10,692
Raleigh/Durham	NC	La Quinta Inn and Suites	1999	Mar-99	130	11,797
Raleigh/Durham	NC	La Quinta Inn and Suites	1999	Jun-99	141	6,209
Raleigh/Durham	NC	La Quinta Inn and Suites	1998	Jan-98	134	10,992
Raleigh/Durham	NC	La Quinta Inn and Suites	1998	Mar-98	128	7,311
Raleigh/Durham	NC	La Quinta Inn and Suites	1996	Nov-96	135	11,225
Winston-Salem	NC	La Quinta Inn and Suites	1999	Jun-99	131	12,597
Omaha	NE	La Quinta Inn	1981	Apr-81	129	2,771
Omaha	NE	La Quinta Inn	1979	Sep-04	92	1,090
Boston	NH	La Quinta Inn and Suites	1987	Feb-07	105	7,594
Clifton	NJ	La Quinta Inn and Suites	1973	Apr-06	231	19,617
Fairfield	NJ	La Quinta Inn and Suites	1974	Apr-06	176	8,089
Albuquerque	NM	La Quinta Inn	1983	Aug-83	130	5,302
Albuquerque	NM	La Quinta Inn	1982	Apr-82	105	4,222
Albuquerque	NM	La Quinta Inn and Suites	1998	Jan-98	118	6,234
Albuquerque	NM	La Quinta Inn and Suites	1990	Sep-04	97	2,623
Farmington	NM	La Quinta Inn	1983	Dec-83	107	3,675
Las Cruces	NM	La Quinta Inn	1980	Jun-80	139	7,665
Las Cruces	NM	La Quinta Inn and Suites	1997	Sep-04	87	3,922
Santa Fe	NM	La Quinta Inn	1986	Nov-86	131	4,982
Las Vegas	NV	La Quinta Inn and Suites	1999	Jan-99	128	15,699
Las Vegas	NV	La Quinta Inn and Suites	1984	Jun-84	251	27,363
Reno	NV	La Quinta Inn	1981	Mar-81	130	3,507
Islip	NY	La Quinta Inn and Suites	2006	Jun-06	132	13,514
New York City	NY	La Quinta Inn and Suites	1999	Sep-07	129	19,558
New York City	NY	La Quinta Inn and Suites	1973	Apr-06	140	5,511
Plattsburgh	NY	La Quinta Inn and Suites	1996	Sep-04	103	5,218
Cincinnati	OH	La Quinta Inn	1985	Sep-04	98	3,051
Cincinnati	OH	La Quinta Inn and Suites	1997	Sep-04	151	11,805
Cleveland	OH	La Quinta Inn	1992	Sep-04	115	6,449
Cleveland	OH	La Quinta Inn	1990	Sep-04	100	2,918
Cleveland	OH	La Quinta Inn and Suites	1997	Sep-04	86	3,015
Columbus	OH	La Quinta Inn	1993	Sep-04	101	3,291
Columbus	OH	La Quinta Inn	1980	May-80	122	1,833
Mansfield	OH	La Quinta Inn and Suites	1996	Oct-04	87	4,709
Toledo	OH	La Quinta Inn	1996	Oct-04	101	3,692
Oklahoma City	OK	La Quinta Inn and Suites	1999	Feb-99	119	11,636
Oklahoma City	OK	La Quinta Inn and Suites	1997	Nov-97	117	11,322
Harrisburg	PA	La Quinta Inn and Suites	1990	Oct-04	110	7,077
Pittsburgh	PA	La Quinta Inn	1985	Dec-85	129	4,339
Warwick	RI	La Quinta Inn and Suites	1990	Feb-07	115	13,647

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Metropolitan Market	State	Inn / Inn and Suites	Date of Construction	Month Acquired	Number of Rooms	Net Investment in Real Estate Property(1)
Charleston	SC	La Quinta Inn and Suites	1987	Nov-06	174	11,651
Columbia	SC	La Quinta Inn and Suites	1986	Oct-04	99	3,121
Greenville	SC	La Quinta Inn and Suites	1999	Apr-99	125	7,087
Myrtle Beach	SC	La Quinta Inn and Suites	1997	Mar-97	128	7,791
Myrtle Beach	SC	La Quinta Inn and Suites	1986	May-06	148	10,511
Chattanooga	TN	La Quinta Inn	1986	Aug-86	132	5,850
Jackson	TN	La Quinta Inn and Suites	1991	Oct-04	100	4,286
Kingsport	TN	La Quinta Inn and Suites	1991	Feb-91	118	5,347
Memphis	TN	La Quinta Inn and Suites	1998	Dec-98	131	9,305
Nashville	TN	La Quinta Inn	1982	May-82	130	4,139
Nashville	TN	La Quinta Inn and Suites	1993	Oct-04	102	3,807
Nashville	TN	La Quinta Inn and Suites	1986	Oct-86	134	5,278
Nashville	TN	La Quinta Inn and Suites	1985	Sep-04	141	4,382
Abilene	TX	La Quinta Inn	1979	Dec-79	106	2,670
Amarillo	TX	La Quinta Inn	1986	Feb-86	128	2,924
Amarillo	TX	La Quinta Inn	1983	Jan-83	129	4,969
Austin	TX	La Quinta Inn	1993	Oct-93	117	6,868
Austin	TX	La Quinta Inn	1983	May-83	131	4,955
Austin	TX	La Quinta Inn	1977	Jun-77	122	4,239
Austin	TX	La Quinta Inn	1975	Mar-75	132	6,844
Austin	TX	La Quinta Inn	1965	Feb-92	152	11,700
Austin	TX	La Quinta Inn and Suites	1999	Apr-99	142	14,003
Austin	TX	La Quinta Inn and Suites	1998	Oct-04	87	6,149
Austin	TX	La Quinta Inn and Suites	1997	Dec-97	128	17,402
Austin	TX	La Quinta Inn and Suites	1996	Jun-96	149	14,857
Austin	TX	La Quinta Inn and Suites	1987	Apr-87	116	4,936
Clute/Lake Jackson	TX	La Quinta Inn	1977	Jun-77	136	2,393
College Station	TX	La Quinta Inn	1980	Jan-80	176	4,135
Corpus Christi	TX	La Quinta Inn	1983	May-83	129	5,693
Corpus Christi	TX	La Quinta Inn	1973	May-73	122	2,045
Dallas/Ft. Worth	TX	La Quinta Inn	1971	Oct-71	101	6,486
Dallas/Ft. Worth	TX	La Quinta Inn and Suites	2006	Aug-06	178	21,447
Dallas/Ft. Worth	TX	La Quinta Inn and Suites	2002	Mar-02	168	5,802
Dallas/Ft. Worth	TX	La Quinta Inn and Suites	1998	Jan-98	129	10,915
Dallas/Ft. Worth	TX	La Quinta Inn and Suites	1997	Jun-97	128	14,814
Dallas/Ft. Worth	TX	La Quinta Inn and Suites	1997	May-97	128	13,109
Dallas/Ft. Worth	TX	La Quinta Inn and Suites	1996	Jun-96	152	6,700
Dallas/Ft. Worth	TX	La Quinta Inn and Suites	1996	Aug-96	140	7,124
Dallas/Ft. Worth	TX	La Quinta Inn and Suites	1996	Dec-96	133	12,182
Dallas/Ft. Worth	TX	La Quinta Inn and Suites	1974	May-74	127	9,269
Eagle Pass	TX	La Quinta Inn	1982	Dec-82	131	4,017
El Paso	TX	La Quinta Inn	1988	Dec-88	117	3,103
El Paso	TX	La Quinta Inn	1984	Nov-84	130	4,490
El Paso	TX	La Quinta Inn	1980	Nov-80	137	2,976
El Paso	TX	La Quinta Inn	1969	Jun-69	121	4,285
El Paso	TX	La Quinta Inn and Suites	1996	Oct-04	103	5,074
El Paso	TX	La Quinta Inn and Suites	1992	Oct-04	103	4,124
Fort Stockton	TX	La Quinta Inn	1983	Jun-83	97	3,515
Galveston	TX	La Quinta Inn	1978	Jul-78	119	7,240

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Metropolitan Market	State	Inn / Inn and Suites	Date of Construction	Month Acquired	Number of Rooms	Net Investment in Real Estate Property(1)
Houston	TX	La Quinta Inn	1986	May-86	129	5,760
Houston	TX	La Quinta Inn	1985	May-85	112	4,084
Houston	TX	La Quinta Inn and Suites	1999	Apr-99	132	10,131
Houston	TX	La Quinta Inn and Suites	1998	Mar-98	173	22,429
Houston	TX	La Quinta Inn and Suites	1997	May-97	117	9,419
Houston	TX	La Quinta Inn and Suites	1997	Sep-04	104	4,341
Houston	TX	La Quinta Inn and Suites	1996	Sep-04	117	4,421
Houston	TX	La Quinta Inn and Suites	1994	Sep-04	106	2,748
Houston	TX	La Quinta Inn and Suites	1986	Jul-86	125	8,134
Killeen	TX	La Quinta Inn	1976	May-76	105	2,376
Laredo	TX	La Quinta Inn	1969	Jul-69	153	3,122
Lubbock	TX	La Quinta Inn	1976	Mar-76	137	1,342
Lubbock	TX	La Quinta Inn and Suites	1986	Jun-86	131	11,815
Lufkin	TX	La Quinta Inn	1984	Jan-84	105	2,403
Midland	TX	La Quinta Inn	1983	May-83	146	4,803
Odessa	TX	La Quinta Inn	1981	Jan-81	122	3,655
San Angelo	TX	La Quinta Inn	1974	Dec-74	173	3,725
San Antonio	TX	La Quinta Inn	1986	Apr-86	137	7,082
San Antonio	TX	La Quinta Inn	1984	Jun-84	193	5,095
San Antonio	TX	La Quinta Inn	1982	Oct-82	125	9,465
San Antonio	TX	La Quinta Inn	1981	Oct-81	130	2,736
San Antonio	TX	La Quinta Inn	1975	Aug-75	177	1,748
San Antonio	TX	La Quinta Inn	1974	Nov-74	112	1,562
San Antonio	TX	La Quinta Inn	1970	Mar-70	122	2,849
San Antonio	TX	La Quinta Inn and Suites	2005	Jan-05	348	30,320
San Antonio	TX	La Quinta Inn and Suites	2002	Jan-02	276	17,248
San Antonio	TX	La Quinta Inn and Suites	1999	Sep-04	151	17,006
Sherman/Denison	TX	La Quinta Inn and Suites	1997	May-97	115	6,879
Temple	TX	La Quinta Inn	1984	Apr-84	106	3,990
Tyler	TX	La Quinta Inn	1983	Sep-83	129	6,387
Victoria	TX	La Quinta Inn	1984	Feb-84	130	5,242
Waco(3)	TX	La Quinta Inn	1971	Sep-71	101	1,807
Wichita Falls	TX	La Quinta Inn	1973	Jun-73	139	2,938
Orem/Provo	UT	La Quinta Inn and Suites	1997	Jun-97	131	10,609
Salt Lake City	UT	La Quinta Inn	1978	Jul-78	122	2,594
Salt Lake City	UT	La Quinta Inn and Suites	1997	Jun-97	114	8,419
Salt Lake City	UT	La Quinta Inn and Suites	1983	Jun-83	100	3,572
Norfolk	VA	La Quinta Inn	1984	Jul-84	129	3,381
Norfolk	VA	La Quinta Inn and Suites	1987	Jul-07	136	15,260
South Burlington	VT	La Quinta Inn and Suites	1988	Mar-07	104	7,984
St. Albans	VT	La Quinta Inn and Suites	1996	Sep-06	81	5,137
Seattle/Tacoma	WA	La Quinta Inn and Suites	1986	Sep-86	143	10,614
Seattle/Tacoma	WA	La Quinta Inn and Suites	1986	Dec-86	121	13,218
Seattle/Tacoma	WA	La Quinta Inn and Suites	1985	Jun-85	155	13,446
Appleton	WI	La Quinta Inn and Suites	1988	Sep-04	99	2,835
Kenosha	WI	La Quinta Inn	1979	Sep-04	92	2,227
Madison	WI	La Quinta Inn and Suites	1997	Sep-04	120	7,208
Milwaukee	WI	La Quinta Inn	1991	Oct-04	98	4,325
Milwaukee	WI	La Quinta Inn	1988	Oct-04	99	4,211
Milwaukee	WI	La Quinta Inn	1982	Oct-04	103	3,706

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Metropolitan Market	State	Inn / Inn and Suites	Date of Construction	Month Acquired	Number of Rooms	Net Investment in Real Estate Property(1)
Milwaukee	WI	La Quinta Inn and Suites	2001	Oct-04	88	5,525
Milwaukee	WI	La Quinta Inn and Suites	1997	Sep-04	97	6,039
Milwaukee	WI	La Quinta Inn and Suites	1994	Sep-04	109	8,660
Oshkosh	WI	La Quinta Inn	1973	Sep-04	96	1,805
Sheboygan	WI	La Quinta Inn	1975	Sep-04	96	828
Stevens Point	WI	La Quinta Inn and Suites	1989	Oct-04	73	2,371
Wausau	WI	La Quinta Inn	1979	Sep-04	93	2,405
Cheyenne	WY	La Quinta Inn	1981	Feb-81	105	2,931

		Total				2,457,926

(1)	Represents the historical cost of property, plant and equipment, net of accumulated depreciation and any fair value adjustments, for land, building and improvement assets at the hotel.
(2)	This property is a joint venture in which La Quinta owns the majority interest.
(3)	The hotel previously in operation at this location was demolished and most of the land parcel was sold in 2017. This value represents the historical cost basis of the remaining land parcel.

Sustainability

We incorporate sustainability into our asset management strategies, with a focus on minimizing environmental impact. During the ownership of our properties, we seek to invest in sustainability practices in our properties that can enhance asset value, while also improving environmental performance. We target specific environmental efficiency enhancements, equipment upgrades and replacements that reduce energy and water consumption and offer appropriate returns on investment. We are committed to being a responsible corporate citizen and minimizing our impact on the environment.

Our Principal Agreements

As a requirement to qualify as a REIT, we will not directly or indirectly operate any of our hotels. We lease all but one of our hotels to our TRS lessees (described below), which, in turn, engage La Quinta to manage these hotels pursuant to management agreements. We may, in the future, re-flag existing properties, acquire properties that operate under other brands and/or engage other third-party hotel managers and franchisors.

Below is a general overview of the management and franchise agreements that we and LQH entered into in connection with the spin-off in respect of our wholly owned properties.

Management Agreements

Following the spin-off, a subsidiary of La Quinta Parent (“Manager”) continues to control the day-to-day operations of each of our hotels in our current portfolio under management agreements, with each hotel to be operated pursuant to a separate management agreement. We have retained consultative and specified approval rights with respect to certain actions of the Manager, including entering into long-term or high-cost contracts, engaging in certain actions relating to legal proceedings, approving the operating budget, making certain capital expenditures and the hiring of certain management personnel.

The Manager manages the hotels in accordance with brand standards as provided in the La Quinta franchise agreements described below. If any of our hotels is later rebranded, the Manager may continue to manage the hotel in compliance with the applicable new franchise agreement and brand requirements. The Manager also provides our hotels with a variety of services and benefits under the management agreements, including the hiring, training and supervision of hotel personnel, revenue management services and certain human resources, risk management, payroll, accounting and information technology services.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Term

The management agreements have an initial term of 20 years and allow for two additional five-year renewal periods at the Manager’s option provided that the terms of the associated franchise agreements are also renewed for the same renewal period. Assuming all renewal periods are exercised, the total term of our management agreements is 30 years.

Fees

Under the management agreements, the Manager receives a management fee of 5.0% of gross hotel revenues or receipts. We also may pay certain service fees to the Manager and generally pay, or reimburse the Manager for, any hotel operating expenses incurred by the Manager in the course of managing the hotel pursuant to the management agreement, including salaries and wages of hotel employees. The Manager, on our behalf, also pays from the hotel operating accounts fees and other amounts payable under the franchise agreements described below or any replacements of those franchise agreements. These management agreement fees differ from the management agreements in place prior to the spin-off as a result of certain services provided under the new agreement that were not encompassed within the management fee under the prior management agreements, but were provided under either a direct reimbursement model or as part of LQH’s overall general and administrative infrastructure. These services include, but are not limited to, certain human resources, risk management, revenue management, payroll, accounting and information technology services.

Termination

Subject to certain qualifications, notice requirements, applicable cure periods and termination fees, the applicable management agreement for each of our hotels generally is terminable by either party upon a material casualty or condemnation of the hotel, or the occurrence of certain customary events of default, including, among others: the bankruptcy or insolvency of the other party; the failure of the other party to make a payment or furnish funds when due; or breach by the other party of other covenants or obligations under the management agreement.

If the Manager terminates due to our default, the Manager may exercise all of its rights and remedies under the management agreement, at law or in equity.

We also have the right to terminate the management agreement for a hotel in connection with the sale of the hotel to an unaffiliated third party, subject to applicable notice requirements. If we terminate a management agreement in connection with a sale, we generally are required to pay the Manager (a) a termination fee equal to the product of (i) an agreed multiplier, which is initially 3.75 and declines over the 15 years following the effective date of the management agreement (which is the date of the spin-off for all of our initial management agreements with La Quinta), and (ii) all management fees paid to the Manager for the immediately preceding twelve full calendar months and (b) all operating expenses, reimbursable expenses and costs and fees incurred by the Manager prior to such sale. However, no termination fee is due (x) if the purchaser assumes the management agreement or enters into a new management agreement with Manager or (y) upon the sale of certain hotels identified for potential re-flagging or to be re-flagged upon completion of nearby hotels in La Quinta’s franchisee pipeline.

Subject to certain force majeure exceptions and the right of the manager to cure, we also have the right to terminate any management agreement if, for any two consecutive full fiscal years (with the test period to commence with the third full fiscal year of the term of each management agreement), the applicable hotel’s gross operating profit for each such fiscal year does not achieve 90% of budgeted gross operating profit, and the hotel’s RevPAR Index (as defined in the relevant management agreement) for each such fiscal year is more than 10 points below the then currently agreed upon baseline RevPAR index.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Assignability

The management agreements generally provide that the Manager can assign the management agreement to an affiliate or to a successor entity to which it is assigning substantially all of its assets, including substantially all of the management agreements related to our hotels, but neither the Manager nor any successor manager may subcontract or delegate its obligations under the management agreements except as specifically set forth in those agreements or with our prior written consent. The management agreements also provide that if we sell a hotel to a person who is not an affiliate of ours or of the TRS lessee who holds the hotel, we may terminate the management agreement, with advance notice, effective upon closing of the sale, subject to the requirements described above under “—Termination.”

Franchise Agreements

In connection with the spin-off, we entered into franchise agreements with a subsidiary of LQH Parent (“Franchisor”) related to the operation of the hotels in our current portfolio, with each hotel to be a party to a separate franchise agreement. Pursuant to the franchise agreements, we have been granted a limited, non-exclusive license to use the La Quinta name, marks and system in the operation of these hotels. Under the provisions of the franchise agreements, the Franchisor provides our hotels with a variety of services and benefits, including centralized reservation systems, participation in a customer loyalty program, brand website with property-specific web pages, national advertising, marketing programs and publicity designed to increase brand awareness, as well as training of personnel. The hotel Manager, as defined above, is required to operate our hotels in compliance with the franchise agreements and with associated brand standards. The franchise agreements and associated brand standards specify operational, record-keeping, accounting, reporting and marketing standards and procedures with which we must comply, and they promote consistency across the La Quinta brand by imposing standards for guest services, products, signage and furniture, fixtures and equipment, among other things. To monitor compliance, the franchise agreements specify that we and the Manager must make the hotels available for quality inspections by the Franchisor.

Because the Franchisor has the right to require that we renovate guest rooms and public facilities from time to time to comply with then-current brand standards, each franchise agreement may include an agreed-upon Property Improvement Plan (“PIP”) specifying any such renovation or updating requirements and the schedule on which such renovation or updating must be completed. The franchise agreements provide a schedule for when further renovations can be required during the term of the relevant agreement, which schedule varies depending on the property, and generally no further major renovations will be required during the first six years following the completion of the agreed-upon PIP. However, the Franchisor may from time to time require updating of amenities and service offerings to comply with then-current brand standards.

Term

The franchise agreements have an initial term of 20 years, with an opportunity for a renewal term of an additional 10 years exercisable at our option by notice to the Franchisor, payment of a renewal fee and execution of Franchisor’s then-current form of franchise agreement.

Fees

The franchise agreements require that we pay a royalty fee of 5.0% of gross room revenues. We must also pay certain customary fees, including but not limited to, a marketing fee of 2.5% of gross room revenues, a reservations fee of 2.0% of gross room revenues and a digital performance marketing fee of 10.0% (which may be increased up to 15% in franchisor’s discretion) of LQ.com room revenue through digital marketing on other web portals, a computer services installation fee of up to $47,000 and a computer services/programs/intranet fee and LQ connect fee of $6.50 and $1.50 per room per month, respectively.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Capital Expenditures

The franchise agreements require that we make an agreed amount of per room capital expenditures at the applicable hotel, and we have entered into a pooling agreement with LQH that allows us to combine, for specified categories of hotels (with each category generally including hotels of similar condition and need for capital expenditures, renovations or improvements), the capital expenditure requirements and the amounts of actual capital expenditures that count toward the satisfaction of those capital expenditure requirements for the hotels in each applicable category.

Assignability

The franchise agreements with the Franchisor generally provide that the Franchisor can assign the franchise agreement to a successor entity. The franchise agreements also provide that if we sell a hotel, the franchise rights may be transferred to the buyer with the Franchisor’s consent and upon fulfilling certain transfer requirements, which may include payment of a transfer fee and will include an obligation to reimburse the Franchisor for certain costs associated with the transfer.

Termination Events

Each franchise agreement contains a mutual right to terminate without cause and without payment of liquidated damages effective on the fifteenth anniversary of the effective date of the franchise agreement. Terminations other than on such fifteenth anniversary may result in our liability for significant liquidated damages.

Each franchise agreement also provides for termination at the Franchisor’s option, subject to certain qualifications, notice requirements and applicable cure periods, upon the occurrence of certain events, including, among others: the failure to maintain brand standards; the failure to pay royalties and fees as and when due, or to perform other obligations under the franchise agreement; bankruptcy; and abandonment of the franchise or a change of control not otherwise permitted under the franchise agreement. In the event of a termination for cause, we will be required to pay liquidated damages.

Subject to certain force majeure exceptions, we also have the right to terminate any franchise agreement if, for any two consecutive full calendar years (with the test period to commence on the second anniversary of the effective date of each franchise agreement), the applicable hotel’s average monthly occupancy rate is less than 50% of all rentable guest rooms. However, in connection with such a termination, we are obligated to pay the Franchisor a termination fee simultaneously with the provision of our termination notice in an amount equal to the total royalty fees payable during the twelve-month period immediately preceding the termination notice.

Restrictions on Transfer

The franchise agreements provide that any transfer of our hotels to a third party require the Franchisor’s approval, except for certain limited exceptions where such transfer does not result in a change of control. The Franchisor may impose restrictions, requirements and conditions on any such transfer, including, but not limited to, that (i) we have completed any development, renovation or expansion of the facility required by the applicable franchise agreement, (ii) we are in full compliance with the provisions of the applicable franchise agreement and other agreements with the Franchisor and its affiliates, (iii) subject to certain limitations agreed to by the Franchisor, the transferee shall agree to upgrade and/or remodel the facility to conform to the Franchisor’s then-current standards and (iv) we release the Franchisor and its affiliates from any claims we or our affiliates have against them or related parties pursuant to the applicable franchise agreement.

TRS Leases

In order for us to qualify as a REIT, we do not directly or indirectly operate our hotels. Our hotel owning subsidiaries, as lessors, have leased all but one of our hotels to our TRS lessees, which, in turn, have entered into the hotel management agreements and franchise agreements with LQH for each of these hotels.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Ground Leases

The following table summarizes the remaining primary term, renewal rights and monthly base rent as of September 30, 2018, associated with land underlying our hotels and meeting facilities that we lease from third parties:

Property	Current Lease Term Expiration	Renewal Rights	Current Monthly Minimum or Base Rent(1)		Base Rent Increases at Renewal	Lease Type
San Antonio—Riverwalk	Dec 31, 2053	Renewal Rights 1x25 yrs; 1x24 yrs	$7,002	(2)	(9)	Triple Net
New Orleans Causeway	Dec 31, 2039	None	$18,750	(1)	N/A	Triple Net
New Orleans Veterans—Metairie	Apr 30, 2019	None	$45,833		N/A	Triple Net
Sacramento—North	Dec 31, 2044	Renewal Rights: 2x10 yrs	$21,000	(1)	(9)	Triple Net
Auburn—Worcester	Feb 28, 2034	None	$4,195	(1)	N/A	Triple Net
Cleveland—Airport North	Jul 1, 2043	None	$3,333	(1)	N/A	Triple Net
Boston—Somerville	Dec 8, 2054	Renewal Rights: 2x24 yrs	$8,333	(1)	(9)	Triple Net
Anaheim	Aug 6, 2096	None	$33,626	(3)	N/A	Triple Net
Fort Lauderdale—Northeast	May 31, 2072	None	$14,350	(3)	N/A	Triple Net
New Haven	Mar 31, 2022	Renewal Rights: 2x15 yrs 1x10 yrs	$12,895	(4)	(9)	Triple Net
Albuquerque—Northwest	May 31, 2031	Renewal Rights: 1x10 years	$7,273	(2)	(9)	Triple Net
Minneapolis Airport (Bloomington) Lease 1	Dec 31, 2026	None	$2,627	(5)	(9)	Triple Net
Minneapolis Airport (Bloomington) Lease 2	Sept 30, 2023	Renewal Rights: 1x50 years	$4,331	(6)		Triple Net
Boston—Milford	Dec 8, 2054	Renewal Rights: 2x24 years	$2,916	(1)	(9)	Triple Net
Boston—Andover	Dec 8, 2054	Renewal Rights: 2x24 years	$4,166	(1)	(9)	Triple Net
Bannockburn/Deerfield	May 21, 2037	None	$17,241	(1)	N/A	Triple Net
Clifton/Ruthterford	Aug 1, 2022	None	$18,700	(7)	N/A	Triple Net
Fairfield	Nov 30, 2030	Renewal Rights: 5x10 years	$30,370	(1,8)	(9)	Triple Net
Armonk Westchester City Lease 1	Jun 1, 2020	Renewal Rights: 1x5 years	$20,963	(1)	N/A	Triple Net
Armonk Westchester City Lease 2	Jun 1, 2020	Renewal Rights: 1x5 years	$24,137	(1)	N/A	Triple Net

(1)	Percentage Rent is also payable
(2)	Rent contains a CPI adjustment each year
(3)	Rent contains a CPI adjustment every five years
(4)	Rent contains a CPI adjustment every 90 months
(5)	Rent increases by 3% each year
(6)	Rent increases by 25% every 10 years
(7)	Rent based on a percentage of fair value
(8)	Base rent increases 5% every five years
(9)	Determined by lease

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

We are also party to certain leases for facilities related to certain hotels owned by us. These leases are all triple net leases or modified triple net leases and relate to facilities related to such hotels, including leases for parking, restaurant space or other hotel-related uses.

Competition

The lodging industry is highly competitive. As of December 31, 2017, the U.S. hotel sector comprised approximately 54,000 hotels with approximately 5.1 million rooms. Of these rooms, approximately 72% were affiliated with a brand. The hotel industry is highly fragmented, with no one entity controlling a majority of hotel rooms in the United States.

Our hotels generally operate in chain scales that contain numerous competitors, including a wide range of lodging facilities offering full-service, select-service and all-suite lodging options. Hotels in other chain scales, such as full-service hotels, may lower their rates to a level comparable to those of select-service hotels such as ours that, in turn, may further increase competitive pressure in our segments. Our hotels generally compete for guests on the basis of room rates, quality of accommodations, name recognition, service levels, convenience of locations and reward program offerings. We have also seen the emergence of a sharing economy with the increasing availability of online short term rentals. Additionally, an increasing supply of hotel rooms in our hotels’ chain scales, and consolidations in the lodging industry generally, have resulted in the creation of several large, multi-branded hotel chains with diversified operations and greater marketing and financial resources than we or our hotels have, which has increased competition for guests in the segments in which our hotels operate.

Competition is often specific to the individual markets in which our hotels are located and includes competition from existing and new hotels operated primarily in the upper midscale and the midscale select-service chain scale segments. Increased competition could have a material adverse effect on the occupancy rate, ADR and RevPAR of our hotels or may require us to make capital improvements that we otherwise would not have to make, which may result in decreases in our profitability. We believe our hotels enjoy certain competitive advantages as a result of being flagged with La Quinta brands, including La Quinta’s centralized reservation systems and national advertising, marketing and promotional services, strong hotel management expertise and the La Quinta Returns loyalty program.

Our principal competitors are other owners and investors in the upper midscale and the midscale select-service lodging segments, including other lodging REITs, as well as major hospitality chains with well-established and recognized brands. We also compete for hotel acquisitions with entities that have similar investment objectives as we do. This competition could limit the number of investment opportunities that we find suitable for our business. It may also increase the bargaining power of property owners seeking to sell to us, making it more difficult for us to acquire new properties on attractive terms or on the terms contemplated in our business plan. Some of these entities may have substantially greater financial resources than we do and may be able and willing to accept more risk than we believe we can prudently manage. During the recovery phase of the lodging cycle, competition among potential buyers may increase the bargaining power of potential sellers, which may reduce the number of suitable investment opportunities available to us or increase pricing. Similarly, during times when we seek to sell hotels, competition from other sellers may increase the bargaining power of the potential property buyers.

Seasonality

The hotel industry is seasonal in nature. Generally, our revenues are greater in the second and third quarters than in the first and fourth quarters. The timing of holidays can also impact our quarterly results. The periods during which our properties experience higher revenues vary from property to property and depend principally upon location. This seasonality can be expected to cause quarterly fluctuations in revenue, profit margins and net earnings. Additionally, our quarterly results may be further affected by the timing of certain of our marketing production expenditures. Further, the timing of any hotel repositioning, acquisitions or dispositions may cause a variation of revenue and earnings from quarter to quarter.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Cyclicality

The hotel industry is cyclical and demand generally follows, on a lagged basis, key macroeconomic indicators. There is a history of increases and decreases in demand for hotel rooms, in occupancy levels and in room rates realized by owners of hotels through economic cycles. Variability of results through some of the cycles in the past has been more severe due to changes in the supply of hotel rooms in given markets or in given segments of hotels. The combination of changes in economic conditions and in the supply of hotel rooms can result in significant volatility in results for owners of hotel properties. As a result, in a negative economic environment the rate of decline in earnings can be higher than the rate of decline in revenues.

Government Regulations

The hotel industry is subject to extensive federal, state and local governmental regulations in the United States, including those relating to building and zoning requirements and those relating to the preparation and sale of food. Hotels and their owners and operators are also subject to licensing and regulation by state and local departments relating to health, sanitation, fire and safety standards, and to laws governing their relationships with employees, including minimum wage requirements, overtime, working conditions and citizenship requirements. In connection with the continued operation or remodeling of certain of our hotels, we may be required to expend funds to meet federal, state and local regulations. Any failure to obtain or maintain any such licenses or any publicity resulting from actual or alleged violations of any such laws and regulations could have an adverse effect on our results of operations. We believe that our businesses are conducted in substantial compliance with applicable laws and regulations.

Environmental Matters

We are subject to certain requirements and potential liabilities under various federal, state and local environmental, health and safety laws and regulations, and we incur costs in complying with such requirements. These laws and regulations govern actions including air emissions, the use, storage and disposal of hazardous and toxic substances, and wastewater disposal. In addition to investigation and remediation liabilities that could arise under such laws, we may also face personal injury, property damage, fines or other claims by third parties concerning environmental compliance or contamination. We use and store hazardous and toxic substances, such as cleaning materials, pool chemicals, heating oil and fuel for back-up generators at some of our facilities, and our hotels generate certain wastes in connection with our operations. Some of our hotels include, and some of our future hotels may include, older buildings, and some may have, or may historically have had, dry-cleaning facilities and underground storage tanks for heating oil and back-up generators. We have from time to time been responsible for investigating and remediating contamination at some of our properties, such as contamination that has been discovered when we have removed underground storage tanks, and we could be held responsible for any contamination resulting from the disposal of wastes that we generate, including at locations where such wastes have been sent for disposal. In some cases, we may be entitled to indemnification from the party that caused the contamination but there can be no assurance that we would be able to recover all or any costs we incur in addressing such problems. From time to time, we may be required to manage, abate, remove or contain mold, lead, asbestos-containing materials, radon gas or other hazardous conditions found in or on our hotels. We are required to have operations and maintenance plans that seek to identify and remediate these conditions as appropriate. Although we have incurred, and expect that we will continue to incur, costs relating to the investigation, identification and remediation of hazardous materials known or discovered to exist at our hotels, those costs have not had, and are not expected to have, a material adverse effect on our financial condition, results of operations or cash flow.

REIT Qualification

We intend to be taxed as a REIT, effective May 31, 2018, with the filing of our U.S. federal income tax return for the year ending December 31, 2018, and expect to continue to operate thereafter so as to maintain our

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

qualification as a REIT. So long as we qualify as a REIT, we generally will not be subject to U.S. federal income tax on the REIT taxable income that we distribute annually to our stockholders. To qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, the real estate qualification of sources of our income, the composition and values of our assets, the amounts we distribute to our stockholders and the diversity of ownership of our stock. To comply with REIT requirements, we may need to forego otherwise attractive opportunities and limit our expansion opportunities and the manner in which we conduct our operations. See “Risk Factors—Risks Related to Our REIT Status and Certain Other Tax Items.”

Insurance

We maintain insurance coverage for general liability, property including business interruption, terrorism, workers’ compensation and other risks with respect to our business for all of our hotels. Our insurance provides coverage related to claims arising out of the operations of our hotels. Most of our insurance policies are written with self-insured retentions or deductibles that are common in the insurance market for similar risks. These policies provide coverage for claim amounts that exceed our self-insured retentions or deductibles, subject to the terms and limits of the policies.

Employees

We have 31 employees as of September 30, 2018.

La Quinta is generally responsible for hiring and maintaining the labor force at each of our hotels. Although we generally do not manage employees at our hotels, we still are subject to many of the costs and risks generally associated with the hotel labor force. We believe relations are positive between La Quinta, our third-party hotel manager, and its employees. For a discussion of these relationships, see “Risk Factors—Risks Related to Our Business and Industry—We are subject to risks associated with the employment of hotel personnel, particularly with hotels that employ unionized labor, which could increase our operating costs, reduce the flexibility of our hotel managers to adjust the size of the workforce at our hotels and could materially and adversely affect our revenues and profitability.”

Legal Proceedings

See Note 12: “Commitment and Contingencies—Tax Contingencies” in our unaudited condensed consolidated financial statements for information regarding outstanding tax matters.

In addition, we are a party to a number of pending claims and lawsuits arising in the normal course of business, including proceedings involving tort and other general liability claims, workers’ compensation and other employee claims and intellectual property claims. We do not consider our ultimate liability with respect to any such claims or lawsuits, or the aggregate of such claims and lawsuits, to be material in relation to our consolidated financial condition, results of operations or our cash flows taken as a whole.

We maintain general and other liability insurance; however, certain costs of defending lawsuits, such as those below the retention or insurance deductible amount, are not covered by or are only partially covered by insurance policies, and our insurance carriers could refuse to cover certain claims in whole or in part. We regularly evaluate our ultimate liability costs with respect to such claims and lawsuits. We accrue costs from litigation as they become probable and estimable.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names, ages and positions of our directors and executive officers.

Name	Age	Position
Keith A. Cline	48	President and Chief Executive Officer and Director
Daniel E. Swanstrom II	41	Executive Vice President and Chief Financial Officer
John W. Cantele	57	Executive Vice President and Chief Operating Officer
Mark M. Chloupek	47	Executive Vice President, Secretary and General Counsel
James R. Abrahamson	63	Director
Glenn Alba	46	Director
Jean M. Birch	59	Director
Alan J. Bowers	63	Director
Giovanni Cutaia	45	Director
Alice E. Gould	57	Director
B. Anthony Isaac	65	Director
Brian Kim	39	Director
David Loeb	57	Director
Mitesh B. Shah	49	Director

Keith A. Cline is the President and Chief Executive Officer and a Director of CorePoint Parent. Mr. Cline previously served as LQH Parent’s President and Chief Executive Officer since February 18, 2016, after serving as LQH Parent’s Interim President and Chief Executive Officer since September 15, 2015. Mr. Cline previously served on the LQH Parent board since September 2015. From January 2013 until November 2015, Mr. Cline was LQH Parent’s Executive Vice President and Chief Financial Officer. From 2011 to 2013, prior to joining LQH, Mr. Cline was Chief Administrative Officer and Chief Financial Officer at Charming Charlie, Inc. and, from 2006 to 2011, Mr. Cline was Senior Vice President of Finance at Express, Inc. Mr. Cline began his career at Arthur Andersen & Company and held financial leadership roles at The J.M. Smucker Company, FedEx Custom Critical and Limited Brands. Mr. Cline is a summa cum laude graduate of the University of Akron with a B.S. in Accounting and a M.B.A. in Finance.

Daniel E. Swanstrom II is the Executive Vice President and Chief Financial Officer of CorePoint Parent. Mr. Swanstrom previously served as Executive Vice President and Chief Financial Officer of Monogram Residential Trust, Inc., a publicly traded multifamily real estate investment trust, from 2015 to 2017. Prior to Monogram, Mr. Swanstrom worked at Morgan Stanley and served in a variety of capacities, most recently as Executive Director in the Real Estate Investment Banking Division. From 2002 to 2004, Mr. Swanstrom was at AEW Capital Management, a real estate investment manager, most recently as an Assistant Vice President. From 1999 to 2002, Mr. Swanstrom was in the Assurance and Advisory Services Group at Deloitte & Touche LLP, most recently as senior accountant. Mr. Swanstrom received a B.S. in Accounting from Boston College and an M.B.A. from the University of North Carolina at Chapel Hill. Mr. Swanstrom is also a certified public accountant (inactive).

John W. Cantele is the Executive Vice President and Chief Operating Officer of CorePoint Parent. Mr. Cantele previously served as LQH’s Executive Vice President and Chief Operating Officer since April 25, 2016. Prior to joining LQH, Mr. Cantele was most recently Global Head, Select Hotels at the Hyatt Hotel Corporation, where he had served since 2011. In his role as Global Head, Select Hotels, Mr. Cantele managed Hyatt’s owned select service hotels, oversaw Hyatt’s franchised hotels operating under the Hyatt House, Hyatt Place and Summerfield Suites brands and was responsible for corporate operations, sales, revenue management and product design. At Hyatt, he also served in the roles of Senior VP, Select Hotels and Senior VP, Hyatt Summerfield Suites/Hyatt House. Prior to that, from 2000 to 2011, Mr. Cantele served as Senior VP of

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associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Operations/Partner at LodgeWorks Hotel Corporation. Beginning in 1988, Mr. Cantele served first as General Manager/Director of Sales, Multi-Property and then as VP of Operations of Summerfield Suites Hotels. He remained with Summerfield Suites Hotels through its acquisition by Wyndham International, Inc., where he continued in the role of VP of Operations from 1998 to 2000. Mr. Cantele graduated from the University of Wisconsin at Stout with a B.S. in hospitality management.

Mark M. Chloupek is the Executive Vice President, Secretary and General Counsel of CorePoint Parent. Mr. Chloupek previously served as Executive Vice President and General Counsel of LQH Parent since 2006 and was named Secretary in 2013. Prior to joining LQH, from 1999 through 2006, Mr. Chloupek served as Vice President and Senior Vice President and Chief Counsel of Operations for Wyndham International, Inc. Prior to joining Wyndham, from 1996 to 1999, Mr. Chloupek worked for Locke Lord LLP (formerly Locke Purnell Rain Harrell—a professional corporation), a Dallas-based law firm. Additionally, Mr. Chloupek currently serves on the board of the Dallas Chapter of the Juvenile Diabetes Research Foundation and formerly served on the board of The Texas General Counsel Forum. Mr. Chloupek received a B.A. in economics from the College of William and Mary, where he graduated Phi Beta Kappa and summa cum laude, and received a J.D. from the University of Virginia School of Law.

James R. Abrahamson has served as a Director of CorePoint Parent since the spin-off. Mr. Abrahamson previously served on the LQH Parent board since November 2015. Mr. Abrahamson is currently the Chairman of Interstate Hotels & Resorts and previously also served as Interstate’s Chief Executive Officer until March 22, 2017. Prior to joining Interstate in 2011, Mr. Abrahamson held senior leadership positions with InterContinental Hotels Group (“IHG”), Hyatt Corporation, Marcus Corporation and Hilton Worldwide. At IHG, where he served from 2009 to 2011, he was President of the Americas division, and at Hyatt, which he joined in 2004, he was Head of Development for the Americas division. At Marcus, where he served from 2000 to 2004, Mr. Abrahamson led the Baymont Inns and Suites and Woodfield Suites hotels division consisting of approximately 200 properties, both owned and franchised. At Hilton, where he served from 1988 to 2000, Mr. Abrahamson oversaw the Americas region franchise and management contract development for all Hilton brands, and he launched the Hilton Garden Inn brand. Mr. Abrahamson currently serves as an independent director on the board of BrightView Holdings Inc., as non-executive chairman of the board of Vici Properties Inc., serves on the board, and is the immediate past chair, of the American Hotel and Lodging Association and previously served on the board and served as board chair in 2013 and 2014 of U.S. Travel Association. He holds a degree in Business Administration from the University of Minnesota.

Glenn Alba has served as a Director of CorePoint Parent since the spin-off. Mr. Alba previously served on the LQH Parent board since 2013 and on the boards of directors of certain of LQH Parent’s predecessor entities since 2006. Until July 2017, Mr. Alba was a Managing Director in the Real Estate Group of Blackstone based in New York. At Blackstone, which Mr. Alba joined in 1997, Mr. Alba was involved in the asset management of a broad range of Blackstone’s real estate investments in the US and Europe including office, hotel, multi-family and industrial assets. While based in the London office from 2001 to 2004, Mr. Alba managed a diverse set of assets in London, Paris and other cities in France as well as portfolio investments across Germany. More recently, Mr. Alba was primarily involved in the hotel sector with management responsibility for various full-service and limited service hotels in the LXR Luxury Resorts portfolio and for us as well as global portfolio management duties. Mr. Alba received a B.S. in Accounting from Villanova University. Mr. Alba currently serves as a member of the President’s Advisory Council and the Real Estate Advisory Council at Villanova University.

Jean M. Birch has served as a Director of CorePoint Parent since September 2018. Ms. Birch served as President and Chief Executive Officer of Papa Murphy’s Holdings, Inc., an operator and franchisor of a take and bake pizza brand, from December 2016 until July 2017. Prior to that, from 2009 to 2012, Ms. Birch served as President of IHOP Restaurants, Inc., a division of DineEquity, Inc., where she repositioned and focused IHOP’s brand and launched a new marketing campaign and innovative culinary strategy to include health and wellness. Ms. Birch served as President of Romano’s Macaroni Grill from January 2005 to August 2007 and President of

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Corner Bakery Café from August 2003 to December 2004, both divisions of Brinker International, Inc. From 1991 to 2003, Ms. Birch held various roles with YUM! Brands, Inc., a global quick service restaurant company, including VP, Operations for Taco Bell, Inc. and Senior Director, Concept Development for Pizza Hut, Inc. Ms. Birch has also served as the Chief Executive Officer and President of Birch Company, LLC, a small consulting practice, since 2007. She currently serves as chair of the board of directors of Papa Murphy’s Inc. and on the board of directors of Forrester Research. Ms. Birch previously served on the boards of directors of Darden Restaurants, Inc. from 2014 to 2016 and Cosi, Inc. from 2013 to 2016. Ms. Birch holds a B.A. from the University of Arizona and an Executive MBA from Southern Methodist University.

Alan J. Bowers has served as a Director of CorePoint Parent since the spin-off. Mr. Bowers previously served on the LQH Parent board since February 2014 and on the boards of directors of certain of LQH Parent’s predecessor entities since 2013. Mr. Bowers most recently served as President, Chief Executive Officer and a board member of Cape Success, LLC from 2001 to 2004 and of Marketsource Corporation from 2000 to 2001. From 1995 to 1999, Mr. Bowers served as President, Chief Executive Officer and a board member of MBL Life Assurance Corporation. Mr. Bowers held various positions, including Audit and Area Managing Partner, at Coopers & Lybrand, L.L.P. where he worked from 1978 to 1995 and also worked at Laventhol & Horwath, CPAs from 1976 to 1978. Mr. Bowers also serves on the boards of directors of Ocwen Financial Corporation and Walker & Dunlop, Inc. and previously served on the board of American Achievement Corp. Mr. Bowers holds a B.S. in Accounting, from Montclair State University and an M.B.A., Finance and Economics, from St. John’s University and is a Certified Public Accountant in New Jersey.

Giovanni Cutaia has served as a Director of CorePoint Parent since the spin-off. Mr. Cutaia previously served on the LQH Parent board since November 2014. Mr. Cutaia is a Senior Managing Director and Co-Head of Global Asset Management in the Real Estate Group of Blackstone. Prior to joining Blackstone in 2014, Mr. Cutaia was at Lone Star Funds where he was a Senior Managing Director and Co-Head of Commercial Real Estate Investments Americas from 2009 to 2014. Prior to Lone Star, Mr. Cutaia spent over 12 years at Goldman Sachs in its Real Estate Principal Investments Area as a Managing Director in its New York and London offices. Mr. Cutaia received a B.A. from Colgate University and an M.B.A. from the Tuck School of Business at Dartmouth College.

Alice E. Gould has served as a Director of CorePoint Parent since September 2018. Ms. Gould most recently led the Private Investments team at DUMAC, Inc., a professionally staffed investment office controlled by Duke University that manages over $18 billion of endowment and other Duke-related assets, from 2004 until 2018. Prior to joining DUMAC, Ms. Gould was a management consultant assisting senior executives in the technology, pharmaceutical, media and financial industries with strategic initiatives. She also worked for ten years at IBM where she managed product development, marketing and business planning. Ms. Gould holds a B.S. in Engineering from Duke University and an MBA from the Fuqua School of Business at Duke University.

B. Anthony Isaac has served as a Director of CorePoint Parent since the spin-off. Mr. Isaac is Managing Director of TMI Shore Partnership L.P., acting as an advisor and investor to several venture funds and early stage companies. Before joining TMI Shore in May 2015, Mr. Isaac served as Senior Vice President, Select Development & Strategy for Hyatt Hotels Corp., where he worked on the integration of LodgeWorks Corp. and managed corporate/franchise development of Hyatt’s Select Service Platform. From 2000 to its acquisition by Hyatt in 2011, Mr. Isaac was President of LodgeWorks. Prior to joining LodgeWorks, Mr. Isaac held leadership roles in a variety of hospitality companies including Summerfield Hotel Corporation, The Residence Inn Company and Marriott Corporation. Mr. Isaac currently serves on the board of Westar Energy, where he also is Chair of the Finance Committee, and is Chairman of the Board for the Via Christi Health System. Additionally, he is a member of the board of advisors for Thayer Ventures, a hospitality venture capital fund. Mr. Isaac received a B.S. in civil engineering from the Massachusetts Institute of Technology and an M.B.A. from Harvard Business School.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Brian Kim has served as a Director of CorePoint Parent since the spin-off. Mr. Kim previously served on the LQH Parent board since November 2014. Mr. Kim is a Managing Director in the Real Estate Group of Blackstone. Since joining Blackstone in 2008, Mr. Kim has played a key role in a number of Blackstone’s investments including the take private and subsequent sale of Strategic Hotels & Resorts, the acquisition of Peter Cooper Village / Stuyvesant Town and the creation of BRE Select Hotels Corp, Blackstone’s select service hotel platform. Prior to joining Blackstone, Mr. Kim worked at Apollo Real Estate Advisors, Max Capital Management Corp. and Credit Suisse First Boston. Mr. Kim has served as a board member, Chief Financial Officer, Vice President and Managing Director of BRE Select Hotels Corp since May 2013 and as Head of Acquisition and Capital Markets of Blackstone Real Estate Income Trust, Inc. since January 2017. Mr. Kim received an AB in Biology from Harvard College where he graduated with honors.

David Loeb has served as a Director of CorePoint Parent since the spin-off. Mr. Loeb is Founder and Managing Director of Dirigo Consulting LLC, which advises hotel and real estate businesses, including hotel REITs, on strategy and capital markets execution. From 2006 to 2017, Mr. Loeb was a Senior Research Analyst, Managing Director covering real estate for Robert W. Baird & Co., where he specialized in lodging and office companies. Mr. Loeb has specialized in real estate for over twenty years, as he published research on the lodging industry beginning in 1994. Prior to joining Baird, Mr. Loeb was Managing Director in Real Estate Research at Freidman Billings Ramsey and a Vice President, Research Analyst with Credit Lyonnais Securities, The Chicago Corporation and Oppenheimer & Co., Inc. Mr. Loeb received a B.A. in psychology and sociology from Brandeis University and an M.B.A. in finance and accounting from the Olin School of Business at Washington University in St. Louis.

Mitesh B. Shah has served as a Director and as Chairperson of CorePoint Parent since the spin-off. Mr. Shah previously served on the LQH Parent board since February 2014, as Chairperson of the LQH parent board since November 2014 and on the boards of directors of certain of LQH Parent’s predecessor entities since 2013. Mr. Shah currently serves as Chief Executive Officer and Senior Managing Principal of Noble Investment Group, which he founded in 1993 and which specializes in making opportunistic investments in the lodging and hospitality real estate sector. Mr. Shah is a member of the franchise and owners board for Hyatt Hotels Corporation and is a member of the Industry Real Estate Finance Advisory Council of the American Hotel and Lodging Association. Mr. Shah is serving his third term as a member of the Board of Trustees of Wake Forest University. In addition, he is an executive committee member of Woodward Academy. Mr. Shah holds a Bachelor of Arts in Economics from Wake Forest University.

Our Corporate Governance

We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance include:

•

our board of directors is not classified and each of our directors is subject to re-election annually, and we will not classify our board of directors in the future without the approval of our stockholders;

•	under our Corporate Governance Guidelines, directors who fail to receive a majority of the votes cast in uncontested elections will be required to submit their resignation to our board of directors;

•	our independent directors meet regularly in executive sessions;

•

we do not have a stockholder rights plan, and if our board of directors were ever to adopt a stockholder rights plan in the future without prior stockholder approval, our board of directors would either submit the plan to stockholders for ratification or cause the rights plan to expire within one year;

•	we have opted out of the Maryland business combination and control share acquisition statutes, and in the future cannot opt in without stockholder approval; and

•	we have implemented a range of other corporate governance best practices.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Composition of the Board of Directors

Our charter and bylaws provide that our board of directors will consist of such number of directors as may from time to time be fixed by our board of directors, but may not be more than 15 or fewer than the minimum number permitted by Maryland law, which is one. Each director will serve until our next annual meeting of stockholders and until his or her successor is duly elected and qualified or until the director’s earlier death, resignation or removal. For a description of our board of directors and Blackstone’s right to require us to nominate its designees, see “Certain Provisions of Maryland Law and of Our Charter and Bylaws—Election and Removal of Directors” and “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee, each of which have the composition and responsibilities described below and whose members satisfy the applicable independence standards of the SEC and the NYSE. The charter of each such standing committee is posted on our website. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable.

Audit Committee

Our audit committee consists of Ms. Birch and Messrs. Abrahamson, Bowers, Loeb and Shah, with Mr. Bowers serving as chair. The audit committee has responsibility for, among other things, assisting the board of directors in reviewing: our financial reporting and other internal control processes; our financial statements; the independent auditors’ qualifications and independence; the performance of our internal audit function and independent auditors; and our compliance with applicable legal and regulatory requirements. The responsibilities of our audit committee are more fully described in our audit committee charter. The board of directors has determined that Ms. Birch and Messrs. Abrahamson, Bowers, Loeb and Shah are independent as defined under the rules and regulations of the SEC and the NYSE applicable to board members generally and audit committee members specifically. The board of directors has also determined that Ms. Birch and Messrs. Abrahamson, Bowers, Loeb and Shah are financially literate within the meaning of the rules and regulations of the NYSE and that Mr. Bowers qualifies as an “audit committee financial expert” as defined under applicable SEC rules and regulations.

Compensation Committee

Our compensation committee consists of Ms. Gould and Messrs. Abrahamson, Bowers, Cutaia and Shah, with Mr. Abrahamson serving as chair. The compensation committee has responsibility for, among other things, overseeing: the goals, objectives, compensation and benefits of our executive officers and directors; our overall compensation structure, policies and programs; and our compliance with applicable legal and regulatory requirements. The responsibilities of our compensation committee are more fully described in our compensation committee charter. The board of directors has determined that each of Ms. Gould and Messrs. Abrahamson, Bowers, Cutaia and Shah are independent as defined under the rules and regulations of the SEC and the NYSE applicable to board members generally and compensation committee members specifically.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mses. Birch and Gould and Messrs. Bowers, Isaac and Kim, with Mr. Isaac serving as chair. The nominating and corporate governance committee has responsibility for, among other things: identifying and recommending to the board of directors candidates for election to our board of directors; reviewing the composition of the board of directors and its committees; developing and recommending to the board of directors corporate governance guidelines that are applicable to us; and overseeing board of directors evaluations. The responsibilities of our nominating and corporate

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

governance committee are more fully described in our nominating and corporate governance committee charter. The board of directors has determined that each of Mses. Birch and Gould and Messrs. Bowers, Isaac and Kim are independent as defined under the rules and regulations of the NYSE.

Capital Committee

Our capital committee consists of Messrs. Alba, Cutaia, Isaac, Loeb and Shah, with Mr. Alba serving as chair. The capital committee has responsibility for, among other things: evaluating investments in or dispositions of real estate assets proposed by the Company’s management; overseeing capital deployment to owned real estate assets; evaluating the performance and valuations of the Company’s real estate assets and real estate investment portfolios; and conducting periodic review of the Company’s real estate investment policies, strategies, programs and procedures. The responsibilities of our capital committee are more fully described in our capital committee charter.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee have at any time been one of our executive officers or employees. None of our executive officers currently serve, or have served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

As part of LQH, we were not historically a separate division or managed as a separate business. Therefore, we did not have any of our own executive officers in 2017 as LQH Parent’s executive officers operated the combined business.

Each of our President and Chief Executive Officer, Keith A. Cline; our Executive Vice President and Chief Operating Officer, John W. Cantele; and our Executive Vice President, Secretary and General Counsel, Mark M. Chloupek, whom we refer to collectively as the “Named Executive Officers” or “NEOs”, was employed by LQH Parent in 2017. Accordingly, we have presented their compensation by LQH Parent. We have also presented the terms of their compensation by us, which became effective upon the spin-off, below, along with the terms of our executive compensation programs that became effective upon the spin-off. In addition, in connection with the spin-off, we formed a compensation committee that is responsible for our executive compensation programs following the spin-off. For additional information regarding the compensation committee, see “Committees of the Board of Directors—Compensation Committee.”

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the NEOs for their service to LQH Parent for the fiscal years indicated.

Name and principal position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Keith A. Cline	2017	768,555	—	4,159,607	800,233	16,440	5,744,835
President and Chief Executive Officer of LQH Parent	2016	714,984	500,000	3,785,707	337,500	15,097	5,353,288
John W. Cantele	2017	491,493	—	1,300,847	578,408	13,609	2,384,357
Executive Vice President and Chief Operating Officer of LQH Parent	2016	326,420	—	1,494,309	249,711	142,918	2,213,358
Mark M. Chloupek	2017	393,863	—	1,203,585	467,400	24,297	2,089,145
Executive Vice President, Secretary and General Counsel of LQH Parent	2016	365,000	—	1,007,793	279,225	27,713	1,679,731

(1)

The base salaries of the NEOs were increased on March 6, 2017 as follows: in the case of Mr. Cline, from $750,000 to $772,500; in the case of Mr. Cantele, from $475,000 to $495,000; and in the case of Mr. Chloupek, from $365,000 to $400,000.

(2)

Represents the aggregate grant date fair value of stock awards granted during fiscal 2017, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation (“Topic 718”), without taking into account estimated forfeitures. The fiscal 2017 stock awards consist of the grants of restricted stock awards issued under the La Quinta Incentive Plan (as defined below) (“LQ RSAs”) and performance share units issued under the La Quinta Incentive Plan (“LQ PSUs”). Terms of the fiscal 2017 stock awards are summarized in the “Narrative to Summary Compensation Table” below. The assumptions made when calculating the amounts are found in Note 15: “Equity-Based Compensation” in LQH’s audited consolidated financial statements included

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

elsewhere in this prospectus. The final value of the LQ PSUs granted in fiscal 2017 will be determined subject to achievement under the relative total shareholder return measure. As the LQ PSUs are only subject to market conditions and a service period requirement as defined under Topic 718, they have no maximum grant date fair values that differ from the fair values presented in the table.
(3)

Amounts in this column for fiscal 2017 include the amounts earned under the La Quinta 2017 Cash Bonus Plan (as defined below). See “—Narrative to Summary Compensation Table—2017 Annual Cash Incentive Compensation.”

(4)

All other compensation for fiscal 2017 includes 401(k) matching contributions of $10,800 for each of the NEOs. For each of the NEOs, perquisites and other personal benefits included employer-paid long-term disability insurance, employer-paid short-term disability insurance, employer-paid accidental death and dismemberment insurance and employer-paid life insurance. In addition, for Messrs. Cline and Chloupek, perquisites and other personal benefits included an employer-paid executive physical; and for Mr. Chloupek, a car allowance, which car allowance was discontinued in March 2017.

Narrative to Summary Compensation Table

Employment Agreements

In connection with his appointment as President and Chief Executive Officer of LQH Parent, LQH Parent entered into an offer letter, dated February 18, 2016, with Mr. Cline (the “La Quinta Cline Offer Letter”). In connection with his appointment as Executive Vice President and Chief Operating Officer of LQH Parent, LQH Parent entered into an offer letter, dated April 13, 2016, with Mr. Cantele (the “ La Quinta Cantele Offer Letter”).

LQH Parent also entered into an employment agreement, dated as of August 20, 2003, as amended August 17, 2005, with Mr. Chloupek.

In April 2018, in connection with his appointment as President and Chief Executive Officer of the Company, we entered into an offer letter, dated April 13, 2018, with Mr. Cline (the “CorePoint Cline Offer Letter”), effective as of the spin-off. In April 2018, in connection with his appointment as Executive Vice President and Chief Operating Officer of the Company, we entered into an offer letter, dated April 13, 2018, with Mr. Cantele (the “CorePoint Cantele Offer Letter”), effective as of the spin-off. We also approved new compensation terms, effective as of the spin-off, for Mr. Chloupek, whose employment agreement we assumed upon the consummation of the spin-off, in connection with his appointment as Executive Vice President, Secretary and General Counsel of the Company.

Mr. Cline

La Quinta Cline Offer Letter. In connection with his appointment as President and Chief Executive Officer of LQH Parent in February 2016, the compensation committee and the Board of LQH Parent, after consultation with Meridian Compensation Partners, LLC, the LQH Parent Compensation Committee’s independent compensation consultant, approved the following compensation arrangement, reflected in the La Quinta Cline Offer Letter, for Mr. Cline: (i) salary of $750,000, subject to increase (but not decrease) which base salary was increased to $772,500 as of March 6, 2017; (ii) an annual cash bonus opportunity equal to 100% of his base salary, with the actual bonus amount based upon achievement of Company and individual performance targets established by the compensation committee of LQH Parent for the fiscal year to which the bonus relates; and (iii) eligibility to receive annual grants under LQH Parent’s long-term incentive program in amounts and in a form determined by the compensation committee of LQH Parent; provided that, for the 2016 fiscal year, Mr. Cline’s long-term incentive award would have a target value of $2.75 million. The La Quinta Cline Offer Letter also provided for severance benefits substantially similar to those to which Mr. Cline is entitled under the CorePoint Lodging Inc. Executive Severance Plan.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

CorePoint Cline Offer Letter. In connection with his appointment as President and Chief Executive Officer of the Company, we entered into the CorePoint Cline Offer Letter with Mr. Cline, effective as of the spin-off. The CorePoint Cline Offer Letter provides that Mr. Cline is employed with the Company as our President and Chief Executive Officer with the following compensation and benefits: (i) an annual base salary of $795,675, subject to increase (but not decrease); (ii) an annual bonus opportunity with a target amount equal to 100% of his base salary, with the actual bonus amount based upon achievement of Company and individual performance targets established by our compensation committee for the fiscal year to which the bonus relates; (iii) eligibility to receive annual grants under our Omnibus Incentive Plan (as defined below) in amounts and in a form determined by the our compensation committee, provided that, for the 2018 fiscal year, Mr. Cline’s long-term incentive award will have a target value of $3 million; (iv) a one-time grant of restricted stock with a grant date value equal to $1.875 million, and which vests on the third anniversary of the date of grant; and (v) a one-time grant of restricted stock with a grant date value equal to $1.875 million, and which vests on the fourth anniversary of the date of grant. The 2018 annual long-term incentive award and both of the one-time restricted stock awards were granted to Mr. Cline effective on the day following the consummation of the spin-off. The CorePoint Cline Offer Letter also provides that Mr. Cline will participate in the CorePoint Lodging Inc. Executive Severance Plan, in accordance with its terms.

Mr. Cantele

La Quinta Cantele Offer Letter. In connection with his appointment as Executive Vice President and Chief Operating Officer of LQH Parent, LQH Parent entered into the La Quinta Cantele Offer Letter with Mr. Cantele. The La Quinta Cantele Offer Letter provided that Mr. Cantele was to be LQH Parent’s Executive Vice President and Chief Operating Officer with the following compensation and benefits: (i) an annual base salary of $475,000, subject to increase (but not decrease), which base salary was increased to $495,000 as of March 6, 2017; (ii) an annual bonus opportunity with a target amount equal to 100% of his base salary, with the actual bonus amount based upon achievement of Company and individual performance targets established by the Compensation Committee of LQH Parent for the fiscal year to which the bonus relates; provided that, the annual bonus for the 2016 fiscal year would be pro-rated to reflect Mr. Cantele’s partial year of service; and (iii) eligibility to receive annual grants under LQH Parent’s long-term incentive program in amounts and in a form determined by the Compensation Committee of LQH Parent; provided that, for the 2016 fiscal year, Mr. Cantele’s long-term incentive award would have a target value of $900,000. In addition to the payment and benefits to which Mr. Cantele was entitled under the La Quinta Cantele Offer Letter, Mr. Cantele was entitled to severance benefits under LQH Parent’s executive severance plan that were substantially similar to those to which he is entitled under the CorePoint Lodging Inc. Executive Severance Plan.

CorePoint Cantele Offer Letter. In connection with his appointment as Executive Vice President and Chief Operating Officer of the Company, we entered into the CorePoint Cantele Offer Letter with Mr. Cantele, effective as of the spin-off. The CorePoint Cantele Offer Letter provides that Mr. Cantele is employed with the Company as our Executive Vice President and Chief Operating Officer with the following compensation and benefits: (i) an annual base salary of $509,850, subject to increase (but not decrease); (ii) an annual bonus opportunity with a target amount equal to 100% of his base salary, with the actual bonus amount based upon achievement of Company and individual performance targets established by our compensation committee and our Chief Executive Officer for the fiscal year to which the bonus relates; (iii) eligibility to receive annual grants under our Omnibus Incentive Plan in amounts and in a form determined by our compensation committee, provided that, for the 2018 fiscal year, Mr. Cantele’s long-term incentive award will have a target value of $900,000; (iv) a one-time grant of restricted stock with a grant date value equal to $1.05 million, and which vests on the third anniversary of the date of grant; and (v) a one-time grant of restricted stock with a grant date value equal to $1.05 million, and which vests on the fourth anniversary of the date of grant. The 2018 annual long-term incentive award and both of the one-time restricted stock awards were granted to Mr. Cantele effective on the day following the consummation of the spin-off. The CorePoint Cantele Offer Letter also provides that Mr. Cantele will participate in the CorePoint Lodging Inc. Executive Severance Plan, in accordance with its terms.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Mr. Chloupek

Employment Agreement. Mr. Chloupek’s employment agreement, dated as of August 20, 2003, as amended August 17, 2005 (the “Chloupek Employment Agreement”), provides that he is to serve as Senior Vice President of LQH Parent, is eligible to receive a base salary (which was increased to $400,000 as of March 6, 2017), and is eligible to receive a cash incentive compensation award, which amounts shall be determined by the Compensation Committee. The employment agreement provides for an initial three-year employment term that extends automatically for additional one-year periods, unless LQH Parent or Mr. Chloupek elects not to extend the term.

CorePoint Compensation. In connection with his appointment as Executive Vice President, Secretary and General Counsel of the Company, on April 12, 2018, our board of directors approved the following compensation and benefits terms for Mr. Chloupek: (i) an annual base salary of $412,000; (ii) an annual bonus opportunity with a target amount equal to 100% of his base salary; (iii) grants under our Omnibus Incentive Plan for the 2018 fiscal year with a target value of $900,000; (iv) a one-time grant of restricted stock with a grant date value equal to $800,000, and which vests on the third anniversary of the date of grant; and (v) a one-time grant of restricted stock with a grant date value equal to $800,000, and which vests on the fourth anniversary of the date of grant. The 2018 annual long-term incentive award and both of the one-time restricted stock awards were granted to Mr. Chloupek effective on the day following the consummation of the spin-off.

2017 Retention Awards

To encourage and reward the continued focus and energy of certain employees, including the NEOs, on making objective business decisions that were in the best interests of LQH Parent and its stockholders as it pursued the spin-off, on January 17, 2017, the Board of Directors of LQH Parent adopted and approved the La Quinta Holdings Inc. Retention Bonus Plan (the “2017 Retention Plan”), which provided for the payment of awards to specified eligible employees, including the NEOs, upon the occurrence of a specified date or event.

Under the 2017 Retention Plan, the NEOs were granted awards with the following values: $1,875,000 for Mr. Cline; $890,625 for Mr. Cantele; and $912,500 for Mr. Chloupek. These retention awards are payable 50% in cash and 50% in LQ RSAs. The LQ RSAs were granted pursuant to the Amended and Restated La Quinta Holdings Inc. 2014 Omnibus Incentive Plan (the “La Quinta Incentive Plan”) on January 23, 2017, and the number of LQ RSAs granted was equal to the value of the award payable in LQ RSAs divided by the per share fair value of LQH Parent’s common stock on January 17, 2017.

The cash portion of a retention award was payable, and LQ RSAs vested, on the earliest to occur of the following, subject, in each case, to the NEO’s continued employment with LQH Parent through such date: (i) April 17, 2018; (ii) the date that is six months from the consummation of a significant corporate event (as defined in the 2017 Retention Plan); (iii) the date of an NEO’s termination of employment (x) by LQH Parent without cause (as defined in the 2017 Retention Plan) at any time following January 17, 2017 or (y) by the NEO with good reason (as defined in the 2017 Retention Plan) within the six months prior to, or on or following, a significant corporate event; or (iv) the date of a change in control (as defined in the 2017 Retention Plan). The cash portion of each NEO’s award under the 2017 Retention Plan became payable, and the equity portion vested, on April 17, 2018.

2017 Equity Awards

In addition to the LQ RSAs granted to our NEOs under the 2017 Retention Plan in January 2017, in March 2017, in connection with LQH Parent’s annual review of its compensation for executives, the Compensation Committee of LQH Parent determined to grant to each of the NEOs the following awards under the La Quinta Incentive Plan: (1) LQ RSAs (50% of the total target value of the March 2017 equity awards) and (2) LQ PSUs (50% of the total target value of the March 2017 equity awards). The relative mix of these two awards reflected LQH Parent’s Compensation Committee’s determination to balance LQH Parent’s goals of aligning the interests of its executives with that of stockholders and retaining its executives.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The table below sets forth the total target value of the equity awards granted to the NEOs in March 2017, as well as the target value of the LQ PSU award, assuming that the target level of performance is achieved, and the fair market value on the grant date of the LQ RSAs.

Name	Total Target Value	LQ RSAs		Target LQ PSU Value
		Value	Number of Shares
Keith A. Cline	$3,000,000	$1,500,000	110,214	$1,500,000
John W. Cantele	$800,000	$400,000	29,391	$400,000
Mark M. Chloupek	$700,000	$350,000	25,717	$350,000

LQ RSAs. The LQ RSAs granted in fiscal 2017 vest in three equal annual installments, with the first one-third of the total number of shares granted vesting on December 31, 2017, the second one-third of the total number of shares granted vesting on December 31, 2018, and the remainder of the number of shares granted vesting on December 31, 2019, subject to the executive’s continued employment with LQH Parent through the applicable vesting date.

Treatment of Outstanding LQ RSAs in Connection with the Spin-Off. At the spin-off, each holder of an LQ RSA received a number of restricted shares of our common stock (each, a “CPLG RSA”) calculated by multiplying (i) the number of LQ RSAs subject to each grant by (ii) the distribution ratio, rounded up to the nearest whole share. The CPLG RSAs are subject to the same terms and conditions from and following the spin-off as the terms and conditions applicable to the corresponding LQ RSAs immediately prior to the spin-off and will vest subject to continued employment with LQH Parent or CorePoint, as applicable. The vesting terms of the CPLG RSAs upon termination or a change in control are summarized below in “—Potential payments upon termination or change in control.”

LQ PSUs. The LQ PSUs granted in fiscal 2017 were to be settled after the end of the performance period, which begins on January 1, 2017 and ends on December 31, 2019, based on LQH Parent’s total shareholder return relative to total shareholder returns of members of the peer company group set forth below (“relative total shareholder return”), as defined in the LQ PSU grant notice. The actual value of the LQ PSUs that would become vested based on the performance measure (relative total shareholder return) is based on an achievement factor which, in each case, ranges from a 33% payout for threshold performance, to 100% for target performance, to 200% for maximum performance. To the extent that actual performance falls between the applicable threshold, target or maximum levels, payouts would be determined using linear interpolation. In the event that Absolute TSR (as defined below) had a negative value, the resulting award was capped at 1.5 times the target award. The Compensation Committee of LQH Parent believed that the performance goals described below for the LQ PSUs were reasonably attainable, yet provided an appropriate incentive to maximize performance and shareholder value. The Compensation Committee of LQH Parent believed that achievement of maximum performance against the relative total shareholder return goal would require exceptional corporate performance over the performance period.

Relative Total Shareholder Return. The final LQ PSU value was to be determined at the end of the performance period based upon LQH Parent’s total shareholder return, calculated as set forth below, as compared to the total shareholder return of the comparison companies listed below.

LQH Parent’s total shareholder return performance (“Absolute TSR”) is calculated as the compounded annual growth rate, expressed as a percentage (rounded to the nearest tenth of a percentage (0.1%)), in the value per share of common stock during the performance period due to the appreciation in the price per share of LQH Parent’s common stock and dividends paid during the performance period (assuming dividends are reinvested).

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

In order to compare LQH Parent’s total shareholder return with that of its comparison companies, each company is ranked in order of its total shareholder return. LQH Parent’s percentile rank among the comparison companies results in an achievement factor that is then used to determine the final LQ PSU value as follows:

Performance Level	Percentage of Target LQ PSU Value that Vests
Maximum	200%
Target	100%
Threshold	33%
Below Threshold	0%

To the extent that actual performance fell between the applicable threshold, target or maximum levels, payouts would be determined using linear interpolation. In the event that Absolute TSR had a negative value, the resulting award will be capped at 1.5 times the target award.

For the fiscal 2017 grants, the following comparison companies were to be used for measuring relative total shareholder return for the LQ PSUs. Only such companies that were public throughout the entire performance period would be included for purposes of the final calculation. The criteria used for selecting the LQ PSU comparison group was similar in nature to the peer group LQH Parent used to benchmark executive compensation, which included industry, lodging property focus, performance, company size (as measured by revenue, enterprise value, number of properties and number of rooms), business mix, geographic location, and those companies for which LQH Parent believed it competed for shareholder dollars, customers and/or labor talent. However, for this comparison group, LQH Parent narrowed the criteria used to only hospitality/lodging companies (or REITs) and those companies for which it believed it competed for shareholder dollars.

Choice Hotels International Inc.	InterContinental Hotels Group PLC
Clubcorp Holdings, Inc.	LaSalle Hotel Properties
DiamondRock Hospitality Co.	Marcus Corporation
Extended Stay America Inc.	Marriott International, Inc.
Hersha Hospitality Trust	RLJ Lodging Trust
Hilton Worldwide Holdings Inc.	Ryman Hospitality Properties, Inc.
Hospitality Properties Trust	Summit Hotel Properties, Inc.
Host Hotels & Resorts, Inc.	Vail Resorts, Inc.
Hyatt Hotels Corporation	Wyndham Worldwide Corporation

Once calculated, the final LQ PSU value would be delivered to the executive, subject to the executive’s continued employment with LQH Parent through the date of determination, in the form of a number of shares of LQH Parent’s common stock determined by dividing the final LQ PSU value by the 20-day trailing average closing price of La Quinta Parent’s common stock on the first day of the performance period; however, because markets were not open on January 1, 2017, it was to be determined by the 20-day trailing average closing price of LQH Parent’s common stock on December 30, 2016 ($13.83 per share).

Conversion of Outstanding LQ PSUs in Connection with the Spin-Off. In connection with the spin-off, LQH Parent entered into an Employee Matters Agreement with the Company, which among other items, provided for the conversion of LQ PSUs into LQ RSAs immediately prior to the spin-off. The Employee Matters Agreement generally provided that outstanding LQ PSUs issued under the La Quinta Incentive Plan would be converted into LQ RSAs based on deemed satisfaction of applicable performance criteria at the greater of target or actual performance levels in respect of applicable performance periods that had ended on or prior to the end of the fiscal quarter that ended immediately prior to the fiscal quarter in which the spin-off occurred (i.e., the portion of the applicable performance period representing the number of fiscal quarters that had elapsed since the commencement of the applicable performance period), and based on deemed satisfaction of applicable performance criteria at target performance levels in respect of performance periods that had not ended prior to such fiscal quarter. LQ RSAs received in connection with the conversion of LQ PSUs entitled the holder to

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receive a number of CPLG RSAs as described above, each of which continue to be subject to vesting based on the holder’s continued employment with La Quinta Parent or the Company, as applicable, through the end of the applicable performance period to which such LQ PSUs relate. The vesting terms of the CPLG RSAs upon an executive’s termination or a change in control are summarized in “—Potential payments upon termination or change in control” below.

LQ PSUs which were granted in 2016, other than LQ PSUs granted to Mr. Cantele in 2016, were converted to LQ RSAs based on deemed satisfaction of the applicable performance criteria at target levels and LQ PSUs that were granted in 2017, as well as those granted to Mr. Cantele in 2016, were converted to LQ RSAs based on deemed satisfaction of the applicable performance criteria at actual performance levels.

2017 Annual Cash Incentive Compensation

LQH Parent’s annual cash incentive compensation plan for the year ended December 31, 2017 (the “La Quinta 2017 Cash Bonus Plan”) compensated and rewarded successful achievement of both short-term financial and non-financial goals that were closely aligned with the long-term goals of LQH Parent. The payout under the La Quinta 2017 Cash Bonus Plan was based on the financial performance of LQH Parent or a combination of (1) the financial performance of LQH Parent and (2) individual performance. For Mr. Cline, the financial performance of LQH Parent composed 100% of his total award opportunity, and for each of the other NEOs, the financial performance of LQH Parent composed 80% of the total award opportunity and individual performance composed 20% of the total award opportunity. For each of the NEOs, the threshold, target and maximum annual bonus opportunity for the year ended December 31, 2017, expressed as a percentage of such NEO’s base salary, was as follows: 50%, 100% and 150%, respectively.

2017 Financial Component Goals and Results

The financial component of each NEO’s annual bonus opportunity was based on (1) Adjusted EBITDA (defined as LQH Parent’s net (loss) income (exclusive of non-controlling interests) before interest expense, income tax expense (benefit), and depreciation and amortization, further adjusted to exclude certain items, including, but not limited to: gains, losses, and expenses in connection with: (i) asset dispositions; (ii) debt modifications/retirements; (iii) non-cash impairment charges; (iv) discontinued operations; (v) equity based compensation and (vi) other items, as may be further adjusted for other unusual items as determined by LQH Parent’s Compensation Committee) and (2) Net Promoter (which measures a guest’s intent to recommend LQH Parent’s brand and is calculated through guest satisfaction surveys that are conducted by an independent market research company). For fiscal 2017, for Mr. Cline, Adjusted EBITDA composed 70% of the financial component and Net Promoter composed 30% of the financial component. For each of the other NEOs, Adjusted EBITDA composed 50% of the total award opportunity and Net Promoter composed 30% of the total award opportunity (with the remaining 20% consisting of individual strategic objectives). These financial measures were chosen because they are key indicators of LQH Parent’s profitability and guest satisfaction. The following table sets forth the threshold, target and maximum amounts for each of the financial components, as well as the payout percentages for each category.

	Threshold	Target	Maximum
Adjusted EBITDA	$320 million	$335 million	$350 million
Net Promoter	43.9	44.4	44.9
Payout Percentage of Target	50%	100%	150%

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associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

To the extent that actual performance fell between the applicable threshold, target or maximum levels for the Net Promoter component, payouts were determined using linear interpolation. To the extent that actual performance fell between the applicable threshold, target or maximum levels for the Adjusted EBITDA component, payouts were determined based on the curve set forth below.

2017 Individual Goals and Results

The remaining 20% of the potential total award opportunity for Messrs. Cantele and Chloupek was based on their individual performance relative to individual performance criteria. For example, for Mr. Cantele, the criteria consisted of the successful execution of 50 hotel repositionings, the design and implementation of a 2017 renovation and repositioning plan for LQH Parent’s Inns and Inns & Suites, and successful achievement of ADR growth goals for LQH Parent’s Inns & Suites; and for Mr. Chloupek, the criteria consisted of goals relating to compliance assessments, resolving within a certain timeframe certain employee and third party claims, internal compliance goals, and support of the execution of the spin-off. Individual performance with respect to these goals was measured at set threshold, target and maximum levels, with corresponding payout percentages at each of these levels (50%, 100% and 150%, respectively) for Messrs. Cantele and Chloupek.

Determination of La Quinta 2017 Cash Bonus Plan Payouts

The following table shows the actual results based on LQH Parent’s actual fiscal 2017 performance and the payout percentages with respect to each of the financial components.

	Adjusted EBITDA	Net Promoter
Actual Performance	$326.9 million	45.6
Payout Percentage—Messrs. Cline, Cantele and Chloupek	83.7%	150%

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associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Actual amounts paid under the La Quinta 2017 Cash Bonus Plan were then calculated by multiplying each NEO’s base salary in effect as of March 6, 2017 by his target bonus percentage. For Mr. Cline, the target bonus potential was then multiplied by a combined achievement factor based on the weighted average of Adjusted EBITDA payout percentage and the Net Promoter payout percentage and, for Messrs. Cantele and Chloupek by a combined achievement factor based on the weighted average of Adjusted EBITDA payout percentage, the Net Promoter payout percentage and the individual strategic objective payout percentage (which, for each of Messrs. Cantele and Chloupek was 150%). Based on the performance achieved, each of the NEOs earned an annual bonus for 2017 under the La Quinta 2017 Cash Bonus Plan as follows, which amounts are reflected in the “Non-Equity Incentive Plan Compensation” column of the “Summary Compensation Table”:

Name	2017 Base Salary	Target Bonus as a Percentage of Base Salary	Target Bonus Potential	Achievement Factor as a Percentage of Target	2017 Annual Bonus
Keith A. Cline	$772,500	100%	$772,500	103.59%	$800,233
John W. Cantele	$495,000	100%	$495,000	116.85%	$578,408
Mark M. Chloupek	$400,000	100%	$400,000	116.85%	$467,400

Other Benefits and Perquisites

LQH Parent’s executives, including the NEOs, were eligible for specified benefits, such as group health, dental and disability insurance and employer-paid basic life insurance premiums. These benefits were intended to provide competitive and adequate protection in case of sickness, disability or death. In addition, LQH Parent generally provided specified perquisites to the NEOs, when determined to be necessary and appropriate, including employer-paid executive physical examinations and car allowances. The value of perquisites and other personal benefits are reflected in the “All Other Compensation” column of the “Summary Compensation Table” and the accompanying footnote. LQH Parent believed that these benefits are competitive in LQH Parent’s industry and consistent with LQH Parent’s overall compensation philosophy.

Our executives, including the NEOs, are eligible for specified benefits, such as group health, dental and disability insurance and employer-paid basic life insurance premiums. In addition, we provide specified perquisites to the NEOs, when determined to be necessary and appropriate, including employer-paid executive physical examinations.

Retirement Benefits

LQH Parent maintained a tax-qualified 401(k) plan in which all of LQH Parent’s corporate employees, including the NEOs, were eligible to participate and under which LQH Parent matched each employee’s contributions dollar-for-dollar up to 3% of such employee’s eligible earnings and $0.50 for every $1.00 for the next 2% of the employee’s eligible earnings. The maximum match available under the 401(k) plan was 4% of the employee’s eligible earnings. All matching contributions by LQH Parent were always fully vested.

On March 26, 2018, the general partner of CorePoint OP, a subsidiary of CorePoint, adopted (which adoption was subsequently ratified by our board of directors on April 12, 2018) the CorePoint 401(k) Plan, a tax-qualified 401(k) plan in which all CorePoint’s employees, including the NEOs, are eligible to participate and under which CorePoint will match each employee’s contributions dollar-for-dollar up to 3% of such employee’s eligible earnings and $0.50 for every $1.00 for the next 2% of the employee’s eligible earnings. The maximum match available under the CorePoint 401(k) Plan is 4% of the employee’s eligible earnings. All matching contributions by CorePoint are always fully vested.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Outstanding Equity Awards at 2017 Fiscal Year-End

The following table sets forth information regarding outstanding LQH Parent equity awards made to the NEOs as of December 31, 2017.

	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
Keith A. Cline	267,652	4,940,856	252,195	4,655,520
John W. Cantele	77,948	1,438,920	142,030	2,621,874
Mark M. Chloupek	90,652	1,673,436	58,313	1,076,458

(1)	Consists of the following outstanding shares of LQ RSAs:

Name	Award	Grant Date	Number	Vesting
Mr. Cline	Retention LQ RSAs	2/18/2016	93,458	In full on February 18, 2019
	Retention LQ RSAs	1/23/2017	65,790	The earlier of April 17, 2018 and the occurrence of certain events
	LQ RSAs	3/17/2016	34,928	In full on December 31, 2018
	LQ RSAs	3/6/2017	73,476	Ratably on December 31, 2018 and December 31, 2019
Mr. Cantele	Retention LQ RSAs	5/3/2016	16,182	In full on April 25, 2019
	Retention LQ RSAs	1/23/2017	31,250	The earlier of April 17, 2018 and the occurrence of certain events
	LQ RSAs	5/3/2016	10,922	In full on December 31, 2018
	LQ RSAs	3/6/2017	19,594	Ratably on December 31, 2018 and December 31, 2019
Mr. Chloupek	Retention LQ RSAs	3/17/2016	33,870	In full on March 15, 2019
	Retention LQ RSAs	1/23/2017	32,018	The earlier of April 17, 2018 and the occurrence of certain events
	LQ RSAs	3/17/2016	7,620	In full on December 31, 2018
	LQ RSAs	3/6/2017	17,144	Ratably on December 31, 2018 and December 31, 2019

(2)	Values determined based on December 30, 2016 closing market price of La Quinta Parent’s common stock of $14.21 per share.
(3)	Consists of the following outstanding LQ PSUs:

Name	Grant Date	Number	Market Value ($)
Mr. Cline	5/19/2016	35,275	651,177
	3/6/2017	216,920	4,004,343
Mr. Cantele	5/19/2016	84,184	1,554,037
	3/6/2017	57,846	1,067,837
Mr. Chloupek	5/19/2016	7,697	142,087
	3/6/2017	50,616	934,371

The LQ PSUs granted on May 19, 2016 would vest, if at all, based on LQH Parent’s achievement of the relative total shareholder return performance measure with respect to the period beginning on January 1, 2016 and ending on December 31, 2018 for all NEOs other than Mr. Cantele, and with respect to the period

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beginning on April 25, 2016 and ending on December 31, 2018 for Mr. Cantele, as determined by LQH Parent’s Compensation Committee following the end of fiscal 2018. As of December 31, 2017, the achievement level with respect to relative total shareholder return was below threshold for all of the NEOs other than Mr. Cantele. For Mr. Cantele, such achievement level was above target. Accordingly, the number and value of LQ PSUs reported in the table reflect amounts based on threshold performance for relative total shareholder return for all of the NEOs other than Mr. Cantele, and amounts based on maximum performance for Mr. Cantele. For information regarding the treatment of outstanding LQ PSUs in connection with the spin-off, see “—Narrative to Summary Compensation Table—2017 Equity Awards—LQ PSUs.”

The LQ PSUs granted on March 6, 2017 would vest, if at all, based on LQH Parent’s achievement of the relative total shareholder return performance measure with respect to the period beginning on January 1, 2017 and ending on December 31, 2019 for all of the NEOs, as determined by LQH Parent’s Compensation Committee following the end of fiscal 2019. The terms of the LQ PSUs are summarized above in “Narrative to Summary Compensation Table—2017 Equity Awards—LQ PSUs.” As of December 31, 2017, the achievement level with respect to relative total shareholder return was above target. Accordingly, the number and value of LQ PSUs reported in the table reflect amounts based on maximum performance for relative total shareholder return. For information regarding the treatment of outstanding LQ PSUs in connection with the spin-off, see “—Narrative to Summary Compensation Table—2017 Equity Awards—LQ PSUs.”

Potential payments upon termination or change in control

CorePoint Executive Severance Plan

On April 2, 2018 our board of directors adopted (which adoption was subsequently ratified by our board of directors on April 12, 2018) the CorePoint Lodging Inc. Executive Severance Plan (the “CorePoint Severance Plan”). The CorePoint Severance Plan offers severance and change in control benefits to CorePoint employees at the level of Vice President and above, including the NEOs. The CorePoint Severance Plan provides for payment of severance and other benefits to eligible executives, including the NEOs, in the event of a termination of employment with us without cause or for good reason (each as defined in the CorePoint Severance Plan) (a “covered termination”), or in the event of a termination of employment with us as a result of retirement, death, or disability (as such terms are defined in the CorePoint Severance Plan), in each case, subject to the (i) executive’s execution and non-revocation of a general release of claims in our favor of and (ii) continued compliance with the executive’s confidentiality, non-interference and invention assignment obligations to us.

In the event of a covered termination, in addition to certain accrued obligations, the CorePoint Severance Plan provides for the following payments and benefits to the NEOs:

•	a lump-sum pro-rata bonus for the year of termination, based on actual performance;

•

a lump-sum payment equal to the sum of the executive’s (x) annual base salary and (y) bonus based on target performance (the “cash severance amount”) times the multiplier applicable to such executive (which is 1.5 for Messrs. Cantele and Chloupek and 2.0 for Mr. Cline);

•

continued health insurance coverage at substantially the same level as provided immediately prior to such termination, at the same cost as generally provided to similarly situated active Company employees (the “welfare benefit”), for a period of 18 months for Messrs. Cantele and Chloupek and 24 months for Mr. Cline; and

•	payment of, or reimbursement for, up to $10,000 in outplacement services within the three-year period following such termination (the “outplacement benefit”).

Notwithstanding the foregoing, in the event such covered termination occurs on or within the six-month period prior to, or within the two-year period following, the first to occur of (i) a change in control and (ii) a significant corporate event (each as defined in the CorePoint Severance Plan), in addition to certain accrued

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obligations, the CorePoint Severance Plan provides for the following payments and benefits to the Named Executive Officers:

•	a lump-sum pro-rata bonus for the year of termination, based on target performance;

•	the cash severance amount times the multiplier applicable to such executive (which is 2.0 for Messrs. Cantele and Chloupek and 3.0 for Mr. Cline);

•	the welfare benefit for a period of 24 months for Messrs. Cantele and Chloupek and 36 months for Mr. Cline; and

•	the outplacement benefit.

In the event of a termination with us as a result of the executive’s death or disability, in addition to certain accrued obligations, the CorePoint Severance Plan provides for the following payments and benefits to the NEOs: (i) a lump-sum bonus for the year of termination, based on target performance; and (ii) solely in the case of the executive’s disability, the welfare benefit for a period of 12 months. In the event of a termination with us as a result of the executive’s retirement, in addition to certain accrued obligations, the CorePoint Severance Plan provides for the payment of a lump-sum pro-rata bonus for the year of termination, based on actual performance, to eligible executives, which also include the NEOs.

In addition, the CorePoint Severance Plan provides that, upon the first to occur of (i) a change in control and (ii) a significant corporate event, any unvested and outstanding award granted to the NEOs under our Omnibus Incentive Plan that is not continued, converted, assumed or replaced in connection with such change in control or significant corporate event will fully vest; provided, that, vesting for performance-based vesting awards (a) with market performance conditions will be based on actual performance and (b) with financial performance conditions will be based on target performance.

The CorePoint Severance Plan provides that if any payments and/or benefits due to a participant (including any named executive officer) under the CorePoint Severance Plan and/or any other arrangements will constitute “excess parachute payments” (as defined in Section 280G of the Code (“Section 280G”)), we will reduce the amount of payments under the CorePoint Severance Plan by the minimum amount necessary such that the present value of the participant’s “parachute payments” (as defined in Section 280G) is below 300% of such participant’s “base amount” (as defined in Section 280G), calculated in accordance with the Treasury Regulations promulgated under Section 280G; provided, however, in no event will the amount of any severance payments be reduced unless (a) the net after-tax amount of such payments and benefits as so reduced is greater than or equal to (b) the net after-tax amount of such payments and benefits without such reduction.

While the Chloupek Employment Agreement contains severance terms applicable to him (as described below under “—Employment Agreement Provisions—Mr. Chloupek”), he is eligible to receive the above benefits under the CorePoint Severance Plan only to the extent that any amounts due and payable under the CorePoint Severance Plan are greater than and in addition to the amount due and payable to Mr. Chloupek under his employment agreement.

Employment Agreement Provisions—Mr. Chloupek

Pursuant to the terms of Mr. Chloupek’s employment agreement, upon a termination by us without “cause” or by Mr. Chloupek for “good reason” (each as defined in the Chloupek Employment Agreement), and subject to his signing a general release of claims and his continued compliance with the restrictive covenants described below, he is entitled to severance payments in an amount equal to one and one-half times the sum of his average (A) annual base salary and (B) incentive compensation, in each case over the three immediately preceding fiscal years, payable over the 18-month period after his date of termination of employment (the “Severance Amount”). In the event Mr. Chloupek commences any employment during the 12-month period following the date of his termination of employment, we are entitled to reduce his remaining Severance Amount by 50% of the amount of

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any cash compensation received by him during such period. In addition, if Mr. Chloupek commences any employment during the six-month period following the first anniversary of his termination of employment, we are entitled to reduce his remaining Severance Amount by 25% of the amount of any cash compensation received by him during such period.

In the event of Mr. Chloupek’s termination of employment without cause, for good reason or due to death or disability, Mr. Chloupek is entitled to receive his prorated bonus in a lump sum payment at the rate of his bonus for the fiscal year of his termination. In the event that such termination of employment occurs within the first six months of the year, his prorated bonus will not exceed 50% of the maximum bonus which he could have been paid in the year immediately preceding the year of his termination of employment. In addition, he (other than in the case of his death), his spouse and his eligible dependents are entitled to receive continued healthcare coverage for one year following such termination.

If, within 12 months after a change in control, Mr. Chloupek’s employment is terminated without cause or for good reason, his employment agreement provides for the payment of the Severance Amount over the 18-month period after the date of termination, however, we do not have the right to set off any amounts received by Mr. Chloupek from a new employer if he commences employment within such 18 month-period. In the event Mr. Chloupek is terminated within 12 months following a change in control, he, his spouse and his eligible dependents are entitled to receive continued healthcare coverage for one year following such termination.

Mr. Chloupek’s employment agreement provides for reimbursement by us on a “grossed up” basis for all taxes incurred in connection with all payments or benefits provided to him upon a change in control that are determined by us to be subject to the excise tax imposed by Section 4999 of the Code in an amount equal to the lesser of (A) the aggregate amount of all excise tax payments on a “grossed up” basis, or (B) 1.25 times his then-current annual base salary.

Mr. Chloupek’s employment agreement contains restrictive covenants, including an indefinite covenant not to disclose confidential information, and, during Mr. Chloupek’s employment and for the 18-month period following the termination of his employment, covenants related to non-competition and non-solicitation of our employees and customers.

Treatment of Equity Awards

Long-Term Incentive CPLG RSAs. Under the terms of the long-term incentive CPLG RSAs, upon termination of an executive’s employment by us without cause (as defined in our Omnibus Incentive Plan) or by the executive for good reason (as defined in the applicable award agreement), in each case, prior to a change in control, the number of long-term incentive CPLG RSAs that would have vested on the next scheduled vesting date following such termination will immediately vest. In addition, upon termination of an executive’s employment by us without cause or for good reason, in each case, on or following a change in control or upon termination of an executive’s employment due to the executive’s death or disability (as defined in our Omnibus Incentive Plan) (regardless of whether prior to or on or following a change in control), all unvested long-term incentive CPLG RSAs will immediately vest. If the executive’s employment terminates for any reason other than as described above, all unvested long-term incentive CPLG RSAs will be forfeited.

Four-Year Cliff-Vesting CPLG RSAs. Under the terms of the four-year cliff-vesting CPLG RSAs, upon termination of an executive’s employment by us without cause (as defined in our Omnibus Incentive Plan), by the executive for good reason (as defined in the applicable award agreement) or as a result of such executive’s death or disability (as defined in our Omnibus Incentive Plan) or a change in control occurs, all unvested four-year cliff-vesting CPLG RSAs will immediately vest. If the executive’s employment terminates for any reason other than as described above, all unvested four-year cliff-vesting CPLG RSAs will be forfeited.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Three-Year Cliff-Vesting CPLG RSAs. Under the terms of the three-year cliff-vesting CPLG RSAs, upon termination of an executive’s employment by us without cause (as defined in our Omnibus Incentive Plan), by the executive for good reason (as defined in the applicable award agreement) or as a result of such executive’s death or disability (as defined in our Omnibus Incentive Plan) or a change in control occurs, all unvested three-year cliff-vesting CPLG RSAs will immediately vest. If the executive’s employment terminates for any reason other than as described above, all unvested three-year cliff-vesting CPLG RSAs will be forfeited.

Substitute CPLG Award – Annual LQ RSAs. Under the terms of the Substitute CPLG RSAs issued in respect of Annual LQ RSAs, upon termination of an executive’s employment by us without cause (as defined in our Omnibus Incentive Plan) or by the executive for good reason (as defined in the applicable award agreement), in each case, prior to a change in control, the number of Substitute CPLG RSAs issued in respect of Annual LQ RSAs that would have vested on the next scheduled vesting date following such termination will immediately vest. In addition, upon termination of an executive’s employment by us without cause or for good reason, in each case, on or following a change in control or upon termination of an executive’s employment due to the executive’s death or disability (as defined in our Omnibus Incentive Plan) (regardless of whether prior to or on or following a change in control), all unvested Substitute CPLG RSAs issued in respect of Annual LQ RSAs will immediately vest. If the executive’s employment terminates for any reason other than as described above, all unvested Substitute CPLG RSAs issued in respect of Annual LQ RSAs will be forfeited.

Substitute CPLG Award – LQ PSUs. Under the terms of the Substitute CPLG RSAs issued in respect of LQ PSUs, upon termination of an executive’s employment by us without cause (as defined in our Omnibus Incentive Plan) or by the executive for good reason (as defined in the applicable award agreement) or a change in control occurs, all unvested Substitute CPLG RSAs issued in respect of LQ PSUs will immediately vest. If the executive’s employment terminates for any reason other than as described above, all unvested Substitute CPLG RSAs issued in respect of LQ PSUs will be forfeited.

Substitute CPLG Award – 2016 Retention LQ RSAs. Under the terms of the Substitute CPLG RSAs issued in respect of 2016 retention LQ RSAs, upon a termination of an executive’s employment without cause, an executive’s termination of his or her employment with good reason, or termination due to the executive’s death or disability, or a change in control occurs, all unvested Substitute CPLG RSAs issued in respect of 2016 retention LQ RSAs will immediately vest. If the executive’s employment terminates for any reason other than as described above, all unvested Substitute CPLG RSAs issued in respect of 2016 retention LQ RSAs will be forfeited.

Key Elements of CFO Compensation

In connection with his employment with the Company, we entered into an offer letter, dated May 5, 2018, with Mr. Swanstrom (the “CorePoint Swanstrom Offer Letter”). The CorePoint Swanstrom Offer Letter provides that effective as of the spin-off, Mr. Swanstrom will be appointed Executive Vice President and Chief Financial Officer of the Company and provides him with the following compensation and benefits: (i) an annual base salary of $475,000, subject to increase (but not decrease); (ii) an annual bonus opportunity with a target amount equal to 100% of his base salary, with the actual bonus amount based upon achievement of Company and individual performance targets established by our compensation committee and our Chief Executive Officer for the fiscal year to which the bonus relates; (iii) a lump-sum cash signing bonus equal to $300,000, subject to repayment upon certain terminations of employment prior to May 21, 2019; (iv) eligibility to receive annual grants under our Omnibus Incentive Plan in amounts and in a form determined by our compensation committee, provided that, for the 2018 fiscal year, Mr. Swanstrom’s long-term incentive award will have a target value of $900,000; (v) a one-time grant of restricted stock with a grant date value equal to $600,000, and which vests on the third anniversary of the date of grant; and (vi) a one-time grant of restricted stock with a grant date value equal to $600,000, and which vests on the fourth anniversary of the date of grant. The CorePoint Swanstrom Offer Letter also provides that Mr. Swanstrom will participate in the CorePoint Severance Plan, in accordance with its terms.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Director Compensation

Board and Committee Fees

Following the spin-off, neither our employees nor those affiliated with Blackstone who serve on our board of directors or on committees thereof receive separate compensation for such services. Our board of directors approved the following compensation for our independent directors (other than those directors affiliated with Blackstone), effective upon completion of the spin-off:

•	An annual cash retainer of $60,000, payable quarterly;

•	An additional annual cash retainer, payable quarterly, for serving on committees of the board of directors or as the chairperson of specified committees of the board of directors, as follows:

•

Members (other than the chairperson of the audit committee, the compensation committee and the capital committee) of the audit committee, the compensation committee, the nominating and corporate governance committee and the capital committee (each as defined herein) (including the chairperson of the nominating and corporate governance committee) will receive an additional $5,000 annually for serving on more than one committee;

•	The chairperson of the compensation committee will receive an additional annual cash retainer, payable quarterly, of $10,000;

•	The chairperson of the audit committee will receive an additional annual cash retainer, payable quarterly, of $25,000; and

•	The chairperson of the capital committee will receive an additional annual cash retainer, payable quarterly, of $25,000;

•	An annual equity award having a fair market value of $100,000 payable annually in restricted stock which vests over three years in equal installments from the date of grant;

•

An additional annual cash retainer, payable quarterly, of $25,000 and an additional annual equity award having a fair market value of $50,000 for any outside director who serves as chairperson of the board of directors; and

•	Reimbursement for reasonable travel and related expenses associated with attendance at board of directors or committee meetings.

Consulting Agreement—Mr. Alba

On September 11, 2018, we entered into a consulting agreement (the “Consulting Agreement”) with Mr. Alba. Pursuant to the terms of the Consulting Agreement, Mr. Alba will provide assistance with developing, reviewing and refining the Company’s real estate and capital deployment policies, strategies and programs, together with providing advice and assistance on such other matters relating to the Company’s business as may be mutually agreed from time to time and will receive an annual cash consulting fee of $100,000, payable in equal monthly installments. The Consulting Agreement provides for an initial one-year consulting term that extends automatically for additional one-year periods, unless the Company or Mr. Alba elects not to extend the term. The Consulting Agreement contains an indefinite covenant not to disclose confidential information.

Omnibus Incentive Plan

The principal features of our new omnibus incentive plan (the “Omnibus Incentive Plan”) are summarized below. The summary is qualified in its entirety by reference to the text of the Omnibus Incentive Plan and/or the corresponding award agreements, as applicable, which are filed as exhibits to the registration statement of which this prospectus forms a part.

On April 12, 2018, our board of directors approved and adopted, and on April 26, 2018 our sole stockholder approved, the Omnibus Incentive Plan, which became effective upon completion of the spin-off.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Purpose. The purpose of our Omnibus Incentive Plan is to provide a means through which to attract and retain key personnel and to provide a means whereby our directors, officers, employees, consultants and advisors can acquire and maintain an equity interest in us, or be paid incentive compensation, including incentive compensation measured by reference to the value of our common stock, thereby strengthening their commitment to our welfare and aligning their interests with those of our stockholders.

Administration. Our Omnibus Incentive Plan will be administered by the compensation committee of our board of directors or such other committee of our board of directors to which it has properly delegated power, or if no such committee or subcommittee exists, our board of directors (the administering body referred to herein as the “Committee”). The Committee is authorized to interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in our Omnibus Incentive Plan and any instrument or agreement relating to, or any award granted under, our Omnibus Incentive Plan; establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee deems appropriate for the proper administration of our Omnibus Incentive Plan; adopt sub-plans; and make any other determination and take any other action that the Committee deems necessary or desirable for the administration of our Omnibus Incentive Plan. Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which our securities are listed or traded, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it in accordance with the terms of our Omnibus Incentive Plan. Unless otherwise expressly provided in our Omnibus Incentive Plan, all designations, determinations, interpretations, and other decisions under or with respect to our Omnibus Incentive Plan or any award or any documents evidencing awards granted pursuant to our Omnibus Incentive Plan are within the sole discretion of the Committee, may be made at any time and are final, conclusive, and binding upon all persons or entities, including, without limitation, us, any participant, any holder or beneficiary of any award, and any of our stockholders.

Awards Subject to Our Omnibus Incentive Plan. Our Omnibus Incentive Plan provides that the total number of shares of awards that may be issued thereunder will be no more than 8,000,000 (the “Plan Share Reserve”). Each award granted under the Omnibus Incentive Plan will reduce the Plan Share Reserve by the number of shares of our common stock underlying such award, which in the case of awards of OP Units (as defined in our Omnibus Incentive Plan) will equal the number of shares of our common stock for which an OP Unit may be converted, exchanged, or redeemed, as set forth in the Omnibus Incentive Plan. Notwithstanding the foregoing, the Plan Share Reserve will automatically increase on the first day of each fiscal year following the fiscal year in which our Omnibus Incentive Plan is adopted by a number of shares of our common stock equal to the lesser of (i) the difference between (A) 10% of the total number of shares of our common stock outstanding on the last day of the immediately preceding fiscal year and (B) the number of shares of our common stock in the Plan Share Reserve on the last day of the immediately preceding fiscal year and (ii) a lower number of shares of our common stock as determined by our board of directors. No more than the number of shares of our common stock equal to the Plan Share Reserve may be issued in the aggregate pursuant to the exercise of incentive stock options. Except for substitute awards (as described below), in the event any award expires or is cancelled, forfeited or terminated without issuance to the participant of the full number of shares to which the award related, the unissued shares of our common stock may be granted again under our Omnibus Incentive Plan. Awards may, in the sole discretion of the Committee, be granted in assumption of, or in substitution for, outstanding awards granted by an entity directly or indirectly acquired by us or with which we combine or as required by the terms of the Employee Matters Agreement (referred to as “substitute awards”), and such substitute awards will not be counted against the Plan Share Reserve, except that substitute awards intended to qualify as “incentive stock options” will count against the limit on incentive stock options described above. No award may be granted under our Omnibus Incentive Plan after the tenth anniversary of the Effective Date (as defined in our Omnibus Incentive Plan), but awards granted before then may extend beyond that date.

Non-Employee Director Grants. Each non-employee director will receive a grant of shares of restricted stock first on the date upon which such individual commences service as a non-employee director (the “Initial

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Director Grant”) and thereafter on the date of each regularly scheduled annual meeting of our stockholders (the “Annual Director Grant” and, together with the Initial Director Grant, a “Director Award”). With respect to any Initial Director Grant, the number of shares of restricted stock to be granted will equal (i) a fraction, the numerator of which equals the number of days remaining in the applicable service year in which such non-employee director commences service as a non-employee director and the denominator of which equals 365 (or 366 in any leap year), multiplied by (ii) (A) the Director Grant Value (as defined below) divided by (B) the fair market value of one share of our common stock underlying such share of restricted stock on the date such shares of restricted stock are granted (rounded up to the nearest whole number). With respect to any Annual Director Grant, the number of shares of restricted stock to be granted will equal (1) the Director Grant Value divided by (2) the fair market value of one share of our common stock underlying such share of restricted stock on the date such shares of restricted stock are granted (rounded up to the nearest whole number). A Director Award will vest in three equal tranches on the earliest to occur of (x) each of the first three anniversaries of the applicable date of grant of such award and (y) a change in control (as defined in our Omnibus Incentive Plan); provided, in each case, the non-employee director has not undergone a termination of service as of such date.

The “Director Grant Value” for each Director Award will equal (i) the difference between (A) $500,000 and (B) the annual cash fees paid or payable to each non-employee director (excluding any fees attributable to committee meetings and chairman positions) in respect of the applicable year of service or (ii) such lesser amount as may be approved by our board of directors, either as part of our non-employee director compensation program or as otherwise determined by our board of directors in the event of any change to such non-employee director’s compensation program or for any particular period of service.

Stock Options. Under our Omnibus Incentive Plan, the Committee may grant non-qualified stock options and incentive stock options, with terms and conditions determined by the Committee that are not inconsistent with our Omnibus Incentive Plan; provided, that all stock options granted under our Omnibus Incentive Plan are required to have a per share exercise price that is not less than 100% of the fair market value of our common stock underlying such stock options on the date such stock options are granted (other than in the case of stock options that are substitute awards), and all stock options that are intended to qualify as incentive stock options must be granted pursuant to an award agreement expressly stating that the options are intended to qualify as incentive stock options, and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code. The maximum term for stock options granted under our Omnibus Incentive Plan will be ten years from the initial date of grant, or with respect to any stock options intended to qualify as incentive stock options, such shorter period as prescribed by Section 422 of the Code. However, if a non-qualified stock option would expire at a time when trading of shares of our common stock is prohibited by our insider trading policy (or “blackout period” imposed by us), the term will automatically be extended to the 30th day following the end of such period. The purchase price for the shares as to which a stock option is exercised may be paid to us, to the extent permitted by law, (i) in cash or its equivalent at the time the stock option is exercised; (ii) in shares of our common stock having a fair market value equal to the aggregate exercise price for the shares being purchased and satisfying any requirements that may be imposed by the Committee (provided that such shares have been held by the participant for at least six months or such other period established by the Committee to avoid adverse accounting treatment); or (iii) by such other method as the Committee may permit in its sole discretion, including, without limitation, (A) in other property having a fair market value on the date of exercise equal to the aggregate exercise price for the shares being purchased, (B) through the delivery of irrevocable instructions to a broker to sell the shares being acquired upon the exercise of the stock option and to deliver to us the amount of the proceeds of such sale equal to the aggregate exercise price for the shares being purchased, or (C) through a “net exercise” procedure effected by withholding the minimum number of shares needed to pay the aggregate exercise price for the shares being purchased. Any fractional shares of common stock will be settled in cash.

Restricted Shares and Restricted Stock Units. The Committee may grant (i) restricted shares of our common stock or (ii) restricted stock units representing the right to receive, upon vesting and the expiration of any applicable restricted period, one share of common stock for each restricted stock unit, the cash value thereof or

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

any combination of the foregoing, in each case, in the Committee’s sole discretion. As to restricted shares of our common stock, subject to the other provisions of our Omnibus Incentive Plan, the holder generally will have the rights and privileges of a stockholder as to such restricted shares of common stock, including, without limitation, the right to vote such restricted shares of common stock. Participants have no rights or privileges as a stockholder with respect to restricted stock units.

Other Equity-Based Awards and Cash-Based Awards. The Committee may grant other equity-based or cash-based awards under our Omnibus Incentive Plan, with terms and conditions determined by the Committee that are not inconsistent with our Omnibus Incentive Plan.

Effect of Certain Events on the Omnibus Incentive Plan and Awards. In the event of (i) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of our common stock, shares of our other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of our common stock or our other securities, issuance of warrants or other rights to acquire shares of our common stock, OP Units or our other securities, or other similar corporate transaction or event that affects the shares of our common stock (including a change in control), or (ii) unusual or nonrecurring events affecting us, including changes in applicable rules, rulings, regulations, or other requirements, that the Committee determines, in its sole discretion, could result in substantial dilution or enlargement of the rights intended to be granted to, or available for, participants (any event in (i) or (ii), an “Adjustment Event”), the Committee will, in respect of any such Adjustment Event, make such proportionate substitution or adjustment, if any, as it deems equitable, to any or all of: (A) the Plan Share Reserve, or any other limit applicable under our Omnibus Incentive Plan with respect to the number of awards which may be granted thereunder, (B) the number of shares of our common stock or our other securities (or number and kind of other securities or other property) which may be issued in respect of awards or with respect to which awards may be granted under our Omnibus Incentive Plan or any sub-plan, (C) the terms of any outstanding award, including, without limitation, (1) the number of shares of our common stock, OP Units, or our other securities (or number and kind of other securities or other property) subject to outstanding awards or to which outstanding awards relate, (2) the exercise price, base price, or any amount payable as a condition of issuance of shares of our common stock with respect to any award, or (3) any applicable performance measures; provided, that in the case of any “equity restructuring,” the Committee will make an equitable or proportionate adjustment to outstanding awards to reflect such equity restructuring, and (D) the ratio pursuant to which the number of shares of our common stock for which an OP Unit may be converted, exchanged, or redeemed is determined. In connection with any change in control, the Committee may, in its sole discretion, provide for any one or more of the following: (1) a substitution or assumption of awards, or to the extent the surviving entity does not substitute or assume the awards, the acceleration of vesting, exercisability or lapse of restrictions on awards; and (2) cancellation of any one or more outstanding awards and payment to the holders of such awards that are vested as of such cancellation (including any awards that would vest as a result of the occurrence of such event but for such cancellation) the value of such awards, if any, as determined by the Committee (which value, if applicable, may be based upon the price per share of common stock received or to be received by other holders of our common stock in such event), including, in the case of stock options and stock appreciation rights, a cash payment equal to the excess, if any, of the fair market value of the shares of common stock subject to the stock option or stock appreciation right over the aggregate exercise price or base price thereof.

Nontransferability of Awards. Each award will not be transferable or assignable by a participant other than by will or by the laws of descent and distribution, and any such purported assignment, alienation, pledge, attachment, sale, transfer, or encumbrance will be void and unenforceable against us or any of our subsidiaries. However, the Committee may, in its sole discretion, permit awards (other than incentive stock options) to be transferred, including transfers to a participant’s family members, any trust established solely for the benefit of a participant or such participant’s family members, any partnership or limited liability company of which a participant, or such participant and such participant’s family members, are the sole member(s), and a beneficiary to whom donations are eligible to be treated as “charitable contributions” for tax purposes.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Amendment and Termination. Our board of directors may amend, alter, suspend, discontinue or terminate our Omnibus Incentive Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuance, or termination may be made without stockholder approval if: (i) such approval is necessary to comply with any regulatory requirement applicable to our Omnibus Incentive Plan or for changes in GAAP to new accounting standards; (ii) it would materially increase the number of securities which may be issued under our Omnibus Incentive Plan (except for adjustments in connection with certain corporate events); or (iii) it would materially modify the requirements for participation in our Omnibus Incentive Plan; provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award will not to that extent be effective without such individual’s consent.

The Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate any award granted or the associated award agreement, prospectively or retroactively (including after a participant’s termination); provided, that, except as otherwise permitted in our Omnibus Incentive Plan, any such waiver, amendment, alteration, suspension, discontinuance, cancellation, or termination that would materially and adversely affect the rights of any participant with respect to such award will not to that extent be effective without such individual’s consent; provided, further, that, without stockholder approval, except as otherwise permitted in our Omnibus Incentive Plan, (i) no amendment or modification may reduce the exercise price of any stock option or the base price of any stock appreciation right; (ii) the Committee may not cancel any outstanding stock option or stock appreciation right and replace it with a new stock option or stock appreciation right (with a lower exercise price or base price, as the case may be) or other award or cash payment that is greater than the value of the cancelled stock option or stock appreciation right; and (iii) the Committee may not take any other action which is considered a “repricing” for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which our securities are listed or quoted.

Dividends and Dividend Equivalents. The Committee, in its sole discretion, may provide part of an award with dividends or dividend equivalents, on such terms and conditions as may be determined by the Committee, in its sole discretion. Unless otherwise provided in the award agreement: (i) any dividend payable in respect of any share of restricted stock that remains subject to vesting conditions at the time of payment of such dividend will be retained by the Company and remain subject to the same vesting conditions as the share of restricted stock to which the dividend relates; and (ii) holders of outstanding restricted stock units will be entitled to be credited with dividend equivalent payments (upon our payment of dividends on shares of our common stock) either in cash or, in the Committee’s sole discretion, shares of our common stock having a fair market value equal to the amount of such dividends (and interest may, in the Committee’s sole discretion, be credited on the amount of cash dividend equivalents at a rate and subject to terms as determined by the Committee), which accumulated dividend equivalents (and interest thereon, if applicable) shall be payable at the same time as the underlying restricted stock units are settled; provided, that if such restricted stock units are forfeited, the participant shall have no right to such dividend equivalent payments (or interest thereon, if applicable).

Clawback/Repayment. All awards are subject to reduction, cancellation, forfeiture, or recoupment to the extent necessary to comply with (i) any clawback, forfeiture or other similar policy adopted by our board of directors or the Committee and as in effect from time to time and/or (ii) applicable law. To the extent that a participant receives any amount in excess of the amount that the participant should otherwise have received under the terms of the award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations or other administrative error), the participant will be required to repay any such excess amount to the Company.

Detrimental Activity. In the event a participant has engaged in Detrimental Activity (as defined in our Omnibus Incentive Plan), the Committee may, in its sole discretion, cancel any of the participant’s outstanding awards or provide for forfeiture and repayment to us on any gain realized on the vesting, exercise or settlement of any awards previously granted to such participant.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with LQH Parent Related to the Spin-Off

This section of the prospectus summarizes material agreements between us and LQH Parent that govern the ongoing relationship between us and La Quinta after the spin-off and the merger. These summaries are qualified in their entirety by reference to the full text of the applicable agreements, which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Following the spin-off and the merger, we and La Quinta operate independently. To govern certain ongoing relationships between us and La Quinta, we and LQH Parent have entered into agreements pursuant to which certain services and rights are provided, and we and La Quinta Parent indemnify each other against certain liabilities arising from our respective businesses. The following is a summary of the terms of the material agreements we have entered into with LQH Parent.

Separation and Distribution Agreement

On January 17, 2018, we and LQH Parent entered into a Separation and Distribution Agreement (the “Separation and Distribution Agreement”). The Separation and Distribution Agreement sets forth our agreements with LQH Parent regarding the principal actions to be taken in connection with the separation of our business from La Quinta’s management and franchise business, and our spin-off from La Quinta. It also sets forth other agreements that govern certain aspects of our relationship with La Quinta following the spin-off. In connection with the separation, the Separation and Distribution Agreement provides, among other things, for the transfer by LQH Parent to us of certain assets, and the assumption by us of certain liabilities, related to the Separated Real Estate Business.

Transfer of Assets and Assumption of Liabilities. The Separation and Distribution Agreement provides for those transfers of assets and assumptions of liabilities that are necessary in connection with our spin-off from LQH Parent so that each of La Quinta and CorePoint Lodging is allocated the assets necessary to operate its respective business and retains or assumes the liabilities allocated to it in accordance with the separation plan. The Separation and Distribution Agreement provides for the settlement or extinguishment of certain liabilities and other obligations between La Quinta and CorePoint Lodging. See “Unaudited Pro Forma Consolidated Financial Statements.” Except as otherwise provided in the Separation and Distribution Agreement or any ancillary agreement, we are responsible for any costs or expenses incurred by us following the distribution in connection with the transactions contemplated by the Separation and Distribution Agreement, including costs and expenses relating to legal counsel, financial advisors and accounting advisory work related to the distribution.

Further Assurances. To the extent that any transfers of assets or assumptions of liabilities contemplated by the Separation and Distribution Agreement were not consummated on or prior to the date of the distribution, the parties have agreed to cooperate to effect such transfers or assumptions as promptly as practicable following the date of the distribution. In the event that any such transfer of assets or assumption of liabilities was not consummated by the date of the distribution, from and after the date of the distribution, (i) the party retaining such assets must thereafter hold such assets in trust for the use and benefit of the party entitled thereto (at the expense of the party entitled thereto) and (ii) the party intended to assume such liabilities must pay or reimburse the party bearing such assumed liabilities for all amounts paid or incurred in connection with such assumed liabilities.

Representations and Warranties. In general, neither we nor LQH Parent have made any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with such transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents, or any other matters. Except as expressly set forth in the Separation and Distribution Agreement or in any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Release of Claims and Indemnification. We and LQH Parent have agreed to broad releases pursuant to which we will each release each other and certain related persons specified in the Separation and Distribution Agreement from any liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the effective time of the distribution, including in connection with our plan of internal reorganization and all other activities to implement our plan of internal reorganization and the distribution. Further, we and LQH Parent have agreed that we will not, and will cause our respective subsidiaries not to, bring any action or claim against each other or each other’s subsidiaries in respect of any such liabilities. These releases are subject to certain exceptions set forth in the Separation and Distribution Agreement and the ancillary agreements.

The amount of indemnifiable losses subject to each party’s indemnification obligations are calculated (i) net of any insurance proceeds that actually reduce the amount of the indemnifiable loss (and net of the reasonable out-of-pocket costs in recovering such insurance proceeds), (ii) net of any proceeds received from a third party for indemnification for such liability that actually reduce the amount of the indemnifiable loss and (iii) net of any tax benefits actually realized in accordance with, and subject to, the principles set forth or referred to the Tax Matters Agreement, and increased in accordance with, and subject to, the principles set forth in the Tax Matters Agreement. The Separation and Distribution Agreement also specifies procedures with respect to claims subject to indemnification and related matters. Indemnification with respect to taxes will be governed solely by the Tax Matters Agreement.

The Separation and Distribution Agreement provides for cross-indemnities that, except as otherwise provided in the Separation and Distribution Agreement, are principally designed to place financial responsibility for the obligations and liabilities of our business with us and the financial responsibility for the obligations and liabilities of La Quinta’s business with La Quinta. Specifically, except as otherwise specifically set forth in any provision of the Separation and Distribution Agreement, the Merger Agreement or of any specified ancillary agreement, following the effective time of the distribution:

•

La Quinta Parent will and will cause its subsidiaries to indemnify, defend and hold harmless CorePoint Parent, its subsidiaries and each of their respective affiliates (and the respective directors, officers, employees and agents and each of the heirs, executors, successors and assigns of any of the foregoing) from all indemnifiable losses of such indemnitees, arising out of, by reason of or otherwise in connection with (a) the La Quinta Parent retained liabilities or (b) any breach by La Quinta Parent of any provision of the Separation and Distribution Agreement or any ancillary agreement unless such ancillary agreement expressly provides for separate indemnification therein, in which case any such indemnification claims will be made thereunder; and

•

CorePoint Parent will and will cause its subsidiaries to indemnify, defend and hold harmless La Quinta Parent, its subsidiaries and each of their respective affiliates (and the respective directors, officers, employees and agents and each of the heirs, executors, successors and assigns of any of the foregoing) from all indemnifiable losses of such indemnitees, arising out of, by reason of or otherwise in connection with (a) the separated real estate liabilities or (b) any breach by CorePoint Parent of any provision of the Separation and Distribution Agreement or any ancillary agreement unless such ancillary agreement expressly provides for separate indemnification therein, in which case any such indemnification claims will be made thereunder.

Insurance. Following the spin-off, we generally are responsible for obtaining and maintaining our own insurance coverage.

Non-competition. For three years following the spin-off, we may not engage in (i) the management or franchising of hotels anywhere in the world, or (ii) any other lines of business or services forming part of the La Quinta Parent business as of the effective time of the distribution; provided, that, nothing will prohibit us from conducting the Separated Real Estate Business as contemplated by the Separation and Distribution Agreement, and nothing will prevent us and our affiliates from collectively being a passive owner of not more than 1% of the

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

outstanding stock of any class of a corporation which is engaged in such business and which is publicly traded, so long as neither we nor our affiliates participates in the business of such corporation.

Dispute Resolution. In the event of any dispute arising out of the Separation and Distribution Agreement, the general counsels of the disputing parties, and/or such other representatives as such parties designate, will negotiate to resolve any disputes among such parties. If the disputing parties are unable to resolve the dispute in this manner within a specified period of time, as set for in the Separation and Distribution Agreement, then unless agreed otherwise by such parties, the disputing parties will submit the dispute to mediation for an additional specified period of time, as set forth in the Separation and Distribution Agreement. If the disputing parties are unable to resolve the dispute in this manner, the dispute will be resolved through litigation in the Court of Chancery in the State of Delaware or if such court does not have subject matter jurisdiction, any other state or federal court located within the County of New Castle in the State of Delaware, or mutually-agreed arbitration.

Other Matters Governed by the Separation and Distribution Agreement. Other matters governed by the Separation and Distribution Agreement include access to financial and other information, intellectual property, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

Employee Matters Agreement

On January 17, 2018, we and LQH Parent entered into an Employee Matters Agreement that generally allocates liabilities and responsibilities relating to employee compensation and benefit plans and programs between LQH Parent and us (the “Employee Matters Agreement”). The Employee Matters Agreement, in conjunction with the Merger Agreement, provides for the treatment of LQH Parent’s outstanding equity-based compensation awards in connection with the spin-off. In addition, the Employee Matters Agreement sets forth the general principles relating to various employee matters, including with respect to the assignment of employees and the transfer of employees from LQH Parent to us, the assumption and retention of liabilities and related assets, workers’ compensation, and related matters. Generally, other than with respect to certain specified compensation and benefit plans and liabilities, (i) La Quinta Parent retains sponsorship of, and the liabilities relating to, LQH Parent compensation and benefit plans and is solely responsible for employee-related liabilities relating to current and former employees of LQH Parent, whether arising prior to or after the spin-off, and employee-related liabilities of our employees, to the extent arising on or prior to the spin-off, and (ii) we assumed sponsorship of, and the liabilities relating to, compensation and benefit plans and agreements with respect to our employees and are solely responsible for employee-related liabilities relating to our employees, to the extent arising following the spin-off.

Tax Matters Agreement

On May 30, 2018, we entered into a Tax Matters Agreement with LQH Parent that governs the respective rights, responsibilities and obligations of La Quinta and us after the spin-off with respect to tax liabilities and benefits, tax attributes, tax returns, tax contests, and tax sharing regarding U.S. federal, state, local and foreign taxes (the “Tax Matters Agreement”). The Tax Matters Agreement also provides special rules for allocating tax liabilities resulting from the spin-off and related transactions.

Under the Tax Matters Agreement, La Quinta Parent generally provides an indemnity to us for pre-distribution taxes, provided, however, that we will be responsible for 50% of any taxes and losses attributable to any failure to comply with taxes imposed by the Affordable Care Act under Section 4980H of the Code by LQH Parent and/or its subsidiaries for the taxable years ending December 31, 2015 and December 31, 2016. We will also be responsible for any taxes and losses resulting from certain audits identified in the Tax Matters Agreement, including those described in “Risk Factors—Risks Related to Our Business and Industry—We are currently under audit by the Internal Revenue Service and may be required to pay additional taxes.”

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The Tax Matters Agreement also provides that to the extent the income taxes (as computed on an estimated basis) due with respect to the spin-off and related transactions are (i) less than $240.0 million (the “Reserve Amount”), La Quinta Parent will pay to us an amount equal to the difference between the Reserve Amount and such estimated taxes, or (ii) greater than the Reserve Amount, we will pay to La Quinta Parent an amount equal to the difference between such estimated taxes and the Reserve Amount.

Transition Services Agreement

On May 30, 2018, we entered into a Transition Services Agreement with LQH Parent under which La Quinta Parent or one of its affiliates will provide us, and we or one of our affiliates will provide La Quinta, with certain services for a limited time to help ensure an orderly transition following the spin-off (the “Transition Services Agreement”). The services that La Quinta Parent and we agreed to provide to each other under the Transition Services Agreement include certain finance, information technology, human resources and compensation, facilities, financial reporting and accounting and other services. We will pay La Quinta Parent, and La Quinta Parent will pay us, for any such services received by us or La Quinta, as applicable, at agreed amounts as set forth in the Transition Services Agreement. In addition, from time to time during the term of the agreement, we and La Quinta Parent may mutually agree on additional services to be provided by La Quinta to us at pricing based on market rates that are reasonably agreed by the parties.

Management and Franchise Agreements with LQH

To qualify as a REIT, we do not directly or indirectly operate any of our hotels. We lease each of our hotels to our TRS lessees, which, in turn, engage La Quinta or another third-party manager to manage these hotels pursuant to management agreements.

The terms of the management and franchise agreements that we and La Quinta or another third-party manager have entered into in connection with the spin-off are described under “Business and Properties—Our Principal Agreements—Management Agreements” and “—Franchise Agreements.”

Preferred Stock

In connection with LQH’s internal reorganization prior to the spin-off, we issued 15,000 shares of Cumulative Redeemable Series A Preferred Stock, par value $0.01 per share (the “Series A preferred stock”), to La Quinta Intermediate Holdings, L.L.C., a wholly owned subsidiary of LQH Parent. Such securities were issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving a public offering. La Quinta Intermediate Holdings, L.L.C. privately sold all of the Series A preferred stock to an unrelated third-party investor immediately prior to the completion of the spin-off.

The Series A preferred stock has an aggregate liquidation preference of $15 million, plus any accrued and unpaid dividends thereon. We pay a cash dividend on the Series A preferred stock equal to 13% per annum, payable quarterly. If either our leverage ratio exceeds 7.5 to 1.0 as of the last day of any fiscal quarter, or if an event of default occurs (or has occurred and has not been cured) with respect to the Series A preferred stock, we will be required to pay a cash dividend on the Series A preferred stock equal to 15% per annum. Our dividend rate on the Series A preferred stock will increase to 16.5% per annum if, at any time, we are both in breach of the leverage ratio covenant and an event of default occurs (or has occurred and has not been cured) with respect to the Series A preferred stock. The Series A preferred stock are senior to our common stock with respect to dividends and with respect to dissolution, liquidation or winding up of the Company.

Holders of Series A preferred stock generally have no voting rights. However, without the prior consent of the holders of a majority of the outstanding shares of Series A preferred stock, we are prohibited from (i) issuing any capital stock ranking senior to the Series A preferred stock, (ii) authorizing or issuing any additional shares of Series A preferred stock, (iii) amending our charter in any manner that would adversely affect the Series A

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

preferred stock, or (iv) entering into, amending or altering any provision of any agreement in a manner that could reasonably be expected to be material and adverse to the Series A preferred stock. The holders of the Series A preferred stock also have exclusive voting rights on any amendment to our charter that would alter the contract rights of only the Series A preferred stock. If we are either (a) in arrears on the payment of dividends that were due on the Series A preferred stock on six or more quarterly dividend payment dates, whether or not such dates are consecutive, or (b) in default of our obligations to redeem the preferred stock on the tenth anniversary of its issuance or following a change of control, the preferred shareholders may designate a representative to attend meetings of our board of directors as a non-voting observer until all unpaid preferred stock dividends have either been paid or declared with an amount sufficient for payment set aside for payment, or the shares required to be redeemed have been redeemed, as applicable.

The Series A preferred stock is mandatorily redeemable by us upon the tenth anniversary of the date of issuance. Beginning on the seventh anniversary of the issuance of the Series A preferred stock, we may redeem the outstanding Series A preferred stock for an amount equal to its aggregate liquidation preference, plus any accrued but unpaid dividends. The holders of the Series A preferred stock may also require us to redeem the Series A preferred stock upon a change of control of the Company for an amount equal to its aggregate liquidation preference plus any accrued and unpaid dividends thereon (and a premium if the change of control occurs prior to the seventh anniversary of the issuance of the Series A preferred stock). Holders of Series A preferred stock have certain preemptive rights over issuances by us of any class or series of our stock ranking on parity with the Series A preferred stock.

Shares of the Series A preferred stock may not be transferred until the date that is six months after the date of issuance of the Series A preferred stock and then only in tranches having an aggregate liquidation value of at least $2.5 million.

Due to the fact that the preferred stock is mandatorily redeemable by us, it is classified as a liability on the accompanying condensed consolidated balance sheet as of September 30, 2018. Dividends on these preferred shares are classified as interest expense in the accompanying condensed consolidated statements of operations.

Stockholders Agreement

In connection with its initial public offering, LQH Parent entered into a stockholders agreement with Blackstone, which stockholders agreement was terminated effective as of the consummation of the merger. In connection with the spin-off, on May 30, 2018, we entered into a stockholders agreement (the “Stockholders Agreement”) with Blackstone that is substantially similar to Blackstone’s previous stockholders agreement with LQH Parent. Blackstone beneficially owns approximately 30% of our common stock. Our board of directors has granted an exception to Blackstone from the 9.8% ownership limit under our charter.

Under the Stockholders Agreement, we are required to nominate a number of individuals designated by Blackstone for election as our directors at any meeting of our stockholders, each a “Blackstone Director,” such that, upon the election of each such individual, and each other individual nominated by or at the direction of our board of directors or a duly-authorized committee of the board, as a director of our Company, the number of Blackstone Directors serving as directors of the Company will be equal to: (1) if Blackstone continues to beneficially own at least 30% of our common stock, the lowest whole number that is greater than 30% of the total number of directors comprising our board of directors; (2) if Blackstone continues to beneficially own at least 20% (but less than 30%) of our common stock, the lowest whole number that is greater than 20% of the total number of directors comprising our board of directors; and (3) if Blackstone continues to beneficially own at least 5% (but less than 20%) of our common stock, the lowest whole number that is greater than 10% of the total number of directors comprising our board of directors. For so long as the Stockholders Agreement remains in effect, Blackstone Directors may be removed only with the consent of Blackstone. In the case of a vacancy on our board created by the death, disability, retirement or resignation of a Blackstone Director, the Stockholders Agreement require us to nominate an individual designated by Blackstone for election to fill the vacancy.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The Stockholders Agreement will remain in effect until Blackstone is no longer entitled to nominate a Blackstone Director pursuant to the Stockholders Agreement, unless Blackstone requests that it terminate at an earlier date.

Registration Rights Agreement

In addition, in connection with its initial public offering, LQH Parent entered into a registration rights agreement with certain affiliates of Blackstone, which registration rights agreement was terminated effective as of the consummation of the merger. In connection with the spin-off, on May 30, 2018, we entered into a registration rights agreement (the “Registration Rights Agreement”) with Blackstone that is substantially similar to Blackstone’s previous registration rights agreement with LQH Parent. Under the Registration Rights Agreement, Blackstone has an unlimited number of “demand” registrations and customary “piggyback” registration rights. The Registration Rights Agreement also provides that we will pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities which may arise under the Securities Act.

The filing of this Registration Statement was, and any offering of shares of common stock under this prospectus will be, made pursuant to the Registration Rights Agreement.

CMBS Facility

In connection with the spin-off, we entered into the $1.035 billion CMBS Facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” Certain affiliates of Blackstone participate in such CMBS Facility on a non-controlling basis with respect to a portion thereof and, in exchange for such participation, received from the lender under the CMBS Loan Agreement a portion of the fees payable by us to such lender pursuant to the Debt Commitment Letter. See “Description of Certain Indebtedness—CMBS Facility.”

Indemnification Agreements

We entered into indemnification agreements with our directors and executive officers that were effective upon completion of the spin-off. These agreements require us to indemnify these individuals to the fullest extent permitted by Maryland law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Statement of Policy Regarding Transactions with Related Persons

Our board of directors has adopted a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy.” Our related person policy requires that any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any “related person” (as defined in Item 404(a) of Regulation S-K) had or will have a direct or indirect material interest) proposed to be entered into by the Company and all material facts with respect thereto must be reported to our general counsel. The general counsel will then communicate that information to our board of directors or a duly authorized committee of our board of directors (currently expected to be the audit committee). Each related person transaction shall either be approved in advance or ratified after consummation of the

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

transaction by our board of directors or a committee of our board of directors composed solely of independent directors who are disinterested. Our board of directors has designated the audit committee to serve as such committee. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

Our policy also contains a standing approval for transactions with and payments to or from La Quinta Parent pursuant to agreements that are in effect at the time of the spin-off and certain transactions with or related to Blackstone, including, without limitation: (1) transactions in which Blackstone may have a direct or indirect material interest entered into or in effect at the effective time of the spin-off; and (2) the purchase or sale of products or services involving a Blackstone portfolio company, provided that (a) the appropriate officers reasonably believe the transaction to be on market terms and the subject products or services are of a type generally made available to other customers of the subject Blackstone portfolio company or (c) the aggregate value involved in such purchase or sale is expected to be less than $10 million over five years.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INVESTMENT POLICIES AND POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of our investment policies and our policies with respect to certain other activities, including financing matters and conflicts of interest. These policies may be amended or revised from time to time at the discretion of our board of directors without stockholder approval. Any change to any of these policies by our board of directors, however, would be made only after a thorough review and analysis of that change, in light of then-existing business and other circumstances, and then only if, in the exercise of its business judgment, our board of directors believes that it is advisable to do so in our best interests. We intend to disclose any changes in our investment policies in periodic reports that we file or furnish under the Exchange Act. We cannot assure you that our investment objectives will be attained.

Investment Policies

Investments in Real Estate or Interests in Real Estate

Our primary objective is to generate premium long-term returns for our stockholders through disciplined capital allocation, superior operational efficiency and innovative asset management. We historically have invested principally in hotels located in the United States. We currently anticipate that our real estate investments will continue to be primarily concentrated in the United States in the future. For a discussion of our properties and our acquisition and other strategic objectives, see “Business and Properties.”

We intend to engage in future investment activities in a manner that is consistent with the requirements applicable to REITs for U.S. federal income tax purposes. We primarily expect to pursue our investment objectives through the acquisition of fee simple and leasehold interests in hotel properties, but we also have made and may in the future make equity investments in other entities, including joint ventures that own properties. Our management team will identify and negotiate acquisition and other investment opportunities, subject to the approval by our board of directors. For information concerning the experience of these individuals, please see “Management.”

We historically have and may in the future participate with third parties in property ownership, through joint ventures or other types of co-ownership. We will not, however, enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet our investment policies. As of September 30, 2018, one hotel in our portfolio, totaling 200 rooms, is owned by a joint venture in which we own a controlling interest.

We do not have a specific policy to acquire assets primarily for capital gain or primarily for income. From time to time, we may make investments in pursuit of our business and growth strategies that do not provide current cash flow. We believe investments that do not generate current cash flow may be, in certain circumstances, consistent with enhancing stockholder value over time.

We do not have any specific policy as to the amount or percentage of our assets that will be invested in any specific asset, other than the tax rules applicable to REITs. Additionally, no limits have been set on the concentration of investments in any one geographic location, brand, chain scale or property type. We anticipate that our real estate investments will continue to be diversified in terms of geographic market within the United States. We expect to diversify hotel management and branding outside of La Quinta.

Investments in Real Estate Mortgages

While we will emphasize equity real estate investments in hotels, we may selectively acquire loans secured by hotels, or entities that own hotels, to the extent that those investments are consistent with our qualification as a REIT and provide us with an opportunity to acquire the underlying real estate. In limited circumstances, we may from time to time provide a short-term loan to a property owner as a means of securing an acquisition opportunity or originate certain real estate loans, including mezzanine loans, if such origination is consistent with our qualification

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

as a REIT and provides a good investment opportunity. The mortgages in which we may invest may be first-lien mortgages or subordinate mortgages secured by properties. The subordinated mezzanine loans in which we may invest may include mezzanine loans secured by a pledge of ownership interests in an entity owning a property or group of properties. We intend to fund any loans we originate with cash on hand and from borrowings under our revolving credit facility. Investments in real estate mortgages and subordinated real estate loans are subject to the risk that one or more borrowers may default and that the collateral securing mortgages may not be sufficient or, in the case of subordinated mezzanine loans, available to enable us, to recover our full investment.

Investments in Securities or Interests in Entities Primarily Engaged in Real Estate Activities and Investments in Other Securities

Generally speaking, we do not expect to engage in any significant investment activities with other entities, although we have made and may in the future consider joint venture investments with other investors, as well as single-asset and portfolio acquisitions and dispositions. We may, from time to time, undertake a significant renovation and rehabilitation project and choose to structure such acquisitions as a joint venture or mezzanine lending program. We may also invest in the securities of other issuers in connection with acquisitions of indirect interests in properties. We may in the future acquire some, all or substantially all of the securities or assets of other REITs or similar entities where that investment would be consistent with our investment policies and the REIT qualification requirements. There are no limitations on the amount or percentage of our total assets that may be invested in any one issuer, other than those imposed by the gross income and asset tests that we must satisfy to qualify as a REIT, and there are no limitations on the type or quantity of securities in which we may invest. However, we do not anticipate investing in other issuers of securities for the purpose of exercising control or acquiring any investments primarily for sale in the ordinary course of business or holding any investments with a view to making short-term profits from their sale. In any event, we do not intend that our investments in securities will cause us or any of our subsidiaries to become an “investment company” within the meaning of that term under the Investment Company Act of 1940, as amended. Therefore we will not be required to register as an “investment company” under the Investment Company Act of 1940, as amended, and we intend to divest securities before becoming an investment company, and thus before any registration would be required.

We have not engaged, and do not intend to engage, in trading, underwriting, agency distribution or sales of securities or other issuers.

Dispositions

We expect to invest in hotels primarily for generation of current income and long-term capital appreciation. In addition, we may deliberately and strategically, subject to REIT qualification and prohibited transaction rules, dispose of assets in the future and redeploy funds into new acquisitions and redevelopment, renovation and expansion opportunities that align with our investment and growth strategies. If a property no longer fits with our investment objectives, we may pursue traditional and non-traditional means of disposal.

Financings and Leverage Policy

We anticipate using a number of different sources to finance our acquisitions and operations, including cash flows from operations, asset sales, issuance of debt securities, private financings (which may or may not be secured by our assets), property-level mortgage debt, common or preferred equity issuances or any combination of these sources, to the extent available to us, or other sources that may become available from time to time. Any debt that we incur may be recourse or non-recourse and may be secured or unsecured. We also may take advantage of joint venture or other partnering opportunities as such opportunities arise to acquire properties that would otherwise be unavailable to us. We may use the proceeds of our borrowings to acquire assets, to refinance existing debt, repurchase our securities or for general corporate purposes.

We intend, when appropriate, to employ prudent amounts of leverage and to use debt as a means of providing additional funds for the acquisition of assets, to refinance existing debt or for general corporate purposes.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Our board of directors considers a number of factors in evaluating the amount of debt that we may incur. Our board of directors may from time to time modify its views regarding the appropriate amount of debt financing in light of then-current economic and industry conditions, relative costs of debt and equity capital, market values of our properties, general conditions in the market for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors. Our decision to use leverage in the future to finance our assets will be at our discretion and will not be subject to the approval of our stockholders.

Lending Policies

We do not currently expect to engage in any significant lending in the future. Certain of our corporate governance policies limit our ability to make loans to directors, executive officers and certain other related persons. However, we do not otherwise have a policy limiting our ability to make loans to other persons, although our ability to do so may be limited by applicable law, such as the Sarbanes-Oxley Act. Subject to tax rules applicable to REITs, we may make loans to unaffiliated third parties. For example, we may consider offering purchase money financing in connection with the disposition of assets in instances where the provision of that financing would increase the value to be received by us for the asset sold. We may choose to guarantee debt of certain joint ventures with third parties. Consideration for those guarantees may include, but is not limited to, fees, options to acquire additional ownership interests and promoted equity positions. Our board of directors may, in the future, adopt a formal lending policy without notice to or consent of our stockholders.

Issuance of Additional Securities

To the extent that our board of directors determines to obtain additional capital, we may issue, without further stockholder approval, debt or equity securities (provided that such equity securities are junior to or on parity with the Series A preferred stock), including senior or subordinated securities, retain earnings (subject to provisions in the Code requiring distribution of our REIT taxable income to maintain our REIT qualification) or pursue a combination of these methods.

Existing holders of common stock have no preemptive right to additional securities issued in any offering by us, and any such offering might cause a dilution of a stockholder’s investment in us. Holders of Series A preferred stock have preemptive rights with respect to any securities that we may issue that are on parity with the Series A preferred stock with respect to dividend rights and rights upon our liquidation and dissolution (or any obligation or security convertible into or evidencing the right to purchase any shares of such parity stock). We may in the future offer our common stock or other equity securities or debt securities in exchange for cash, real estate assets or other investment targets or repurchase or otherwise reacquire our common stock or other debt or equity securities. We may issue preferred stock from time to time, in one or more classes or series, as authorized by our board of directors without the need for stockholder approval, provided that such shares of preferred stock are junior to or on parity with the Series A preferred stock. We have not adopted a specific policy governing the issuance of senior securities at this time.

We may, under certain circumstances, purchase shares of our common stock or other securities in the open market or in private transactions with our stockholders, provided that those purchases are approved by our board of directors. Any such action would only be taken in conformity with applicable U.S. federal and state laws and the applicable requirements for qualification as a REIT.

Other than in connection with the spin-off, in which La Quinta Parent distributed our shares of common stock to its stockholders, we have not issued common stock or any other securities in exchange for property or any other purpose (other than issuances under our employee benefits plans). However, we may engage in such activities in the future.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Reporting Policies

It is our policy to make available to our stockholders audited annual financial statements and annual reports. We are subject to the information reporting requirements of the Exchange Act, pursuant to which we will file periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics, which is available under the “Investors” tab of our company’s website at http://www.corepoint.com, under “Investors—Corporate Governance – Governance Documents.” Our website and the information contained in it or connected to it shall not be deemed to be incorporated into this prospectus or any registration statement of which it forms a part.

The code of business conduct and ethics applies to all of our directors, officers and employees, including our Chairman, Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and other senior officers and sets forth our policies and expectations on a number of topics, including conflicts of interest, compliance with laws (including insider trading laws), use of our assets and business conduct and fair dealing. However, we cannot assure you that this policy will always be successful in achieving the desired objectives, and if it is not successful, decisions could be made or actions taken that might fail to reflect fully the interests of stockholders. The code of business conduct and ethics also satisfies the requirements for a code of ethics, as defined by Item 406 of Regulation S-K promulgated by the SEC.

Conflict of Interest Policies

Our board of directors has adopted a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy.” Our related person policy requires that any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any “related person” (as defined in Item 404(a) of Regulation S-K) had or will have a direct or indirect material interest) proposed to be entered into by the Company and all material facts with respect thereto must be reported to our general counsel. The general counsel will then communicate that information to our board of directors or a duly authorized committee of our board of directors (currently expected to be the audit committee). Each related person transaction shall either be approved in advance or ratified after consummation of the transaction by our board of directors or a committee of our board of directors composed solely of independent directors who are disinterested. Our board of directors has designated the audit committee to serve as such committee. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

Our policy also contains a standing approval for transactions with and payments to or from La Quinta Parent pursuant to agreements that are in effect at the time of the spin-off and certain transactions with or related to Blackstone, including, without limitation: (1) transactions in which Blackstone may have a direct or indirect material interest entered into or in effect at the effective time of the spin-off; and (2) the purchase or sale of products or services involving a Blackstone portfolio company, provided that (a) the appropriate officers reasonably believe the transaction to be on market terms and the subject products or services are of a type generally made available to other customers of the subject Blackstone portfolio company or (c) the aggregate value involved in such purchase or sale is expected to be less than $10 million over five years.

In addition, our charter, to the maximum extent permitted from time to time by Maryland law, renounces any interest or expectancy that we have in, or any right to be offered an opportunity to participate in, any business opportunities that are from time to time presented to or developed by our directors or their affiliates, other than to those directors who are employed by us or our subsidiaries, unless the business opportunity is expressly offered or made known to such person in his or her capacity as a director. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws—Competing Interests and Activities of Our Non-Employee Directors.”

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Prior to the completion of the spin-off, CorePoint Lodging completed one or more Financing Transactions, including to finance the Cash Payment.

CMBS Facility

On May 30, 2018, certain indirect wholly-owned subsidiaries of CorePoint Lodging (collectively, the “CorePoint CMBS Borrower”) entered into a Loan Agreement (the “CMBS Loan Agreement”) with JPMorgan Chase Bank, National Association (“JPMorgan Chase Bank”), as lender, pursuant to which the CorePoint CMBS Borrower borrowed an aggregate principal amount of $1.035 billion under a secured mortgage loan secured primarily by mortgages for 307 owned and ground leased hotels, an excess cash flow pledge for seven owned and ground leased hotels and other collateral customary for mortgage loans of this type (the “CMBS Facility”). The proceeds of the CMBS Facility were used to facilitate the repayment of part of LQH Parent’s existing debt. In addition, concurrently with the closing of the merger, Wyndham repaid, or caused to be repaid, LQH’s existing term facility.

JPMorgan Chase Bank and its affiliates have provided, and may in the future provide, certain commercial banking, financial advisory, investment banking and other services in the ordinary course of business for the Company, its subsidiaries and certain of its affiliates, for which they receive customary fees and commissions. In addition, as previously disclosed, in connection with JPMorgan Chase Bank’s provision of financing under the CMBS Loan Agreement, it was permitted to enter into arrangements with certain affiliates of Blackstone, pursuant to which such Blackstone affiliates may participate in the financing on a non-controlling basis with respect to a portion thereof expected to be no greater than 50% and, in exchange for such participation, may receive from JPMorgan Chase Bank a portion of the fees payable by the Company to lenders under the CMBS Loan Agreement. In connection with the spin-off and prior to securitization of the CMBS Facility, approximately $518 million of the aggregate principal amount of our debt was held by Blackstone. During the third quarter of 2018, Blackstone contributed the $518 million loan to a single asset securitization vehicle and invested in a $99 million subordinate risk retention interest issued by such securitization vehicle.

The CMBS Facility bears interest at a rate equal to the sum of (i) one-month LIBOR and (ii) 2.75% per annum for the first five years of the term, 2.90% for the sixth year of the term and 3.00% for the seventh year of the term. Interest is generally payable monthly. In addition, in connection with the spin-off, we incurred additional interest expense of $2 million prior to the securitization of the debt.

The CMBS Facility has an initial term of two years, with five extension options of twelve months each exercisable at the CorePoint CMBS Borrower’s election, provided there is no event of default existing as of the commencement of the applicable extension period and the CorePoint CMBS Borrower either extends the current interest rate cap or purchases a new interest rate cap covering the extension period at a strike price as set forth in the CMBS Loan Agreement. No regular principal payments are due prior to the scheduled or extended maturity date. The CMBS Facility is pre-payable in whole or in part subject to payment of (i) all accrued interest through the end of the applicable accrual period and (ii) prior to the payment date in December 2019 a spread maintenance premium and in certain cases third party LIBOR breakage costs. Notwithstanding the above, the CorePoint CMBS Borrowers are permitted to prepay the CMBS Facility by an amount not to exceed 20 percent of the original principal balance of the CMBS Facility, in the aggregate without payment of any spread maintenance premium and the spread maintenance premium for prepayments after the payment date in November 2019 will be zero.

The CMBS Facility includes customary non-recourse carve-out guarantees, affirmative and negative covenants and events of default, including, among other things, guarantees for certain losses arising out of customary “bad-boy” acts of CorePoint OP and its affiliates and environmental matters (which will be recourse for environmental matters only to the CorePoint CMBS Borrower provided that the required environmental

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

insurance is delivered to the lender), a full recourse guaranty with respect to certain bankruptcy events, restrictions on the ability of the CorePoint CMBS Borrower to incur additional debt and transfer, pledge or assign certain equity interests or its assets, and covenants requiring the CorePoint CMBS Borrower to exist as “special purpose entities,” maintain certain ongoing reserve funds and comply with other customary obligations for commercial mortgage-backed securities loan financings. As of September 30, 2018, the Company was in compliance with these covenants.

At the closing of the CMBS Facility, the CorePoint CMBS Borrower deposited in the loan servicer’s account approximately $15 million in upfront reserves for property improvement and environmental remediation, which funds may be periodically disbursed to the CorePoint CMBS Borrower throughout the term of the loan to cover such costs. In addition, the CMBS Facility lender has the right to control the disbursement of hotel operating cash receipts during the continuation of an event of default under the loan or if and while the debt yield for the CMBS Facility (generally defined as hotel property operating income before depreciation and corporate general and administrative expenses divided by the outstanding principal balance of the CMBS Facility) falls below 12.33% through May 30, 2023 and 12.83% thereafter in each case for two consecutive quarters. During such an event, the lender will use the funds to pay all monthly amounts due under the CMBS Facility loan documents including, but not limited to, required ongoing reserves, debt service and fees for the CMBS Facility and Revolving Facility and property operating expenses. Any remaining funds after the payment of such expenses will be held under the control of the lender in an excess cash flow account and such amounts will not be available to the CorePoint CMBS Borrower until such events are cured, except that, if no event of default is continuing and there is no bankruptcy event with respect to the CorePoint CMBS Borrower, the lender will make such funds available to the CorePoint CMBS Borrower for the payment of certain expenses, including, among other things, various operating expenses and dividends, and distributions and redemptions sufficient to maintain certain tax-preferential treatment for the CorePoint CMBS Borrower. As of September 30, 2018, the Company was in compliance with these covenants.

Revolving Facility

On May 30, 2018, CorePoint Borrower L.L.C. (the “CorePoint Revolver Borrower”), our indirect wholly owned subsidiary and the direct wholly owned subsidiary of CorePoint OP, and CorePoint OP entered into the Revolver Credit Agreement providing for the $150 million Revolving Facility (“Revolving Facility”). The Revolving Facility will mature on May 30, 2020, with an election to extend the maturity for one additional year subject to certain conditions, including that the maturity of the CMBS Facility be extended to a date no earlier than the maturity of the Revolving Facility. Upon consummation of the spin-off, $25 million was drawn on the Revolving Facility and repaid on August 3, 2018. As of September 30, 2018, no amounts were outstanding under the Revolving Facility and the entire $150 million was available to be drawn by us.

Interest under the Revolving Facility will be, at the option of the CorePoint Revolver Borrower, either at a base rate plus a margin of 3.50% or a LIBOR rate plus a margin of 4.50%. With respect to base rate loans, interest will be payable at the end of each quarter. With respect to LIBOR loans, interest will be payable at the end of the selected interest period but no less frequently than quarterly. Additionally, there is a commitment fee payable at the end of each quarter equal to 0.50% of unused commitments under the Revolving Facility and customary letter of credit fees.

The Revolving Facility contains customary representations and warranties, affirmative and negative covenants and defaults. The Revolving Facility also contains a maximum total net leverage ratio financial covenant and minimum interest coverage ratio financial covenant, in each case, as defined, and tested as of the last day of any fiscal quarter in which borrowings under the Revolving Facility and outstanding letters of credit exceed 10% of the aggregate commitments of the Revolving Facility. As of September 30, 2018, the Company was in compliance with these covenants.

The obligations under the Revolving Facility are unconditionally and irrevocably guaranteed by CorePoint OP, and, subject to certain exceptions, each of the CorePoint Revolver Borrower and its existing and future

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

domestic subsidiaries that own equity interests in any CorePoint CMBS Borrower (collectively, the “Revolver Subsidiary Guarantors”). The CorePoint Revolver Borrower’s obligations under the Revolving Facility and any hedging or cash management obligations are secured by (i) a perfected first-lien pledge of all equity interests in the CorePoint Revolver Borrower, all equity interests in any Revolver Subsidiary Guarantor and, subject to certain exceptions, all equity interests in certain CorePoint CMBS Borrowers and (ii) a perfected first-priority security interest in the CorePoint Revolver Borrower’s conditional controlled deposit account.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

PRINCIPAL AND SELLING STOCKHOLDERS

The selling stockholders may from time to time offer and sell pursuant to this prospectus the shares of common stock set forth in the table below. The table below sets forth the beneficial ownership of shares of our common stock and the following information about the selling stockholders as of November 2, 2018:

•	the number of shares of, and percentage of our outstanding, common stock beneficially owned by the selling stockholders;

•	the maximum number of shares of common stock that may be offered for sale by the selling stockholders under this prospectus;

•	the number of shares of common stock assumed to be beneficially owned by the selling stockholders upon completion of the offering; and

•	the percentage of our outstanding shares of common stock beneficially owned by the selling stockholders upon completion of this offering.

Because the selling stockholders may offer all, some or none of the shares of common stock pursuant to this prospectus, and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares of common stock, no definitive estimate can be given as to the amount of shares of common stock that will be held by the selling stockholders after completion of this offering. The following table has been prepared assuming that the selling stockholders sell all of the shares of common stock beneficially owned by them that have been registered by us pursuant to the registration statement of which this prospectus is a part and do not acquire any additional shares of common stock. We cannot advise you as to whether the selling stockholders will in fact sell any or all of their shares of common stock.

The selling stockholders may have sold or transferred, or pledged as collateral, in transactions pursuant to this prospectus or otherwise, some or all of their shares of common stock since the date as of which the information is presented in the table below. Information concerning the selling stockholders may change from time to time, and any such changed information will, if required, be set forth in supplements to this prospectus or post-effective amendments to the registration statement of which this prospectus is part, as may be appropriate.

For further information regarding material relationships and transactions between us and the selling stockholders, see “Certain Relationships and Related Party Transactions” included in this prospectus.

Beneficial ownership is determined in accordance with the rules of the SEC.

	Prior to Resale Offering			After Resale Offering
Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	% of All Shares of Common Stock	Common Stock Registered Pursuant to This Registration Statement (Maximum Number That May Be Sold)	Number of Shares of Common Stock Beneficially Owned	% of All Shares of Common Stock
5% Stockholders:
Blackstone(1)	17,586,538	29.5%	17,586,538	—	—
FMR LLC(2)	6,203,161	10.4%	—	6,203,161	10.4%
Eminence Funds(3)	4,804,040	8.1%	—	4,804,040	8.1%
Iridian Asset Management LLC(4)	4,468,843	7.5%	—	4,468,843	7.5%
The Vanguard Group(5)	3,332,255	5.6%	—	3,332,255	5.6%

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

	Prior to Resale Offering			After Resale Offering
Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	% of All Shares of Common Stock	Common Stock Registered Pursuant to This Registration Statement (Maximum Number That May Be Sold)	Number of Shares of Common Stock Beneficially Owned	% of All Shares of Common Stock
Directors and Executive Officers:
Keith A. Cline(6)	598,338	*	—	598,338	*
Daniel E. Swanstrom II(7)	76,435	*	—	76,435	*
John W. Cantele(8)	199,555	*	—	199,555	*
Mark M. Chloupek(9)	207,883	*	—	207,883	*
James R. Abrahamson(10)	9,497	*	—	9,497	*
Glenn Alba(11)	4,387	*	—	4,387	*
Jean M. Birch(12)	3,572	*	—	3,572	*
Alan J. Bowers(13)	14,624	*	—	14,624	*
Giovanni Cutaia(14)	—	—	—	—	—
Alice E. Gould(15)	3,572	*	—	3,572	*
B. Anthony Isaac(16)	3,800	*	—	3,800	*
Brian Kim(14)	—	—	—	—	—
David Loeb(17)	3,800	*	—	3,800	*
Mitesh B. Shah(18)	18,102	*		18,102	*
Directors and executive officers as a group (14 persons)(19)	1,143,565	1.9%		1,143,565	1.9%

*	Represents less than 1%.
(1)

Beneficial ownership information is based on Company common stock ownership information contained in the Schedule 13D filed with the SEC on June 11, 2018 by Blackstone on behalf of itself and affiliated entities. Reflects shares of our common stock directly held by BRE/LQJV-NQ L.L.C., BRE/Prime Mezz 2 L.L.C., Blackstone Real Estate Partners IV L.P., Blackstone Real Estate Partners IV.F L.P., Blackstone Real Estate Partners IV.TE.2 L.P., Blackstone Real Estate Partners (DC) IV.TE.1 L.P., Blackstone Real Estate Partners (DC) IV.TE.2 L.P., Blackstone Real Estate Partners (DC) IV.TE.3-A L.P., Blackstone Real Estate Holdings IV L.P., Blackstone Real Estate Partners V L.P., Blackstone Real Estate Partners V.F L.P., Blackstone Real Estate Partners V.TE.1 L.P., Blackstone Real Estate Partners V.TE.2 L.P., Blackstone Real Estate Partners (AIV) V L.P., and Blackstone Real Estate Holdings V L.P. (together, the “Blackstone Funds”). Each of the Blackstone Funds may act as a selling stockholder. The managing members of BRE/LQJV-NQ L.L.C. are Blackstone Real Estate Partners IV L.P. and Blackstone Real Estate Partners V L.P.

The managing member of BRE/Prime Mezz 2 L.L.C. is BRE/Prime Mezz 3-A L.L.C. The managing member of BRE/Prime Mezz 3-A L.L.C. is BRE/Prime Holdings L.L.C. The managing member of BRE/Prime Holdings L.L.C. is WIH Hotels L.L.C. The managing member of WIH Hotels L.L.C. is Blackstone Real Estate Partners IV L.P.

The general partner of each of Blackstone Real Estate Partners IV L.P., Blackstone Real Estate Partners IV.F L.P., Blackstone Real Estate Partners IV.TE.2 L.P., Blackstone Real Estate Partners (DC) IV.TE.1 L.P., Blackstone Real Estate Partners (DC) IV.TE.2 L.P. and Blackstone Real Estate Partners (DC) IV.TE.3-A L.P. is Blackstone Real Estate Associates IV L.P. The general partner of Blackstone Real Estate Associates IV L.P. is BREA IV L.L.C. The general partner of each of Blackstone Real Estate Partners V L.P., Blackstone Real Estate Partners V.F L.P., Blackstone Real Estate Partners V.TE.1 L.P., Blackstone Real Estate Partners V.TE.2 L.P., and Blackstone Real Estate Partners (AIV) V L.P. is Blackstone Real Estate Associates V L.P. The general partner of Blackstone Real Estate Associates V L.P. is BREA V L.L.C.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The general partner of Blackstone Real Estate Holdings V L.P. is BREP V Side-by-Side GP L.L.C. The general partner of Blackstone Real Estate Holdings IV L.P. is BREP IV Side-by-Side GP L.L.C.

The sole member of each of BREP IV Side-by-Side GP L.L.C. and BREP V Side-by-Side GP L.L.C. and managing member of each of BREA IV L.L.C. and BREA V L.L.C. is Blackstone Holdings II L.P. The general partner of Blackstone Holdings II L.P. is Blackstone Holdings I/II GP Inc. The sole stockholder of Blackstone Holdings I/II GP Inc. is The Blackstone Group L.P. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of the Blackstone entities described in this footnote and Mr. Schwarzman may be deemed to beneficially own the shares directly or indirectly controlled by it or him, but each (other than the Blackstone Funds to the extent of their direct holdings) disclaims beneficial ownership of such shares.

The address of each of Mr. Schwarzman and each of the other entities listed in this footnote is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.

(2)	Beneficial ownership information is based on Company common stock ownership information contained in the Schedule 13G filed with the SEC on October 10, 2018 by FMR LLC.
(3)

Beneficial ownership information is based on LQH Parent common stock ownership information contained in the Amendment No. 3 to Schedule 13G filed on February 14, 2018 on behalf of Eminence Capital, LP (“Eminence Capital”), Eminence GP, LLC (“Eminence GP”) and Ricky C. Sandler (“Mr. Sandler”) and the number of shares of common stock beneficially owned set forth in the table above is based on the distribution ratio and after giving effect to LQH Parent’s reverse stock split and the spin-off. According to the schedule, included in the shares of LQH Parent common stock beneficially owned by Eminence Funds are 10,540 shares over with Mr. Sandler has both sole voting and sole investment power; 9,597,541 shares over which each of Eminence Capital and Mr. Sandler has both shared voting power and shared investment power; and 6,950,942 shares over which Eminence GP has both shared voting power and shared dispositive power.

According to the schedule, the shares of LQH Parent common stock reflected above are held for the accounts of: (i) Eminence Partners, L.P. (“Eminence I”), Eminence Partners II, L.P. (“Eminence II”), Eminence Partners Leveraged, L.P. (“Eminence Leveraged”), Eminence Eaglewood Master, L.P. (“Eminence Eaglewood”), Eminence Partners Long, L.P. (together with Eminence I, Eminence II, Eminence Leveraged and Eminence Eaglewood, the “Partnerships”), as well as Eminence Fund Master, Ltd. (“Eminence Offshore Master Fund”), and Eminence Fund Long, Ltd. (“Eminence Offshore Long”). The Partnerships, Eminence Offshore Master Fund and Eminence Offshore Long are collectively referred to as the “Eminence Funds”; (ii) a separately managed account (the “SMA”); and (iii) family accounts and other related accounts over which Mr. Sandler has investment discretion (the “Family Accounts”).

According to the schedule, Eminence Capital serves as the management company to the Eminence Funds with respect to the shares of LQH Parent common stock directly owned by the Eminence Funds and the investment adviser to the SMA with respect to the shares of LQH Parent common stock directly owned by the SMA. Eminence Capital may be deemed to have voting and dispositive power over the shares held for the accounts of the Eminence Funds and the SMA.

According to the schedule, Eminence GP serves as general partner or manager with respect to the shares of LQH Parent common stock directly owned by the Partnerships and Eminence Offshore Master Fund and may be deemed to have voting and dispositive power over the shares held for the accounts of the Partnerships and Eminence Offshore Master Fund.

According to the schedule, Mr. Sandler is the Chief Executive Officer of Eminence Capital and the Managing Member of Eminence GP and may be deemed to have voting and dispositive power with respect to the shares of LQH Parent common stock directly owned by the Eminence Funds, the SMA and the Family Accounts, as applicable.

The address of the principal business and principal office of Eminence GP, Eminence Capital and Mr. Sandler is 65 East 55th Street, 25th Floor, New York, New York 10022.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

(4)

Beneficial ownership information is based on LQH Parent common stock ownership information contained in the Schedule 13G filed on February 6, 2018 on behalf of Iridian Asset Management LLC (“Iridian”), David L. Cohen (“Cohen”) and Harold J. Levy (“Levy”) and the number of shares of common stock beneficially owned set forth in the table above is based on the distribution ratio and after giving effect to LQH Parent’s reverse stock split and the spin-off. According to the schedule, included in the shares of LQH Parent common stock listed above as beneficially owned by Iridian, Cohen and Levy are 8,937,686 shares over which Iridian, Cohen and Levy have shared voting power and shared dispositive power. According to the schedule, Iridian has direct beneficial ownership of the shares of stock listed above in the accounts for which it serves as the investment adviser under its investment management agreements and Cohen and Levy may be deemed to possess beneficial ownership of the shares beneficially owned by Iridian by virtue of their indirect controlling ownership of Iridian, and having the power to vote and direct the disposition of shares of LQH Parent common stock as joint Chief Investment Officers of Iridian. Cohen and Levy disclaim beneficial ownership of such shares.

The principal business address of the Iridian, Cohen and Levy is 276 Post Road West, Westport, Connecticut 06880-4704.

(5)

Beneficial ownership information is based on LQH Parent common stock ownership information contained in the Amendment No. 1 to Schedule 13G filed on February 9, 2018 on behalf of The Vanguard Group and its wholly owned subsidiaries, Vanguard Fiduciary Trust Company and Vanguard Investments Australia, Ltd and the number of shares of common stock beneficially owned set forth in the table above is based on the distribution ratio and after giving effect to LQH Parent’s reverse stock split and the spin-off. According to the schedule, included in the shares of LQH Parent common stock beneficially owned by The Vanguard Group are 105,125 shares over which The Vanguard Group has sole voting power, 11,985 shares over which The Vanguard Group has shared voting power, 6,554,716 shares over which The Vanguard Group has sole dispositive power and 109,795 shares over which The Vanguard Group has shared dispositive power. According to the schedule, Vanguard Fiduciary Trust Company and Vanguard Investments Australia, Ltd. are the beneficial owners of 97,810 and 19,300 shares, respectively, of LQH Parent common stock.

The address of the principal business office of The Vanguard Group is 100 Vanguard Blvd., Malvern, Pennsylvania 19355

(6)	Includes 462,989 shares of unvested restricted stock.
(7)	Includes 76,435 shares of unvested restricted stock.
(8)	Includes 172,750 shares of unvested restricted stock.
(9)	Includes 146,736 shares of unvested restricted stock.
(10)	Includes 2,546 shares of unvested restricted stock and 548 unvested restricted stock units.
(11)	Includes 2,546 shares of unvested restricted stock.
(12)	Includes 3,572 shares of unvested restricted stock.
(13)	Includes 2,546 shares of unvested restricted stock.
(14)	Messrs. Cutaia and Kim are each employees of Blackstone, but each disclaims beneficial ownership of the shares beneficially owned by Blackstone.
(15)	Includes 3,572 shares of unvested restricted stock.
(16)	Includes 2,546 shares of unvested restricted stock.
(17)	Includes 2,546 shares of unvested restricted stock.
(18)	Includes 3,820 shares of unvested restricted stock.
(19)	Includes 882,604 shares of unvested restricted stock.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

DESCRIPTION OF CAPITAL STOCK

The following description of certain terms of our common stock and preferred stock is a summary and is qualified in its entirety by reference to our charter and bylaws, forms of which are filed as exhibits to the registration statement of which this prospectus forms a part, and by the MGCL. See “Where You Can Find More Information.”

Under “Description of Capital Stock,” “we,” “us,” “our” and “our company” refer to CorePoint Parent and not to any of its subsidiaries.

General

Our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form. Our charter authorizes a majority of our entire board of directors, without stockholder approval, to amend our charter to increase or decrease the aggregate number of shares of stock that we are authorized to issue or the number of authorized shares of any class or series, provided that such shares of stock are junior to or on parity with the Series A preferred stock. Under Maryland law, a stockholder generally is not liable for a corporation’s debts or obligations solely as a result of the stockholder’s status as a stockholder.

Common Stock

Common Stock. Subject to the restrictions on ownership and transfer of our stock discussed below under the caption “—Restrictions on Ownership and Transfer” and the voting rights of holders of outstanding shares of any other class or series of our stock, holders of our common stock are entitled to vote on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our common stock do not have cumulative voting rights in the election of directors.

Holders of our common stock are entitled to receive dividends as and when authorized by our board of directors and declared by us out of assets legally available for the payment of dividends. Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of outstanding shares of any other class or series of our stock having liquidation preferences senior to those of the common stockholders, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common stock do not have preemptive, subscription, redemption, exchange or conversion rights. There are no sinking fund provisions applicable to the common stock. Holders of our common stock generally have no appraisal rights. All shares of our common stock that were outstanding at the time of the completion of the spin-off were fully paid and are nonassessable and have equal dividend and liquidation rights. The preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of our common stock are subject to those of the holders of any shares of our preferred stock or any other class or series of stock we may authorize and issue in the future.

Voting Rights. Under Maryland law, a Maryland corporation generally cannot amend its charter, consolidate, merge, convert, sell all or substantially all of its assets, engage in a statutory share exchange or dissolve unless the action is advised by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. As permitted by Maryland law, our charter provides that any of these actions may be approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter, although, for so long as the stockholders agreement remains in effect, certain amendments to our charter inconsistent with the rights of Blackstone under the stockholders agreement or our charter or bylaws also require Blackstone’s consent. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws.” In addition, because many of our

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

operating assets are held by our subsidiaries, these subsidiaries may be able to merge or sell all or substantially all of their assets without the approval of our stockholders.

Preferred Stock

Cumulative Redeemable Series A Preferred Stock. In connection with La Quinta’s internal organization, prior to the spin-off, we issued 15,000 shares of Series A preferred stock to La Quinta Intermediate Holdings, L.L.C., a wholly owned subsidiary of La Quinta Parent. Such securities were issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving a public offering. La Quinta Intermediate Holdings, L.L.C. privately sold all of the Series A preferred stock to an unrelated third-party investor immediately prior to the completion of the spin-off.

The Series A preferred stock has an aggregate liquidation preference of $15 million, plus any accrued and unpaid dividends thereon. We pay a cash dividend on the Series A preferred stock equal to 13% per annum, payable quarterly. If either our leverage ratio exceeds 7.5 to 1.0 as of the last day of any fiscal quarter, or if an event of default occurs (or has occurred and has not been cured) with respect to the Series A preferred stock, we will be required to pay a cash dividend on the Series A preferred stock equal to 15% per annum. Our dividend rate on the Series A preferred stock will increase to 16.5% per annum if, at any time, we are both in breach of the leverage ratio covenant and an event of default occurs (or has occurred and has not been cured) with respect to the Series A preferred stock. The Series A preferred stock are senior to our common stock with respect to dividends and with respect to dissolution, liquidation or winding up of the Company.

Holders of Series A preferred stock generally have no voting rights. However, without the prior consent of the holders of a majority of the outstanding shares of Series A preferred stock, we are prohibited from (i) issuing any capital stock ranking senior to the Series A preferred stock, (ii) authorizing or issuing any additional shares of Series A preferred stock, (iii) amending our charter in any manner that would adversely affect the Series A preferred stock, or (iv) entering into, amending or altering any provision of any agreement in a manner that could reasonably be expected to be material and adverse to the Series A preferred stock. The holders of the Series A preferred stock also have exclusive voting rights on any amendment to our charter that would alter the contract rights of only the Series A preferred stock. If we are either (a) in arrears on the payment of dividends that were due on the Series A preferred stock on six or more quarterly dividend payment dates, whether or not such dates are consecutive, or (b) in default of our obligations to redeem the preferred stock on the tenth anniversary of its issuance or following a change of control, the preferred shareholders may designate a representative to attend meetings of our board of directors as a non-voting observer until all unpaid preferred stock dividends have either been paid or declared with an amount sufficient for payment set aside for payment, or the shares required to be redeemed have been redeemed, as applicable.

The Series A preferred stock is mandatorily redeemable by us upon the tenth anniversary of the date of issuance. Beginning on the seventh anniversary of the issuance of the Series A preferred stock, we may redeem the outstanding Series A preferred stock for an amount equal to its aggregate liquidation preference, plus any accrued but unpaid dividends. The holders of the Series A preferred stock may also require us to redeem the Series A preferred stock upon a change of control of the Company for an amount equal to its aggregate liquidation preference plus any accrued and unpaid dividends thereon (and a premium if the change of control occurs prior to the seventh anniversary of the issuance of the Series A preferred stock). Holders of Series A preferred stock have certain preemptive rights over issuances by us of any class or series of our stock ranking on parity with the Series A preferred stock.

Shares of the Series A preferred stock may not be transferred until the date that is six months after the date of issuance of the Series A preferred stock and then only in tranches having an aggregate liquidation value of at least $2.5 million.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Due to the fact that the preferred stock is mandatorily redeemable by us, it is classified as a liability on the accompanying condensed consolidated balance sheet as of September 30, 2018. Dividends on these preferred shares are classified as interest expense in the accompanying condensed consolidated statements of operations.

Power to Reclassify and Issue Stock

Our board of directors may, without any action by the holders of our common stock, classify and reclassify any unissued shares of our stock into other classes or series of stock, including one or more classes or series of stock that have priority over our common stock with respect to dividends or upon liquidation, or have voting rights and other rights that differ from the rights of the holders of our common stock, and authorize us to issue the newly-classified shares. Before authorizing the issuance of shares of any new class or series, our board of directors must set, subject to the provisions in our charter relating to the restrictions on ownership and transfer of our stock, the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption for each class or series of stock. These actions may be taken without the approval of holders of our common stock unless such approval is required by applicable law, the terms of any other class or series of our stock or the rules of any stock exchange or automated quotation system on which any of our stock is listed or traded.

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT for U.S. federal income tax purposes, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first taxable year for which an election to be a REIT has been made (i.e., 2018)) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of our stock may be owned, directly, indirectly or through attribution, by five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) during the last half of a taxable year (other than the first taxable year for which an election to be a REIT has been made (i.e., 2018)). In addition, if we or one or more owners of 10% or more of our stock actually or constructively own 10% or more of a tenant of ours or a tenant of any partnership in which we are a partner, the rent received by us either directly or through any such partnership from such tenant generally will not be qualifying income for purposes of the REIT gross income tests of the Code unless the tenant qualifies as a TRS, and the leased property is a “qualified lodging facility” operated by an “eligible independent contractor” under the Code.

An “eligible independent contractor” means, with respect to any “qualified lodging facility,” any “independent contractor” if, at the time such contractor enters into a management agreement to operate such qualified lodging facility, such contractor is actively engaged in the trade or business of operating qualified lodging facilities for any person who is not a related person with respect to us or our TRS lessees. An “independent contractor” means any person (i) who does not own, directly or indirectly, more than 35% of shares of our stock and (ii) if such person is a corporation, not more than 35% of the total combined voting power of whose stock (or 35% of the total shares of all classes of whose stock) or, if such person is not a corporation, not more than 35% of the interest in whose assets or net profits is owned, directly or indirectly, by one or more persons owning 35% or more of the shares of our stock, in each case, taking into account certain attribution rules. Since our stock is regularly traded on an established securities market, only persons who own, directly or indirectly, more than 5% of the shares of our stock are taken into account as owning any of our shares for purposes of applying the 35% limitation in clause (ii) of the preceding sentence (but all of our outstanding shares are considered outstanding to compute the denominator for purpose of determining the applicable percentage of ownership).

To assist us in complying with the limitations on the concentration of ownership of our stock imposed by the Code, among other purposes, our charter contains restrictions on the ownership and transfer of our stock. Subject to the exceptions described below, no person or entity (other than a person or entity that has been granted an exemption) may directly or indirectly, beneficially own, or be deemed to own by virtue of the applicable

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

constructive ownership provisions of the Code, more than 9.8%, in value or by number of shares, whichever is more restrictive, of our outstanding common stock, or more than 9.8% in value of our outstanding stock. We refer to these restrictions, collectively, as the “ownership limit.”

The constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of our outstanding common stock or 9.8% of our outstanding stock, or the acquisition of an interest in an entity that owns our stock, could, nevertheless, cause the acquirer or another individual or entity to own our stock in excess of the ownership limit.

Our board of directors may, upon receipt of certain representations and agreements and in its sole discretion, prospectively or retroactively, waive the ownership limit and may establish or increase a different limit on ownership, or excepted holder limit, for a particular stockholder if the stockholder’s ownership in excess of the ownership limit would not result (i) in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT (including, but not limited to, as a result of any “eligible independent contractor” that operates a “qualified lodging facility” (as such terms are defined in Section 856(d)(9)(A) and Section 856(d)(9)(D) of the Code, respectively) on behalf of our TRS lessees failing to qualify as such), (ii) any person beneficially owning shares of our stock to the extent such ownership would result in our failing to qualify as a “domestically controlled qualified investment entity” within the meaning of Section 897(h) of the Code or (iii) any person beneficially or constructively owning shares of our stock to the extent that such ownership could result in us owning a 10% or greater interest in a tenant (as described in Section 856(d)(2)(B) of the Code), if the income so derived by us from such tenant for our taxable year during which such determination is being made could reasonably be expected to equal or exceed 1% of our gross income. As a condition of granting a waiver of the ownership limit or creating an excepted holder limit, our board of directors may, but is not required to, require an opinion of counsel or IRS ruling satisfactory to our board of directors as it may deem necessary or advisable to determine or ensure our status as a REIT and may impose such other conditions or restrictions as it deems appropriate. Our board of directors has granted an exemption from the ownership limit to Blackstone.

In connection with granting a waiver of the ownership limit or creating or modifying an excepted holder limit, or at any other time, our board of directors may increase or decrease the ownership limit unless, after giving effect to any increased or decreased ownership limit, five or fewer persons could beneficially own, in the aggregate, more than 49.9% in value of the shares of our stock then outstanding or we would otherwise fail to qualify as a REIT (including, but not limited to, as a result of any “eligible independent contractor” that operates a “qualified lodging facility” (as such terms are defined in Section 856(d)(9)(A) and Section 856(d)(9)(D) of the Code, respectively) on behalf of our TRS lessees failing to qualify as such). In addition, our board of directors may not increase or decrease the ownership limit if such increased or decreased ownership limit would result in (i) any person beneficially owning shares of our stock to the extent such ownership would result in our failing to qualify as a “domestically controlled qualified investment entity” within the meaning of Section 897(h) of the Code or (ii) any person beneficially or constructively owning shares of our stock to the extent that such ownership could result in us owning a 10% or greater interest in a tenant (as described in Section 856(d)(2)(B) of the Code), if the income so derived by us from such tenant for our taxable year during which such determination is being made could reasonably be expected to equal or exceed 1% of our gross income. A decreased ownership limit will not apply to any person or entity whose percentage of ownership of our stock is in excess of the decreased ownership limit until the person or entity’s ownership of our stock equals or falls below the decreased ownership limit, but any further acquisition of our stock will be subject to the decreased ownership limit.

Our charter also prohibits:

•

any person from beneficially or constructively owning shares of our stock that would result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT;

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•

any person from beneficially or constructively owning shares of our stock that would cause any hotel manager or operator, including La Quinta Parent, to fail to qualify as an “eligible independent contractor” that operates a “qualified lodging facility” (as such terms are defined in Section 856(d)(9)(A) and Section 856(d)(9)(D) of the Code, respectively) on behalf of our TRS lessees;

•	any person from transferring shares of our stock if the transfer would result in shares of our stock being beneficially owned by fewer than 100 persons;

•

any person from beneficially owning shares of our stock to the extent such ownership would result in our failing to qualify as a “domestically controlled qualified investment entity” within the meaning of Section 897(h) of the Code; and

•

beneficially or constructively owning shares of our stock to the extent that such ownership could result in us owning a 10% or greater interest in a tenant (as described in Section 856(d)(2)(B) of the Code), if the income so derived by us from such tenant for our taxable year during which such determination is being made could reasonably be expected to equal or exceed 1% of our gross income (as determined for purposes of Section 856(c) of the Code).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limit or any of the other restrictions on ownership and transfer of our stock, and any person who is the intended transferee of shares of our stock that are transferred to a trust for the benefit of one or more charitable beneficiaries described below, must give immediate written notice to us of such an event or, in the case of a proposed or attempted transfer, give at least 15 days’ prior written notice to us and must provide us with such other information as we may request to determine the effect of the transfer on our status as a REIT. The provisions of our charter relating to the restrictions on ownership and transfer of our stock will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT, or that compliance is no longer required in order for us to qualify as a REIT.

Any attempted transfer of our stock that, if effective, would result in our stock being beneficially owned by fewer than 100 persons will be null and void and the intended transferee shall acquire no rights in such shares. Any attempted transfer of our stock that, if effective, would result in (i) a violation of the ownership limit (or other exempted holder limit established by our charter or our board of directors), (ii) our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or our otherwise failing to qualify as a REIT, (iii) any hotel manager or operator, including La Quinta Parent, failing to qualify as an “eligible independent contractor” that operates a “qualified lodging facility” (as such terms are defined in Section 856(d)(9)(A) and Section 856(d)(9)(D) of the Code, respectively) on behalf of our TRS lessees, (iv) our failing to qualify as a “domestically controlled qualified investment entity” within the meaning of Section 897(h) of the Code or (v) any person beneficially or constructively owning shares of our stock to the extent that such ownership could result in us owning a 10% or greater interest in a tenant (as described in Section 856(d)(2)(B) of the Code), if the income so derived by us from such tenant for our taxable year during which such determination is being made could reasonably be expected to equal or exceed 1% of our gross income will cause the number of shares causing the violation (rounded up to the nearest whole share) to be transferred automatically to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in the shares. The automatic transfer will be effective as of the close of business on the business day before the date of the attempted transfer or other event that resulted in a transfer to the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent a violation of the applicable restrictions on ownership and transfer of our stock, then the attempted transfer that, if effective, would have resulted in (i) a violation of the ownership limit (or other limit established by our charter or our board of directors), (ii) our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or our otherwise failing to qualify as a REIT, (iii) any hotel manager or operator, including La Quinta Parent, failing to qualify as an “eligible independent contractor” that operates a “qualified lodging facility” (as such terms are defined in Section 856(d)(9)(A) and Section 856(d)(9)(D) of the Code, respectively) on behalf of our TRS lessees, (iv) our

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

failing to qualify as a “domestically controlled qualified investment entity” or (v) any person beneficially or constructively owning shares of our stock to the extent that such ownership could result in us owning a 10% or greater interest in a tenant (as described in Section 856(d)(2)(B) of the Code), if the income so derived by us from such tenant for our taxable year during which such determination is being made could reasonably be expected to equal or exceed 1% of our gross income, will be null and void.

Shares of our stock held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares of our stock held in the trust and will have no rights to dividends and no rights to vote or other rights attributable to the shares of our stock held in the trust. The trustee of the trust will exercise all voting rights and receive all dividends and other distributions with respect to shares held in the trust for the exclusive benefit of the charitable beneficiary of the trust. Any dividend or other distribution paid before we discover that the shares have been transferred to a trust as described above must be repaid by the recipient to the trustee upon demand and any dividend or other distribution authorized but unpaid shall be paid when due to the trustee. Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority to rescind as void any vote cast by a proposed transferee before our discovery that the shares have been transferred to the trust and to recast the vote in the sole discretion of the trustee. However, if we have already taken irreversible corporate action, then the trustee may not rescind or recast the vote.

Within 20 days of receiving notice from us of a transfer of shares to the trust, the trustee must sell the shares to a person that would be permitted to own the shares without violating the ownership limit or the other restrictions on ownership and transfer of our stock in our charter. After the sale of the shares, the interest of the charitable beneficiary in the shares transferred to the trust will terminate and the trustee must distribute to the proposed transferee an amount equal to the lesser of:

•

the price paid by the proposed transferee for the shares or, if the event that resulted in the transfer to the trust did not involve a purchase of such shares at market price, which generally will be the last sales price reported on the NYSE, the market price on the last trading day before the day of the event that resulted in the transfer of such shares to the trust; and

•	the sales proceeds (net of commissions and other expenses of sale) received by the trust for the shares.

The trustee may reduce the amount payable to the proposed transferee by the amount of dividends and distributions which have been paid to the proposed transferee and are owned by the proposed transferee to the trust pursuant to the terms of our charter. The trustee must distribute any remaining funds held by the trust with respect to the shares to the charitable beneficiary. If the shares are sold by the proposed transferee before we discover that they have been transferred to the trust, the shares will be deemed to have been sold on behalf of the trust and the proposed transferee must pay to the trustee, upon demand, the amount, if any, that the proposed transferee received in excess of the amount that the proposed transferee would have received had the shares been sold by the trustee.

Shares of our stock held in the trust will be deemed to be offered for sale to us, or our designee, at a price per share equal to the lesser of:

•

the price per share in the transaction that resulted in the transfer to the trust or, if the event that resulted in the transfer to the trust did not involve a purchase of such shares at market price, the market price on the last trading day before the day of the event that resulted in the transfer of such shares to the trust; and

•	the market price on the date we accept, or our designee accepts, such offer.

We may accept the offer until the trustee has otherwise sold the shares of our stock held in the trust. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee must distribute the net proceeds of the sale to the proposed transferee and distribute any dividends or other distributions held by

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

the trustee with respect to the shares to the charitable beneficiary. We may reduce the amount payable to the proposed transferee by the amount of dividends and distributions which have been paid to the proposed transferee and are owed by the proposed transferee to the trust pursuant to the terms of our charter.

Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of our stock, within 30 days after the end of each taxable year, must give us written notice stating the person’s name and address, the number of shares of each class and series of our stock that the person beneficially owns and a description of the manner in which the shares are held. Each such owner also must provide us with any additional information that we request to determine the effect, if any, of the person’s beneficial ownership on our status as a REIT and to ensure compliance with the ownership limit. In addition, any person or entity that is a beneficial owner or constructive owner of shares of our stock and any person or entity (including the stockholder of record) who is holding shares of our stock for a beneficial owner or constructive owner must, on request, disclose to us in writing such information as we may request to determine our status as a REIT or to comply, or determine our compliance, with the requirements of any governmental or taxing authority.

If our board of directors authorizes any of our shares to be represented by certificates, the certificates will bear a legend referring to the restrictions described above.

These restrictions on ownership and transfer of our stock could delay, defer or prevent a transaction or a change of control of us that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

REIT Qualification

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without approval of our stockholders, if we determine that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

The following summary of certain provisions of Maryland law and of our charter and bylaws is a summary and is qualified in its entirety by reference to our charter and bylaws, forms of which are filed as exhibits to the registration statement of which this prospectus forms a part, and by the MGCL. See “Where You Can Find More Information.”

Under “Certain Provisions of Maryland Law and of Our Charter and Bylaws,” “we,” “us,” “our” and “our company” refer to CorePoint Parent and not to any of its subsidiaries.

Election and Removal of Directors

Our charter and bylaws provide that the number of our directors may be established only by our board of directors but may not be more than 15 or fewer than the minimum number permitted by the MGCL, which is one. As provided in the stockholders agreement, for so long as the stockholders agreement remains in effect, any action by our board of directors to increase or decrease the size of our board of directors requires the consent of Blackstone. For so long as the stockholders agreement remains in effect, our bylaws require that, in order for an individual to qualify to be nominated or to serve as a director of our company, the individual must have been nominated and elected in accordance with the stockholders agreement, including the requirement that we must nominate a certain number of directors designated by Blackstone from time to time described under “Certain Relationships and Related Party Transactions—Stockholders Agreement.” There is no cumulative voting in the election of directors, and a director may be elected by a plurality of the votes cast in the election of directors.

Our charter provides that any vacancy on our board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum of the board of directors.

Our charter provides that a director may be removed with or without cause by the affirmative vote of stockholders entitled to cast a majority of the votes entitled to be cast generally in the election of directors, except that, for so long as the stockholders agreement remains in effect, the removal of a Blackstone Director will require the consent of Blackstone and Blackstone will be required to consent to any amendment to our charter to amend or modify this consent requirement. Additionally, under our Corporate Governance Guidelines, directors who fail to receive a majority of the votes cast in uncontested elections will be required to submit their resignation to our board of directors.

Amendment to Charter and Bylaws

Except as described below and as provided in the MGCL, amendments to our charter must be advised by our board of directors and approved by the affirmative vote of our stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. Our bylaws may be amended by our board of directors or by the affirmative vote of 80% of the votes entitled to be cast on the matter by stockholders entitled to vote generally in the election of directors. Certain amendments to the provisions of our charter, as described in this section, require the consent of Blackstone. In addition, the provisions of our bylaws prohibiting our board of directors from (i) revoking, altering or amending its resolution exempting any business combination from the “business combination” provisions of the MGCL or (ii) amending the bylaw provision exempting any acquisition of our stock by any person from the “control share” provisions of the MGCL, in each case, require the approval of the affirmative vote of a majority of the votes cast on the matter by stockholders entitled to vote generally in the election of directors.

Business Combinations

Under the MGCL, certain “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, statutory share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock; or

•

an affiliate or associate of the corporation who, at any time within the two-year period immediately before the date in question, was the beneficial owner of 10% or more of the voting power of the corporation’s then outstanding voting stock.

A person is not an interested stockholder under the MGCL if the corporation’s board of directors approves in advance the transaction by which the person otherwise would have become an interested stockholder. In approving the transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and the interested stockholder generally must be recommended by the corporation’s board of directors and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•

two-thirds of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under the MGCL, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The MGCL permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our board of directors will adopt a resolution exempting any transactions between us and any other person. Consequently, the five-year prohibition and the super-majority vote requirements will not apply to business combinations involving us. Our bylaws provide that this resolution or any other resolution of our board of directors exempting any business combination from the business combination provisions of the MGCL may only be revoked, altered or amended, and our board of directors may only adopt any resolution inconsistent with this resolution, with the affirmative vote of a majority of the votes cast on the matter by our stockholders entitled to vote generally in the election of directors. In the event that our board of directors amends or revokes this resolution, business combinations between us and an interested stockholder or an affiliate of an interested stockholder that are not exempted by our board of directors will be subject to the five-year prohibition and the super-majority vote requirements.

Control Share Acquisitions

The MGCL provides that a holder of control shares of a Maryland corporation acquired in a control share acquisition has no voting rights with respect to the control shares except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock that, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiror is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiror does not deliver an acquiring person statement as required by the statute, then the corporation may, subject to certain limitations and conditions, redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or, if the corporation holds a meeting of stockholders at which the voting rights of the shares are considered and not approved, as of the date of such meeting. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to exercise or direct the exercise of a majority of the voting power, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting any acquisition of our stock by any person from the foregoing provisions on control shares, and the board of directors are not permitted to amend this provision of our bylaws without the affirmative vote of a majority of the votes cast on the matter by our stockholders entitled to vote generally in the election of directors. In the event that our bylaws are amended to modify or eliminate this provision, acquisitions of our common stock may constitute a control share acquisition.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to be subject to any or all of five provisions, including:

•	a classified board;

•	a two-thirds vote of outstanding shares to remove a director;

•	a requirement that the number of directors be fixed only by vote of the board of directors;

•

a requirement that a vacancy on the board of directors be filled only by the affirmative vote of a majority of the remaining directors and that such director filling the vacancy serve for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is duly elected and qualifies; and

•	a provision that a special meeting of stockholders must be called upon the written request of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

We elected in our charter to be subject to the provision of Subtitle 8 that provides that vacancies on our board of directors may be filled only by the remaining directors. We have not elected to be subject to any of the other provisions of Subtitle 8, including the provisions that would permit us to classify our board of directors or increase the vote required to remove a director without stockholder approval. Moreover, our charter provides that, without the affirmative vote of a majority of the votes cast on the matter by our stockholders entitled to vote generally in the election of directors, we may not elect to be subject to any of these additional provisions of Subtitle 8. We do not have a classified board and, subject to the right of Blackstone to consent to the removal of any Blackstone Director, a director may be removed with or without cause by the affirmative vote of a majority of the votes entitled to be cast generally in the election of directors.

Through provisions in our charter unrelated to Subtitle 8, we (1) vest in our board of directors the exclusive power to fix the number of directors, subject to Blackstone’s right under the stockholders agreement to consent to any change in the number of directors (subject to the rights of any class or series of preferred stock), and (2) require the request of stockholders entitled to cast a majority of the votes entitled to be cast at the meeting to call a special meeting (unless the special meeting is called either by our board of directors, the chairman of our board of directors or our president, chief executive officer or secretary or at the request of Blackstone as described below under the caption “—Special Meetings of Stockholders”).

Special Meetings of Stockholders

Our board of directors, the chairman of our board of directors or our president, chief executive officer or secretary may call a special meeting of our stockholders. Our charter and bylaws provide that a special meeting of our stockholders to act on any matter that may properly be considered at a meeting of our stockholders must also be called by our secretary upon the written request of stockholders entitled to cast a majority of all the votes entitled to be cast on such matter at the meeting and containing the information required by our bylaws, or, for so long as Blackstone and its affiliates together continue to beneficially own at least 25% of the shares of our common stock entitled to vote generally in the election of directors, Blackstone, and, for so long as the stockholders agreement remains in effect, a special meeting to act on the removal of one or more Blackstone Directors must be called by our secretary upon written request by Blackstone.

Stockholder Action by Written Consent

The MGCL generally provides that, unless the charter of the corporation authorizes stockholder action by less than unanimous consent, stockholder action may be taken by consent in lieu of a meeting only if it is given by all stockholders entitled to vote on the matter. Our charter authorizes and our bylaws provide that stockholder action may be taken without a meeting if a consent, setting forth the action so taken, is given by stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our common stock entitled to vote thereon were present and voted. All stockholders not consenting to an action taken without a meeting must receive notice of the action within ten days of the effective date of the action.

Competing Interests and Activities of Our Non-Employee Directors

Our charter, to the maximum extent permitted from time to time by Maryland law, renounces any interest or expectancy that we have in, or any right to be offered an opportunity to participate in, any business opportunities that are from time to time presented to or developed by our directors or their affiliates, other than to those directors who are employed by us or our subsidiaries, unless the business opportunity is expressly offered or made known to such person in his or her capacity as a director.

Our charter provides that, to the maximum extent permitted from time to time by Maryland law, none of Blackstone or any of its affiliates, or any director who is not employed by us or any of his, her or its affiliates, have any duty to refrain from (1) engaging in similar lines of business in which we or our affiliates now engage

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or propose to engage or (2) otherwise competing with us or our affiliates, and Blackstone and each of our non-employee directors (including those designated by Blackstone), and any of their respective affiliates, may (a) acquire, hold and dispose of shares of our stock or other equity interests, including units of partnership interest in CorePoint OP for his, her or its own account or for the account of others, and exercise all of the rights of a stockholder of us or a limited partner of CorePoint OP, to the same extent and in the same manner as if he, she or it were not our director or stockholder, and (b) in his, her or its personal capacity, or in his or her capacity as a director, officer, trustee, stockholder, partner, member, equity owner, manager, advisor or employee of any other person, have business interests and engage, directly or indirectly, in business activities that are similar to ours or compete with us, that we could seize and develop or that include the acquisition, syndication, holding, management, development, operation or disposition of interests in mortgages, real property or persons engaged in the lodging or real estate business. In addition, our charter provides that, to the maximum extent permitted from time to time by Maryland law, in the event that Blackstone, any non-employee director or any of their respective affiliates acquires knowledge of a potential transaction or other business opportunity, such person has no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and such person may take any such opportunity for himself, herself or itself or offer it to another person or entity unless the business opportunity is expressly offered to such person in his or her capacity as our director. Furthermore, our charter contains a provision intended to eliminate the liability of Blackstone, any director who is not employed by us or any of their affiliates to us or our stockholders for money damages in connection with any benefit received, directly or indirectly, from any transaction or business opportunity that we have renounced in our charter or otherwise and permit our directors and officers to be indemnified and advanced expenses, notwithstanding his, her or its receipt, directly or indirectly, of a personal benefit from any such transaction or opportunity. Our charter provides that, for so long as the stockholders agreement remains in effect, this provision of our charter may not be amended without the consent of Blackstone.

Advance Notice of Director Nomination and New Business

Our bylaws provide that nominations of individuals for election as directors and proposals of business to be considered by stockholders at any annual meeting may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our board of directors or (3) by any stockholder who was a stockholder of record at the record date set by our board of directors for the purposes of determining stockholders entitled to vote at the annual meeting, at the time of provision of notice and at the time of the meeting, who is entitled to vote at the meeting in the election of the individuals so nominated or on such other proposed business and who has complied with the advance notice procedures of our bylaws. Stockholders generally must provide notice to our secretary not earlier than the 150th day or later than 5:00 p.m., Eastern time, on the 120th day before the first anniversary of the date of our proxy statement for the preceding year’s annual meeting provided, that for notice of any nomination or other business to be properly brought before the first annual meeting of our stockholders convened after the closing of the spin-off of the Common Stock, to be timely, a stockholder’s notice shall set forth all information required by, and be delivered in accordance with, our bylaws, with the period to be calculated as though the date of the proxy statement for the preceding year’s annual meeting had been April 1, and the date of such meeting had been June 1 of the preceding calendar year.

Our bylaws provide that only the business specified in the notice of the meeting may be brought before a special meeting of our stockholders. Nominations of individuals for election as directors at a special meeting of stockholders may be made only (1) by or at the direction of our board of directors or (2) if the special meeting has been called in accordance with our bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record at the record date set by our board of directors for the purposes of determining stockholders entitled to vote at the special meeting, at the time of provision of notice and at the time of the special meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice procedures of our bylaws. Stockholders generally must provide notice to our secretary not earlier than the 120th day before such special meeting or later than 5:00 p.m., Eastern time, on the later of the 90th day before the special meeting or the tenth day after the first public announcement of the date of the special meeting and the nominees of our board of directors to be elected at the meeting.

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associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

A stockholder’s notice must contain certain information specified by our bylaws about the stockholder, its affiliates and any proposed business or nominee for election as a director, including information about the economic interest of the stockholder, its affiliates and any proposed nominee in us.

Effect of Certain Provisions of Maryland Law and Our Charter and Bylaws

The restrictions on ownership and transfer of our stock discussed under the caption “Description of Capital Stock—Restrictions on Ownership and Transfer” prevent any person from acquiring more than 9.8% (in value or by number of shares, whichever is more restrictive) of our outstanding common stock or more than 9.8% in value of our outstanding stock without the approval of our board of directors. These provisions, as well as Blackstone’s right to designate certain individuals whom we must nominate for election as directors, may delay, defer or prevent a change in control of us. Further, a majority of our entire board of directors (without any action by our stockholders) has the power to increase the aggregate number of authorized shares and classify and reclassify any unissued shares of our stock into other classes or series of stock, and to authorize us to issue the newly-classified shares, as discussed under the captions “Description of Capital Stock—Common Stock” and “—Power to Reclassify and Issue Stock,” and could authorize the issuance of shares of common stock or another class or series of stock, including a class or series of preferred stock, that could have the effect of delaying, deferring or preventing a change in control of us. We believe that the power to increase the aggregate number of authorized shares and to classify or reclassify unissued shares of common or preferred stock, without approval of holders of our common stock, provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise.

Our charter and bylaws also provide that the number of directors may be established only by our board of directors (subject to Blackstone’s right to consent to changes in the number of our directors for so long as the stockholders agreement remains in effect), which prevents our stockholders from increasing the number of our directors and filling any vacancies created by such increase with their own nominees. The provisions of our bylaws discussed above under the captions “—Special Meetings of Stockholders,” “—Stockholder Action by Written Consent” and “—Advance Notice of Director Nomination and New Business” require stockholders (other than Blackstone, to the extent described above) seeking to call a special meeting, act by written consent, nominate an individual for election as a director or propose other business at an annual meeting to comply with certain notice and information requirements. We believe that these provisions help to assure the continuity and stability of our business strategies and policies as determined by our board of directors and promote good corporate governance by providing us with clear procedures for calling special meetings, acting by written consent, information about a stockholder proponent’s interest in us and adequate time to consider stockholder nominees and other business proposals. However, these provisions, alone or in combination, could make it more difficult for our stockholders to remove incumbent directors or fill vacancies on our board of directors with their own nominees and could delay, defer or prevent a change in control, including a proxy contest or tender offer that might involve a premium price for our common stockholders or otherwise be in the best interest of our stockholders.

Exclusive Forum

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the U.S. District Court for the District of Maryland, Baltimore Division, is the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of any duty owed by any of our directors, officers or other employees to us or to our stockholders, (c) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the MGCL or our charter or bylaws or (d) any action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our stock will be deemed to have notice of and consented to the provisions of our charter and bylaws, including the exclusive forum provisions in our bylaws. This choice of forum provisions may limit a

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stockholder’s ability to bring a claim in a judicial forum that the stockholder believes is favorable for such disputes and may discourage lawsuits against us and any of our directors, officers or other employees. We believe that requiring these claims to be filed in a single court in Maryland is advisable because (i) litigating these claims in a single court avoids unnecessarily redundant, inconvenient, costly and time-consuming litigation in multiple forums and (ii) Maryland courts are authoritative on matters of Maryland law and Maryland judges have more experience in dealing with issues of Maryland corporate law than judges in any other state.

Limitation of Liability and Indemnification of Directors and Officers

Maryland law permits us to include a provision in our charter eliminating the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains a provision that eliminates our directors’ and officers’ liability to us and our stockholders for money damages to the maximum extent permitted by Maryland law.

The MGCL requires us (unless our charter were to provide otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party to, or witness in, by reason of his or her service in that capacity. The MGCL permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party to, or witness in, by reason of their service in those or certain other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

The MGCL prohibits us from indemnifying a director or officer who has been adjudged liable in a suit by us or on our behalf or in which the director or officer was adjudged liable on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received; however, indemnification for an adverse judgment in a suit by us or on our behalf, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits us to advance reasonable expenses to a director or officer upon our receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

To the maximum extent permitted by Maryland law, our charter authorizes us to indemnify any person who serves or has served, and our bylaws obligate us to indemnify any individual who is made or threatened to be made a party to or witness in a proceeding by reason of his or her service:

•	as our director or officer; or

•

while a director or officer and at our request, as a director, officer, partner, manager, member or trustee of another corporation, REIT, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise,

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in each case, from and against any claim or liability to which he or she may become subject or that he or she may incur by reason of his or her service in any of these capacities, and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served any of our predecessors in any of the capacities described above and any employee or agent of us or any of our predecessors.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers as described in “Certain Relationships and Related Party Transactions—Indemnification Agreements.” Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences of an investment in our common stock and our election to be taxed as a REIT becomes effective. For purposes of this section, references to “CorePoint Parent,” “we,” “our” and “us” generally mean only CorePoint Lodging Inc. and not its subsidiaries or other lower-tier entities, except as otherwise indicated, and references to La Quinta Parent generally means only La Quinta Holdings Inc. and not its subsidiaries or other lower-tier entities, except as otherwise indicated. This summary is based on the Code, the Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect as of the date of this prospectus and all of which are subject to differing interpretations and may change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below. This summary does not discuss all tax considerations that may be relevant to stockholders in light of their particular circumstances, nor does it address the consequences to stockholders subject to special treatment under the U.S. federal income tax laws, such as:

•	persons acting as nominees or otherwise not as beneficial owners;

•	dealers or traders in securities or currencies;

•	broker-dealers;

•	traders in securities that elect to use the mark to market method of accounting;

•	tax-exempt entities (except to the extent discussed below);

•	cooperatives;

•	banks, trusts, financial institutions or insurance companies;

•	persons who acquire shares of our common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	stockholders who own, or are deemed to own, at least 10% or more, by voting power or value, of our equity;

•

holders owning our common stock as part of a position in a straddle or as part of a hedging, conversion, constructive sale, synthetic security, integrated investment, or other risk reduction transaction for U.S. federal income tax purposes;

•	holders subject to the income recognition rules of Section 451(b) of the Code;

•	regulated investment companies;

•	REITs;

•	governments;

•	non-U.S. stockholders (except to the extent discussed below);

•	former citizens or former long-term residents of the United States;

•	holders who are subject to the alternative minimum tax;

•	pass-through entities (such as entities treated as partnerships for U.S. federal income tax purposes); or

•	persons that own our common stock through partnerships or other pass-through entities.

This summary does not address the U.S. federal income tax consequences to our stockholders who do not hold shares of our common stock as a capital asset. Moreover, this summary does not address any state, local, or foreign tax consequences, or any estate or gift tax consequences, or tax consequences other than U.S. federal income tax consequences.

If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner in that partnership generally will

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depend on the status of the partner and the activities of the partnership. Such a partner or partnership is urged to consult its tax advisor as to the tax consequences of an investment in our common stock.

YOU ARE URGED TO CONSULT WITH YOUR TAX ADVISOR AS TO THE SPECIFIC U.S. FEDERAL, STATE AND LOCAL, AND NON-U.S. TAX CONSEQUENCES OF HOLDING OUR COMMON STOCK IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND THE EFFECT OF POSSIBLE CHANGES IN LAW THAT MIGHT AFFECT THE TAX CONSEQUENCES DESCRIBED IN THIS PROSPECTUS.

Taxation of CorePoint Parent

For U.S. federal income tax purposes, we intend to make an election to be taxed as a REIT, effective May 31, 2018, with the filing of our U.S. federal income tax return for the year ending December 31, 2018. We believe that we are organized and operate in a REIT-qualified manner and we intend to continue to operate as such. Our qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under “—Requirements for Qualification—General.” While we believe that we are organized and have operated and we intend to continue to be organized and operate so that we qualify to be taxed as a REIT, no assurance can be given that the IRS will not challenge our qualification or that we will be able to operate in accordance with the REIT requirements in the future. See “—Taxation of REITs in General—Failure to Qualify.” The sections of the Code that relate to our qualification and operation as a REIT are highly technical and complex. This discussion sets forth the material aspects of the section of the Code that govern the U.S. federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, relevant rules and Treasury regulations, and related administrative and judicial interpretations.

The law firm of Simpson Thacher & Bartlett LLP has acted as our tax counsel in connection with this offering. We have received an opinion of Simpson Thacher & Bartlett LLP to the effect that commencing with our taxable year beginning May 31, 2018, we have been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and that our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code for our taxable year ending December 31, 2018, and future taxable years. It must be emphasized that the opinion of Simpson Thacher & Bartlett LLP is based on various assumptions relating to our organization and operation, and is conditioned upon factual representations and covenants made by our management regarding our organization, assets, income, the present and future conduct of our business operations, and other items regarding our ability to meet the various requirements for qualification as a REIT, and assumes that such representations and covenants are accurate and complete and that we will take no action inconsistent with our qualification as a REIT. Simpson Thacher & Bartlett LLP has not currently undertaken to review our compliance with the applicable REIT qualification requirements on a continuing basis, nor will they do so in the future. Accordingly, no assurance can be given that the actual results of our operations, the sources of our income, the nature of our assets, the level of our distributions to stockholders and the diversity of our share ownership, and/or changes in the actual or constructive ownership of us and La Quinta Parent, which is intended to be an “eligible independent contractor” within the meaning of Code Section 856(d)(9) with respect to us for any given year, should permit us to satisfy the requirements under the Code for qualification and taxation as a REIT. While we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by Simpson Thacher & Bartlett LLP or by us that we will qualify as a REIT for any particular year. The opinion is expressed as of the date issued, Simpson Thacher & Bartlett LLP will have no obligation to advise us or our stockholders of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions. Simpson Thacher & Bartlett LLP’s opinion does not foreclose the possibility that we may have to utilize one or more of the REIT savings provisions discussed below, which could require us to pay an excise tax or penalty tax (which

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could be significant in amount) in order to maintain our REIT qualification. We have not requested, and do not plan to request, any rulings from the IRS that we qualify as a REIT.

Taxation of REITs in General

Provided that we qualify to be taxed as a REIT, generally we will be entitled to a deduction for dividends that we pay and therefore will not be subject to U.S. federal corporate income tax on our net REIT taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” at the corporate and stockholder levels that generally results from an investment in a C corporation. A “C corporation” is a corporation that generally is required to pay U.S. federal income tax at the corporate level. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when the income is distributed. In general, the income that we generate is taxed only at the stockholder level upon a distribution of dividends to our stockholders.

U.S. Stockholders (as defined below under “—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders”) that are individuals, trusts or estates are taxed on corporate dividends at a maximum U.S. federal income tax rate of 20% (the same rate applicable to long-term capital gains). Dividends from us or from other entities that are taxed as REITs, however, are generally not eligible for this rate but may be eligible for certain deductions. The highest marginal noncorporate U.S. federal income tax rate applicable to ordinary income is 37%. See “—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders—Distributions.”

Any net operating losses, foreign tax credits and other tax attributes generally do not pass through to our stockholders, subject to special rules for certain items such as the capital gains that we recognize. See “—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders—Distributions.”

Even if we qualify to be taxed as a REIT, we will nonetheless be subject to U.S. federal tax in the following circumstances:

•	We will be taxed at the regular corporate rate on any undistributed net taxable income, including undistributed net capital gains.

•

If we have net income from prohibited transactions, which are, in general, sales or other dispositions of inventory or property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See “—Prohibited Transactions” and “—Foreclosure Property.”

•

If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or certain leasehold terminations as “foreclosure property,” we may thereby avoid the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 21%).

•

If we fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification to be taxed as a REIT because we satisfy other requirements, we will be subject to a 100% tax on an amount based on the magnitude of the failure, as adjusted to reflect the profit margin associated with our gross income.

•

If we violate the asset tests (other than certain de minimis violations) or other requirements applicable to REITs, as described below, and yet maintain our qualification to be taxed as a REIT because there is reasonable cause for the failure and other applicable requirements are met, we may be subject to a penalty tax. In that case, the amount of the penalty tax will be at least $50,000 per failure, and, in the case of certain asset test failures, will be determined as the amount of net income generated by the non-qualifying assets in question multiplied by the highest corporate tax rate (currently 21%) if that amount exceeds $50,000 per failure.

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•

If we fail to distribute during each calendar year at least the sum of (1) 85% of our ordinary income for such year, (2) 95% of our capital gain net income for such year and (3) any undistributed net taxable income from prior periods, we will be subject to a nondeductible 4% excise tax on the excess of the required distribution over the sum of (a) the amounts that we actually distributed (taking into account excess distributions from prior years) and (b) the amounts we retained and upon which we paid income tax at the corporate level.

•

We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders, as described below in “— Requirements for Qualification—General.”

•	A 100% tax may be imposed on items of income and expense relating to transactions between us and a TRS that do not reflect arm’s-length terms.

•

If we recognize gain on the disposition of any asset (i) held by us on May 31, 2018 (the day when our election to be subject to tax as a REIT is expected to become effective) or (ii) we acquire from a corporation that is not a REIT (e.g., a C corporation) in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis in the hands of the C corporation, in each case during the five-year period following such effectiveness of our REIT election or such acquisition, as applicable, then we will owe tax at the corporate U.S. federal income tax rate on the lesser of (1) the excess of the fair market value of the asset on the effective date of our election to be subject to tax as a REIT or the date we acquired the asset, as applicable, over our basis in the asset at such time, and (2) the gain recognized upon the disposition of such asset. The results described in this paragraph with respect to the recognition of gain assume that the C corporation will refrain from making an election to receive different treatment under applicable Treasury regulations on its tax return for the year in which we acquire the asset from the C corporation.

•

We may elect to retain and pay income tax on our net long-term capital gain. In that case, a stockholder would include its proportionate share of our undistributed long-term capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, would be deemed to have paid the tax that we paid on such gain, and would be allowed credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the stockholder’s basis in our stock.

•	The earnings of our TRSs generally will be subject to U.S. federal corporate income tax.

In addition, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local, and foreign income, property, gross receipts and other taxes on our assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification—General

The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)	that would be taxable as a domestic corporation but for its election to be subject to tax as a REIT;

(4)	that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

(5)	the beneficial ownership of which is held by 100 or more persons;

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(6)

in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include specified tax-exempt entities);

(7)

that makes an election to be a REIT for the current taxable year, or has made such an election for a previous taxable year that has not been revoked or terminated, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status; and

(8)	that meets other tests described below, including with respect to the nature of its income and assets.

The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) need not be met during a corporation’s initial tax year as a REIT (which, in our case, will be 2018). Our charter provides restrictions regarding the ownership and transfers of shares of our stock, which are intended to assist us in satisfying the stock ownership requirements described in conditions (5) and (6) above, among other purposes. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the stock ownership requirements described in conditions (5) and (6) above. If we fail to satisfy these stock ownership requirements, except as provided in the next sentence, our status as a REIT will terminate. If, however, we comply with the rules contained in applicable Treasury regulations that require us to ascertain the actual ownership of our stock and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement.

To monitor compliance with the stock ownership requirements, we generally are required to maintain records regarding the actual ownership of our stock. To do so, we must demand written statements each year from the record holders of significant percentages of our stock pursuant to which the record holders must disclose the actual owners of the stock (i.e., the persons required to include our dividends in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. If such record holder fails or refuses to comply with the demands, such record holder will be required by Treasury regulations to submit a statement with such record holder’s tax return disclosing such record holder’s actual ownership of our stock and other information.

In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. We intend for December 31 to be our taxable year-end, and thereby satisfy this requirement.

Effect of Subsidiary Entities

Ownership of Partnership Interests

If we are a partner in an entity that is treated as a partnership for U.S. federal income tax purposes, Treasury regulations provide that we are deemed to own our proportionate share of the partnership’s assets, and to earn our proportionate share of the partnership’s income, for purposes of the asset and gross income tests applicable to REITs. Our proportionate share of a partnership’s assets and income is based on our capital interest in the partnership (except that for purposes of the 10% value test, described below, our proportionate share of the partnership’s assets is based on our proportionate interest in the equity and certain debt securities issued by the partnership). In addition, the assets and gross income of the partnership are deemed to retain the same character in our hands. Thus, our proportionate share of the assets and items of income of any of our subsidiary partnerships will be treated as our assets and items of income for purposes of applying the REIT requirements.

If we become a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax,

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we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify to be taxed as a REIT unless we were entitled to relief, as described below under “—Income Tests—Failure to Satisfy the Gross Income Tests” and “—Asset Tests.”

Under the Bipartisan Budget Act of 2015, Congress revised the rules applicable to U.S. federal income tax audits of partnerships (such as certain of our subsidiaries) and the collection of any tax resulting from any such audits or other tax proceedings, generally for taxable years beginning after December 31, 2017. Under the new rules, the partnership itself may be liable for a hypothetical increase in partner-level taxes (including interest and penalties) resulting from an adjustment of partnership tax items on audit, regardless of changes in the composition of the partners (or their relative ownership) between the year under audit and the year of the adjustment. The new rules also include an elective alternative method under which the additional taxes resulting from the adjustment are assessed from the affected partners, subject to a higher rate of interest than otherwise would apply. Many questions remain as to how the new rules will apply, especially with respect to partners that are REITs, and it is not clear at this time what effect this new legislation will have on us. However, these changes could increase the U.S. federal income tax, interest, and/or penalties otherwise borne by us in the event of a federal income tax audit of a subsidiary partnership.

Disregarded Subsidiaries

If we own a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary will generally be disregarded as a separate entity for U.S. federal income tax purposes, and all of the subsidiary’s assets, liabilities and items of income, deduction and credit are treated as our assets, liabilities and items of income, deduction and credit, including for purposes of the gross income and asset tests applicable to REITs. A qualified REIT subsidiary is any corporation, other than a TRS (as described below), that is directly or indirectly wholly owned by a REIT. Other entities that are wholly owned by us, including single member limited liability companies, are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT income and asset tests. Disregarded subsidiaries, along with any partnerships in which we hold an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”

In the event that a disregarded subsidiary of ours ceases to be wholly owned—for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours—the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, the subsidiary would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See “—Asset Tests” and “—Income Tests.”

Taxable REIT Subsidiaries

In general, we may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat such subsidiary corporation as a TRS. We generally may not own more than 10% of the securities of a taxable corporation, as measured by voting power or value, unless we and such corporation elect to treat such corporation as a TRS. The separate existence of a TRS or other taxable corporation is not ignored for U.S. federal income tax purposes. Accordingly, a TRS or other taxable subsidiary corporation generally is subject to corporate income tax on its earnings, which may reduce the cash flow that we and our subsidiaries generate in the aggregate, and may reduce our ability to make distributions to our stockholders.

We are not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by a taxable subsidiary corporation to us is an asset in

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our hands, and we treat the dividends paid to us from such taxable subsidiary corporation, if any, as income. This treatment can affect our income and asset test calculations, as described below. Because we do not include the assets and income of TRSs or other taxable subsidiary corporations on a look-through basis in determining our compliance with the REIT requirements, we may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. For example, we may use TRSs or other taxable subsidiary corporations to perform services or conduct activities that give rise to certain categories of income or to conduct activities that, if conducted by us directly, would be treated in our hands as prohibited transactions.

A TRS may not directly or indirectly operate or manage a lodging facility. However, rent received by a REIT from the lease of a qualified lodging facility to a TRS lessee may qualify as “rents from real property” for purposes of both the 75% and 95% gross income tests, provided that the facility is operated by a hotel management company that qualifies as an “eligible independent contractor.” The Code defines a “qualified lodging facility” generally to mean a hotel, motel, or other establishment more than one-half of the dwelling units in which are used on a transient basis, unless wagering activities are conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. A “qualified lodging facility” includes customary amenities and facilities operated as part of, or associated with, the lodging facility as long as such amenities and facilities are customary for other properties of a comparable size and class owned by other unrelated owners. If the IRS were to treat a subsidiary corporation of ours as directly or indirectly operating or managing a lodging facility, such subsidiary would not qualify as a TRS, which could jeopardize our REIT qualification under the REIT 5% and 10% asset tests.

Generally, an “eligible independent contractor” is a person from whom we derive no income, who is adequately compensated, and who is, or is related to a person who is, actively engaged in the trade or business of operating “qualified lodging facilities” for any person unrelated to us and any TRS lessee. A hotel management company that otherwise would qualify as an “eligible independent contractor” with regard to a TRS of a REIT will not so qualify if (i) the hotel management company and/or one or more actual or constructive owners of 10% or more of the hotel management company actually or constructively own more than 35% of the REIT, or (ii) one or more actual or constructive owners of more than 35% of the hotel management company own 35% or more of the REIT (determined with respect to a REIT whose shares are regularly traded on an established securities market by taking into account only the shares held by persons owning, actually or constructively, more than 5% of the outstanding shares of the REIT and, if the stock of the hotel management company is regularly traded on an established securities market, determined by taking into account only the shares held by persons owning, actually or constructively, more than 5% of the publicly traded stock of the hotel management company). Qualification as an eligible independent contractor involves the interpretation and application of highly technical and complex Code provisions for which no or only limited authorities exist.

We have one or more TRSs, and we lease substantially all of our hotel properties to our TRSs. We will take all steps reasonably practicable to ensure that no TRS will engage in “operating” or “managing” our hotel properties. Additionally, our TRSs contract with one or more hotel management companies, including contracting with subsidiaries of La Quinta Parent. We have taken and will continue to take all steps reasonably practicable to ensure that each hotel management company engaged to operate and manage our hotel properties qualifies as an “eligible independent contractor” with regard to our TRSs. In that regard, constructive ownership under Section 318 of the Code resulting, for example, from relationships between the hotel management companies engaged to operate and manage the hotel properties and the REIT’s other stockholders could impact the hotel management companies’ ability to satisfy the applicable ownership limit. Because of the broad scope of the attribution rules of Section 318 of the Code, no assurance can be given that all potential prohibited relationships have been or will be identified. The existence of such a relationship would disqualify a hotel management company as an eligible independent contractor, which could in turn disqualify us as a REIT.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

In addition to the restrictions discussed above with respect to lodging facilities, current restrictions imposed on TRSs are intended to ensure that such entities will be subject to appropriate levels of U.S. federal income taxation. First, a TRS is subject to a limitation on its ability to deduct net business interest generally equal to 30% of adjusted taxable income, unless we elect out of the application of such rules. Second, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis. We believe that all of our transactions with our TRSs are currently conducted, and we intend that all future transactions will be conducted, on an arm’s-length basis. There can be no assurance that the IRS might not seek to impose the 100% excise tax on a portion of payments received by us from, or expenses deducted by, our TRSs.

Income Tests

To qualify to be taxed as a REIT, we must satisfy two gross income requirements on an annual basis. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions,” discharge of indebtedness and certain hedging and foreign currency transactions, generally must be derived from “rents from real property,” gains from the sale of real estate assets, interest income derived from mortgage loans secured by real property (including certain types of mortgage-backed securities), dividends received from and gain received on the disposition of shares of stock of other REITs and specified income from temporary investments. Gain from the sale of a debt instrument issued by a publicly offered REIT, unless the debt instrument is secured by real property or an interest in real property, is not treated as qualifying income for purposes of the 75% income test. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions, discharge of indebtedness and certain hedging and foreign currency transactions, must be derived from some combination of income that qualifies under the 75% gross income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property. Income and gain from certain hedging transactions and foreign currency transactions will be excluded from both the numerator and the denominator for purposes of both the 75% and 95% gross income tests.

Rents from Real Property

Rents we receive from a tenant will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if all of the conditions described below are met.

•

The amount of rent is not based in whole or in part on the income or profits of any person from the property. However, an amount we receive or accrue generally will not be excluded from the term “rents from real property” solely because it is based on a fixed percentage or percentages of receipts or sales;

•

Neither we nor an actual or constructive owner of 10% or more of our stock actually or constructively owns 10% or more of the interests in the assets or net profits of a noncorporate tenant, or, if the tenant is a corporation (but excluding any TRS), 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of the tenant. Rents we receive from such a tenant that is a TRS of ours, however, will not be excluded from the definition of “rents from real property” as a result of this condition if (1) at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the TRS are “substantially comparable” to rents paid by our other tenants for comparable space, or (2) the property is a qualified lodging facility and such property is operated on behalf of the TRS by a person who is an “eligible independent contractor” and certain other requirements are met. Whether rents paid by a TRS are substantially comparable to rents paid by other tenants is determined at the time the lease with the TRS is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled TRS” is modified and such modification results in an increase in the rents payable by such TRS, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled TRS” is a TRS in which the parent REIT owns stock possessing more than 50% of the voting power or more than 50% of the total

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associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

value of the outstanding stock of such TRS. Our TRSs will be subject to U.S. federal income tax on their income from the operations of these properties;

•

Rent attributable to personal property that is leased in connection with a lease of real property is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property”; and

•

We generally do not operate or manage the property or furnish or render services to our tenants, subject to a 1% de minimis exception and except as provided below. We are permitted, however, to perform directly certain services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of these permitted services include the provision of light, heat or other utilities, trash removal and general maintenance of common areas. In addition, we are permitted to employ an independent contractor from whom we derive no income, or a TRS, which may be wholly or partially owned by us, to provide both customary and non-customary services to our tenants without causing the rent that we receive from those tenants to fail to qualify as “rents from real property.”

With respect to our hotel properties that are leased to our TRSs, in order for the rent paid pursuant to the hotel leases to constitute “rents from real property,” the leases must be respected as true leases for U.S. federal income tax purposes. Accordingly, the leases cannot be treated as service contracts, joint ventures or some other type of arrangement. The determination of whether the leases are true leases for U.S. federal income tax purposes depends upon an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following:

•	the intent of the parties;

•	the form of the agreement;

•

the degree of control over the property that is retained by the property owner (for example, whether the lessee has substantial control over the operation of the property or whether the lessee was required simply to use its best efforts to perform its obligations under the agreement); and

•

the extent to which the property owner retains the risk of loss with respect to the property (for example, whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property) or the potential for economic gain with respect to the property.

In addition, Section 7701(e) of the Code provides that a contract that purports to be a service contract or a partnership agreement is treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors. Since the determination of whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor may not be dispositive in every case.

We believe that we have structured our leases to qualify as true leases for U.S. federal income tax purposes. For example, with respect to the leases, generally:

•	the property owning entity and the lessee intend for their relationship to be that of a lessor and lessee, and such relationship will be documented by a lease agreement;

•	the lessee has the right to exclusive possession and use and quiet enjoyment of the hotels covered by the lease during the term of the lease;

•

the lessee bears the cost of, and is responsible for, day-to-day maintenance and repair of the hotels other than the cost of certain capital expenditures, and dictates through the hotel managers, who work for the lessee during the terms of the lease, how the hotels are operated and maintained;

•

the lessee bears all of the costs and expenses of operating the hotels, including the cost of any inventory used in their operation, during the term of the lease, other than the cost of certain furniture, fixtures and equipment, and certain capital expenditures;

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•	the lessee benefits from any savings and bears the burdens of any increases in the costs of operating the hotels during the term of the lease;

•

in the event of damage or destruction to a hotel, the lessee will be at economic risk because it will bear the economic burden of the loss in income from operation of the hotels subject to the right, in certain circumstances, to terminate the lease if the lessor does not restore the hotel to its prior condition;

•

the lessee generally indemnifies the lessor against all liabilities imposed on the lessor during the term of the lease by reason of (A) injury to persons or damage to property occurring at the hotels or (B) the lessee’s use, management, maintenance or repair of the hotels;

•	the lessee is obligated to pay, at a minimum, substantial base rent for the period of use of the hotels under the lease;

•

the lessee stands to incur substantial losses or reap substantial gains depending on how successfully it, through the hotel managers, who work for the lessees during the terms of the leases, operates the hotels;

•

the lease enables the tenant to derive a meaningful profit, after expenses and taking into account the risks associated with the lease, from the operation of the hotels during the term of its leases; and

•

upon termination of the lease, the applicable hotel will be expected to have a remaining useful life equal to at least 20% of its expected useful life on the date the lease is entered into, and a fair market value equal to at least 20% of its fair market value on the date the lease was entered into.

If, however, a lease were recharacterized as a service contract or partnership agreement, rather than a true lease, or disregarded altogether for tax purposes, all or part of the payments that the lessor receives from the lessee would not be considered rent and would not otherwise satisfy the various requirements for qualification as “rents from real property.”

As described above, in order for the rent that we receive to constitute “rents from real property,” several other requirements must be satisfied. First, rent must not be based in whole or in part on the income or profits of any person. Rent that consists, in whole or in part, of one or more percentages of the lessee’s receipts or sales in excess of determinable dollar amounts, however, will qualify as “rents from real property” if:

•	the determinable amounts do not depend in whole or in part on the income or profits of the lessee; and

•

the percentages and determinable amounts are fixed at the time the lease is entered into and a change in percentages and determinable amounts is not renegotiated during the term of the lease (including any renewal periods of the lease) in a manner that has the effect of basing rent on income or profits.

More generally, rent will not qualify as “rents from real property” if, considering the leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the rent on income or profits.

Second, we must not own, actually or constructively, 10% or more of the stock or the assets or net profits of any lessee, other than a TRS. Our hotel properties generally are leased to our TRSs. As described above, rent that we receive from a TRS with respect to any hotel will qualify as “rents from real property” as long as the property is operated on behalf of the TRS by an eligible independent contractor. Our charter contains restrictions on the ownership and transfer of our stock. In general, no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (in value or by number of shares, whichever is more restrictive) of our outstanding common stock or more than 9.8% in value of our outstanding stock. Our board of directors has granted exemptions from the ownership limit to certain stockholders, including entities affiliated with Blackstone. See “Description of Capital Stock—Restrictions on Ownership and Transfer.” We believe that (i) La Quinta Parent does not own, actually or constructively, more than 35% of our stock, and (ii) one or more actual or constructive owners of 35% or more of La Quinta Parent

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does not collectively own more than 35% of our stock (determined by taking into account only the shares held by persons owning, actually or constructively, more than 5% of our outstanding shares because our shares are regularly traded on an established securities market). However, because the tax ownership rules and attribution rules are complex and there is no or limited authority on certain aspects of those rules, and because the stock of La Quinta Parent is not subject to any restrictions on ownership and transfer, there can be no assurance that La Quinta Parent will satisfy the 35% ownership requirement to be an eligible independent contractor. In addition to the 35% ownership requirement with respect to La Quinta Parent, the hotel management contracts between our TRS lessee and subsidiaries of La Quinta Parent are substantially similar to the hotel management contracts between subsidiaries of La Quinta Parent and third party hotel owners. Thus, we believe that La Quinta Parent and its subsidiaries should qualify as eligible independent contractors with respect to our TRS lessees.

Third, the rent attributable to the personal property leased in connection with the lease of a hotel must not be greater than 15% of the total rent received under the lease. The rent attributable to the personal property contained in a hotel is the amount that bears the same ratio to total rent for the taxable year as the average of the fair market values of the personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property contained in the hotel at the beginning and at the end of such taxable year (the “personal property ratio”). To comply with this limitation, a TRS lessee may acquire furnishings, equipment and other personal property, which might reduce the rent payments from the TRS lessee, which may increase the taxable income of the TRS lessee. With respect to each hotel in which the TRS lessee does not own the personal property, we believe either that the personal property ratio will be less than 15% or that any rent attributable to excess personal property, when taken together with all of our other nonqualifying income, will not result in our failure to qualify as a REIT. There can be no assurance, however, that the IRS would not challenge our calculation of a personal property ratio, or that a court would not uphold such assertion. If such a challenge were successfully asserted, we potentially could fail to satisfy the 75% or 95% gross income test and thus lose our REIT qualification.

Fourth, we generally cannot furnish or render services to the tenants of our hotels, or manage or operate our properties, other than through an independent contractor who is adequately compensated and from whom we do not derive or receive any income. However, our TRSs may provide customary and noncustomary services to our tenants without tainting our rental income from such properties. Furthermore, we need not provide services through an “independent contractor” or TRS but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor or a TRS, as long as our income from the services does not exceed 1% of our income from the related property. We do not perform any services other than customary ones for our lessees, unless such services are provided through independent contractors or TRSs or would not otherwise result in our failure to qualify as a REIT.

If a portion of the rent that we receive from a hotel does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we would lose our REIT qualification. If, however, the rent from a particular hotel does not qualify as “rents from real property” because either (i) the percentage rent is considered based on the income or profits of the related lessee, (ii) the lessee either is a related party tenant or fails to qualify for the exception to the related party tenant rule for qualifying TRSs, or (iii) we furnish noncustomary services to the tenants of the hotel, or manage or operate the hotel, other than through a qualifying independent contractor or a TRS, none of the rent from that hotel would qualify as “rents from real property.” In that case, we might lose our REIT qualification because we might be unable to satisfy either the 75% or 95% gross income test. We believe that we have structured our leases in a manner that will enable us to satisfy the REIT gross income tests.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

In the case of the hotels we lease to our TRS and our TRS engages subsidiaries of La Quinta Parent to manage, we believe that the leases qualify as true leases for U.S. federal income tax purposes and that the rents payable under those leases qualify as “rents from real property” for purposes of the 75% and 95% gross income tests. There can, however, be no assurance that the IRS will not successfully assert a contrary position or that there will not be a change in circumstances which would cause a portion of the rent received to fail to qualify as “rents from real property.” If such failure were in sufficient amounts, we would not be able to satisfy either the 75% or 95% gross income test and, as a result, would lose our REIT status.

Interest Income

Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test (as described above) to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other collateral, and our income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. In the case of real estate mortgage loans that are secured by both real property and personal property, if the fair market value of such personal property does not exceed 15% of the total fair market value of all property securing the loan, then the personal property securing the loan will be treated as real property for purposes of determining whether the mortgage is a qualifying 75% asset test asset and interest income that qualifies for purposes of the 75% gross income test. Even if a loan is not secured by real property, or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test. For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Dividend Income

We may directly or indirectly receive distributions from our TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions generally are treated as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions generally will constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Any dividends that we receive from another REIT, however, will be qualifying income for purposes of both the 95% and 75% gross income tests.

Hedging Transactions

Any income or gain that we or our pass-through subsidiaries derive from instruments that hedge certain risks, such as the risk of changes in interest rates or currency fluctuations, will be excluded from gross income for purposes of both the 75% and 95% gross income tests, provided that specified requirements are met, including the requirement that the instrument is entered into during the ordinary course of our business, the instrument hedges risks associated with indebtedness issued by us or our pass-through subsidiary that is incurred or to be incurred to acquire or carry “real estate assets” (as described below under “—Asset Tests”), and the instrument is properly identified as a hedge along with the risk that it hedges within prescribed time periods. In addition, the exclusion from the 95% and 75% gross income tests will apply if we previously entered into a hedging position and a portion of that hedged indebtedness or property is disposed of, and in connection with such extinguishment or disposition we enter into a new “clearly identified” hedging transaction to offset the prior hedging position. Most likely, income and gain from all other hedging transactions will not be qualifying income for either the 95% or 75% gross income test.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Failure to Satisfy the Gross Income Tests

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, including as a result of rents received by us from any TRS lessee failing to qualify as “rents from real property,” we may still qualify to be taxed as a REIT for such year if we are entitled to relief under applicable provisions of the Code. These relief provisions will be generally available if (1) our failure to meet these tests was due to reasonable cause and not due to willful neglect and (2) following our identification of the failure to meet the 75% or 95% gross income test for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income test for such taxable year in accordance with Treasury regulations, which have not yet been issued. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances, we will not qualify to be taxed as a REIT. Even if these relief provisions apply, and we retain our status as a REIT, the Code imposes a tax based upon the amount by which we fail to satisfy the particular gross income test, multiplied by a factor designated to approximate our profitability. We intend to take advantage of any and all relief provisions that are available to us to cure any violation of the income tests applicable to REITs.

Asset Tests

At the close of each calendar quarter, we must also satisfy seven tests relating to the nature of our assets.

First, at least 75% of the value of our total assets must be represented by some combination of “real estate assets,” cash, cash items, foreign currency that meets certain requirements under the Code, U.S. government securities and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property, personal property leased in connection with real property to the extent that rents attributable to such personal property are treated as “rents from real property,” stock of other corporations that qualify as REITs, some kinds of mortgage-backed securities and mortgage loans and debt instruments issued by publicly offered REITs.

Second, not more than 25% of our total assets may be represented by securities other than those described in the immediately preceding paragraph.

Third, except for securities described in the first paragraph above and securities in QRSs and TRSs, the value of any one issuer’s securities that we own may not exceed 5% of the value of our total assets.

Fourth, except for securities described in the first paragraph above and securities in QRSs and TRSs, we may not own more than 10% of any one issuer’s outstanding voting securities.

Fifth, except for securities described in the first paragraph above and securities in QRSs and TRSs, we may not own more than 10% of the total value of the outstanding securities of any one issuer (the “10% Value Asset Test”). The 10% Value Asset Test does not apply to “straight debt” having specified characteristics and to certain other securities described below. Solely for purposes of the 10% Value Asset Test, the determination of our interest in the assets of a partnership or other entity that is treated as a partnership for U.S. federal income tax purposes in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code.

Sixth, not more than 20% of the value of our total assets may be represented by the securities of one or more TRSs.

Seventh, not more than 25% of our total assets may be represented by debt instruments issued by publicly offered REITs that are “nonqualified” debt instruments (e.g., not secured by interests in mortgages on interests in real property and personal property leased in connection with real property to the extent that rents attributable to such personal property are treated as “rents from real property”).

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Notwithstanding the general rule, as noted above, that for purposes of the REIT income and asset tests we are treated as owning our proportionate share of the underlying assets of a subsidiary partnership, if we hold indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests unless the indebtedness is a qualifying mortgage asset or other conditions are met. Similarly, although stock of another REIT is a qualifying asset for purposes of the REIT asset tests, any non-mortgage debt that is issued by another REIT may not so qualify (although such debt will not be treated as “securities” for purposes of the 10% Value Asset Test, as explained below).

Certain securities will not cause a violation of the 10% Value Asset Test described above. Such securities include instruments that constitute “straight debt,” which term generally excludes, among other things, securities having contingency features. A security does not qualify as “straight debt” where a REIT (or a controlled TRS of the REIT) owns other securities of the same issuer which do not qualify as straight debt, unless the value of those other securities constitute, in the aggregate, 1% or less of the total value of that issuer’s outstanding securities. In addition to straight debt, the Code provides that certain other securities will not violate the 10% Value Asset Test. Such securities include (1) any loan made to an individual or an estate, (2) certain rental agreements pursuant to which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT under attribution rules), (3) any obligation to pay rents from real property, (4) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a nongovernmental entity, (5) any security (including debt securities) issued by another REIT and (6) any debt instrument issued by a partnership if the partnership’s income is of a nature that it would satisfy the 75% gross income test described above under “—Income Tests.” In applying the 10% Value Asset Test, a debt security issued by a partnership is not taken into account to the extent, if any, of the REIT’s proportionate interest in the equity and certain debt securities issued by that partnership.

No independent appraisals have been or will be obtained to support our conclusions as to the value of our total assets or the value of any particular security or securities. Moreover, the values of some assets may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the IRS will not contend that our interests in our subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset tests.

However, certain relief provisions are available to allow REITs to satisfy the asset requirements or to maintain REIT qualification notwithstanding certain violations of the asset and other requirements. For example, if we should fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause us to lose our REIT qualification if (a) we satisfied the asset tests at the close of the preceding calendar quarter and (b) the discrepancy between the value of our assets and the asset requirements was not wholly or partly caused by an acquisition of non-qualifying assets, but instead arose from changes in the relative market values of our assets. If the condition described in (b) were not satisfied, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose or by making use of the relief provisions described above.

In the case of de minimis violations of the 10% and 5% asset tests, a REIT may maintain its qualification despite a violation of such requirements if (i) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT’s total assets and $10,000,000 and (ii) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or the relevant tests are otherwise satisfied within that time frame.

Even if we did not qualify for the foregoing relief provisions, one additional provision allows a REIT that fails one or more of the asset requirements to nevertheless maintain its REIT qualification if (1) the REIT provides the IRS with a description of each asset causing the failure, (2) the failure is due to reasonable cause and not willful neglect, (3) the REIT pays a tax equal to the greater of (a) $50,000 per failure and (b) the product of

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate (currently 21%) and (4) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time frame.

Annual Distribution Requirements

To qualify to be taxed as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to:

(1)	the sum of

(a)	90% of our “REIT taxable income,” computed without regard to our net capital gains and the deduction for dividends paid; and

(b)	90% of our after tax net income, if any, from foreclosure property (as described below); minus

(2)	the excess of the sum of specified items of noncash income over 5% of our REIT taxable income, computed without regard to our net capital gain and the deduction for dividends paid.

We generally must make these distributions in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the year and if paid with or before the first regular dividend payment after such declaration. These distributions will generally be treated as received by our stockholders in the year in which paid.

To the extent that we distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax at ordinary corporate tax rates on the retained portion. We may elect to retain, rather than distribute, some or all of our net long-term capital gains and pay tax on such gains. In this case, we could elect for our stockholders to include their proportionate share of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax that we paid. Our stockholders would then increase the adjusted basis of their stock by the difference between (1) the amounts of capital gain dividends that we designated and that they include in their taxable income, minus (2) the tax that we paid on their behalf with respect to that income.

To the extent that in the future we may have available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make to comply with the REIT distribution requirements. Such losses, however, generally will not affect the tax treatment to our stockholders of any distributions that are actually made. See “—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders—Distributions.”

If we fail to distribute during each calendar year at least the sum of (1) 85% of our ordinary income for such year, (2) 95% of our capital gain net income for such year and (3) any undistributed net taxable income from prior periods, we will be subject to a nondeductible 4% excise tax on the excess of such required distribution over the sum of (a) the amounts actually distributed, plus (b) the amounts of income we retained and on which we have paid corporate income tax.

The calculation of REIT taxable income includes deductions for noncash charges, such as depreciation. Accordingly, we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining our taxable income. In addition, we may decide to retain our cash, rather than distribute it, to repay debt, acquire assets, or for other reasons. If these timing differences occur, we may borrow funds to pay dividends or pay dividends through the distribution of other property (including shares of our stock) to meet the

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

distribution requirements, while preserving our cash. Alternatively, we may declare a taxable dividend payable in cash or stock at the election of each stockholder, where the aggregate amount of cash to be distributed in such dividend may be subject to limitation. In such case, for U.S. federal income tax purposes, taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits.

We calculate our REIT taxable income based upon the conclusion that the lessor is the owner of the hotels for U.S. federal income tax purposes. As a result, we expect that the depreciation deductions with respect to the hotels owned by the lessors will reduce our REIT taxable income. This conclusion is consistent with the conclusion above that the leases of our hotels will be treated as true leases for U.S. federal income tax purposes. If, however, the IRS were to challenge successfully this position, in addition to failing in all likelihood the 75% and 95% gross income tests described above, we also might be deemed retroactively to have failed to meet the REIT distribution requirements and would have to rely on the payment of a “deficiency dividend” in order to retain REIT status.

If our taxable income for a particular year is subsequently determined to have been understated, we may be able to rectify a resultant failure to meet the distribution requirements for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In this case, we may be able to avoid losing REIT qualification or being taxed on amounts distributed as deficiency dividends, subject to the 4% excise tax described above. We will be required to pay interest based on the amount of any deduction taken for deficiency dividends.

For purposes of the 90% distribution requirement and excise tax described above, any dividend that we declare in October, November or December of any year and that is payable to a stockholder of record on a specified date in any such month will be treated as both paid by us and received by the stockholder on December 31 of such year, provided that we actually pay the dividend before January 31 of the following calendar year.

Prohibited Transactions

Net income that we derive from a prohibited transaction is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property, as discussed below) that is held as inventory or primarily for sale to customers in the ordinary course of a trade or business. We conduct our operations, and intend to continue conducting our operations, so that no asset that we own (or are treated as owning) will be treated as, or as having been, held as inventory or for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of our business. Whether property is held as inventory or “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances. No assurance can be given that any property that we sell will not be treated as inventory or property held for sale to customers, or that we can comply with certain safe-harbor provisions of the Code that would prevent such treatment. The 100% tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate rates. We have structured our activities, and intend to continue to structure our activities, to avoid prohibited transaction characterization.

Like-Kind Exchanges

We may dispose of real properties that are not held primarily for sale in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for U.S. federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could require us to pay federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Derivatives and Hedging Transactions

We have entered into hedging transactions, and may continue to enter into hedging transactions, including with respect to foreign currency exchange rate and interest rate exposure on one or more of our assets or liabilities. Any such hedging transactions could take a variety of forms, including the use of derivative instruments such as swap contracts, cap or floor contracts, futures or forward contracts and options. Except to the extent provided by Treasury regulations, any income from a hedging transaction we enter into (1) in the normal course of our business primarily to manage risk of interest rate changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as specified in Treasury regulations before the close of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of a position in such a transaction (each such hedge, a “Borrowings Hedge”) and (2) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests (each such hedge, a “Currency Hedge”), which is clearly identified as such before the close of the day on which it was acquired, originated, or entered into, will not constitute gross income for purposes of the 75% or 95% gross income test. This exclusion from the 95% and 75% gross income tests also will apply if we previously entered into a Borrowings Hedge or a Currency Hedge, a portion of the hedged indebtedness or property is disposed of, and in connection with such extinguishment or disposition we enter into a new “clearly identified” hedging transaction to offset the prior hedging position. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both the 75% and 95% gross income tests. Moreover, to the extent that a position in a hedging transaction has positive value at any particular point in time, it may be treated as an asset that does not qualify for purposes of the REIT asset tests. We have structured, and intend to continue to structure, any hedging transactions in a manner that does not jeopardize our qualification to be taxed as a REIT. We may conduct some or all of our hedging activities (including hedging activities relating to currency risk) through a TRS or other corporate entity, the income from which may be subject to U.S. federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries. No assurance can be given, however, that our hedging activities will not give rise to income or assets that do not qualify for purposes of the REIT tests, or that our hedging activities will not adversely affect our ability to satisfy the REIT qualification requirements.

Foreclosure Property

Foreclosure property is real property and any personal property incident to such real property (1) that we acquire as the result of having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after a default (or upon imminent default) on a lease of the property or a mortgage loan held by us and secured by the property, (2) for which we acquired the related loan or lease at a time when default was not imminent or anticipated and (3) with respect to which we made a proper election to treat the property as foreclosure property.

We generally will be subject to tax at the maximum corporate rate (currently 21%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property. We do not anticipate receiving any income from foreclosure property that does not qualify for purposes of the 75% gross income test.

Recordkeeping Requirements Regarding Stockholders

We are required to maintain records and request on an annual basis information from specified stockholders. These requirements are designed to assist us in determining the actual ownership of our outstanding shares of stock and maintaining our qualification as a REIT.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Penalty Tax

Any redetermined rents, redetermined deductions, excess interest, or redetermined TRS service income will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by a TRS, redetermined deductions and excess interest represent any amounts that are deducted by a TRS for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s-length negotiations or if the interest payments were at a commercially reasonable rate, and redetermined TRS service income is gross income of a TRS attributable to services provided to us or on our behalf (less deductions properly allocable thereto) that are in excess of the amounts that would have been deducted based on arm’s-length negotiations. It is our policy to evaluate material intercompany transactions and to attempt to set the terms of such transactions so as to achieve substantially the same result as the parties believe would have been the case if they were unrelated parties. As a result, we believe that (i) all material transactions between and among us and the entities that are treated as separate persons for U.S. federal income tax purposes in which we own a direct or indirect interest have been and will continue to be negotiated and structured with the intention of achieving an arm’s-length result, (ii) the potential application of the 100% penalty tax will not have a material effect on us and (iii) the potential application of Section 482 of the Code should not have a material effect on us. Furthermore, rents that we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code. Application of the 100% penalty tax would apply, for example, to the extent we were found to have charged any TRS lessee rent in excess of an arm’s-length rent and application of Section 482 of the Code depends on whether, as a factual matter, transactions between commonly controlled entities are at arm’s-length. We cannot assure you that we will not be subject to the 100% penalty tax or that Section 482 of the Code will not apply to reallocate income between or among us or any of our affiliated entities.

From time to time, our TRSs may provide services to our tenants. We have set the fees paid to our TRSs for such services, and we intend to continue to set the fees paid to our TRSs for such services, at arm’s-length rates, although the fees paid may not satisfy the safe-harbor provisions described above. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, we would be required to pay a 100% penalty tax on the excess of an arm’s-length fee for tenant services over the amount actually paid.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification other than the income or asset tests, we could avoid disqualification as a REIT if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. Relief provisions are also available for failures of the income tests and asset tests, as described above in “—Income Tests” and “—Asset Tests.”

If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, we will be subject to tax on our taxable income at regular corporate rates. We cannot deduct distributions to stockholders in any year in which we are not a REIT, nor would we be required to make distributions in such a year. In this situation, to the extent of current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), distributions to stockholders will be taxable as regular corporate dividends. Such dividends paid to U.S. Stockholders that are individuals, trusts and estates may be taxable at the preferential income tax rates (i.e., the 20% maximum U.S. federal rate) for qualified dividends. In addition, subject to the limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless we are entitled to relief under specific statutory provisions, we also will be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which we lose our qualification. It is not possible to state whether, in all circumstances, we will be entitled to this statutory relief.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Taxation of Stockholders

Taxation of Taxable U.S. Stockholders

We expect to be taxed as a REIT. The following is a summary of certain U.S. federal income tax consequences of the ownership and disposition of our stock applicable to taxable U.S. Stockholders in the period in which we are taxed as a REIT. A “U.S. Stockholder” is any beneficial owner of our common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (1) with respect to which a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) that has a valid election is in place under applicable Treasury regulations to be treated as a U.S. person.

Distributions

For such time as we qualify to be taxed as a REIT, the distributions that we make to taxable U.S. Stockholders out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) that we do not designate as capital gain dividends or “qualified dividend income” generally will be taken into account by such stockholders as ordinary income and will not be eligible for the dividends received deduction for corporations. With limited exceptions, our dividends are not eligible for taxation at the preferential income tax rates (i.e., the 20% maximum U.S. federal rate) for qualified dividends received by most U.S. Stockholders that are individuals, trusts or estates from taxable C corporations. Such stockholders, however, may be taxed at the preferential rates on dividends designated as qualified dividend income by and received from REITs, provided certain requirements described below are met, to the extent that the dividends are attributable to:

•

qualified dividends received by the REIT during such taxable year from domestic TRSs, other taxable domestic C corporations and certain “qualified foreign corporations” that satisfy certain requirements (discussed below); or

•

income recognized in the prior taxable year from sales of “built-in gain” property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income).

Under the recently enacted Tax Act, U.S. Stockholders that are individuals, trusts and estates generally may deduct 20% of “qualified REIT dividends” (i.e., REIT dividends other than capital gain dividends and portions of REIT dividends designated as qualified dividend income eligible for capital gain tax rates). The overall deduction is limited to 20% of the sum of the taxpayer’s taxable income (less net capital gain). The deduction, if allowed in full, equates to a maximum effective U.S. federal income tax rate on ordinary REIT dividends of 29.6%. As with the other individual income tax changes, the deduction provisions are effective starting for taxable years beginning in 2018. Without further legislation, the deduction would sunset for taxable years beginning after 2025.

A foreign corporation generally will be a “qualified foreign corporation” if it is incorporated in a possession of the United States, the corporation is eligible for benefits of an income tax treaty with the United States which the IRS determines is satisfactory, or the stock on which the dividend is paid is readily tradable on an established securities market in the United States. However, passive foreign investment companies and certain surrogate foreign corporations will not be treated as a qualified foreign corporations, and the dividends we receive from such entities would not constitute qualified dividend income.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

In addition, even if we designate certain dividends as qualified dividend income to our stockholders, a U.S. Stockholder will have to meet certain other requirements for the dividend to qualify for taxation at capital gains rates. For example, a U.S. Stockholder will only be eligible to treat the dividend as qualified dividend income if the U.S. Stockholder is taxed at individual rates and meets certain holding requirements. In general, to treat a particular dividend as qualified dividend income, a U.S. Stockholder will be required to hold our stock for more than 60 days during the 121-day period beginning on the date which is 60 days before the date on which the stock becomes ex-dividend. Moreover, in no case may the amount we designate as qualified dividend income exceed the amount we distribute to our stockholders as dividends with respect to the taxable year. If we designate any portion of a dividend as qualified dividend income, a U.S. Stockholder will receive an IRS Form 1099-DIV indicating the amount that will be taxable to the stockholder as qualified dividend income.

If in the future we declare a taxable dividend payable in cash or stock at the election of each stockholder, where the aggregate amount of cash to be distributed in such dividend may be subject to limitation, taxable U.S. Stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits.

Distributions that we designate as capital gain dividends generally will be taxed to our U.S. Stockholders as long-term capital gains, to the extent that such distributions do not exceed our actual net capital gain for the taxable year, without regard to the period for which the stockholder that receives such distribution has held its stock. We may elect to retain and pay taxes on some or all of our net long-term capital gains, in which case we may elect to apply provisions of the Code that treat our U.S. Stockholders as having received, solely for tax purposes, our undistributed capital gains, and the stockholders as receiving a corresponding credit for taxes that we paid on such undistributed capital gains. See “—Taxation of REITs in General—Annual Distribution Requirements.” U.S. Stockholders will increase their adjusted tax basis in our common stock by the difference between their allocable share of such retained capital gain and their share of the tax paid by us, and corporate U.S. Stockholders will need to appropriately adjust their earnings and profits for the retained capital gains in accordance with Treasury regulations to be promulgated by the IRS. Corporate U.S. Stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum U.S. federal rates of 20% in the case of U.S. Stockholders that are individuals, trusts and estates, and 21% in the case of U.S. Stockholders that are corporations. Capital gains attributable to the sale of depreciable real property held for more than twelve months are subject to a 25% maximum U.S. federal income tax rate for taxpayers who are taxed as individuals, to the extent of previously claimed depreciation deductions.

Distributions in excess of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will represent a return of capital and will not be taxable to a U.S. Stockholder to the extent that the amount of such distributions does not exceed the adjusted tax basis of the stockholder’s shares in respect of which the distributions were made. Rather, the distribution will reduce the adjusted tax basis of the U.S. Stockholder’s shares. To the extent that such distributions exceed the adjusted tax basis of a U.S. Stockholder’s shares, the stockholder generally must include such distributions in income as long-term capital gain if the shares have been held for more than one year, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend that we declare in October, November or December of any year and that is payable to a stockholder of record on a specified date in any such month will be treated as both paid by us and received by the stockholder on December 31 of such year, provided that we actually pay the dividend before January 31 of the following calendar year.

To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make to comply with the REIT distribution requirements. See “—Taxation of REITs in General—Annual Distribution Requirements.” Such losses, however, are not passed through to stockholders and do not offset income of stockholders from other sources, nor would such losses affect the character of any distributions that we make.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Dispositions of Our Stock

If a U.S. Stockholder sells or disposes of shares of our stock, it generally will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the stockholder’s adjusted tax basis in the shares of stock. In general, capital gains recognized by U.S. Stockholders that are individuals, trusts or estates upon the sale or disposition of our stock will be subject to a maximum U.S. federal income tax rate of 20% if the stock is held for more than one year, and will be taxed at ordinary income rates (of up to 37%) if the stock is held for one year or less. Gains recognized by U.S. Stockholders that are corporations are subject to U.S. federal income tax at a maximum rate of 21%, whether or not such gains are classified as long-term capital gains. The IRS has the authority to prescribe, but has not yet prescribed, Treasury regulations that would apply a capital gain tax rate of 25% (which is higher than the long-term capital gain tax rates for non-corporate U.S. Stockholders) to a portion of capital gain realized by a non-corporate U.S. Stockholder on the sale of shares of our stock that would correspond to our “unrecaptured Section 1250 gain.” U.S. Stockholders should consult with their own tax advisors with respect to their capital gain tax liability.

Capital losses recognized by a U.S. Stockholder upon the disposition of our stock that was held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the stockholder but not ordinary income (except in the case of individuals, who may also offset up to $3,000 of ordinary income each taxable year). In addition, any loss upon a sale or exchange of shares of our stock by a U.S. Stockholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of actual or deemed distributions that we make that are required to be treated by the stockholder as long-term capital gain.

If a U.S. Stockholder recognizes a loss upon a subsequent disposition of our stock in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury Regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss-generating transaction to the IRS. These regulations, though directed towards “tax shelters,” are broadly written, and apply to transactions that would not typically be considered tax shelters. The Code imposes significant penalties for failure to comply with these requirements. U.S. Stockholders should consult their tax advisors concerning any possible disclosure obligation with respect to the receipt or disposition of our stock, or transactions that we might undertake directly or indirectly.

Medicare Tax on Unearned Income

Certain U.S. Stockholders that are individuals, estates or trusts are required to pay an additional 3.8% tax on “net investment income,” (or, in the case of an estate or trust, on “undistributed net investment income”) which includes, among other things, dividends on and gains from the sale or other disposition of REIT stock, subject to certain limitations. U.S. Stockholders should consult their own tax advisors regarding this tax on net investment income.

Taxation of Non-U.S. Stockholders

The following is a summary of certain U.S. federal income tax consequences of the ownership and disposition of our stock applicable to non-U.S. Stockholders. A “non-U.S. Stockholder” is any beneficial owner of our common stock (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Stockholder.

Ordinary Dividends

The portion of dividends received by non-U.S. Stockholders that (1) is payable out of our earnings and profits, (2) is not attributable to capital gains from the disposition of a U.S. real property interest (“USRPI”) that

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

we recognize, (3) is not designated by us as a capital gain dividend and (4) is not effectively connected with a U.S. trade or business of the non-U.S. Stockholder (and, if required by an applicable income tax treaty, the non-U.S. Stockholder maintains a permanent establishment in the United States to which such dividends are attributable), will be subject to U.S. withholding tax at the rate of 30%, unless reduced or eliminated by an applicable tax treaty. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs.

In general, non-U.S. Stockholders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our stock. In cases where the dividend income from a non-U.S. Stockholder’s investment in our stock is, or is treated as, effectively connected with the non-U.S. Stockholder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the non-U.S. Stockholder maintains a permanent establishment in the United States to which such dividends are attributable), the non-U.S. Stockholder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. Stockholders are taxed with respect to such dividends. Such effectively connected income must generally be reported on a U.S. income tax return filed by or on behalf of the non-U.S. Stockholder. The income, as adjusted for certain items, may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) in the case of a non-U.S. Stockholder that is treated as a corporation for U.S. federal income tax purposes.

Non-Dividend Distributions

Unless our stock constitutes a USRPI, distributions that we make which are not dividends out of our earnings and profits generally will not be subject to U.S. federal income tax, provided that such distributions are not effectively connected with a U.S. trade or business of the non-U.S. Stockholder and the non-U.S. Stockholder is not a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States. However, such distributions may be treated as dividend income for certain non-U.S. Stockholders. If we cannot determine at the time a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends, except as provided above. The non-U.S. Stockholder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. If our stock constitutes a USRPI, as described below, distributions that we make in excess of the sum of (1) the stockholder’s proportionate share of our earnings and profits, plus (2) the stockholder’s basis in its stock, will be taxed under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”), at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. Stockholder of the same type (i.e., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a withholding at a rate of 15% of the amount by which the distribution exceeds the stockholder’s share of our earnings and profits.

Capital Gain Dividends

Under FIRPTA, a distribution that we make to a non-U.S. Stockholder, to the extent attributable to gains from dispositions of USRPIs that we held directly or through pass-through subsidiaries (“USRPI capital gains”), will, except as described below, be treated as though it were effectively connected with a U.S. trade or business of the non-U.S. Stockholder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether we designate the distribution as a capital gain dividend. See “—Ordinary Dividends” for a discussion of the tax consequences of income that is effectively connected with a U.S. trade or business. In addition, we or the applicable withholding agent will be required to withhold tax equal to the maximum amount that could have been designated as USRPI capital gain dividends. Distributions subject to FIRPTA may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) in the hands of a non-U.S. Stockholder that is treated as a corporation for U.S. federal income tax purposes. A distribution is not attributable to USRPI capital gain if we held an interest in the underlying asset solely as a creditor.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Capital gain dividends received by a non-U.S. Stockholder that are attributable to dispositions of our assets other than USRPIs are not subject to U.S. federal income or withholding tax, unless (1) the gain is effectively connected with the non-U.S. Stockholder’s U.S. trade or business (and, if required by an applicable income tax treaty, the non-U.S. Stockholder maintains a permanent establishment in the United States to which such gain is attributable), in which case the non-U.S. Stockholder would be subject to the same treatment as U.S. Stockholders with respect to such gain, except that a non-U.S. Stockholder that is a corporation may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) on such gain, as adjusted for certain items, or (2) the non-U.S. Stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. Stockholder will incur a 30% tax on such stockholder’s capital gains, which may be offset by U.S. source capital losses of the non-U.S. Stockholder (even though the individual is not considered a resident of the United States), provided the non-U.S. Stockholder has timely filed U.S. federal income tax returns with respect to such losses.

We believe that a significant portion of our assets are USRPIs and we expect that a significant portion of our assets will continue to be USRPIs.

A capital gain dividend that would otherwise have been treated as a USRPI capital gain will not be so treated or be subject to FIRPTA or the branch profits tax, and generally will not be treated as income that is effectively connected with a U.S. trade or business, but instead will be treated in the same manner as an ordinary dividend (see “—Ordinary Dividends”), if (1) the capital gain dividend is received with respect to a class of stock that is “regularly traded” on an established securities market located in the United States and (2) the recipient non-U.S. Stockholder does not own more than 10% of that class of stock at any time during the year ending on the date on which the capital gain dividend is received. We anticipate that our common stock will be “regularly traded” on an established securities exchange. In addition, distributions to certain non-U.S. publicly traded shareholders that meet certain record-keeping and other requirements (“qualified shareholders”) are exempt from FIRPTA, except to the extent owners of such qualified shareholders that are not also qualified shareholders own, actually or constructively, more than 10% of our common stock. Furthermore, distributions to “qualified foreign pension funds” or entities all of the interests of which are held by “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. Stockholders should consult their tax advisors regarding the application of these rules.

Dispositions of Our Stock

Gain recognized by a non-U.S. Stockholder upon the sale or exchange of our stock generally would not be subject to U.S. federal income taxation unless:

•

the investment in our common stock is effectively connected with the non-U.S. Stockholder’s U.S. trade or business (and, if required by an applicable income tax treaty, the non-U.S. Stockholder maintains a permanent establishment in the United States to which such gain is attributable), in which case the non-U.S. Stockholder will be subject to the same treatment as U.S. Stockholders with respect to any gain, except that a non-U.S. Stockholder that is a corporation may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) on such gain, as adjusted for certain items;

•

the non-U.S. Stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a tax home in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains for the taxable year, which may be offset by U.S. source capital losses of the non-U.S. Stockholder (even though the individual is not considered a resident of the United States), provided the non-U.S. Stockholder has timely filed U.S. federal income tax returns with respect to such losses; or

•	our common stock constitutes a USRPI within the meaning of FIRPTA, as described below.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Our common stock will constitute a USRPI unless we are a domestically controlled REIT. We intend to take the position that we will be a domestically controlled REIT if, at all times during a specified testing period, less than 50% in value of our stock is held directly or indirectly by non-U.S. Stockholders.

As described above, our charter contains restrictions designed to protect our status as a domestically controlled REIT, and we believe that we will be and will remain a domestically controlled REIT, and that a sale of our common stock should not be subject to taxation under FIRPTA. However, because our stock is publicly traded, no assurance can be given that we are or will be a domestically controlled REIT. Even if we were not a domestically controlled REIT, a sale of our common stock by a non-U.S. Stockholder would nevertheless not be subject to taxation under FIRPTA as a sale of a USRPI if:

•	our common stock were “regularly traded” on an established securities market; and

•

the non-U.S. Stockholder did not actually, or constructively under specified attribution rules under the Code, own more than 10% of our common stock at any time during the shorter of the five-year period preceding the disposition or the holder’s holding period.

Specific “wash sale” rules under Section 897(h)(5) of the Code applicable to sales of shares of stock in a domestically controlled REIT could result in gain recognition, taxable under FIRPTA, upon the sale or other taxable disposition of our stock even if we are a domestically controlled REIT. These rules would apply if the non-U.S. Stockholder (1) disposes of our stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI, and (2) acquires, or enters into a contract or option to acquire, or is deemed to acquire, other shares of our stock during the 61-day period beginning with the first day of the 30-day period described in clause (1). A sale or other taxable disposition of our stock is not treated as an applicable “wash sale” transaction if the stock is “regularly traded” on an established securities market in the United States and the selling non-U.S. Stockholder has not held more than 10% of all of such regularly traded stock during the one-year period ending on the date of such distribution described in clause (1).

In addition, dispositions of our common stock by qualified shareholders are exempt from FIRPTA, except to the extent owners of such qualified shareholders that are not also qualified shareholders own, actually or constructively, more than 10% of our common stock. An actual or deemed disposition of our common stock by such shareholders may also be treated as a dividend. Furthermore, dispositions of our common stock by “qualified foreign pension funds” or entities all of the interests of which are held by “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. Stockholders should consult their tax advisors regarding the application of these rules.

Our common stock is, and we anticipate that it will continue to be, regularly traded on an established securities market. If gain on the sale or exchange of our common stock were subject to taxation under FIRPTA, the non-U.S. Stockholder would be subject to regular U.S. federal income tax with respect to any gain in the same manner as a taxable U.S. Stockholder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals. In such case, under FIRPTA the purchaser of common stock may be required to withhold 15% of the purchase price and remit this amount to the IRS.

U.S. Federal Income Tax Returns

If a non-U.S. Stockholder is subject to taxation under FIRPTA on proceeds from the sale of our common stock or on capital gain distributions, the non-U.S. Stockholder will be required to file a U.S. federal income tax return.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Non-U.S. Stockholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of owning our stock, including any reporting requirements.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they may be subject to taxation on their unrelated business taxable income (“UBTI”). While some investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that a tax-exempt stockholder has not held our stock as “debt financed property” within the meaning of the Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt stockholder), distributions that we make and income from the sale of our stock generally should not give rise to UBTI to a tax-exempt stockholder. However, for tax-exempt stockholders that are social clubs, voluntary employee benefit associations or supplemental unemployment benefit trusts exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9) or (c)(17) of the Code, respectively, income from an investment in our shares will constitute UBTI unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.

In certain circumstances, a pension trust that owns more than 10% of our stock could be required to treat a percentage of any dividends received from us as UBTI if we are a “pension-held REIT.” We will not be a pension-held REIT unless (1) we are required to “look through” one or more of our pension trust stockholders to satisfy the REIT “closely held” test and (2) either (a) one pension trust owns more than 25% of the value of our stock or (b) one or more pension trusts, each individually holding more than 10% of the value of our stock, collectively own more than 50% of the value of our stock. Certain restrictions on ownership and transfer of shares of our stock generally should prevent a tax-exempt entity from owning more than 10% of the value of our stock and generally should prevent us from becoming a pension-held REIT.

Tax-exempt stockholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of owning our stock.

Backup Withholding Tax and Information Reporting

U.S. Stockholders of Our Common Stock

In general, information reporting requirements will apply to payments of dividends on and payments of the proceeds of the sale of our common stock held by U.S. Stockholders, unless an exception applies. The applicable withholding agent is required to withhold tax on such payments if (i) the payee fails to furnish a taxpayer identification number, or TIN, to the payor, or (ii) the TIN furnished by the payee is incorrect. In addition, the applicable withholding agent with respect to the dividends on our common stock is required to withhold tax if (i) there has been a notified payee under-reporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Code, or (ii) there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under the Code. A U.S. Stockholder that does not provide the applicable withholding agent with a correct TIN may also be subject to penalties imposed by the IRS. In addition, we may be required to withhold a portion of capital gain distributions to any U.S. Stockholders who fail to certify their U.S. status to us.

Some U.S. Stockholders of our common stock, including corporations, may be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a U.S. Stockholder will be allowed as a credit against the U.S. Stockholder’s U.S. federal income tax and may entitle the stockholder to a refund, provided that the required information is furnished to the IRS. The applicable withholding agent will be required to furnish annually to the IRS and to U.S. Stockholders of our common stock information relating to the amount of dividends paid on our common stock, and that information reporting may also apply to payments

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

of proceeds from the sale of our common stock. Some U.S. Stockholders, including corporations, financial institutions and certain tax-exempt organizations, are generally not subject to information reporting.

Non-U.S. Stockholders of Our Common Stock

Generally, information reporting will apply to payments of interest and dividends on our common stock, and backup withholding as described above for a U.S. Stockholder will apply, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.

Information reporting and backup withholding may apply to payments of proceeds from the disposition of our common stock to a non-U.S. Stockholder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. Stockholder and satisfies certain other requirements, or otherwise establishes an exemption. Copies of applicable information returns reporting such payments and any withholding may also be made available to the tax authorities in the non-U.S. Stockholder’s country in which such holder resides under the provisions of an applicable treaty or agreement. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. Stockholder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a U.S. broker or a non-U.S. broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. A non-U.S. Stockholder must generally submit an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable IRS Form W-8) attesting to its exempt foreign status in order to qualify as an exempt recipient. Notwithstanding the foregoing, backup withholding and information reporting may apply if we, the paying agent has actual knowledge, or reason to know, that a non-U.S. Stockholder is a U.S. person. Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules from a payment to a non-U.S. Stockholder can be refunded or credited against the non-U.S. Stockholder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Other Tax Considerations

Legislative or Other Actions Affecting REITs

The present U.S. federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time. The REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the Treasury, which review may result in statutory changes as well as revisions to regulations and interpretations. Changes to the U.S. federal tax laws and interpretations thereof could adversely affect an investment in our common stock.

Foreign Account Tax Compliance Act

Withholding at a rate of 30% generally will be required in certain circumstances on dividends in respect of, and, after December 31, 2018, gross proceeds from the sale or other disposition of, our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the U.S. and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country, or other guidance, may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, in certain circumstances, dividends in respect of, and, after December 31, 2018, gross proceeds from the sale or other disposition of, our common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions generally will

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial U.S. owners” or (ii) provides certain information regarding the entity’s “substantial U.S. owners,” which we will in turn provide to the IRS. Investors should consult their tax advisors regarding the possible implications of these rules on their investment in our common stock.

State, Local and Foreign Taxes

We and our subsidiaries and stockholders may be subject to state, local or foreign taxation in various jurisdictions including those in which we or they transact business, own property or reside. Our state, local or foreign tax treatment and that of our stockholders may not conform to the U.S. federal income tax treatment discussed above. Any foreign taxes that we incur do not pass through to stockholders as a credit against their U.S. federal income tax liability. Investors are urged to consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in our stock.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of our common stock by (i) employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any other U.S. or non-U.S. federal, state, local or other laws or regulations that are similar to such provisions of the ERISA or the Code (collectively, “Similar Laws”), and (iii) entities whose underlying assets are considered to include “plan assets” of any of the foregoing described in clause (i) or (ii) (each as described in clause (i), (ii) and (iii) referred to herein as a “Plan”).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (each, a “Covered Plan”) and prohibit certain transactions involving the assets of a Covered Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such a Covered Plan or the management or disposition of the assets of such a Covered Plan, or who renders investment advice for a fee or other compensation to such a Covered Plan, is generally considered to be a fiduciary of the Covered Plan.

In considering an investment of a portion of the assets of any Plan in our common stock, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the applicable prudence, diversification, delegation of control and prohibited transaction provisions of ERISA and the Code with respect to Covered Plans, and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit Covered Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the Covered Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

The acquisition of our common stock by a Covered Plan with respect to which we, the selling stockholders, an underwriter or any of our or their affiliates is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired in accordance with an applicable statutory, class or individual prohibited transaction exemption, of which there are many. There can be no assurance that all of the conditions of any exemption will be satisfied, or that any exemption would apply to all possible transactions in connection with an acquisition of our common stock. Fiduciaries of Covered Plans considering acquiring our common stock in reliance on an exemption should carefully review such exemption to assure it is applicable.

Plans that are Non-U.S. plans (as described in Section 4(b)(4) of ERISA), governmental plans (as defined in Section 3(32) of ERISA) and certain church plans (as defined in Section 3(33) of ERISA), while not subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of ERISA and Section 4975 of the Code, may nevertheless be subject to Similar Laws. Fiduciaries of any such plans should consult with their counsel before purchasing our common stock to determine the need for, and the availability of, any exemptive relief under any Similar Law.

Accordingly, by acceptance of any shares of our common stock, each purchaser and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

or subsequent transferee to acquire our common stock constitutes assets of any Plan or (ii) the acquisition of such common stock by such purchaser or subsequent transferee will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Law.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing our common stock on behalf of, or with the assets of, any Plan, consult with their counsel to determine whether such employee benefit plan is subject to Title I of ERISA, Section 4975 of the Code or any Similar Laws.

Purchasers of the shares of our common stock have the exclusive responsibility for ensuring that their purchase and holding of our common stock complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA, the Code or applicable Similar Laws. Neither this discussion nor anything provided in this prospectus is or is intended to be investment advice directed at any potential Plan purchasers or at Plan purchasers generally and such purchasers of any of our shares of common stock should consult and rely on their own counsel and advisers as to whether an investment in our common stock is suitable for the Plan.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

PLAN OF DISTRIBUTION

The selling stockholders, and their pledgees, donees, transferees or other successors in interest, may from time to time offer and sell, separately or together, shares of our common stock covered by this prospectus. Registration of the shares of common stock covered by this prospectus does not mean, however, that those shares of common stock necessarily will be offered or sold.

The shares of common stock covered by this prospectus may be sold from time to time, at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change or at negotiated prices, by a variety of methods, including the following:

•	on any national securities exchange on which our shares of common stock may be listed at the time of sale, including the NYSE (including through at the market offerings);

•	in the over-the-counter market;

•	in privately negotiated transactions;

•	through broker/dealers, who may act as agents or principals;

•	through one or more underwriters on a firm commitment or best-efforts basis;

•	in a block trade in which a broker/dealer will attempt to sell a block of shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through put or call option transactions relating to the shares of common stock;

•	directly to one or more purchasers;

•	through agents; or

•	in any combination of the above or any other method permitted by applicable law.

In effecting sales, brokers or dealers engaged by us and/or the selling stockholders may arrange for other brokers or dealers to participate. Broker/dealer transactions may include:

•	purchases of the shares of common stock by a broker/dealer as principal and resales of the shares of common stock by the broker/dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions; or

•	transactions in which the broker/dealer solicits purchasers on a best efforts basis.

At any time a particular offer of the shares of common stock covered by this prospectus is made, if required, a prospectus supplement will set forth the aggregate amount of shares of common stock covered by this prospectus being offered and the terms of the offering and the name or names of any underwriters, dealers, brokers or agents. In addition, to the extent required, any discounts, commissions, concessions and other items constituting underwriters’ or agents’ compensation, as well as any discounts, commissions or concessions allowed or reallowed or paid to dealers, will be set forth in such prospectus supplement. Any such required prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the shares of common stock covered by this prospectus.

Except as otherwise set forth in a prospectus supplement, any underwritten offering pursuant to this prospectus will be underwritten by one, several or all of the following financial institutions:                . Any such underwriter(s) may offer the shares of common stock from time to time for sale in one or more transactions on the NYSE, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The underwriter(s) may also propose initially to offer the shares of common stock to the public at a fixed public offering price set forth on the cover page of the applicable prospectus supplement.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

To the extent required, the applicable prospectus supplement will set forth whether or not underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the common stock at levels above those that might otherwise prevail in the open market, including, for example, by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids.

If the selling stockholders utilize a dealer in the sale of the securities being offered pursuant to this prospectus, the selling stockholders will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.

The selling stockholders may also authorize agents or underwriters to solicit offers by certain types of institutional investors to purchase securities from them at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The conditions to these contracts and the commission that the selling stockholders must pay for solicitation of these contracts will be described in a prospectus supplement.

In connection with the sale of the shares of common stock covered by this prospectus through underwriters, underwriters may receive compensation in the form of underwriting discounts or commissions and may also receive commissions from purchasers of shares of common stock for whom they may act as agent. Underwriters may sell to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

Any underwriters, broker/dealers or agents participating in the distribution of the shares of common stock covered by this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions received by any of those underwriters, broker/dealers or agents may be deemed to be underwriting commissions under the Securities Act.

We and/or the selling stockholders may agree to indemnify underwriters, broker-dealers or agents against certain liabilities, including liabilities under the Securities Act, and may also agree to contribute to payments which the underwriters, broker/dealers or agents may be required to make.

Certain of the underwriters, broker/dealers or agents who may become involved in the sale of the shares of common stock may engage in transactions with and perform other services for us in the ordinary course of their business for which they receive customary compensation.

Some of the shares of common stock covered by this prospectus may be sold by selling stockholders in private transactions or under Rule 144 under the Securities Act rather than pursuant to this prospectus.

There can be no assurance that the selling stockholders will sell any or all of the shares of common stock covered by this prospectus.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

LEGAL MATTERS

Certain legal and tax matters will be passed upon for us and the selling stockholders by Simpson Thacher & Bartlett LLP, New York, New York. Venable LLP, Baltimore, Maryland will issue an opinion to us regarding certain matters of Maryland law, including the validity of the common stock offered hereby. An investment vehicle comprised of selected partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others owns an interest representing less than 1% of the capital commitments of funds affiliated with The Blackstone Group L.P.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

EXPERTS

The consolidated financial statements as of December 31, 2017 and 2016, and for each of the three years in the period ended December 31, 2017 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-11 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and shares of our common stock, we refer you to the registration statement and to its exhibits. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and in each instance we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. You may inspect the registration statement and its exhibits and schedules and other reports and information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.

We are subject to the informational requirements of the Exchange Act, and we are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may inspect these reports, proxy statements and other information without charge at the SEC’s website. We intend to make available to our common stockholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

We maintain an internet site at http://www.corepoint.com. Our website and the information contained on or connected to that site are not incorporated into this prospectus or any registration statement of which it forms a part.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

CorePoint Lodging Inc.

Irving, Texas

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CorePoint Lodging Inc. (successor to La Quinta Holdings Inc.) and subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Dallas, Texas

February 28, 2018 (November 13, 2018 as to the effects of the reverse spinoff of La Quinta Holdings Inc. from CorePoint Lodging Inc. as described in Notes 1 and 3)

We have served as the Company’s auditor since 2006.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

CorePoint Lodging Inc.

Consolidated Balance Sheets

As of December 31, 2017 and 2016

(in millions, except share data)

	2017	2016
	(in millions, except share data)
ASSETS
Assets:
Real estate
Land	$739	$741
Buildings and improvements	2,706	2,613
Furniture, fixtures, and other equipment	363	343

Gross operating real estate	3,808	3,697
Less accumulated depreciation	(1,425)	(1,332)

Net operating real estate	2,383	2,365
Construction in progress	75	57

Total real estate, net	2,458	2,422
Cash and cash equivalents	141	161
Accounts receivable, net	42	21
Other assets	32	50
Assets from discontinued operations	280	239

Total Assets	$2,953	$2,893

LIABILITIES AND EQUITY
Liabilities:
Debt, net	$992	$999
Accounts payable and accrued expenses	65	51
Other liabilities	9	19
Deferred tax liabilities	213	310
Liabilities from discontinued operations	846	856

Total Liabilities	2,125	2,235

Commitments and Contingencies
Equity:
Preferred Stock, $0.01 par value; 100.0 million shares authorized and none outstanding as of December 31, 2017 and 2016	—	—
Common Stock, $0.01 par value; 2.0 billion shares authorized at December 31, 2017 and 2016; 66.2 million and 65.9 million shares issued as of December 31, 2017 and 2016, respectively; and 58.7 million and 58.4 million shares outstanding as of December 31, 2017 and 2016, respectively	1	1
Additional paid-in-capital	1,181	1,166
Accumulated deficit	(144)	(296)
Treasury stock at cost, 7.6 million shares at December 31, 2017 and 7.5 million shares at December 31, 2016	(212)	(210)
Accumulated other comprehensive loss	(1)	(6)
Noncontrolling interests	3	3

Total Equity	828	658

Total Liabilities and Equity	$2,953	$2,893

The accompanying notes are an integral part of these consolidated financial statements.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

CorePoint Lodging Inc.

Consolidated Statements of Operations

For the years ended December 31, 2017, 2016 and 2015

(in millions, except share data)

	2017	2016	2015
	(in millions, except per share data)
REVENUES:
Rooms	$820	$855	$887
Other	16	16	16

Total Revenues	836	871	903
OPERATING EXPENSES:
Rooms	353	344	333
Other departmental and support	120	122	127
Property tax, insurance and other	56	63	64
Corporate general and administrative	76	54	66
Depreciation and amortization	140	139	158
Casualty and impairment loss, net	3	107	52
(Gain) loss on sales	(4)	(5)	4

Total Operating Expenses	744	824	804

Operating Income	92	47	99
OTHER INCOME (EXPENSES):
Interest expense	(49)	(48)	(51)
Other income, net	1	2	8

Total Other Expenses, net	(48)	(46)	(43)

Income from Continuing Operations Before Income Taxes	44	1	56
Income tax benefit (expense)	109	2	(25)

Income from Continuing Operations, net of tax	153	3	31
Loss from Discontinued Operations, net of tax	(1)	(4)	(5)

Net Income (loss) attributable to CorePoint Lodging stockholders	152	(1)	26

Earnings (loss) per share:
Basic from continuing operations	$2.63	$0.04	$0.48
Basic from discontinued operations	(0.01)	(0.06)	(0.06)

Basic earnings (loss) per share	$2.62	$(0.02)	$0.42

Diluted from continuing operations	$2.62	$0.04	$0.48
Diluted from discontinued operations	(0.02)	(0.06)	(0.08)

Diluted earnings (loss) per share	$2.60	$(0.02)	$0.40

The accompanying notes are an integral part of these consolidated financial statements.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

CorePoint Lodging Inc.

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2017, 2016 and 2015

(in millions)

	2017	2016	2015
	(in millions)
NET INCOME (LOSS)	$152	$(1)	$26
Cash flow hedge adjustment, net of tax	5	1	(4)

COMPREHENSIVE NET INCOME	157	—	22
Comprehensive net income attributable to noncontrolling interests	—	—	—

Comprehensive net income attributable to CorePoint Lodging’s Stockholders	$157	$—	$22

The accompanying notes are an integral part of these consolidated financial statements.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

CorePoint Lodging Inc.

Consolidated Statement of Equity

For the years ended December 31, 2017, 2016 and 2015

(in millions)

	Equity Attributable to CorePoint Lodging Inc. Stockholders
	Common Stock		Treasury Stock	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total Equity
	Shares	Amount
Balance as of January 1, 2015	65.3	$1	$(2)	$1,130	$(321)	$(3)	$3	$808

Net income	—	—	—	—	26	—	—	26
Equity-based compensation	0.1	—	—	23	—	—	—	23
Repurchase of common stock	(3.2)	—	(106)	—	—	—	—	(106)
Cash flow hedge adjustment	—	—	—	—	—	(4)	—	(4)

Balance as of December 31, 2015	62.2	$1	$(108)	$1,153	$(295)	$(7)	$3	$747

Net loss	—	—	—	—	(1)	—	—	(1)
Equity-based compensation	0.4	—	—	14	—	—	—	14
Tax deficit related to equity comp (APIC Pool)	—	—	—	(1)	—	—	—	(1)
Repurchase of common stock	(4.2)	—	(102)	—	—	—	—	(102)
Cash flow hedge adjustment	—	—	—	—	—	1	—	1

Balance as of December 31, 2016	58.4	$1	$(210)	$1,166	$(296)	$(6)	$3	$658

Net income	—	—	—	—	152	—	—	152
Equity-based compensation	0.4	—	—	15	—	—	—	15
Repurchase of common stock	(0.1)	—	(2)	—	—	—	—	(2)
Cash flow hedge adjustment	—	—	—	—	—	5	—	5

Balance as of December 31, 2017	58.7	$1	$(212)	$1,181	$(144)	$(1)	$3	$828

The accompanying notes are an integral part of these consolidated financial statements.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

CorePoint Lodging Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2017, 2016 and 2015

(in millions)

	2017	2016	2015
	(in millions)
Cash flows from operating activities:
Net income (loss)	$152	$(1)	$26
Adjustment to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	148	147	166
Amortization of other assets	1	—	—
Loss related to casualty disasters	2	3	2
Amortization of deferred costs	6	6	6
Impairment	1	104	50
Gain (loss) on sale or retirement of assets	—	(5)	5
Equity-based compensation expense	16	14	22
Deferred tax (benefit) expense	(112)	(12)	17
Provision for doubtful accounts	2	1	2
Changes in assets and liabilities:
Accounts receivable	2	(9)	—
Other assets	(31)	3	(2)
Accounts payable and accrued expenses	(7)	12	(13)
Other liabilities	2	1	3

Net cash provided by operating activities	182	264	284
Cash flows from investing activities:
Capital expenditures	(218)	(144)	(92)
Insurance proceeds on casualty disasters	6	5	5
Proceeds from sale of assets	33	71	38
Payment of franchise incentives	(2)	(2)	—
Decrease in other assets	—	—	1

Net cash used in investing activities	(181)	(70)	(48)
Cash flows from financing activities:
Repayment of debt	(18)	(18)	(153)
Purchase of treasury stock	(3)	(102)	(106)

Net cash used in financing activities	(21)	(120)	(259)

Increase (decrease) in cash and cash equivalents	(20)	74	(23)
Cash and cash equivalents at the beginning of the year	161	87	110

Cash and cash equivalents at the end of the year	$141	$161	$87

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid during the year	$77	$77	$83

Income taxes paid during the year, net of refunds	$22	$10	$12

SUPPLEMENTAL NON-CASH DISCLOSURE:
Capital expenditures included in accounts payable	$14	$6	$3

Cash flow hedge adjustment, net of tax	$5	$1	$(4)

Receivable for capital assets damaged by casualty disasters	$23	$4	$5

The accompanying notes are an integral part of these consolidated financial statements.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

NOTE 1. ORGANIZATION AND BASIS OF PRESENTATION

Organization and Business

CorePoint Lodging Inc., a Maryland corporation (“we,” “us,” “our,” “CorePoint Lodging,” “CorePoint” or the “Company”) is a nationwide lodging real estate company formed in May 2017, primarily serving the upper mid-scale and mid-scale segments, with a portfolio of select service hotels located in the United States (“U.S.”).

The following table sets forth the number of owned and joint venture hotels as of December 31, 2017, 2016 and 2015 respectively:

	2017		2016		2015
	# of hotels	# of rooms	# of hotels	# of rooms	# of hotels	# of rooms
Owned (1)	316	40,400	321	41,000	340	43,400
Joint Venture	1	200	1	200	1	200

Totals	317	40,600	322	41,200	341	43,600

(1)	As of December 31, 2017, 2016 and 2015, owned hotels includes three, five and thirteen hotels, respectively, designated as assets held for sale, which are subject to a definitive purchase agreement.

For U.S. federal income tax purposes, we intend to elect to be taxed as a real estate investment trust (“REIT”), effective May 31, 2018. We are currently, and expect to continue to be, organized and operated in a REIT qualified manner. As a REIT, the Company will generally not be subject to federal corporate income tax on the portion of its net income that is distributed to its stockholders if it distributes at least 90% of its REIT taxable income to its stockholders by prescribed dates and complies with various other requirements.

Our Spin-Off from La Quinta Holdings Inc.

Effective April 14, 2014 (the “IPO Effective Date”), La Quinta Holdings Inc. (“Holdings,” “LQH Parent,” and together with its consolidated subsidiaries, “LQH”) completed its initial public offering (“IPO”) in which Holdings issued and sold 44.0 million shares of common stock. Holdings was incorporated in the state of Delaware on December 9, 2013.

Lodge Holdco I L.L.C. (“Holdco I”) and Lodge Holdco II L.L.C. (“Holdco II”), each a Delaware limited liability company, were formed on January 4, 2006. Lodge Holdco III L.L.C. (“Holdco III”), a Delaware limited liability company, was formed March 17, 2006. We refer collectively to Holdco I, Holdco II, and Holdco III as the “La Quinta Predecessor Entities”. Since those dates and prior to the completion of our IPO, the La Quinta Predecessor Entities were owned and controlled by Blackstone Real Estate Partners IV L.P. and affiliates (“BREP IV”) and Blackstone Real Estate Partners V L.P. and affiliates (“BREP V”). BREP IV and BREP V are affiliates of The Blackstone Group L.P. (collectivity, the “Funds” or “Blackstone”).

In November 2014 and April 2015, Blackstone completed two secondary offerings in which it registered and sold 23.0 and 23.9 million shares of Holdings common stock, respectively. As of December 31, 2017, Blackstone owned 30.0% of Holdings’ outstanding common stock.

On January 18, 2017, La Quinta Holdings Inc., a Delaware corporation announced its intention to pursue the possibility of separating its real estate business from its franchise and management business, including the spin-off of its real estate ownership business into an independent, publicly traded company. The spin-off of CorePoint Lodging was made as part of a plan approved by LQH Parent’s board of directors to spin off LQH’s real estate business into a stand-alone, publicly traded company prior to the merger of LQH Parent with a wholly owned subsidiary of Wyndham Worldwide Corporation, a Delaware corporation (“Wyndham Worldwide”). The completion of the spin-off, followed by the completion of the merger, occurred on May 30, 2018. For additional discussion of the spin-off and related transactions, see Note 3.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Notwithstanding the legal form of the spin-off, for accounting and financial reporting purposes, LQH Parent is presented as being spun-off from CorePoint (a “reverse spin”). This presentation is in accordance with generally accepted accounting principles in the U.S. (“GAAP”), specifically Financial Account Standards Board (“FASB”) statement “Spinoff and Reverse Spinoffs”, and is primarily a result of the relative significance of CorePoint’s business to LQH’s business, as measured in terms of revenues, profits, and assets. Therefore, CorePoint Lodging Inc. is considered the divesting entity and treated as the “accounting successor,” and LQH Parent is the “accounting spinnee” and “accounting predecessor” for consolidated financial reporting purposes.

In accordance with FASB statement “Presentation of Financial Statements – Discontinued Operations”, effective with the closing of the spin-off on May 30, 2018, the results of operations related to LQH Parent’s hotel franchise and hotel management business are reported as discontinued operations for all periods presented. In addition, the assets and liabilities of LQH Parent’s hotel franchise and hotel management business have been segregated from the assets and liabilities related to the Company’s continuing operations and presented separately on the Company’s comparative balance sheets as of December 31, 2017 and 2016. Unless otherwise noted, all disclosures in the notes accompanying the consolidated financial statements reflect only continuing operations.

Reverse Stock Split

On May 30, 2018, in connection with the spin-off, each share of the common stock of LQH Parent (par value $0.01) was reclassified and combined into one half of a share of the common stock of LQH Parent (par value $0.02) (the “Reverse Stock Split”). The authorized number of shares was reduced from 2,000,000,000 to 1,000,000,000. All share and share-related information in these consolidated financial statements have been retroactively adjusted to reflect the decreased number of shares resulting from the Reverse Stock Split.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with GAAP. These consolidated financial statements present the consolidated financial position and results of operations of CorePoint as of and for the years ended December 31, 2017, 2016 and 2015 giving effect to the spin-off, with the historical financial results of LQH Parent reflected as discontinued operations. These financial statements represent the financial position and results of operations of entities that have historically been under common control of the accounting predecessor, LQH Parent.

The accompanying consolidated financial statements include the accounts of the Company, as well as its wholly-owned subsidiaries and any consolidated variable interest entities (“VIEs”). We recognize noncontrolling interests for the proportionate share of operations for ownership interests not held by our stockholders. All intercompany transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Reclassifications

Certain line items on the consolidated balance sheet as of December 31, 2017 and 2016 and the consolidated statements of operations for the years ended December 31, 2017, 2016 and 2015 have been reclassified to conform to the presentation following the spin-off. These reclassifications had no impact on our net income (loss) or financial position and were made in order to conform to presentations consistent with other REIT peers and reflect the results of discontinued operations. See Note 3 for additional information.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES AND RECENTLY ISSUED ACCOUNTING STANDARDS

Revenue Recognition

Revenues primarily consist of room rentals, franchise fees and other hotel revenues. We defer a portion of our revenue from franchisees at the time the franchise agreement is signed and recognize the remainder upon hotel opening.

Room revenues are derived from room rentals at our owned hotels. We recognize room revenue on a daily basis based on an agreed-upon daily rate after the guest has stayed at one of our hotels. Customer incentive discounts, cash rebates, and refunds are recognized as a reduction of room revenues. Occupancy, hotel, and sales taxes collected from customers and remitted to the taxing authorities are excluded from revenues in the accompanying consolidated statements of operations.

Franchise and other fee-based revenues are classified as discontinued operations within our consolidated statement of operations. Included in franchise and other fee-based revenues are franchise fee revenues, which primarily consist of revenues from franchisees for application and initial fees, royalty, reservations, and training, as well as fees related to our guest loyalty program (“Returns”). We recognize franchise fee revenue on a gross basis because we (1) are the primary obligor in these arrangements, (2) have latitude in establishing rates, (3) perform the services delivered, (4) have some discretion over supplier selection, and (5) determine the specification of services delivered. The different types of franchise fee revenues included in discontinued operations are described as follows:

•

Upon execution of a franchise agreement, a franchisee is required to pay us an initial fee. We recognize the initial fee as revenue when substantial performance of our obligations to the franchisee with respect to the initial fee has been achieved. In most cases, the vast majority of the initial fee is recognized as revenue when each franchise agreement is signed as, after that date, our remaining obligations to the franchisee are limited to (1) pre-opening inspections, for which we defer $2,500, and (2) if mandated by us or agreed to with the franchisee, preopening training and marketing support related to entry into the La Quinta brand, for which we defer $5,000. These amounts represent an estimate of the value provided to the franchisee related to the services provided, and are based on our experience with time, materials, and third-party costs necessary to provide these services. We recognize the remaining deferred initial fee as revenue when the franchised property opens as the remaining service obligations have been fulfilled.

•

For franchise agreements entered into prior to April 1, 2013, we collect a monthly royalty fee from franchisees generally equal to 4.0% of their room revenues until the franchisee has operated as a La Quinta hotel for twenty-four consecutive months. Beginning in the twenty-fifth month of operation, the franchisee monthly royalty fee increases to 4.5%. Pursuant to franchise agreements entered into with new U.S. franchisees on or after April 1, 2013, we collect a royalty fee from franchisees equal to 4.5% of their room revenues until the franchisee has operated as a La Quinta hotel for twenty-four consecutive months. Beginning in the twenty-fifth month of operation, the franchisee monthly royalty fee increases to 5.0%. In each of these cases, the franchisee has the opportunity to earn the additional 0.5% back via rebate by achieving certain defined customer satisfaction results. Pursuant to franchise agreements entered into with franchisees outside of the U.S. on or after April 1, 2013, we generally collect a royalty fee from franchisees equal to 4.5% of their room revenues throughout the term and do not offer a rebate.

•

We receive reservation and technology fees, as well as fees related to Returns, in connection with franchising our La Quinta brand. Such fees are recognized based on a percentage of the franchisee’s eligible hotel room revenues or room count. We also perform certain other services for franchisees such as training and revenue management. Revenue for these services is recognized at the time the services are performed.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Other hotel revenues include revenues generated by the incidental support of hotel operations for owned hotels and other rental income. We record rental income from operating leases associated with leasing space for restaurants, billboards, and cell towers. Rental income is recognized on a straight-line basis over the life of the respective lease agreement.

Brand marketing fund revenues from franchise properties represent fees collected from franchised hotels related to maintaining our Brand Marketing Fund (“BMF”) and are included in discontinued operations in our consolidated statement of operations. We maintain the BMF on behalf of all La Quinta branded hotel properties, including our owned hotels, from which national marketing and advertising campaign expenses are paid. Each La Quinta branded hotel is charged a percentage of its room revenue from which the expenses of the fund are covered. The corresponding expenditures of the BMF fees collected from franchised and managed hotels are presented as brand marketing fund expenses from franchised hotels in our consolidated statements of operations, resulting in no net impact to operating income or net loss.

Cash and Cash Equivalents

We consider all cash on hand, demand deposits with financial institutions, and short-term highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents consist of highly liquid investments that are stated at cost, which approximates fair market value. Certain balances in cash and cash equivalents exceed the Federal Deposit Insurance Corporation limit of $250,000; however, we believe credit risk related to these deposits is minimal.

Accounts Receivable

Accounts receivable primarily consists of receivables due from hotel guests, credit card companies and insurance settlements. Accounts receivable are carried at estimated collectable amounts. We periodically evaluate our receivables for collectability based on historical experience, the length of time receivables are past due, and the general economy. We provide an allowance for doubtful accounts, after considering factors that might affect the collection of accounts receivable, including historical losses and the ability of the party to meet its obligations to us. Accounts receivable are written off when determined to be uncollectable. Our insurance settlement receivables are recorded based upon the losses we have recorded as a result of emergency management services incurred or write down of assets damaged as the result of an insurable event. As of December 31, 2017 and 2016, the Company had $23 million and $2 million of insurance settlement receivables, respectively. The company does not record a receivable related to estimated cost to recover nor business interruption claims.

Investment in Real Estate

Property and equipment are stated at cost less accumulated depreciation computed using a straight-line method over the estimated useful life of each asset:

Buildings and improvements	5 to 40 years
Furniture, fixtures and other equipment Leasehold Improvements	2 to 10 years shorter of the lease term or the estimated useful life

We periodically review the useful lives of our long-lived assets based on current assessments of the remaining utility of our assets. Such changes are accounted for prospectively and would either increase or decrease depreciation expense in the accompanying consolidated statements of operations.

We capitalize expenditures that increase the overall value of an asset or extend an asset’s life, typically associated with hotel refurbishment, renovation, and major repairs. Such costs primarily include third party contract labor, professional design and construction costs, including associated materials, and other direct and indirect costs, such as sales and use tax, incurred during the redevelopment and renovation period. The

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

capitalization period begins when the activities related to development have begun and ceases when the project is substantially complete and the assets are held available for use or occupancy. Once a redevelopment project is substantially complete and the associated assets are ready for intended use, costs related to the redevelopment project are no longer capitalized. Additionally, we capitalize costs such as construction administration, cost accounting, design and other various office costs that clearly relate to projects under development or construction (“Indirect Costs”). Total capitalized Indirect Costs for the year ended December 31, 2017, 2016 and 2015 was $5 million, $4 million and $3 million, respectively.

Normal maintenance and repair costs are expensed as incurred. When depreciable property is retired or disposed, the related cost and accumulated depreciation or amortization is removed from the applicable accounts and any gain or loss is reflected in the accompanying consolidated statements of operations.

Assets Held for Sale

Long-lived assets are classified as held for sale when all of the following criteria are met:

•	Management, having the authority to approve the action, commits to a plan to sell the asset and does not expect significant changes to the plan or that the plan will be withdrawn;

•	The asset is available for immediate sale in its present condition;

•	The asset is being actively marketed;

•	The sale of the asset is probable within one year.

When we identify a long-lived asset as held for sale, depreciation of the asset is discontinued and the carrying value is reduced, if necessary, to the estimated sales price less costs to sell by recording a charge to current earnings. All assets held for sale are monitored through the date of sale for potential adjustments based on offers we are willing to take under serious consideration and continued review of facts and circumstances. Losses on sales are recorded to the extent that the amounts ultimately received for the sale of assets differ from the adjusted book values of the assets. Gains on sales are recognized at the time the assets are sold, provided there is reasonable assurance the sales price will be collected and any future activities to be performed by the Company relating to the assets sold are expected to be insignificant.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or pay to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. In evaluating the fair value of both financial and non-financial assets and liabilities, we use the accounting guidance that establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair value into three broad levels, which are as follows:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Valuations in this category are inherently less reliable than quoted market prices due to the degree of subjectivity involved in determining appropriate methodologies and the applicable underlying observable market assumptions.

•

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. These inputs cannot be validated by readily determinable market data and generally involve considerable judgment by management.

We use the highest level of observable market data if such data is available without undue cost and effort.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Valuation and Impairment of Long-lived Assets

We review the performance of long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We also identify properties we intend to sell and properties we intend to hold for use. For each asset or group of assets held for use with indicators of impairment, we compare the sum of the expected future cash flows (undiscounted and without interest charges) generated by the asset or group of assets with its associated net carrying value.

If the net carrying value of the asset or group of assets exceeds expected undiscounted future cash flows, the excess of the net book value over estimated fair value is charged to impairment loss in the accompanying consolidated statements of operations. Properties held for sale are reported at the lower of their carrying amount or their estimated sales price, less estimated costs to sell.

We estimate fair value primarily using Level 3 inputs by (1) calculating the discounted expected future cash flows, and (2) calculating expected liquidated sales proceeds, relying on common hotel valuation methods such as multiples of room revenues or per room valuations. Our estimate of fair value of the asset using these Level 3 inputs then becomes the new basis of the asset or group of assets and this new basis is then depreciated over the asset’s remaining useful life. We may be subject to impairment charges in the future, in the event that operating results of individual hotel operations are materially different from its forecasts, the economy or the lodging industry weakens, or if the assumed holding period of a hotel is shortened.

Intangible assets— Intangible assets consist of trademarks, franchise agreements and management contracts, Returns membership list, and leasehold interests. All intangible assets other than leasehold interests are included in discontinued operations on the accompanying consolidated financial statements. Owned trademarks are not amortized but are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

Intangible assets with a definite life are amortized on a straight-line basis over their estimated useful lives, which consist of the following:

Franchise agreements, management contracts and other	3 to 20 years
Returns membership list	3 years
Leasehold interests—hotels, restaurants, office	2 to 49 years

Derivative Instruments

We use derivative instruments as part of our overall strategy to manage our exposure to market risks associated with fluctuations in interest rates. We regularly monitor the financial stability and credit standing of the counterparties to our derivative instruments. We do not enter into derivative financial instruments for trading or speculative purposes.

We record all derivatives at fair value. On the date the derivative contract is entered, we designate the derivative as one of the following: a hedge of a forecasted transaction or the variability of cash flows to be paid (“cash flow hedge”), a hedge of the fair value of a recognized asset or liability (“fair value hedge”), or an undesignated hedge instrument. Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge or net investment hedge are recorded in the consolidated statements of comprehensive income (loss) until they are reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Changes in the fair value of a derivative that is qualified, designated and highly effective as a fair value hedge, along with the gain or loss on the hedged asset or liability that is attributable to the hedged risk, are recorded in current period earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in current period earnings. Cash flows from designated derivative financial instruments are classified within the same category as the item being hedged in the consolidated statements of cash flows.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

If we determine that we qualify for and will designate a derivative as a hedging instrument at the designation date, we formally document all relationships between hedging activities, including the risk management objective and strategy for undertaking various hedge transactions. This process includes matching all derivatives that are designated as cash flow hedges to specific forecasted transactions, linking all derivatives designated as fair value hedges to specific assets and liabilities in our consolidated balance sheets, and determining the foreign currency exposure of net investment of the foreign operation for a net investment hedge.

On a quarterly basis, we assess the effectiveness of our designated hedges in offsetting the variability in the cash flows or fair values of the hedged assets or obligations via use of a statistical regression approach. Additionally, we measure ineffectiveness using the hypothetical derivative method. This method compares the cumulative change in fair value of each hedging instrument to the cumulative change in fair value of a hypothetical hedging instrument, which has terms that identically match the critical terms of the respective hedged transactions. Thus, the hypothetical hedging instrument is presumed to perfectly offset the hedged cash flows. Ineffectiveness results when the cumulative change in the fair value of the hedging instrument exceeds the cumulative change in the fair value of the hypothetical hedging instrument. We discontinue hedge accounting prospectively when the derivative is not highly effective as a hedge, the underlying hedged transaction is no longer probable, or the hedging instrument expires, is sold, terminated or exercised.

Noncontrolling interests

Noncontrolling interests are recognized within total equity in our consolidated balance sheets, reflected in net income attributable to noncontrolling interests in our consolidated statements of operations, and included in our consolidated statements of equity.

We hold a 60% controlling equity interest in a joint venture. The joint venture owns and operates one hotel in New Orleans, Louisiana. The noncontrolling interest, totaling 40%, represents the external partner’s interest in the joint venture of approximately $3 million as of December 31, 2017 and 2016. Total distributions to the noncontrolling interest holder were approximately $0.3 million, $0.3 million and $0.5 million for the years ended December 31, 2017, 2016 and 2015, respectively

Principal Components of Expenses

Rooms — These expenses include hotel expenses of housekeeping, reservation systems, room and breakfast supplies and front desk costs.

Other departmental and support — These expenses include labor and other expenses that constitute non-room operating expenses, including parking, telecommunications, on-site administrative departments, sales and marketing, recurring repairs and maintenance and utility expenses.

Property tax, insurance and other — These expenses consist primarily of real and personal property taxes, other local taxes, ground rent, equipment rent and insurance.

Corporate general and administrative — These expenses include off-site general and administrative expenses, consisting primarily of compensation, contract labor expense for our corporate staff, professional fees, travel expenses, and office administrative and related expenses.

Casualty and impairment loss, net — These expenses include losses incurred resulting from property damage or destruction caused by any sudden, unexpected or unusual event such as a hurricane. Impairment losses are non-cash expenses that are recognized when circumstances indicate that the carrying value of a long-lived asset is not recoverable. An impairment loss is recognized for the excess of the carrying value over the fair value of the asset.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Long-term debt amendments

We may elect to amend, extend, repay, or otherwise modify the terms of our long-term debt arrangements. When such a transaction occurs, we determine the appropriate accounting treatment primarily by first determining whether we have been fully relieved of our obligation by the creditor. If so, we recognize an extinguishment of debt and calculate a gain or loss which is reflected as gain or loss on extinguishment of debt in the accompanying consolidated statements of operations. If we are not fully relieved of our obligation by the creditor, we consider whether the amended debt agreement has substantially different terms, generally defined as a change in cash flows, on a present value basis, of 10 percent or greater. If the terms are not substantially different, we account for the change as a modification. If the terms are substantially different, we account for the change as an extinguishment of the old debt and the issuance of a new debt instrument. The determination of modification or extinguishment status then governs the expense versus deferral treatment of third party costs paid related to the modification.

Equity-Based Compensation

We recognize the cost of services received in an equity-based payment transaction with an employee as services are received and record either a corresponding increase in equity or a liability, depending on whether the instruments granted satisfy the equity or liability classification criteria.

The measurement objective for equity awards is the estimated fair value at the grant date of the equity instruments that we are obligated to issue when employees have rendered the requisite service and satisfied any other conditions necessary to earn the right to benefit from the instruments. The compensation cost for an award classified as an equity instrument is recognized ratably over the requisite service period. The requisite service period is the period during which an employee is required to provide service in exchange for an award.

Compensation cost for awards with performance conditions is recognized over the requisite service period if it is probable that the performance condition will be satisfied. If such performance conditions are not considered probable until they occur, no compensation expense for these awards is recognized.

Income Taxes

The accompanying consolidated financial statements include taxable entities and limited liability companies. Limited liability companies generally are not subject to federal income taxes at the entity level. For our taxable subsidiaries, we account for income taxes using the asset and liability approach for financial accounting and reporting purposes.

For financial reporting purposes, income tax expense or benefit is based on reported financial accounting income or loss before income taxes.

Deferred tax assets and liabilities reflect the temporary differences between assets and liabilities recognized for financial reporting and the analogous amounts recognized for tax purposes using the statutory tax rates expected to be in effect for the year in which the differences are expected to reverse, within the taxable subsidiaries.

We evaluate the probability of realizing the future benefits of deferred tax assets and provide a valuation allowance for the portion of any deferred tax assets where the likelihood of realizing an income tax benefit in the future does not meet the more-likely-than-not criteria for recognition.

We recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. We accrue interest and, if applicable, penalties for any uncertain tax positions. Our policy is to classify interest and penalties as a component of income tax expense. The Company has open tax years dating back to 2010.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The State of Texas imposes a margin tax of 0.75%, based on the prior year’s Texas-sourced gross receipts. This tax is treated as an income tax and accrued in the accounting period in which the taxable gross receipts are recognized.

We are required by certain foreign jurisdictions to have franchisees withhold, for income tax purposes, a percentage of revenues related to royalties and certain other revenues. For the period from January 1, 2015 to December 31, 2017, the withholding rate was between 10% and 33% depending upon the country, after the application of certain income tax treaties between the U.S. and Mexico and Canada. These taxes are treated as an income tax and expensed in the period in which the taxable gross receipts are recognized.

On December 22, 2017, the Tax Cuts and Jobs Act (the “Tax Act”) was enacted into law. The new legislation contains several key tax provisions that affected us, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. We are required to recognize the effect of the tax law changes in the period of enactment, which includes re-measuring our U.S. deferred tax assets and liabilities as well as reassessing the net realizability of our deferred tax assets and liabilities. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (SAB 118), which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Since the Tax Act was passed late in the fourth quarter of 2017, and ongoing guidance and accounting interpretation is expected over the next 12 months, we consider the deferred tax re-measurements and other items to be incomplete due to the forthcoming guidance and our ongoing analysis of final year-end data and tax positions. We expect to complete our analysis within the measurement period in accordance with SAB 118.

After the Spin-Off, we are organized in conformity with, and operate in a manner that will allow us to elect to be taxed as, a REIT, for U.S. federal and state income tax purposes beginning with our tax year ending December 31, 2018 and we expect to continue to be organized and operate so as to qualify as a REIT. To qualify as a REIT, we must continually satisfy requirements related to, among other things, the real estate qualification of sources of our income, the real estate composition and values of our assets, the amounts we distribute to our stockholders annually and the diversity of ownership of our stock. To the extent we qualify as a REIT, we generally will not be subject to U.S. federal income tax on taxable income generated by our REIT activities that we distribute to our stockholders.

Comprehensive income

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources and includes all changes in equity during a period, except those resulting from investments by owners and distributions to owners.

Concentrations of Credit Risk and Business Risk

Financial instruments, which potentially subject us to concentrations of credit risk, consist principally of cash and cash equivalents. We utilize financial institutions that we consider to be of high credit quality and consider the risk of default to be minimal. We also monitor the credit-worthiness of our customers and financial institutions before extending credit or making investments.

Lodging operations are particularly sensitive to adverse economic and competitive conditions and trends, which could adversely affect the Company’s business, financial condition, and results of operations.

Geographic concentrations, which potentially subject us to concentrations of business risk, relate primarily to locations of hotels and the revenue recognized in various states within the U.S. We have a concentration of hotels operating in Texas, Florida and California.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The percentages of our total revenues, excluding revenue from discontinued operations, from these states for the years ended December 31, 2017, 2016 and 2015 are as follows:

	2017	2016	2015
Texas	21%	21%	22%
Florida	16%	16%	17%
California	10%	10%	9%

Total	47%	47%	48%

Segment Reporting

Our hotels have similar economic characteristics and customers across all geographic locations, and our service offerings and delivery of services are provided in a similar manner, using the same types of facilities and similar technologies. Our chief operating decision maker, the Company’s Chief Executive Officer, reviews our financial information on an aggregated basis. As a result, we have concluded that we have one reportable business segment.

Newly Issued Accounting Standards

In February 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-02, Income Statement – Reporting Comprehensive Income (Topic 220). The guidance in ASU 2018-02 allows an entity to elect to reclassify the stranded tax effects related to the Tax Cuts and Jobs Act (the Tax Act) of 2017 from accumulated other comprehensive income into retained earnings. ASU 2018-02 is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. We are currently evaluating the effect this standard will have on its Consolidated Financial Statements.

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. The purpose of this update is to better align a company’s risk management activities and financial reporting for hedging relationships, simplify the hedge accounting requirements, and improve the disclosure of hedging arrangements. ASU 2017-12 is effective for annual reporting periods, and interim periods beginning after December 31, 2018. Early adoption is permitted. We are currently evaluating the impact of this guidance on our consolidated financial position, results of operations and related disclosures.

In May 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting. This update clarifies the changes to terms or conditions of a share-based payment award that require an entity to apply modification accounting. ASU 2017-09 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2017. Early application is permitted and prospective application is required. We do not expect the implementation of this guidance to have a material impact on our consolidated financial position and results of operations.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which provides guidance for evaluating whether certain transactions are to be accounted for as an acquisition (or disposal) of either a business or an asset. This standard is applied on a prospective basis. Early adoption is permitted for transactions occurring subsequent to the issuance of ASU 2017-01 and not reported in the financial statements. The guidance is effective for the interim and annual periods beginning after December 15, 2017, on a prospective basis, and earlier adoption is permitted for transactions occurring subsequent to the issuance of ASU 2017-01 and not reported in the financial statements. We do not anticipate the adoption of this guidance will have a material impact on our consolidated financial position, results of operations and related disclosures.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which changes the methodology for measuring credit losses on

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

financial instruments and the timing of when such losses are recorded. The guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2019. Early adoption is permitted for fiscal years, and interim periods within those years, beginning after December 15, 2018. Historically, credit losses have not been material to the Company. We are currently evaluating the impact of this guidance on our financial statements but do not expect the implementation of this guidance to have a material impact on our consolidated financial position and results of operations.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize on the balance sheet a right-of-use asset, representing its right to use the underlying asset for the lease term, and a lease liability for all leases with terms greater than 12 months. The guidance also requires qualitative and quantitative disclosures designed to assess the amount, timing, and uncertainty of cash flows arising from leases. The standard requires the use of a modified retrospective transition approach, which includes a number of optional practical expedients that entities may elect to apply. The guidance is effective for the interim and annual periods beginning after December 15, 2018. Early adoption is permitted. The impact of this guidance is expected to increase assets and liabilities on the Company’s consolidated balance sheet. We are currently evaluating the magnitude of the impact of this guidance on our consolidated financial statements and related disclosures.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). We implemented ASU 2014-09, Revenue from Contracts with Customers (“ASC 606”) on January 1, 2018 using the modified retrospective method for open contracts. Upon adoption, the accounting change is applied to the current period with the cumulative adjustment recorded to retained earnings. The prior period results will not be recast to reflect the new standard. The adoption of this new standard is not expected to have a significant impact on our 2018 operating results primarily due to the reversing effects from the cumulative adjustment recorded to retained earnings, as well as how we account for new franchise agreements.

While we continue to complete our analysis of the possible impacts on our consolidated financial statements, ASC 606 is expected to impact either the amount or timing of revenue recognition as follows:

1)

Revenue related to our La Quinta Returns loyalty program will be recognized upon point redemption as opposed to when points are issued. Also, as a sponsor of the loyalty program, any points used at owned hotels will be accounted for as a reduction in revenue from owned hotels as opposed to expense;

2)

Application, initial and transfer fees charged when new franchised hotels enter our system or there is a change of ownership will be recognized over the term of the franchise contract, rather than primarily upon execution of the contract;

3)	Certain customer acquisition costs in the form of commission expense will be deferred and recognized as part of general and administrative expense over the period of expected benefit; and

4)

Certain customer acquisition costs in the form of key money incentives will continue to be recognized as a reduction in revenue. However, the term of amortization will change to the period of expected benefit.

We expect to record transition adjustments for the items above that will result in net increases in accumulated deficit and other non-current assets of approximately $20 million and $7 million, respectively, and a net increase to deferred revenue of approximately $27 million.

Newly Adopted Accounting Standards

In January 2017, the FASB issued ASU 2017-03, Accounting Changes and Error Corrections (Topic 250) and Investments—Equity Method and Joint Ventures (Topic 323): Amendments to SEC Paragraphs Pursuant to Staff Announcements. Registrants are required to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. In cases where a registrant cannot reasonably estimate the impact of the adoption, then additional qualitative disclosures should be considered. We adopted this standard on January 1, 2017 and it did not have a material effect on our financial statements.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. The new guidance requires that entities recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The guidance is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. Early adoption is permitted but should be in the first interim period. The new guidance should also be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. We adopted this standard on January 1, 2017 and it did not have a material effect on our financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments: A Consensus of the FASB Emerging Issues Task Force. The amendments provide guidance on eight specific cash flow classification issues: debt prepayment or debt extinguishment costs, settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate and bank-owned life insurance policies, distributions received from equity method investees, beneficial interests in securitization transactions and separately identifiable cash flows and application of the predominance principle. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. Early adoption is permitted. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. We adopted this standard on January 1, 2017 on a retrospective basis. For the years ended December 31, 2016 and 2015, we reclassified $2 million from insurance proceeds on casualty disasters in cash flows from investing activities to the change in accounts receivable in cash flows from operating activities on the consolidated statement of cash flows.

In March 2016, the FASB issued ASU 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which simplifies several aspects related to the accounting for share-based payment transactions. Per ASU 2016-09: (1) all excess tax benefits and tax deficiencies should be recognized as income tax expense or benefit in the income statement, rather than in additional paid-in capital under current guidance; (2) excess tax benefits should be classified along with other income tax cash flows as an operating activity on the statement of cash flows, rather than as a separate cash inflow from financing activities and cash outflow from operating activities under current guidance; (3) cash paid by an employer when directly withholding shares for tax-withholding purposes should be classified as a financing activity; and (4) an entity can make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest, as under current guidance, or account for forfeitures when they occur. ASU 2016-09 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2016. We adopted this standard on January 1, 2017. We prospectively applied the guidance dictating excess tax benefits be recognized on the income statement. We retrospectively applied the guidance dictating the presentation of excess tax benefits as an operating cash flow. For the year ended December 31, 2015, the adoption of this standard resulted in $0.8 million excess tax benefit presented in operating and financing cash activities in the consolidated cash flow statement being eliminated from the presentation. For the year ended December 31, 2016, the adoption of this standard resulted in the excess tax benefit presented in operating and financing activities in the consolidated cash flow statement being eliminated from the presentation. The adoption of this standard did not have a material impact on our financial statements. In addition, we retrospectively applied the guidance dictating cash paid by an employer when directly withholding shares for tax-withholding purposes are classified as a financing activity, which is consistent with the Company’s historical presentation, and therefore had no impact to the Company. Finally, we elected to account for forfeitures when they occur.

From time to time, new accounting standards are issued by FASB or other standards setting bodies, which we adopt as of the specified effective date. Unless otherwise discussed, we believe the impact of recently issued

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

standards that are not yet effective will not have a material impact on our consolidated financial statements upon adoption.

NOTE 3. DISCONTINUED OPERATIONS

As discussed in Note 1, LQH Parent completed the Spin-Off on May 30, 2018. As part of the Spin-Off closing, LQH Parent distributed to its stockholders all the outstanding shares of CorePoint common stock. Each holder of LQH Parent common stock received one share of CorePoint common stock for each share of LQH Parent common stock held by such holder, on the record date, after giving effect to a reverse stock split, whereby each share of the common stock of LQH Parent (par value $0.01) was reclassified and combined into one half of a share of the common stock of LQH Parent (par value $0.02) (the “Reverse Stock Split”). Immediately following the Spin-Off, pursuant to the terms of the merger agreement LQH Parent became a wholly-owned subsidiary of Wyndham Worldwide and each share of LQH Parent common stock (after giving effect to the Reverse Stock Split) was converted into the right to receive $16.80 per share in cash (after giving effect to the Reverse Stock Split), without interest. Wyndham Worldwide repaid $715 million of LQH Parent’s debt net of cash and set aside a reserve of $240 million for estimated taxes expected to be incurred in connection with the spin-off. Immediately following the spin-off, LQH Parent did not own any shares of any class of CorePoint outstanding common stock.

Notwithstanding the legal form of the spin-off, for accounting and financial reporting purposes, LQH Parent is presented as being spun-off from CorePoint (a “reverse spin”). This presentation is in accordance with GAAP and is primarily a result of the relative significance of CorePoint’s business to LQH’s business, as measured in terms of revenues, profits, and assets. Therefore, CorePoint Lodging Inc. is considered the divesting entity and treated as the “accounting successor,” and LQH Parent is the “accounting spinnee” and “accounting predecessor” for financial reporting purposes.

In accordance with GAAP, the results of operations related to the hotel franchise and hotel management business are reported as discontinued operations for all periods presented. In addition, the assets and liabilities of the hotel franchise and hotel management business have been segregated from the assets and liabilities related to the Company’s continuing operations and presented separately on the Company’s comparative balance sheets as of December 31, 2017 and 2016.

Results of Discontinued Operations

The following table summarizes the results of the hotel franchise and hotel management business which are presented as discontinued operations (in millions).

	2017	2016	2015
Franchise and Other Fee Based Revenues	$145	$135	$127
OPERATING EXPENSES
Corporate, general, administrative and marketing	108	95	90
Depreciation and amortization	8	8	8

Total Operating Expenses	116	103	98

Operating Income	29	32	29
OTHER EXPENSES:
Interest expense	(34)	(34)	(36)
Other income, net	1	—	—

Total Other Expenses	(33)	(34)	(36)

Income (loss) Before Income Taxes	$(4)	$(2)	$(7)
Income tax benefit (expense)	3	(2)	2

Income (loss) from Discontinued Operations, net of tax	$(1)	$(4)	$(5)

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The following table presents the carrying amounts of the major classes of assets and liabilities of LQH Parent that were included in discontinued operations as of December 31, 2017 and 2016:

	2017	2016
	(in millions)
Assets From Discontinued Operations
Total real estate, net	$49	$35
Intangible assets, net of accumulated amortization	171	172
Accounts receivable	24	25
Other assets	36	7

Total Assets From Discontinued Operations	$280	$239

Liabilities From Discontinued Operations
Debt, net	$696	$701
Accounts payable and accrued expenses	109	104
Other liabilities	21	18
Deferred tax liabilities	20	33

Total Liabilities From Discontinued Operations	$846	$856

As permitted under GAAP, the Company has elected not to adjust the consolidated statements of cash flows for the years ended December 31, 2017, 2016 and 2015 to exclude cash flows attributable to discontinued operations. As such, the following table presents selected financial information of LQH Parent included in the consolidated statements of cash flows:

	2017	2016	2015
	(in millions)
Non-cash items included in net income (loss):
Depreciation and amortization	$8	$8	$8
Amortization of deferred costs	3	3	2
Equity based compensation expense	9	7	11
Investing activities:
Capital expenditures	$22	$18	$10

NOTE 4. INVESTMENTS IN REAL ESTATE

Depreciation and amortization expense related to property and equipment was $140 million, $139 million and $158 million for the years ended December 31, 2017, 2016 and 2015 respectively. Construction in progress includes capitalized costs for ongoing projects that have not yet been put into service.

NOTE 5. OTHER ASSETS

Other assets include the following as of December 31, 2017 and December 31, 2016:

	2017	2016
	(in millions)
Assets held for sale	$9	$30
Intangible assets	5	5
Other assets	18	15

Total other assets	$32	$50

During the third quarter of 2015, 24 of our hotels and one additional restaurant parcel were classified as assets held for sale. The sale of these assets does not represent a major strategic shift and does not qualify for

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

discontinued operations reporting. During the fourth quarter of 2015, 11 of the hotels were sold for $34 million, net of transaction costs. During 2016, the remaining 13 of these hotels were sold for $34 million, net of transaction costs.

During 2016, six additional hotels were sold for $34 million, net of transaction costs, resulting in a net gain on sale of $5 million. Additionally, five hotels were classified as assets held for sale during 2016.

During 2017, four of the hotels placed in held for sale during 2016 were sold for $28 million, net of transaction costs, resulting in a gain on sale of $1 million. The restaurant parcel, placed in held for sale during 2015, sold for $1 million, net of transaction costs, resulting in a gain of on sale of $0.3 million. Additionally, three hotels were classified as assets held for sale during 2017, one of which was sold for $3 million, net of transaction costs, resulting in a gain on sale of $2 million. Subsequent to December 31, 2017, one hotel was sold for $4 million, net of transaction costs.

Intangible assets are primarily favorable leasehold interest in certain hotels, restaurants and offices. For the year ended December 31, 2017, the intangible assets totaled approximately $10 million, net of amortization of $5 million with a weighted average remaining life of 25 years. For the year ended December 31, 2016, the intangible assets totaled approximately $10 million, net of amortization of $5 million with a weighted average remaining life of 26 years.

NOTE 6. DEBT

Debt as of December 31, 2017 and 2016 was as follows:

	2017	2016
	(in millions)
Term Facility (1)	$992	$999

(1)

As of December 31, 2017 and 2016, the 30 day United States dollar London Interbank Offering Rate (“LIBOR”) was 1.56% and 0.72%, respectively. As of December 31, 2017, the interest rate, maturity date and principal payments on the Term Facility were as follows:

•	During the years ended December 31, 2017 and 2016, we made quarterly scheduled principal payments totaling $18 million.

•

The interest rate for the Term Facility through July 31, 2015 was LIBOR with a floor of 1.0% plus a spread of 3.0%. As of July 31, 2015, we achieved a consolidated first lien net leverage ratio of less than 4.50 to 1.00, and as a result the rate decreased to LIBOR with a floor of 1.0% plus a spread of 2.75% for the period from August 1, 2015 to December 31, 2017. Included in the Term Facility as of December 31, 2017 and 2016 is an unamortized original issue discount of $3 million and $4 million, respectively. As of December 31, 2017, and 2016, we had $9 million in accrued interest included within accrued expenses and other liabilities in the accompanying consolidated balance sheets.

Term Facility

On April 14, 2014, LQH Parent’s wholly owned subsidiary, La Quinta Intermediate Holdings L.L.C. (the “Borrower”), entered into a new credit agreement (the “Agreement”) with JPMorgan Chase Bank, N.A. (“JPM”), as administrative agent, collateral agent, swing line lender and L/C issuer, J.P. Morgan Securities LLC, Morgan Stanley Senior Funding, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Goldman Sachs Bank USA, and Wells Fargo Securities, LLC, as joint lead arrangers and joint book runners, and the other agents and lenders from time to time party thereto.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The credit agreement provides for senior secured credit facilities (collectively the “Senior Facilities”) consisting of:

•	$2.1 billion senior secured term loan facility (the “Term Facility”), which will mature in 2021; and

•	$250 million senior secured revolving credit facility (the “Revolving Facility”), $50 million of which is available in the form of letters of credit, which will mature in 2019.

The Revolving Facility includes borrowing capacity available for letters of credit and for short-term borrowings referred to as the swing line borrowings. In addition, the Senior Facilities also provide the Borrower with the option to (1) raise incremental facilities including an uncommitted incremental facility that provides the Borrower the option to increase the amounts available under the Term Facility and/or the Revolving Facility by an aggregate of up to $350 million, subject to additional increases upon achievement of a consolidated first lien net leverage ratio of less than or equal to 6.00 to 1.00 (or, after the first anniversary of the closing date, 5.75 to 1.00), (2) refinance the loans with debt incurred outside the Senior Facilities, and (3) extend the maturity date of the Revolving Credit Facility and Term Facility, subject to certain limitations.

The proceeds of the Term Facility, together with the net cash proceeds of the IPO and other cash on hand, were used to repay the Holdco I Mortgage Loan and Mezzanine Loans (collectively the “Holdco I Loans”) and the Holdco III Mortgage Loan, and to acquire the Previously Managed Hotels. Upon completion of the refinancing, we recognized a $2 million loss on extinguishment of debt in our consolidated statements of operations. We also incurred $29 million of debt issuance costs for the Senior Facilities, which is being amortized over the terms of the underlying debt agreement. As of December 31, 2017 and 2016, the net balance of these debt issuance costs included in our consolidated balance sheet was $8 million and $11 million, respectively.

Interest Rate and Fees —Borrowings under the Term Facility bear interest, at the Borrower’s option, at a rate equal to a margin over either (a) a base rate determined by reference to the highest of (1) the JPM prime lending rate, (2) the Federal Funds Effective Rate plus 1/2 of 1.00% and (3) the adjusted LIBOR rate for a one-month interest period plus 1.00% or (b) a LIBOR rate determined by reference to the Reuters LIBOR rate for the interest period relevant to such borrowing. The margin for the Term Facility is 2.00%, in the case of base rate loans, and 3.00%, in the case of LIBOR rate loans, subject to one step-down of 0.25% upon the achievement of a consolidated first lien net leverage ratio (as defined in the Agreement) of less than or equal to 4.50 to 1.00, subject to a base rate floor of 2.00% and a LIBOR floor of 1.00%. As of July 31, 2015, we achieved a consolidated first lien net leverage ratio of less than 4.50 to 1.00, and, as a result we realized the step-down of 0.25% after that date.

Borrowings under the Revolving Facility bear interest, at the Borrower’s option, at a rate equal to a margin over either (a) a base rate determined by reference to the highest of (1) the JPM prime lending rate, (2) the Federal Funds Effective Rate plus 1/2 of 1.00% and (3) the adjusted LIBOR rate for a one-month interest period plus 1.00% or (b) a LIBOR rate determined by reference to the Reuters LIBOR rate for the interest period relevant to such borrowing. The margin for the Revolving Facility is 1.50%, in the case of base rate loans, and 2.50%, in the case of LIBOR rate loans, subject to three step-downs of 0.25% each upon the achievement of a consolidated first lien net leverage ratio of less than or equal to 5.00 to 1.00, 4.50 to 1.00 and 4.00 to 1.00, respectively. As of March 2, 2015, we achieved a consolidated first lien net leverage ratio of less than 5.00 to 1.00, and after March 2, 2015 we realized the first step-down in margin of 0.25%. As of July 31, 2015, we achieved a consolidated first lien net leverage ratio of less than 4.50 to 1.00, and, as a result we realized the second step-down in margin of 0.25% after that date.

In addition, the Borrower is required to pay a commitment fee to the lenders under the Revolving Facility in respect of the unutilized commitments thereunder. The commitment fee rate is 0.50% per annum subject to a step-down to 0.375%, upon achievement of a consolidated first lien net leverage ratio of less than or equal to 5.00 to 1.00. As of March 2, 2015, we achieved a consolidated first lien net leverage ratio of less than 5.00 to 1.00, and after March 2, 2015, the commitment fee rate is 0.375%. The Borrower is also required to pay customary letter of credit fees.

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associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Prepayments —The Term Facility requires mandatory prepayments, subject to certain exceptions, with:

•

50% (which percentage will be reduced to 25% and 0%, as applicable, subject to achievement of a consolidated first lien net leverage ratio of less than or equal to 5.25 to 1.00 and 4.00 to 1.00, respectively) of annual excess cash flow, calculated in accordance with the Agreement;

•

100% of the net cash proceeds (including insurance and condemnation proceeds) of all non-ordinary course asset sales or other dispositions of property by the Borrower and its restricted subsidiaries subject to de minimus thresholds, if those net cash proceeds are not reinvested in assets to be used in the Borrower’s business or to make certain other permitted investments (a) within 12 months of the receipt of such net cash proceeds or (b) if the borrower commits to reinvest such net cash proceeds within 12 months of the receipt thereof, within 180 days of the date of such commitment; and

•	100% of the net proceeds of any incurrence of debt by the Borrower or any of its restricted subsidiaries, other than debt permitted to be incurred or issued under the Senior Facilities.

Each lender of the Term Facility will have the right to reject its pro rata share of mandatory prepayments described above, in which case the Borrower may retain the amounts so rejected. The foregoing mandatory prepayments will be applied to installments of the Term Facility in direct order of maturity.

The Borrower has the ability to voluntarily repay outstanding loans at any time without premium or penalty, other than customary “breakage” costs with respect to LIBOR loans.

Amortization — The Borrower is required to repay installments on the Term Facility in quarterly installments equal to 0.25% of the original principal amount less any prepayments on the Term Facility, with the remaining amount payable on the applicable maturity date with respect to the Term Facility.

Guarantees and security —The obligations under the Senior Facilities will be unconditionally and irrevocably guaranteed by LQH Parent, any subsidiary of LQH Parent that directly or indirectly owns any issued and outstanding equity interests of the Borrower, and, subject to certain exceptions, each of the Borrower’s existing and future material domestic wholly owned subsidiaries (collectively, the “Guarantors”). In addition, the Senior Facilities will be collateralized by first priority or equivalent security interests in (i) all the capital stock, or other equity interests in, the Borrower and each of the Borrower’s and the Guarantors’ material direct or indirect wholly owned restricted domestic subsidiaries, and 65% of the voting stock (and 100% of the nonvoting stock) of, or other equity interests in, each of the Borrower’s or any subsidiary guarantors’ material direct wholly owned first-tier restricted foreign subsidiaries, and (ii) certain tangible and intangible assets of the Borrower (other than real property except for certain real property described in the credit agreement) and Guarantors (subject to certain exceptions and qualifications).

As of the closing date for the Senior Facilities, LQH Parent did not have any of its foreign subsidiaries, non-wholly owned domestic subsidiaries that are restricted subsidiaries or immaterial subsidiaries guarantee the Senior Facilities. The Borrower will also have the ability to designate certain subsidiaries as unrestricted subsidiaries utilizing its investment capacity under the Agreement.

Certain covenants and events of default —The Agreement contains a number of significant affirmative and negative covenants and customary events of default. Such covenants, among other things, limit or restrict, subject to certain exceptions, the ability of (i) LQH Parent, the direct parent of the Borrower, to engage in any material operating or business activities other than the ownership of the equity interests of the Borrower and (ii) the Borrower and its restricted subsidiaries to:

•	incur additional indebtedness and make guarantees;

•	create liens on assets;

•	enter into sale and leaseback transactions;

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•	engage in mergers or consolidations;

•	sell certain assets;

•	make fundamental changes;

•	pay dividends and distributions or repurchase capital stock;

•	make investments, loans and advances;

•	engage in certain transactions with affiliates;

•	make changes in the nature of their business; and

•	make prepayments of junior debt.

In addition, if, on the last day of any period of four consecutive quarters on or after the first full fiscal quarter following the closing of the Senior Facilities, the aggregate principal amount of the Revolving Facility, swing line loans and/or letters of credit (excluding up to $20 million of letters of credit and certain other letters of credit that have been cash collateralized or back-stopped) that are issued and/or outstanding is greater than 25% of the Revolving Facility, the Agreement will require the Borrower to maintain a maximum consolidated first lien net leverage ratio not to exceed 8.0 to 1.0. During any period in which LQH Parent’s corporate issuer rating is equal to or higher than Baa3 (or the equivalent) according to Moody’s Investors Service, Inc. or BBB- (or the equivalent) according to Standard & Poor’s Ratings Services and no default has occurred and is continuing, the restrictions in the Senior Facility regarding incurring additional indebtedness, dividends and distributions or repurchases of capital stock and transactions with affiliates will not apply to the Borrower and its restricted subsidiaries.

The Senior Facilities also contain certain customary representations and warranties, affirmative covenants and events of default. If an event of default occurs, the lenders under the Senior Facilities will be entitled to take various actions, including the acceleration of amounts due under the Senior Facilities and actions permitted to be taken by a secured creditor. As of December 31, 2017, we were in compliance with all covenants under the Senior Facilities.

Debt Maturity

The contractual maturity of our Term Facility as of December 31, 2017 was as follows (1):

(in millions)
Year
2018	$18
2019	18
2020	18
2021	938

$992

(1)	Excludes the deduction of debt issuance costs of $8 million and includes the unamortized portion of the original issue discount of $3 million.

Letters of Credit

As of December 31, 2017 and December 31, 2016, we had $14 million and $15 million, respectively, in letters of credit obtained through our Revolving Facility. In 2014, we were required to pay a fee of 2.63% per annum related to these letters of credit. As of March 2, 2015, we achieved a consolidated first lien net leverage ratio of less than 5.00 to 1.00, and after March 2, 2015 we realized the first step-down in rate of 0.25%, for a margin of 2.38%. As of July 31, 2015, we achieved a consolidated first lien net leverage ratio of less than 4.50 to 1.00, and, as a result we realized the step-down of 0.25% after that date, for a margin of 2.13%.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Interest Expense, Net

Net interest expense, including the impact of our interest rate swap (see Note 7), consisted of the following for the years ended December 31, 2017, 2016 and 2015:

Description	2017	2016	2015
	(in millions)
Term Facility	$45	$45	$48
Amortization of deferred financing costs	2	2	2
Amortization of original issue discount	1	1	1
Other interest	1	—	—

Total interest expense, net	$49	$48	$51

NOTE 7. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

During the years ended December 31, 2017, 2016 and 2015, derivatives were used to hedge the interest rate risk associated with our variable-rate debt.

Term Facility Interest Rate Swap

On April 14, 2014, the Borrower entered into an interest rate swap agreement with an aggregate notional amount of $850 million that expires on April 14, 2019. This agreement swaps the LIBOR rate in effect under the new credit agreement for this portion of the loan to a fixed-rate of 2.0311%, which includes a 1.0% LIBOR floor. Management has elected to designate this interest rate swap as a cash flow hedge for accounting purposes.

Fair Value of Derivative Instruments

The effects of our derivative instruments on our consolidated balance sheets were as follows:

	December 31, 2017		December 31, 2016
	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value
	(in millions)
Cash Flow Hedges:
Interest rate swap	Other liabilities	$1	Other liabilities	$10

Earnings Effect of Derivative Instruments

The effects of our derivative instruments on our consolidated statements of operations and consolidated statements of comprehensive income (loss), net of the effect for income taxes, were as follows:

	Classification of Gain (Loss) Recognized	2017	2016	2015
		(in millions)
Cash Flow Hedges:
Interest rate swap (1)	Other comprehensive income (loss)	$5	$1	$(4)

(1)	There were no amounts recognized in earnings related to hedge ineffectiveness or amounts excluded from hedge effectiveness testing during the years ended December 31, 2017, 2016 and 2015.

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associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

NOTE 8. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses include the following as of December 31, 2017 and 2016:

	2017	2016
	(in millions)
Accounts payable	$24	$8
Accrued sales and occupancy taxes	8	8
Accrued interest	9	9
Accrued taxes	21	21
Other accrued expenses	3	5

Total accounts payable and accrued expenses	65	51

NOTE 9. FAIR VALUE MEASUREMENTS

The carrying amount and estimated fair values of our financial assets and liabilities were as follows:

	December 31, 2017		December 31, 2016
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)
Cash and cash equivalents (1)	$141	$141	$161	$161
Interest rate swaps (2)	1	1	10	10
Debt (3) (4)	992	1,007	999	1,015

(1)	Classified as Level 1 under the fair value hierarchy.
(2)	Classified as Level 2 under the fair value hierarchy.
(3)	Classified as Level 3 under the fair value hierarchy.
(4)	Carrying amount includes deferred debt issuance costs of $8 million and $11 million as of December 31, 2017 and 2016, respectively.

We believe the carrying amounts of our cash and cash equivalents approximated fair value as of December 31, 2017 and December 31, 2016, as applicable. Our estimates of the fair values were determined using available market information and valuation methods appropriate in the circumstances.

Considerable judgment is necessary to interpret market data and develop estimated fair values. Proper placement of fair value measurements within the valuation hierarchy is considered each reporting period. The use of different market assumptions or estimation methods may have a material effect on the estimated fair value amounts.

The fair values of interest rate swaps are determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each instrument. This analysis reflects the contractual terms of the agreements, including the period to maturity, and uses observable market-based inputs, including forward interest rate curves. We incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements.

We estimate the fair value of our debt by using discounted cash flow analysis based on current market inputs for similar types of arrangements. The primary sensitivity in these calculations is based on the selection of appropriate discount rates. We estimated the discount rate to be approximately 4.2% and 3.7%, as of December 31, 2017 and December 31, 2016, respectively. Fluctuations in these assumptions will result in different estimates of fair value.

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associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

We test long-lived assets for impairment if events or changes in circumstances indicate that the asset might be impaired. The following fair value hierarchy table presents information about assets measured at fair value on a nonrecurring basis and related impairment charges during the years ended December 31, 2017 and 2016:

December 31, 2017	Level 1	Level 2	Level 3	Total Fair Value	Impairment Charge
	(in millions)
Owned hotels identified for possible sale	$—	$—	$228	$228	$—
Assets held for sale (1)	—	—	9	9	1

	$—	$—	$237	$237	$1

(1)	Assets held for sale include three hotels as available for sale.

December 31, 2016	Level 1	Level 2	Level 3	Total Fair Value	Impairment Charge
	(in millions)
Owned hotels identified for possible sale	$—	$—	$228	$228	$93
Assets held for sale (1)	—	—	29	29	7
2 Owned hotels	—	—	7	7	4

	$—	$—	$264	$264	$104

(1)

Assets held for sale include a restaurant parcel that was designated as held for sale in the third quarter of 2015, in addition to the five owned hotels that the Company entered into an agreement to sell during 2016. The impairment charge for assets held for sale is related to updating the fair value to be net of estimated transaction cost.

24 owned hotels identified for sale in 2015

During 2015, we identified a portfolio of 24 hotels where it became more likely than not the hotels would be sold significantly before the end of the previously estimated useful life. We recorded an impairment charge of $43 million to adjust the carrying value of these assets to their estimated fair value. The inputs used in determining the fair value for these 24 hotels were based on estimated selling prices ranging from $70 million to $75 million. During the third quarter of 2015, these assets met the criteria for classification as assets held for sale. In 2015, 11 of these hotels were sold for $34 million, net of transaction costs. In 2016, we recorded additional impairment on the remaining 13 hotels of $1 million. During 2016, the remaining 13 of these hotels were sold for $34 million, net of transaction costs.

Restaurant Parcel identified for sale in 2015

In 2015, we identified a restaurant parcel for which it became more likely than not the restaurant parcel would be sold significantly before the end of the previously estimated useful life. We recorded an impairment charge of $2 million to adjust the carrying value of this restaurant parcel to its estimated fair value. During the third quarter of 2015, this restaurant parcel met the criteria for classification as assets held for sale. The fair value estimate was considered to be Level 3 within the fair value measurement hierarchy. The inputs used in determining the fair value of these assets are based on estimated selling price, less transaction costs. During the fourth quarter of 2017, we sold the restaurant parcel for $1 million, resulting in a gain on sale of $0.3 million.

Approximately 50 owned hotels identified as possible candidates for sale in 2016

In the first quarter of 2016, we identified approximately 50 hotels where it became more likely than not that the holding period will be significantly shorter than the previously estimated useful lives. We recorded an impairment charge of $80 million in the first quarter of 2016, to adjust the carrying value of these assets to the

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associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

lesser of their estimated fair value or carrying value. These assets did not meet the criteria for classification as assets held for sale as of the date of impairment. The fair value estimate was considered to be Level 3 within the fair value measurement hierarchy. The inputs used in determining the fair value of these approximately 50 hotels are based on multiples of room revenues ranging from 3.70 to 1.50 for the identified assets.

During 2016, we entered into agreements to sell six of the approximately 50 hotels identified in the first quarter of 2016. Three of those hotel sales closed and the remaining three hotels met the criteria for assets held for sale as of December 31, 2016. We recorded an additional impairment charge of $2 million to adjust the carrying value of these owned hotels to their estimated fair value including a reduction for transaction costs, with a resulting fair value of approximately $22 million. The fair value estimate is considered to be Level 3 within the fair value measurement hierarchy. The inputs used in determining the fair value of these assets are based on estimated selling price, less transaction costs. During 2016, we sold three of the hotels for approximately $12 million, resulting in a net gain on sale of $0.3 million. One of the remaining three hotels in assets held for sale was sold subsequent to December 31, 2016 for $4 million, net of transaction costs.

During 2017, we sold two of the hotels for $10 million, net of transaction costs, resulting in a gain on sale of $1 million. As of December 31, 2017, of the approximately 50 hotels identified for possible sale in the first quarter of 2016, we have sold five and one hotel is classified as an asset held for sale.

Additional Hotel Sales

During 2016, we entered into agreements to sell five of our owned hotels for approximately $39 million, net of estimated transaction costs. We recorded an impairment charge of $18 million to adjust the carrying value of these hotels to their estimated fair value. These hotels met the criteria for classification within assets held for sale and three were sold during 2016 for approximately $22 million, resulting in a gain on sale of $5 million. The remaining two hotels were sold in the first quarter of 2017 for $18 million, net of transaction costs.

During 2017, we entered into agreements to sell two of our owned hotels for approximately $8 million, net of estimated transaction costs. These hotels met the criteria for classification within assets held for sale and one hotel was sold during 2017 for approximately $3 million, resulting in a gain on sale of $2 million. The other hotel was sold subsequent to December 31, 2017 for $4 million, net of transaction costs.

Also, during 2017, we recorded a market impairment charge of $1 million against the carrying value of one additional hotel to its estimated fair value. The inputs used in determining the fair value are based on a combination of historical and projected cash flows and other available market information, such as recent sales prices for similar assets. We entered into an agreement to sell this hotel for $3 million, net of estimated transaction costs and recorded an additional impairment charge of $0.2 million to adjust the carrying value to its estimated fair value, net of transaction costs. The fair value estimates were considered to be Level 3 within the fair value measurement hierarchy. This hotel met the criteria for classification within assets held for sale as of December 31, 2017.

Additional Impairment

Additionally, during 2016, we identified two hotels where it became more likely than not that the carrying amount would not be recoverable due to a change in market and economic conditions. We recorded an impairment charge of $3 million to adjust the carrying value of these hotels to their estimated fair value. The fair value estimate is considered to be Level 3 within the fair value measurement hierarchy. The inputs used in determining the fair value are based on a combination of historical and projected cash flows and other available market information, such as recent sales prices for similar assets.

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associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

NOTE 10. RELATED PARTY TRANSACTIONS

Other Arrangements

As of December 31, 2017 and December 31, 2016, approximately $82 million of the aggregate principal amount of our Term Facility was owned by affiliates of Blackstone. We make periodic interest and principal payments on such debt in accordance with its terms.

We engaged Blackstone Advisory Partners L.P., an affiliate of Blackstone, to provide certain financial consulting services in connection with the public offering of our common stock by certain stockholders in April 2015 for a fee of approximately $0.4 million.

We also purchase products and services from entities affiliated with or owned by Blackstone. The fees paid for these products and services were approximately $3 million, $5 million and $3 million during years ended December 31, 2017, 2016, and 2015, respectively.

NOTE 11. COMMITMENTS AND CONTINGENCIES

Environmental

We are subject to certain requirements and potential liabilities under various federal, state and local environmental laws, ordinances, and regulations. Such requirements often impose liability without regard to whether the current or previous owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Although we have incurred and expect to incur remediation and other environmental costs during the ordinary course of operations, we anticipate that such costs will not have a material effect on our financial condition, results of operations, or cash flows.

Litigation

On April 25, 2016, a purported stockholder class action lawsuit, captioned Beisel v. La Quinta Holdings Inc. et al., was filed in the U.S. District Court for the Southern District of New York. On July 21, 2016, the court appointed lead plaintiff (“plaintiff”), and, on December 30, 2016, plaintiff filed the operative complaint on behalf of purchasers of the Company’s common stock from November 19, 2014 through February 24, 2016 (the “Class Period”) and on behalf of a subclass who purchased the Company’s common stock pursuant to the Company’s March 24, 2015 secondary public offering (the “March Secondary Offering”). The complaint alleges, among other things, that, in violation of the federal securities laws, the registration statement and prospectus filed in connection with the March Secondary Offering contained materially false and misleading information or omissions and that the Company as well as certain current and former officers made false and misleading statements in earnings releases and to analysts during the Class Period. Plaintiff seeks unspecified compensatory damages and other relief. On February 10, 2017, defendants filed a motion to dismiss the complaint. On August 24, 2017, the motion to dismiss was granted with prejudice. Subsequently, on September 20, 2017, plaintiff filed an appeal with the U.S. Court of Appeals for the Second Circuit. On December 29, 2017, plaintiff submitted its appellant brief. Appellate briefing is scheduled to be completed in April 2018. The Company believes that the putative class action lawsuit is without merit and intends to defend the lawsuit vigorously; however, there can be no assurance regarding the ultimate outcome of this lawsuit.

In addition, we are a party to a number of pending claims and lawsuits arising in the normal course of business, including proceedings involving tort and other general liability claims, workers’ compensation and other employee claims and intellectual property claims. We do not consider our ultimate liability with respect to any such claims or lawsuits, or the aggregate of such claims and lawsuits, to be material in relation to our consolidated financial condition, results of operations or our cash flows taken as a whole.

We maintain general and other liability insurance; however, certain costs of defending lawsuits, such as those below the retention or insurance deductible amount, are not covered by or are only partially covered by insurance

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policies, and our insurance carriers could refuse to cover certain claims in whole or in part. We regularly evaluate our ultimate liability costs with respect to such claims and lawsuits. We accrue costs from litigation as they become probable and estimable.

Casualty Losses

We maintain insurance for property and casualty damage, subject to deductibles and policy terms and conditions, attributable to wind, flood, and earthquakes. We also maintain business interruption insurance.

Tax Contingencies

We are subject to regular audits by federal and state tax authorities. These audits may result in additional tax liabilities. The Internal Revenue Service (“IRS”) is currently auditing the tax returns of La Quinta Corporation, one of our former REITs, and BRE/LQ Operating Lessee Inc., one of our former taxable REIT subsidiaries, in each case for the tax years ended December 31, 2010 and 2011. We received a draft notice of proposed adjustment from the IRS on January 9, 2014, and the notice of proposed adjustment was issued to us on June 2, 2014. We submitted a timely response to the notice of proposed adjustment and, on July 7, 2014, we received an IRS 30-Day Letter proposing to impose a 100% tax on the REIT totaling $158 million for the periods under audit in which the IRS has asserted that the rent charged for these periods under the lease of hotel properties from the REIT to the taxable REIT subsidiary exceeded an arm’s length rent. In addition, the IRS proposed to eliminate $89 million of net operating loss carryforwards for the taxable REIT subsidiary for the tax years 2006 through 2009; however, in an IRS rebuttal received on September 26, 2014, the IRS conceded its proposed adjustment on this point was incorrect. We disagree with the IRS’ position with respect to rents charged by the REIT to its taxable REIT subsidiary and have appealed the proposed tax and adjustments to the IRS Appeals Office. In determining amounts payable by our taxable REIT subsidiary under the lease, we engaged a third party to prepare a transfer pricing study contemporaneous with the lease which concluded that the lease terms were consistent with an arm’s length rent as required by relevant provisions of the Code and applicable Treasury Regulations. Attorneys and others representing the Company conducted preliminary discussions regarding the appeal with the IRS Appeals Office team on March 31, 2015 and April 1, 2015. In response to a supplemental analysis submitted by the IRS economist to IRS Appeals Office and provided to us on August 18, 2015, we submitted responses dated September 3, 2015 and October 1, 2015.

Our most recent meeting with the IRS Appeals Office team occurred on January 25, 2017. In November 2017, IRS Appeals returned the matter to IRS Examination for further factual development. We believe the IRS transfer pricing methodologies applied in the audits contain flaws and that the IRS proposed tax and adjustments are inconsistent with the U.S. federal tax laws related to REITs. We have concluded that the positions reported on our tax returns under audit by the IRS are, based on their technical merits, more-likely-than-not to be sustained upon examination. Accordingly, as of December 31, 2017, we have not established any reserves related to this proposed adjustment or any other issues reflected on the returns under examination. If, however, we are unsuccessful in challenging the IRS, an excise tax would be imposed on the REIT equal to 100% of the excess rent and we could owe additional income taxes, interest and penalties, which could adversely affect our financial condition, results of operations and cash flow and the price of our common stock. Such adjustments could also give rise to additional state income taxes.

On November 25, 2014, we were notified that the IRS intended to examine the tax returns of the same entities subject to the 2010 and 2011 audit in each case for the tax years ended December 31, 2012 and 2013. We received several draft notices of proposed adjustment proposing a transfer-pricing related assessment of approximately $18 million for 2013 and adjustments to our net operating losses for the years 2006 through 2009. The IRS has since indicated that it will not pursue the transfer-pricing adjustment. On August 8, 2017, the IRS issued a 30-Day Letter, in which it is proposed to disallow net operating loss carryovers originating in tax years 2006-2011 or, in the alternative, tax years 2006-2009, depending upon the outcome of the 2010-2011 examination discussed above. On September 26, 2017, we furnished a timely protest to the IRS exam team. They

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have since indicated that they intend to furnish a rebuttal to our protest, at which time the matter will be referred to the IRS Appeals Office. Based on our analysis of the NOL notice, we believe the IRS NOL disallowances applied in the 2012-2013 audit contain the same flaws present in the 2010-2011 audit and that the IRS proposed NOL adjustments are inconsistent with the U.S. federal tax laws related to REITs. We have concluded that the positions reported on our tax returns under audit by the IRS are, based on their technical merits, more-likely-than-not to be sustained upon examination. Accordingly, as of December 31, 2017, we have not established any reserves related to this proposed adjustment or any other issues reflected on the returns under examination.

On November 1, 2016, the IRS notified the Company that it intends to audit the tax return of one of its subsidiaries, Lodge Holdco II L.L.C., for the short taxable year ended April 13, 2014. In January 2018, IRS Examination informed the Company’s representatives that the examination would be closed on a “no change” basis.

Purchase Commitments

As of December 31, 2017, we had approximately $51 million of purchase commitments related to certain continuing redevelopment and renovation projects. Of the $51 million, $6 million of these commitments related to projects included in discontinued operations.

Franchise Commitments

Under certain franchise agreements, we are committed to provide certain incentive payments, reimbursements, rebates, and other payments to help defray certain costs. Our obligation to fund these commitments is contingent upon certain conditions set forth in the respective franchise agreement. The franchise agreements generally require that, in the event that the franchise relationship is terminated, the franchisee is required to repay any outstanding balance plus any unamortized portion of any incentive payment. As of December 31, 2017, we had $29 million in outstanding commitments to various franchisees for such financial assistance. In connection with the Spin-Off, these franchise commitments became obligations of LQH as the Company no longer owned the franchise business.

NOTE 12. INCOME TAXES

For financial reporting purposes, the consolidated income tax expense is based on consolidated reported financial accounting income or loss before income taxes.

The components of our income tax provision are as follows:

	For the years ended December 31,
	2017	2016	2015
	(in millions)
Current provision:
Federal	$3	$8	$4
State	3	2	3

Total current	6	10	7
Deferred provision:
Federal	(115)	(7)	17
State	—	(5)	1

Total deferred	(115)	(12)	18

Total income tax (benefit) expense	$(109)	$(2)	$25

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The significant components of the deferred tax assets and liabilities for both continuing and discontinued operations as of December 31, 2017 and 2016 are as follows:

	December 31,
	2017	2016
	(in millions)
Deferred Tax Assets
Net Operating Losses	$6	$9
Insurance Accruals	6	12
Tax Credits	9	9
Cash Flow Hedge-OCI	—	3
Intangibles	6	11
Doubtful Accounts	1	2
Compensation Accruals	9	9
Other	1	2

Total gross deferred tax assets	38	57
Less: Valuation Allowance	(5)	(9)

Deferred Tax Assets	$33	$48

Deferred Tax Liabilities
Fixed Assets	$220	$319
Trademark	40	62
Returns Club	1	—
Cancellation of Debt Income	2	6
Linens, uniforms and supplies	3	4

Deferred Tax Liabilities	266	391

Net Deferred Taxes	$(233)	$(343)

Net deferred tax liabilities from continuing operations for the year ended December 31, 2017 and 2016 were $213 million and $310 million. Net deferred tax liabilities from discontinued operations for the year ended December 31, 2017 and 2016 were $20 million and $33 million.

Due to the Tax Act (which was enacted in December 2017), our U.S. deferred tax assets and liabilities as of December 31, 2017 were re-measured from 35% to 21%. The provisional effects of the Tax Act resulted in a deferred tax benefit in the amount of $132 million of which $4 million is attributable to the change in valuation allowance as of December 31, 2017. The largest impact was to our fixed assets deferred liability in the amount of $118 million.

As of December 31, 2017 and 2016, certain subsidiaries of ours had available federal net operating loss carryforwards (“NOLs”) totaling approximately $26 million, respectively. We believe it is more likely than not the benefit from the remaining Federal NOL carryforwards will not be realized. In recognition of this risk, we have provided a valuation allowance of $6 million on the deferred tax assets related to these federal NOL carryforwards. As of December 31, 2017, the remaining NOLs have been re-measured due to the Tax Act from 35% to 21%, resulting in a decrease to the gross deferred tax asset of $4 million. In November 2014, Blackstone completed a secondary offering in which it registered and sold 23 million of the Company’s shares, bringing its ownership percentage to 45%, and creating an ownership change for federal income tax purposes. As a result of this secondary offering, and the resulting ownership change the Company’s federal net operating losses will be limited under Internal Revenue Code Section 382 with annual limitations that became applicable in 2015 through 2019. State net operating loss carryforwards are also available for use subject to similar limitations in many cases. As of December 31, 2016, we have fully utilized all available federal NOLs, except those belonging to certain inactive subsidiaries. We also have alternative minimum tax (“AMT”) credit carry forwards, as of

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

December 31, 2017 and 2016, in the gross amount of $9 million. Due to the Tax Act, for tax years beginning in 2018, 2019 and 2020, to the extent that AMT credit carryovers exceed regular tax liability, 50% of the excess AMT credit carryover are refundable. Any remaining AMT credits will be fully refundable in 2021.

The following is a reconciliation of the statutory federal income tax rate to the effective tax rate reported in the consolidated financial statements for continuing operations:

	For the years ended December 31,
	2017	2016	2015
	(in millions)
Statutory U.S. federal income tax provision	$15	$—	$20
State tax, net of federal benefit	3	(1)	3
Nondeductible restructuring costs	5	—	—
Tax credits	(1)	(1)	—
Change in valuation allowance	(4)	—	—
Return to provision	—	—	1
Effects of the Tax Cuts and Jobs Acts	(128)	—	—
Other	1	—	1

Income tax expense	$(109)	$(2)	$25

The Company files income tax returns in the U.S. Federal jurisdiction and several state jurisdictions. The Company has open tax years back to 2010. We utilize our available tax attributes at the federal and state levels to the extent allowed by applicable law. The Company anticipates that it is reasonably possible a state may challenge our use of certain state tax benefits, although we believe any proposed adjustment pertaining to the use of those state tax benefits would not result in a material change to our financial position. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	For the years ended December 31,
	2017	2016	2015
	(in millions)
Unrecognized tax benefits, beginning of the year	$3	$3	$—
Gross increase in unrecognized tax positions in the current year	—	—	3

Unrecognized tax benefits, end of the year	$3	$3	$3

At December 31, 2017 and 2016, there are $3 million of unrecognized tax benefits that, if recognized, would affect the annual effective tax rate. We do not expect any significant changes in our unrecognized tax benefits over the next twelve months.

Our policy is to classify interest and penalties as a component of income tax expense.

NOTE 13. THIRD PARTY LEASE COMMITMENTS

Rental Income — We act as a lessor and lease properties we own to third parties, which are primarily operated as restaurants. These leases are accounted for as operating leases and mature on various dates through 2096. The leases provide for minimum and contingent rental income based on a percentage of the lessee’s annual sales in excess of stipulated amounts.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

As of December 31, 2017, approximate future minimum rental income to be received under non-cancelable operating leases, in excess of one-year, is as follows:

Year ending December 31,	Operating lease income
(in millions)
2018	$4
2019	4
2020	4
2021	3
2022	2
Thereafter	3

$20

For the year ended December 31, 2017, total rental revenue was approximately $4 million, of which $0.4 million related to contingent rents. For the year ended December 31, 2016, total rental revenue was approximately $4 million, of which $0.5 million related to contingent rents. For the year ended December 31, 2015, total rental revenue was approximately $4 million, of which $0.4 million related to contingent rents. Rental revenue is included within other revenues in the accompanying consolidated statement of operations.

Rental Expense— We maintain ground lease arrangements with third parties for certain hotel properties that contain contingent rent provisions based upon the respective hotel’s revenues. Many of these lease agreements contain renewal options at fair market value at the conclusion of the initial lease terms. The leases extend for varying periods through 2096.

Year ending December 31,	Operating ground lease commitments
(in millions)
2018	$4
2019	3
2020	3
2021	3
2022	3
Thereafter	100

$116

For the year ended December 31, 2017, total rent expense for ground leases included in other property tax, insurance and other was approximately $5 million, of which $1 million related to contingent rents. For the year ended December 31, 2016, total rent expense was approximately $5 million, of which $1 million related to contingent rents. For the year ended December 31, 2015, total rent expense was approximately $4 million, of which $1 million related to contingent rents.

NOTE 14. EMPLOYEE BENEFIT PLANS

We maintain a deferred savings plan covering substantially all of our employees that qualified under Section 401(k) of the Internal Revenue Code. Our deferred savings plan has an employer matching contribution of 100% of the first 3% and 50% of the next 2% of an employee’s eligible earnings, which vests immediately. We paid employer contributions of approximately $2 million during the years ended December 31, 2017, 2016 and 2015.

In 2015, our board and stockholders’ approved and adopted the La Quinta Holdings Inc. 2015 Employee Stock Purchase Plan (the “ESPP”) which allows eligible employees to purchase Holdings’ stock at a discount of 5%.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The ESPP is intended to be in compliance with safe harbor rules so that the ESPP is not compensatory, and no expense is recognized related to the ESPP. There were approximately 3 million shares reserved for purchase under the ESPP, of which approximately ten thousand shares, twelve thousand shares and five thousand shares were issued and included in shares outstanding as of December 31, 2017, 2016 and 2015, respectively.

NOTE 15. EQUITY-BASED COMPENSATION

Promote Plan

Prior to April 14, 2014 (the “IPO Effective Date”), certain members of our management and others associated with Blackstone (collectively the “Promote Participants”) were eligible to receive long-term incentives evidenced by units (the “Units”) in LQ Services L.L.C. (“LQ Services”), which indirectly held interests in the LQH Parent, which Units were intended to be treated as “profits interests” for U.S. tax purposes (the “Promote Plan”). Units were typically granted by our Chief Executive Officer, in consultation with Blackstone, to key employees upon hire. Unit levels could also be adjusted to recognize changing job responsibilities. All of the Units were subject to exit-based vesting on the date when there was a sale, transfer or disposition of all or substantially all of the assets of Lodge Holdco I L.L.C., Lodge Holdco II L.L.C. and Lodge Holdco III L.L.C. (collectively, the “La Quinta Predecessor Entities”) to an unaffiliated entity which resulted in distributions being payable to the holders of the Units (a “Liquidity Event”), subject to a Promote Participant’s continued employment on such date. The value in respect of Units would have been determined based upon the amounts received by Blackstone pursuant to a Liquidity Event, net of certain debt repayments and return of equity to Blackstone. As payments in respect of the Units were contingent on occurrence of a Liquidity Event, which was not assessed to be probable prior to the date of our IPO, no expense was accrued or recognized for the Units prior to April 14, 2014.

On the IPO Effective Date, Units that were outstanding under the Promote Plan at the time of the offering were exchanged for 1.6 million vested and unvested shares of common stock of LQH Parent of equivalent economic value, using a grant date fair value equal to the initial public offering price of LQH Parent shares of $34.00 per share and issued as follows: (1) 40% of the shares received were vested shares of common stock; (2) 40% of the shares received were unvested shares of restricted stock that were vested on April 14, 2015, contingent upon continued employment through that date; and (3) 20% of the shares received were unvested shares of restricted stock that were slated to vest on the earlier of the date that Blackstone and its affiliates cease to own 50% or more of LQH Parent or the seventh anniversary of the IPO Effective Date, contingent upon continued employment at that date. Blackstone and its affiliates ceased to own 50% of LQH Parent, effective November 25, 2014. The Promote Plan became fully vested on April 14, 2015.

Total compensation expense under the Promote Plan was $6 million for the year ended December 31, 2015, of which $3 million is included within discontinued operations. A total of approximately five thousand shares were forfeited from the Promote Plan.

2014 Omnibus Incentive Plan

In connection with, and prior to completion of, LQH Parent’s IPO, our board of directors adopted, and our stockholders approved, the La Quinta Holdings Inc. 2014 Omnibus Incentive Plan which was amended and restated effective as of May 18, 2016 (the “A&R 2014 Omnibus Incentive Plan”). The A&R 2014 Omnibus Incentive Plan provides for the granting of stock options, restricted stock and other equity-based or performance-based awards denominated in cash or in stock to directors, officers, employees, consultants and advisors of LQH Parent and its affiliates.

2014 Grant I —Effective on the IPO Effective Date, LQH Parent issued 0.18 million shares of LQH Parent common stock under the 2014 A&R 2014 Omnibus Incentive Plan with a grant date fair value of $33.30 per share to certain of our employees as follows: (1) 50% of the shares granted were vested shares of common stock; (2) 40% of the shares granted were unvested shares of restricted stock that were vested on April 14, 2015,

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

contingent upon continued employment through that date; and (3) 10% of the shares granted were unvested shares of restricted stock that were slated to vest on the earlier of the date that Blackstone and its affiliates cease to own 50% or more of LQH Parent or the seventh anniversary of the IPO Effective Date, contingent upon continued employment through that date. Blackstone and its affiliates ceased to own 50% of LQH Parent, effective November 25, 2014. The 2014 Grant I became fully vested on April 14, 2015.

2014 Grant II—On June 11, 2014, LQH Parent issued 0.5 million shares of LQH Parent common stock under our A&R 2014 Omnibus Incentive Plan with a grant date fair value of $37.40 per share to certain of our employees. Grant II is a time-based vesting award with multiple tranches that vest on various dates. The fair value of Grant II will be recognized on a straight-line basis over the requisite service period of each tranche included in the award. Grant II was fully vested as of December 31, 2017.

2014 Performance Unit Grant — On June 11, 2014, we issued 55 performance-based RSUs (the “PSUs”), which represent 0.3 million shares at target value of common stock to certain of our employees. The performance period for the 2014 Performance Unit Grant ended on December 31, 2016. The calculation of the value of the units granted under the 2014 Performance Unit Grant is weighted as follows: 70% based on our total shareholder return (“TSR”) relative to the total shareholder returns of a defined set of peer companies (“Relative Shareholder Return”); and 30% based on our absolute TSR compound annual growth rate (“TSR CAGR”). The number of shares of common stock issued in exchange for each PSU at the end of the performance period is determined based on a calculated multiple of defined target amounts for TSR CAGR and Relative Shareholder Return. Possible payout multiples range from 33% of target, which represents the threshold and below which no payout is given, and 167% of target, which represents the maximum payout. At the end of the performance period the TSR CAGR and Relative Shareholder Return were below the threshold.

The grant date fair value of the 2014 Performance Unit Grant was $39.60 per share, which was determined using a Monte Carlo simulation valuation model with the following assumptions:

Expected volatility (1)	24.05%
Dividend yield (2)	—%
Risk-free rate (3)	0.70%
Expected term (in years) (4)	2.60

(1)

Due to limited trading history for our common stock, we did not have sufficient information available on which to base a reasonable and supportable estimate of the expected volatility of our share price. As a result, we used an average historical volatility of our peer group over a time period consistent with our expected term assumption. Our peer group was determined based upon companies in our industry with similar business models and is included with those used to benchmark our executive compensation.

(2)	At the time of the 2014 Performance Unit Grant, we had no plans to pay dividends during the expected term of these performance shares.
(3)	Based on the yields of U.S. Department of Treasury instruments with similar expected lives.
(4)	Midpoint of the 30-calendar day period preceding the end of the performance period.

Director Unit Grants — In 2015, 2016 and 2017, we granted a total of 66 thousand restricted stock units (“RSUs”) to our independent directors under our A&R 2014 Omnibus Incentive Plan, as part of our regular annual compensation of our independent directors. The Director Unit Grants vests in three equal installments on the first, second and third anniversaries of the grant dates with a remaining weighted average life of 1.2 years as of December 31, 2017. The grant date weighted average price is $29.90 per share. The fair value of the RSUs will be recognized on a straight-line basis over the requisite service period for the entire award. Vested RSUs will be settled with shares of our common stock.

2015 Grant I — In 2015, we issued a total of 0.1 million shares of LQH Parent common stock under our A&R 2014 Omnibus Incentive Plan with a grant date weighted average price of $43.62 per share to certain of our

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

employees. 2015 Grant I is a time-based vesting award with multiple tranches that vest on various dates with a remaining weighted average life of 0.2 years as of December 31, 2017. The fair value of 2015 Grant I will be recognized on a straight-line basis over the requisite service period of each tranche included in the award.

2015 Performance Unit Grant — On February 19, 2015, we issued PSUs, which represents 0.2 million shares of common stock at target value to certain of our employees. The performance period for the 2015 Performance Unit Grant ended December 31, 2017. The calculation of the value of the units granted under the 2015 Performance Unit Grant is based solely on our TSR relative to the Relative Shareholder Return. The number of shares of common stock issued in exchange for each PSU at the end of the performance period is determined based on defined target amounts for Relative Shareholder Return. Possible payout multiples range from 33% of target, which represents the threshold and below which no payout is given, and 200% of target, which represents the maximum payout. At the end of the performance period, the TSR relative to the Relative Shareholder Return was below the threshold.

The grant date fair value of the 2015 Performance Unit Grant was $50.70 per share, which was determined using a Monte Carlo simulation valuation model with the following assumptions:

Expected volatility (1)	31.66%
Dividend yield (2)	—%
Risk-free rate (3)	1.00%
Expected term (in years) (4)	2.87

(1)	Expected volatility was calculated as the average of the long-term historical volatility based on the peer companies and our implied volatility.
(2)	At the time of the 2015 Performance Unit Grant, we had no foreseeable plans to pay dividends during the expected term of these performance shares.
(3)	Based on the yields of U.S. Department of Treasury instruments with similar expected lives
(4)	As of the grant date

2016 Grant I — In 2016, we issued a total of 0.2 million shares of LQH Parent common stock under our A&R 2014 Omnibus Incentive Plan with a grant date weighted average price of $23.74 per share to certain of our employees. 2016 Grant I is a time-based vesting award with multiple tranches that vest on various dates with a remaining weighted average life of 1.0 years as of December 31, 2017. The fair value of 2016 Grant I will be recognized on a straight-line basis over the requisite service period of each tranche included in the award.

2016 Grant II — In 2016, we issued a total of 0.2 million shares of LQH Parent common stock under our A&R 2014 Omnibus Incentive Plan with a grant date weighted average price of $22.70 per share to certain of our employees. 2016 Grant II is a time-based vesting award with single tranches that vest at the end of a three year performance period. The remaining weighted average life is 1.3 years as of December 31, 2017. The fair value of 2016 Grant II will be recognized on a straight-line basis over the requisite service period of the award.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

2016 Performance Unit Grant — During the year ended December 31, 2016, we issued PSUs that would result in 0.2 million shares being issued at target value to certain of our employees. The performance period for PSUs is generally three years. The calculation of the value of the units granted during the year ended December 31, 2017 was based solely on our total TSR relative to the Relative Shareholder Return. The number of shares of common stock issued in exchange for each PSU at the end of the performance period was determined based on defined target amounts for Relative Shareholder Return. Possible payout multiples range from 33% of target, which represents the threshold and below which no payout is given, and 200% of target, which represents the maximum payout. Vested PSUs are settled with shares of our common stock. The grant value of the 2016 Performance Unit Grant was $24.36 per unit, which was determined using a Monte Carlo simulation valuation model with the following assumptions:

Expected volatility (1)	29.03%
Dividend yield (2)	—%
Risk-free rate (3)	0.99%
Expected term (in years) (4)	2.62

(1)	Expected volatility was calculated as the average of the long-term historical volatility based on the peer companies and our implied volatility.
(2)	At the time of the PSU grant, we had no foreseeable plans to pay dividends during the expected term of these performance shares.
(3)	Based on the yields of U.S. Department of Treasury instruments with similar expected lives
(4)	As of the grant date

2017 Grant I — In 2017, we issued a total of 0.1 million shares of LQH Parent common stock under our A&R 2014 Omnibus Incentive Plan with a grant date weighted average price of $27.96 per share to certain of our employees. 2017 Grant I is a time-based vesting award with a single tranche that vests in April 2018 with a remaining weighted average life of 0.3 years as of December 31, 2017. The fair value of 2017 Grant I will be recognized on a straight-line basis over the requisite service period of each tranche included in the award.

2017 Grant II — In 2017, we issued a total of 0.3 million shares of LQH Parent common stock under our A&R 2014 Omnibus Incentive Plan with a grant date weighted average price of $27.22 per share to certain of our employees. 2017 Grant II is a time-based vesting award with multiple tranches that vest at the end of a three year performance period. The remaining weighted average life was 1.5 years as of December 31, 2017. The fair value of 2017 Grant II will be recognized on a straight-line basis over the requisite service period of the award.

2017 Performance Unit Grant — During the year ended December 31, 2017, we issued PSUs that would result in 0.2 million shares being issued at target value to certain of our employees. The performance period for PSUs is generally three years. The calculation of the value of the units granted during the year ended December 31, 2017, was based solely on our TSR relative to the Relative Shareholder Return. The number of shares of common stock issued in exchange for each PSU at the end of the performance period was determined based on defined target amounts for Relative Shareholder Return. Possible payout multiples range from 33% of target, which represents the threshold and below which no payout is given, and 200% of target, which represents the maximum payout. Vested PSUs are settled with shares of our common stock.

The weighted average grant date fair value of the PSUs granted during the year ended December 31, 2017 was $31.58 per unit, which was determined using a Monte Carlo simulation valuation model with the following assumptions:

Expected volatility (1)	27.96%
Dividend yield (2)	—%
Risk-free rate (3)	1.54%
Expected term (in years) (4)	2.82

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

(1)	Expected volatility was calculated as the average of the long-term historical volatility based on the peer companies and our implied volatility.
(2)	At the time of the PSU grant, we had no foreseeable plans to pay dividends during the expected term of these performance shares.
(3)	Based on the yields of U.S. Department of Treasury instruments with similar expected lives
(4)	As of the grant date

For the years ended December 31, 2017, 2016 and 2015, total compensation expense for awards under the A&R 2014 Omnibus Incentive Plan was $16 million, $14 million and $16 million, respectively, excluding related taxes, of which $9 million, $7 million, and $8 million, respectively, were included in discontinued operations. As of December 31, 2017, unrecognized compensation expense was $16 million, which is expected to be recognized over a weighted-average period of 1.3 years. As of December 31, 2016, the Company had 0.5 million shares unvested under the A&R 2014 Omnibus Incentive Plan, excluding the PSUs. In 2017, the Company granted 0.4 million shares, had 0.3 million shares vest, and had an immaterial amount of forfeitures, for total unvested shares of 0.6 million shares as of December 31, 2017, excluding PSUs.

As of December 31, 2017, there were 5.4 million shares of common stock available for future issuance under the A&R 2014 Omnibus Incentive Plan.

During September 2015, pursuant to a Separation and Release Agreement (the “Separation and Release Agreement”), dated effective as of September 15, 2015, that the Company entered into with its former President and Chief Executive Officer in connection with his departure, the Company vested 0.2 million shares to him in accordance with the terms of the respective grants under the 2014 Omnibus Incentive Plan, and the Company incurred an associated non-cash severance charge of $3 million. In addition, pursuant to the benefits to which the Company’s former President and Chief Executive Officer was entitled under the Separation and Release Agreement, the Company made a cash severance payment of approximately $8 million.

NOTE 16. EARNINGS PER SHARE

Basic earnings (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of shares of common stock outstanding. Diluted earnings (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of shares of the Company’s common stock outstanding plus other potentially dilutive securities. Dilutive securities include equity-based awards issued under long-term incentive plans.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The calculations of basic and diluted earnings (loss) per share are as follows:

	For the years ended December 31,
	2017	2016	2015
	(in millions, except per share data)
Numerator:
Income from Continuing Operations, net of tax	$153	$3	$31
Loss on Discontinued Operations, net of tax	(1)	(4)	(5)

Net income (loss) attributable to CorePoint Lodging’s stockholders	$152	$(1)	$26

Denominator:
Weighted average number of shares outstanding, basic	58.0	59.1	64.1
Weighted average number of shares outstanding, diluted	58.3	59.1	64.6
Basic earnings per share from continuing operations	$2.63	$0.04	$0.48
Basic loss from discontinued operations	$(0.01)	$(0.06)	$(0.06)

Basic earnings (loss) per share	$2.62	$(0.02)	$0.42

Diluted earnings per share from continuing operations	$2.62	$0.04	$0.48
Diluted loss from discontinued operations	$(0.02)	$(0.06)	$(0.08)

Diluted earnings (loss) per share	$2.60	$(0.02)	$0.40

The earnings per share amounts are calculated using unrounded amounts and shares which result in differences in rounding of the presented per share amounts.

As of December 31, 2017, approximately 0.1 million shares were excluded from the computation of diluted shares, as their impact would have been anti-dilutive. As of December 31, 2016, approximately 0.4 million shares were excluded from the computation of diluted shares, as their impact would have been anti-dilutive. As of December 31, 2015, an immaterial amount of shares were anti-dilutive.

During March 2016, the Company’s board of directors authorized a program to repurchase an aggregate of up to $100 million of the Company’s common stock (the “2016 Repurchase Program”). Under the Repurchase Program, these repurchases could be made from time to time in the open market, in privately negotiated transactions, or otherwise, including pursuant to a Rule 10b5-1 plan, at prices that the Company deemed appropriate and subject to market conditions, applicable law and other factors deemed relevant in the Company’s sole discretion. The 2016 Repurchase Program did not obligate the Company to repurchase any dollar amount or number of shares of common stock and the program could be suspended or discontinued at any time.

The 2016 Repurchase Program was completed in May 2016. The Company repurchased approximately 4.1 million shares of common stock at a weighted-average price of $24.54 per share, for an aggregate purchase price, including commissions, of $100 million. The shares repurchased through the 2016 Repurchase Program represented approximately 7.0% of the Company’s total shares of common stock outstanding as of December 31, 2016. The shares of common stock that were repurchased were placed in treasury stock.

During September 2015, Company’s board of directors authorized a program to repurchase an aggregate of up to $100 million of the Company’s common stock (the “2015 Repurchase Program”). These repurchases were to be made from time to time in the open market, in privately negotiated transactions, or otherwise, including pursuant to a Rule 10b5-1 plan, at prices that the Company deemed appropriate and subject to market conditions, applicable law and other factors deemed relevant in the Company’s sole discretion. The 2015 Repurchase Program did not obligate the Company to repurchase any dollar amount or number of shares of common stock and the program could be suspended or discontinued at any time.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Under the 2015 Repurchase Program, through December 31, 2015, the Company repurchased 3.1 million shares of common stock. These shares were repurchased at a weighted-average price of $31.78 per share, for an aggregate purchase price including commissions, of $100 million. The shares repurchased through December 31, 2015 represented approximately 5% of the Company’s total shares of common stock outstanding as of December 31, 2015. The shares of common stock that were repurchased were placed in treasury stock.

NOTE 17. SELECTED QUARTERLY FINANCIAL INFORMATION (unaudited)

The following table sets forth the historical unaudited quarterly financial data for the periods indicated. The information for each of these periods has been prepared on the same basis as the audited consolidated financial statements and, in our opinion, reflects all adjustments necessary to present fairly our financial results. Operating results for previous periods do not necessarily indicate results that may be achieved in any future period.

	2017
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
	(in millions, except per share data)
Total Revenues	$204	$225	$227	$180	$836
Operating income (loss)	22	45	29	(4)	92
Income from Continuing Operations, net of tax	6	19	10	118	153
Income (loss) from Discontinued Operations, net of tax	(4)	(2)	3	2	(1)

Net income attributable to CorePoint Lodging’s stockholders	$2	$17	$13	$120	$152

Earnings (loss) per share:
Basic from continuing operations	$0.10	$0.32	$0.16	$2.04	$2.63
Basic from discontinued operations	(0.08)	(0.03)	0.06	0.03	(0.01)

Basic earnings per share	$0.02	$0.29	$0.22	$2.08	$2.62

Diluted from continuing operations	$0.10	$0.32	$0.16	$2.03	$2.62
Diluted from discontinued operations	(0.08)	(0.03)	0.06	0.03	(0.02)

Diluted earnings per share	$0.02	$0.29	$0.22	$2.06	$2.60

	2016
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
	(in millions, except per share data)
Total Revenues	$213	$234	$234	$190	$871
Operating (loss) income	(49)	35	48	13	47
Income from Continuing Operations, net of tax	(36)	17	19	3	3
Income (loss) from Discontinued Operations, net of tax	(3)	(2)	4	(3)	(4)

Net income attributable to CorePoint Lodging’s stockholders	$(39)	$15	$23	$(0)	$(1)

Earnings (loss) per share:
Basic from continuing operations	$(0.58)	$0.28	$0.34	$0.04	$0.04
Basic from discontinued operations	(0.04)	(0.02)	0.06	(0.04)	(0.06)

Basic (loss) earnings per share	$(0.62)	$0.26	$0.40	$0.00	$(0.02)

Diluted from continuing operations	$(0.58)	$0.28	$0.34	$0.04	$0.04
Diluted from discontinued operations	(0.04)	(0.02)	0.06	(0.04)	(0.06)

Diluted (loss) earnings per share	$(0.62)	$0.26	$0.40	$0.00	$(0.02)

The earnings per share amounts are calculated using unrounded amounts and shares which result in differences in rounding of the presented per share amounts.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

CorePoint Lodging Inc.

Condensed Consolidated Balance Sheets (Unaudited)

As of September 30, 2018 and December 31, 2017

(in millions, except share data)

	September 30, 2018	December 31, 2017
ASSETS
Assets:
Real estate
Land	$738	$739
Buildings and improvements	2,794	2,706
Furniture, fixtures, and other equipment	382	363

Gross operating real estate	3,914	3,808
Less accumulated depreciation	(1,529)	(1,425)

Net operating real estate	2,385	2,383
Construction in progress	75	75

Total real estate, net	2,460	2,458
Cash and cash equivalents	64	141
Accounts receivable, net	42	42
Other assets	51	32
Assets from discontinued operations	—	280

Total Assets	$2,617	$2,953

LIABILITIES AND EQUITY
Liabilities:
Debt, net	$1,010	$992
Mandatorily redeemable preferred shares	15	—
Accounts payable and accrued expenses	94	65
Other liabilities	6	9
Deferred tax liabilities	—	213
Dividends Payable	12	—
Liabilities from discontinued operations	—	846

Total Liabilities	1,137	2,125

Commitments and Contingencies
Equity:
Preferred Stock, $0.01 par value; 50.0 million and 100.0 million shares authorized as of September 30, 2018 and December 31, 2017, respectively; 15.0 thousand shares and none outstanding as of September 30, 2018 and December 31, 2017, respectively	—	—
Common Stock, $0.01 par value; 1.0 billion and 2.0 billion shares authorized as of September 30, 2018 and December 31, 2017, respectively; 59.6 million and 66.2 million shares issued as of September 30, 2018 and December 31, 2017, respectively; and 59.6 million and 58.7 million shares outstanding as of September 30, 2018 and December 31, 2017, respectively	1	1
Additional paid-in-capital	973	1,181
Retained Earnings (accumulated deficit)	503	(144)
Treasury stock, at cost, 7.6 million shares as of December 31, 2017	—	(212)
Accumulated other comprehensive loss	—	(1)
Noncontrolling interest	3	3

Total Equity	1,480	828

Total Liabilities and Equity	$2,617	$2,953

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

CorePoint Lodging Inc.

Condensed Consolidated Statements of Operations (Unaudited)

For the Three and Nine Months Ended September 30, 2018 and 2017

(in millions, except per share data)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
REVENUES:
Rooms	$230	$223	$650	$644
Other	4	4	13	12

Total Revenues	234	227	663	656
OPERATING EXPENSES:
Rooms	102	94	287	268
Other departmental and support	33	31	92	89
Property tax, insurance and other	17	16	52	43
Management and royalty fees	23	—	32	—
Corporate general and administrative	10	18	73	56
Depreciation and amortization	39	36	115	104
Other, net	3	3	5	—

Total Operating Expenses	227	198	656	560

Operating Income	7	29	7	96
OTHER INCOME (EXPENSES):
Interest expense	(17)	(12)	(48)	(36)
Other income, net	2	2	6	2
Loss on extinguishment of debt	—	—	(10)	—

Total Other Expenses, net	(15)	(10)	(52)	(34)

Income (loss) from Continuing Operations Before Income Taxes	(8)	19	(45)	62
Income tax expense	(5)	(9)	(6)	(28)

Income (loss) from Continuing Operations, net of tax	(13)	10	(51)	34
Income (loss) from discontinued operations, net of tax	—	3	(25)	(3)

Net Income (loss) attributable to CorePoint Lodging stockholders	$(13)	$13	$(76)	$31

Earnings (loss) per share:
Basic from continuing operations	$(0.22)	$0.16	$(0.87)	$0.59
Basic from discontinued operations	—	0.06	(0.43)	(0.05)

Basic earnings (loss) per share	$(0.22)	$0.22	$(1.30)	$0.54

Diluted from continuing operations	$(0.22)	$0.16	$(0.87)	$0.58
Diluted from discontinued operations	—	0.06	(0.43)	(0.06)

Diluted earnings (loss) per share	$(0.22)	$0.22	$(1.30)	$0.52

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

CorePoint Lodging Inc.

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

For the Three and Nine Months Ended September 30, 2018 and 2017

(in millions)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Net Income (loss) attributable to CorePoint Lodging stockholders	$(13)	$13	$(76)	$31
Cash flow hedge adjustment, net of tax	—	1	4	3
Gain on termination of cash flow hedge	—	—	(3)	—

Comprehensive net income (loss) attributable to CorePoint Lodging’s Stockholders	$(13)	$14	$(75)	$34

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

CorePoint Lodging Inc.

Condensed Consolidated Statement of Equity (Unaudited)

For the Nine Months Ended September 30, 2018

(in millions, except per share data)

	Equity Attributable to CorePoint Lodging Inc. Stockholders
	Common Stock		Treasury Stock	Additional Paid-in- Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity
	Shares	Amount
Balance as of January 1, 2018	58.7	$1	$(212)	$1,181	$(144)	$(1)	$3	$828
Net loss	—	—	—	—	(76)	—	—	(76)
Dividends on common stock ($0.267 per share)	—	—	—	—	(16)	—	—	(16)
Equity-based compensation	1.1	—	—	9	—	—	—	9
Purchase of common stock (pre Spin-Off)	(0.1)	—	(2)	—	—	—	—	(2)
Retirement of treasury stock	—	—	214	(214)	—	—	—	—
Cash flow hedge adjustment, net of tax	—	—	—	—	—	4	—	4
Gain on termination of cash flow hedge	—	—	—	—	—	(3)	—	(3)
Purchase of common stock (post Spin-Off)	(0.1)	—	—	(3)	—	—	—	(3)
Reorganization and separation from La Quinta Holdings Inc	—	—	—	—	739	—	—	739

Balance as of September 30, 2018	59.6	$1	$—	$973	$503	$—	$3	$1,480

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

CorePoint Lodging Inc.

Condensed Consolidated Statements of Cash Flows (Unaudited)

For the Nine Months Ended September 30, 2018 and 2017

(in millions)

	September 30, 2018	September 30, 2017
Cash flows from operating activities:
Net income (loss)	$(76)	$31
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	119	110
Gain (loss) related to real estate casualties	5	(1)
Loss on extinguishment of debt	17	—
Amortization of deferred costs and other assets	8	5
Equity-based compensation expense	9	12
Deferred tax (benefit) expense	(1)	16
Provision for doubtful accounts	1	2
Changes in assets and liabilities:
Accounts receivable	5	(8)
Other assets	(11)	(9)
Accounts payable and accrued expenses	(6)	(5)
Other liabilities	(2)	6

Net cash provided by operating activities	68	159
Cash flows from investing activities:
Capital expenditures, primarily investments in real estate	(138)	(158)
Lenders escrow	(15)	—
Insurance proceeds related to real estate casualties	16	5
Proceeds from sale of real estate	6	28
Payment of franchise incentives	—	(1)

Net cash used in investing activities	(131)	(126)
Cash flows from financing activities:
Proceeds from debt	1,060	—
Repayment of debt	(1,030)	(13)
Debt issuance costs	(29)	—
Issuance of mandatorily redeemable preferred shares	15	—
Dividends on common stock	(4)	—
Proceeds on termination of cash flow hedge	3	—
Payment for interest rate cap	(1)	—
Purchase of common stock	(5)	(1)
Reorganization and separation from La Quinta Holdings Inc.	(23)	—

Net cash provided by (used in) financing activities	(14)	(14)

Increase (decrease) in cash and cash equivalents	(77)	19
Cash and cash equivalents at the beginning of the period	141	161

Cash and cash equivalents at the end of the period	$64	$180

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

CorePoint Lodging Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

NOTE 1. ORGANIZATION AND BASIS OF PRESENTATION

Organization and Business

CorePoint Lodging Inc., a Maryland corporation (“we,” “us,” “our,” “CorePoint,” “CorePoint Lodging” or the “Company”) is a nationwide lodging real estate company, primarily serving the upper mid-scale and mid-scale segments, with a portfolio of select service hotels located in the United States (“U.S.”). We have operated as an independent, self-administered, publicly traded company since May 30, 2018. See discussion below regarding our spin-off on May 30, 2018 and our continuing and discontinued operations.

The following table sets forth the number of owned and joint venture hotels as of September 30, 2018 and December 31, 2017 respectively:

	September 30, 2018		December 31, 2017
	# of hotels	# of rooms	# of hotels	# of rooms
Owned(1)	314	40,200	316	40,400
Joint Venture	1	200	1	200

Totals	315	40,400	317	40,600

(1)	As of September 30, 2018 and December 31, 2017, one and three of the owned hotels, respectively, were classified as assets held for sale.

For U.S. federal income tax purposes, we intend to make an election to be taxed as a real estate investment trust (“REIT”), effective May 31, 2018, with the filing of our U.S. federal income tax return for the year ending December 31, 2018. We believe that we are organized and operate in a REIT-qualified manner and we intend to continue to operate as such. As a REIT, the Company is generally not subject to federal corporate income tax on the portion of its net income that is currently distributed to its stockholders. To maintain our REIT status, we are required to meet several requirements as provided by the Internal Revenue Code of 1986, as amended (the “Code”). These include that the Company cannot operate or manage its hotels. Therefore, the REIT leases the hotel properties to CorePoint TRS L.L.C., the Company’s wholly owned taxable REIT subsidiary (“TRS”), which engages third-party eligible independent contractors to manage the hotels. CorePoint TRS L.L.C. is subject to federal, state and local income taxes. Also, to maintain REIT status, we must distribute annually at least 90 percent of our “REIT taxable income”, as defined by the Code, to our stockholders. We intend to meet our distribution requirements effective for 2018 and thereafter as required by the Code.

Our Spin-Off from La Quinta Holdings Inc.

On May 30, 2018, La Quinta Holdings Inc., a Delaware corporation. (“LQH Parent,” and together with its consolidated subsidiaries, “LQH”) completed the separation of its real estate business from its franchise and management business, including the spin-off of its real estate ownership business into an independent, publicly traded company. The spin-off (“Spin-Off”) of CorePoint Lodging was made as part of a plan approved by LQH Parent’s board of directors to spin off LQH’s real estate business into a stand-alone, publicly traded company prior to the merger (“Merger”) of LQH Parent with a wholly owned subsidiary of Wyndham Worldwide Corporation, a Delaware corporation (“Wyndham Worldwide”). For additional discussion of the Spin-Off, the Merger and related transactions, see Note 3 “Discontinued Operations.”

Notwithstanding the legal form of the Spin-Off, for accounting and financial reporting purposes, LQH Parent is presented as being spun-off from CorePoint (a “reverse spin”). This presentation is in accordance with generally accepted accounting principles in the U.S. (“GAAP”) and is primarily a result of the relative significance of

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

CorePoint’s business to LQH’s business, as measured in terms of revenues, profits, and assets. Therefore, CorePoint Lodging is considered the divesting entity and treated as the “accounting successor,” and LQH Parent is the “accounting spinnee” and “accounting predecessor” for consolidated financial reporting purposes.

In accordance with GAAP, effective with the closing of the Spin-Off on May 30, 2018, the results of operations related to LQH Parent’s hotel franchise and hotel management business are reported as discontinued operations for all periods presented. In addition, the assets and liabilities of LQH Parent’s hotel franchise and hotel management business have been segregated from the assets and liabilities related to the Company’s continuing operations and presented separately on the Company’s consolidated balance sheet as of December 31, 2017 and the consolidated statement of equity for the nine months ended September 30, 2017 has been omitted. Unless otherwise noted, all disclosures in the notes accompanying the unaudited consolidated financial statements reflect only continuing operations.

Interim Unaudited Financial Information

The accompanying interim unaudited condensed consolidated financial statements have been prepared in accordance with GAAP. Accordingly, they do not include all information or footnotes required by GAAP for complete annual financial statements. Although we believe the disclosures made are adequate to prevent the information presented from being misleading, these financial statements should be read in conjunction with LQH’s consolidated financial statements and notes thereto for the years ended December 31, 2017, 2016 and 2015.

Subsequent to May 30, 2018, the accompanying unaudited condensed consolidated financial statements include the accounts of the Company. The historical unaudited condensed consolidated financial statements through May 30, 2018 represent the financial position and results of operations of entities that have historically been under common control of the accounting predecessor, LQH Parent.

The results for the interim periods shown in this report are not necessarily indicative of future financial results. The accompanying condensed consolidated balance sheet as of September 30, 2018 and condensed consolidated statements of operations, comprehensive income, cash flows and equity for the periods ended September 30, 2018 and 2017 have not been audited by our independent registered public accounting firm. In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments, including normal recurring items, necessary to present fairly our consolidated financial position as of September 30, 2018 and December 31, 2017, and our consolidated results of operations and cash flows for the periods ended September 30, 2018 and 2017.

The accompanying condensed consolidated financial statements include the accounts of the Company, as well as its wholly-owned subsidiaries and any consolidated variable interest entities (“VIEs”). We recognize noncontrolling interests for the proportionate share of operations for ownership interests not held by our stockholders. All intercompany transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. These estimates include such items as: Spin-Off related adjustments; income taxes; impairment of long-lived assets; casualty losses; fair value evaluations; depreciation and amortization; and equity-based compensation measurements. Actual results could differ from those estimates.

Reclassifications

Certain line items on the condensed consolidated balance sheet as of December 31, 2017 and the condensed consolidated statements of operations for the three and nine months ended September 30, 2017 have been

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

reclassified to conform to the current period presentation. These reclassifications had no impact on our net income (loss) or financial position and were made in order to conform to presentations consistent with other REIT lodging companies and reflect the results of discontinued operations. See Note 3 “Discontinued Operations” for additional information.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES AND RECENTLY ISSUED ACCOUNTING STANDARDS

Investment in Real Estate

Property and equipment are stated at cost less accumulated depreciation computed using a straight-line method over the estimated useful life of each asset. Property and equipment consists of the following, along with associated estimated useful lives:

Buildings and improvements	5 to 40 years
Furniture, fixtures and other equipment	2 to 10 years

We capitalize expenditures that increase the overall value of an asset or extend an asset’s life, typically associated with hotel refurbishment, renovation, and major repairs. Such costs primarily include third party contract labor, materials, professional design and other direct costs, and during the redevelopment and renovation period interest, real estate taxes and insurance costs. The interest capitalization period begins when the activities related to the improvement have begun and ceases when the project is substantially complete and the assets are held available for use or occupancy. Once such a project is substantially complete and the associated assets are ready for intended use, interest costs are no longer capitalized. Normal maintenance and repair costs are expensed as incurred.

Impairment of Real Estate Related Assets

If events or circumstances indicate that the carrying amount of a property may not be recoverable, we make an assessment of the property’s recoverability by comparing the carrying amount of the asset to our estimate of the aggregate undiscounted future operating cash flows expected to be generated over the holding period of the asset including its eventual disposition. If the carrying amount exceeds the aggregate undiscounted future operating cash flows, we recognize an impairment loss to the extent the carrying amount exceeds the estimated fair value of the property.

We recorded impairment expense of $1 million for the three and nine months ended September 30, 2017. We did not record any impairment loss for the three and nine months ended September 30, 2018.

Assets Held for Sale

For sales of real estate or assets classified as held for sale, we evaluate whether the disposition will have a major effect on our operations and financial results and will therefore qualify as a strategic shift. If the disposition represents a strategic shift, it will be classified as discontinued operations in our financial statements for all periods presented. If the disposition does not represent a strategic shift, it will be presented in continuing operations in our financial statements.

We classify hotels as held for sale when criteria are met in accordance with GAAP. At that time, we present the assets and obligations associated with the real estate held for sale separately in our consolidated balance sheet, and we cease recording depreciation and amortization expense related to that asset. Real estate held for sale is reported at the lower of its carrying amount or its estimated fair value less estimated costs to sell.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Cash and Cash Equivalents

We classify all cash on hand, demand deposits with financial institutions, and short-term highly liquid investments with original maturities of three months or less as cash equivalents. Cash and cash equivalents are stated at cost, which approximates fair market value.

Accounts Receivable

Accounts receivable primarily consists of receivables due from hotel guests, credit card companies and insurance settlements and are carried at estimated collectable amounts. We periodically evaluate our receivables for collectability based on historical experience, the length of time receivables are past due, the financial condition of the debtor, and the general economy. Accounts receivable are written off when determined to be uncollectable and collection efforts have generally ceased. Our insurance settlement receivables included in accounts receivable are recorded based upon the terms of our insurance policies and our estimates of insurance losses. We recognize business interruption claims as revenue when collected and accordingly our accounts receivable do not include any amounts related to estimated business interruption claim recoveries. As of September 30, 2018, and December 31, 2017, the Company had $17 million and $23 million of insurance settlement receivables, respectively.

Debt and Deferred Debt Issuance Costs

Deferred debt issuance costs include costs incurred in connection with issuance of debt, including costs associated with the issuance of our credit facilities, and are presented as a direct reduction from the carrying amount of debt. These debt issuance costs are deferred and amortized to expense on a straight-line basis over the term of the debt, which approximates the effective interest amortization method. This amortization expense is included as a component of interest expense. When debt is paid prior to its scheduled maturity date or the underlying terms are materially modified, the remaining carrying value of deferred debt issuance costs, along with certain other payments to lenders, is included in loss on extinguishment of debt.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or pay to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. In evaluating the fair value of both financial and non-financial assets and liabilities, GAAP establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair value into three broad levels, which are as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Valuations in this category are inherently less reliable than quoted market prices due to the degree of subjectivity involved in determining appropriate methodologies and the applicable underlying observable market assumptions.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. These inputs cannot be validated by readily determinable market data and generally involve considerable judgment by management.

We use the highest level of observable market data if such data is available without undue cost and effort.

Derivative Instruments

We use derivative instruments as part of our overall strategy to manage our exposure to market risks associated with fluctuations in interest rates. We regularly monitor the financial stability and credit standing of the

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

counterparties to our derivative instruments. We do not enter into derivative financial instruments for trading or speculative purposes.

We record all derivatives at fair value. On the date the derivative contract is entered, we designate the derivative as one of the following: a hedge of a forecasted transaction or the variability of cash flows to be paid (“Cash Flow Hedge”), a hedge of the fair value of a recognized asset or liability (“Fair Value Hedge”), or an undesignated hedge instrument. Changes in the fair value of a derivative that is qualified, designated and highly effective as a Cash Flow Hedge are recorded in the condensed consolidated statements of comprehensive income (loss) until they are reclassified into earnings when the hedged transaction affects earnings. Changes in the fair value of a derivative that is qualified, designated and highly effective as a Fair Value Hedge, along with the gain or loss on the hedged asset or liability that is attributable to the hedged risk, are recorded in current period earnings. Cash flows from designated derivative financial instruments are classified within the same category as the item being hedged in the condensed consolidated statements of cash flows. Changes in fair value of undesignated hedge instruments are recorded in current period earnings.

On a quarterly basis, we assess the effectiveness of our designated hedges in offsetting the variability in the cash flows or fair values of the hedged assets or obligations via use of a statistical regression and hypothetical derivative approach. We discontinue hedge accounting prospectively when the derivative is not highly effective as a hedge, the underlying hedged transaction is no longer probable, or the hedging instrument expires, is sold, terminated or exercised.

Revenue Recognition

We adopted Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers, effective January 1, 2018 using the modified retrospective transition method. The information in this section describes our current revenue recognition policies. See “Newly Adopted Accounting Standards” below for additional information related to the adoption.

Our revenues primarily consist of operating lease revenues from room rentals, and, to a lesser extent, restaurants, billboards and cell towers, which are accounted for under GAAP in accordance with lease accounting standards. Room revenue is recognized as earned on a daily basis, net of customer incentive discounts, cash rebates, and refunds. Revenue related to operating leases with a term in excess of one year are recognized on a straight-line basis over the life of the respective lease agreement.

Other revenues include revenues generated by the incidental support of hotel operations for hotels and are recognized under the revenue accounting standard as the service obligation is completed.

There was no material impact to continuing operations in our financial statements due to the change in accounting policies for the three and nine months ended September 30, 2018.

Equity-Based Compensation

We have a stock-based incentive award plan for our employees and directors. Stock-based compensation expense associated with these awards is recognized in general and administrative expenses in our consolidated statements of operations. We recognize the cost of services received in an equity-based payment transaction with an employee or director as services are received and record either a corresponding increase in equity or a liability, depending on whether the instruments granted satisfy the equity or liability classification criteria. Measurement for these equity awards is the estimated fair value at the grant date of the equity instruments. Dividends related to unvested awards are charged to retained earnings. We recognize forfeitures as they occur.

Income Taxes

We are organized in conformity with, and operate in a manner that will allow us to elect to be taxed as, a REIT, for U.S. federal income tax purposes beginning with our tax year ending December 31, 2018 and we expect to

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

continue to be organized and operate so as to qualify as a REIT. To qualify as a REIT, we must continually satisfy requirements related to, among other things, the real estate qualification of sources of our income, the real estate composition and values of our assets, the amounts we distribute to our stockholders annually and the diversity of ownership of our stock. To the extent we qualify as a REIT, we generally will not be subject to U.S. federal income tax on taxable income generated by our REIT activities that we distribute to our stockholders. Accordingly, no provision for U.S. federal income taxes has been included in our accompanying condensed consolidated financial statements for purposes of determining federal and state income tax expense for the three and nine months ended September 30, 2018 related to our REIT activities.

We are, and will continue to be, subject to U.S. federal income tax on taxable sales of built-in gain property (representing property with an excess of fair value over tax basis held by us on May 30, 2018) during the five-year period following our election to be taxed as a REIT. In addition, our TRS is subject to U.S. federal, state and local income taxes and our REIT may be subject to state and local taxes and non-U.S. income tax on foreign held REIT activities.

Through May 30, 2018, LQH Parent will file a federal income tax return, as well as certain state tax returns where we filed on a combined basis, and foreign tax filings, as applicable.

On December 22, 2017, the Tax Cuts and Jobs Act (the “Tax Act”) was enacted into law. The Tax Act contains several key tax provisions that affected us, including a reduction of the corporate income tax rate to 21 percent effective January 1, 2018, among others. We are required to recognize the effect of the tax law changes in the period of enactment, such as re-measuring our U.S. deferred tax assets and liabilities as well as reassessing the net realizability of our deferred tax assets and liabilities. In December 2017, the Securities and Exchange Commission (the “SEC”) issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (SAB 118), which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Since the Tax Act was passed late in the fourth quarter of 2017, and ongoing tax guidance is still outstanding, we consider the deferred tax re-measurements and other items to be incomplete due to the forthcoming guidance and our ongoing analysis of final year-end data and tax positions. We expect to complete our analysis within the one year measurement period permitted by SAB 118.

Concentrations of Credit Risk and Business Risk

Financial instruments, which potentially subject us to concentrations of credit risk, consist principally of cash and cash equivalents. We utilize financial institutions that we consider to be of high credit quality and consider the risk of default to be minimal. We also monitor the credit-worthiness of our customers and financial institutions before extending credit or making investments. Certain balances in cash and cash equivalents exceed the Federal Deposit Insurance Corporation limit of $250,000; however, we believe credit risk related to these deposits is minimal.

Lodging operations are particularly sensitive to adverse economic and competitive conditions and trends, which could adversely affect the Company’s business, financial condition, and results of operations. Geographic concentrations, which potentially subject us to concentrations of business risk, relate primarily to locations of hotels and the revenue recognized in various states within the U.S. We have a concentration of hotels operating in Texas, Florida and California.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The percentages of our total revenues, excluding revenue from discontinued operations, from these states for the nine months ended September 30, 2018 and 2017 are as follows:

	For the Nine Months Ended
	September 30, 2018	September 30, 2017
Texas	22%	21%
Florida	14%	17%
California	11%	10%

Total	47%	48%

Segment Reporting

Our hotel investments have similar economic characteristics and our service offerings and delivery of services are provided in a similar manner, using the same types of facilities and similar technologies. Our chief operating decision maker, the Company’s Chief Executive Officer, reviews our financial information on an aggregated basis. As a result, we have concluded that we have one reportable business segment.

Principal Components of Expenses

Rooms—These expenses include hotel operating expenses of housekeeping, reservation systems, room and breakfast supplies and front desk costs.

Other departmental and support—These expenses include labor and other expenses that constitute non-room operating expenses, including parking, telecommunications, on-site administrative departments, sales and marketing, recurring repairs and maintenance and utility expenses.

Property tax, insurance and other—These expenses consist primarily of real and personal property taxes, other local taxes, ground rent, equipment rent and insurance.

Other, net—These expenses include losses incurred resulting from property damage or destruction caused by any sudden, unexpected or unusual event such as a hurricane or significant casualty. Impairment losses are non-cash expenses that are recognized when circumstances indicate that the carrying value of a long-lived asset is not recoverable. An impairment loss is recognized for the excess of the carrying value over the fair value of the asset.

Newly Issued Accounting Standards

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842), regarding the accounting for leases for both lessees and lessors. In July 2018, ASU 2016-02 was amended, providing another transition method by allowing companies to initially apply the new lease standard in the year of adoption and not the earliest comparative period. The lease standard amendment also provided a practical expedient for an accounting policy election for lessors, by class of underlying asset, to not separate nonlease components from the associated lease components, similar to the practical expedient provided for lessees. The lessor practical expedient is only available if the timing and pattern of transfer are the same for the nonlease and lease components and the lease components, if accounted for separately, would be classified as an operating lease.

Lessees will need to recognize on their balance sheet a right-of-use asset and a lease liability for virtually all of their leases (other than leases that meet the definition of a short-term lease). The liability will be equal to the present value of lease payments. The asset will be based on the liability, adjusted for any initial direct costs of the lease, lease incentives or early lease payments, where applicable. For income statement purposes, the FASB

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

retained a dual model, requiring leases to be classified as either operating or finance. Operating leases will result in straight-line rent expense (similar to current operating leases) while finance leases will result in interest and amortization expense (similar to current capital leases). Classification will be based on criteria that are largely similar to those applied in current lease accounting. The new standard may be adopted using a modified retrospective transition and provides for certain practical expedients. We are evaluating the impact of ASU 2016-02 on our consolidated financial statements, where we believe the primary impact as a lessee will relate to leases where we are the ground lessee.

For lessor accounting, our primary activity relates to daily hotel leases, where we intend to adopt the short-term lease exception and record lease revenue as its earned. However, for longer term leases, such as restaurant, cell towers and billboards, under current lessor accounting, a real estate lease could only be a sales-type lease if ownership of the real estate was transferred to the lessee. With the adoption of ASU 2016-02, there will no longer be an exclusion for real estate leases, where the same classification guidance applies as with all other leases. We are currently evaluating how this guidance would apply to lessor classification. If, as lessor, our real estate leases would be classified as sales-type leases, the real estate asset would be eliminated, a net investment asset would be recognized generally equal to the present value of the minimum lease payments plus the unguaranteed residual value and a selling profit or loss recorded. Additionally, only incremental direct leasing costs may be capitalized under this new guidance, which is primarily consistent with the Company’s existing policies.

In light of the recently issued lease standard amendment and the new practical expedients, we continue to evaluate the impact of the new leasing standard. We plan to adopt the new standard effective January 1, 2019.

In June 2018, the FASB issued ASU 2018-07, Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under this ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. The Company accounts for its share-based payments to members of its board of directors in the same manner as share-based payments to its employees. Other than to members of our board of directors, the Company does not award share-based payments to any nonemployees. The guidance is effective for periods beginning after December 15, 2018. Early adoption is allowed.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which changes the methodology for measuring credit losses on financial instruments and the timing of when such losses are recorded. The guidance affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The guidance will apply to our trade receivables, notes receivable, net investments in leases and any other future financial assets that have the contractual right to receive cash that we may acquire in the future. The guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2019. Early adoption is permitted for fiscal years, and interim periods within those years, beginning after December 15, 2018. Historically, credit losses have not been material to the Company. We are currently evaluating the impact of this guidance on our financial position, results of operations and related disclosures but do not expect the implementation of this guidance to have a material impact on our condensed consolidated financial position and results of operations.

Newly Adopted Accounting Standards

Effective January 1, 2018, we adopted FASB Topic 606. The revised guidance outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and superseded prior revenue recognition guidance, including industry-specific revenue guidance. The revised guidance replaced most existing revenue and real estate sale recognition guidance in GAAP. The standard specifically excludes lease contracts, which is our primary recurring revenue source; however, our revenue accounting for incidental hotel revenue will follow the revised guidance. We adopted the new standard using the modified retrospective

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

transition method, where financial statement presentations prior to the date of adoption are not adjusted. Transactions that were not closed as of the adoption date were adjusted to reflect the new standard where we recorded a net reduction to opening retained earnings of approximately $15 million, net of tax, as of January 1, 2018 due to the cumulative impact of adopting ASC 606, which relates primarily to our discontinued operations. The adoption of this statement did not have a material impact on our continuing operations.

Effective January 1, 2018, we adopted FASB ASU 2017-05, Other Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 310-20), which requires the derecognition of a business in accordance with ASC 810, Consolidations, including instances in which the business is considered in substance real estate. In cases where a controlling interest in real estate was sold but a noncontrolling interest is retained, we may record a gain or loss related to both the sold and retained interests. The adoption of this standard did not have an impact on our condensed consolidated financial statements, but depending on future transactions, may in the future.

Effective January 1, 2018, we adopted FASB ASU 2018-05, Income Taxes (Topic 740)—Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118, which provides guidance from the SEC allowing for the recognition of provisional amounts in the financial statements as a result of the Tax Act that was signed into law in December 2017. The guidance allows for a measurement period of up to one year from the enactment date to finalize the accounting related to the Tax Act. The Company has applied and continues to apply the guidance in this update within its financial statements.

Effective January 1, 2018, we adopted FASB ASU 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220). The guidance in ASU 2018-02 allows an entity to elect to reclassify the stranded tax effects related to the Tax Act from accumulated other comprehensive income into retained earnings. The adoption of this statement did not have a material effect on our financial statements.

Effective January 1, 2018, we adopted FASB ASU 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting. This update clarifies the changes to terms or conditions of a share-based payment award that require an entity to apply modification accounting. The adoption of this statement did not have a material effect on our financial statements.

Effective January 1, 2018 we adopted FASB ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which provides guidance for evaluating whether certain transactions are to be accounted for as an acquisition (or disposal) of either a business or an asset. This standard is applied on a prospective basis. The adoption of this statement did not have a material effect on our financial statements.

From time to time, new accounting standards are issued by FASB or other standards setting bodies, which we adopt as of the specified effective date. Unless otherwise discussed, we believe the impact of recently adopted or recently issued standards that are not yet effective have not or will not have a material impact on our consolidated financial statements upon adoption.

NOTE 3. DISCONTINUED OPERATIONS

As discussed in Note 1 “Organization and Basis of Presentation,” LQH Parent completed the Spin-Off on May 30, 2018. As part of the Spin-Off closing, LQH Parent distributed to its stockholders all the outstanding shares of CorePoint common stock. Each holder of LQH Parent common stock received one share of CorePoint common stock for each share of LQH Parent common stock held by such holder on the record date, after giving effect to a reverse stock split, whereby each share of the common stock of LQH Parent (par value $0.01) was reclassified and combined into one half of a share of the common stock of LQH Parent (par value $0.02) (the “Reverse Stock Split”). Immediately following the Spin-Off, pursuant to the terms of the merger agreement, LQH Parent became a wholly-owned subsidiary of Wyndham Worldwide and each share of LQH Parent common stock (after giving effect to the Reverse Stock Split) was converted into the right to receive $16.80 per share in cash (after giving effect to the Reverse Stock Split), without interest. Wyndham Worldwide repaid

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

$715 million of LQH Parent’s debt net of cash and set aside a reserve of $240 million for estimated taxes expected to be incurred in connection with the Spin-Off. Immediately following the Spin-Off, LQH Parent did not own any shares of any class of CorePoint outstanding common stock.

In connection with the Spin-Off, CorePoint entered into a Separation and Distribution Agreement (the “Separation and Distribution Agreement”) in January 2018 and entered into several other agreements with LQH Parent prior to consummation of the Spin-Off. These agreements set forth the principal transactions required to effect CorePoint’s separation from LQH and provide for the allocation between CorePoint and LQH Parent of various assets, liabilities, rights and obligations (including employee benefits, intellectual property, insurance and tax-related assets and liabilities) and govern the relationship between CorePoint and LQH after completion of the Spin-Off.

Notwithstanding the legal form of the Spin-Off, for accounting and financial reporting purposes, LQH Parent is presented as being spun-off from CorePoint as a reverse spin. This presentation is in accordance with GAAP and is primarily a result of the relative significance of CorePoint’s business to LQH’s business, as measured in terms of revenues, profits, and assets. Therefore, CorePoint Lodging is considered the divesting entity and treated as the accounting successor, and LQH Parent is the accounting spinnee and accounting predecessor for consolidated financial reporting purposes.

In accordance with GAAP, the results of operations related to LQH Parent’s hotel franchise and hotel management business are reported as discontinued operations for all periods presented. In addition, the assets and liabilities of LQH Parent’s hotel franchise and hotel management business have been segregated from the assets and liabilities related to the Company’s continuing operations and presented separately on the Company’s consolidated balance sheet as of December 31, 2017. Additionally, the financial statement presentation was modified to be more consistent with other REIT lodging companies and reflects the results of discontinued operations.

Because the separation was a spin-off among stockholders, for financial statement presentation, there is no gain or loss on the separation of the disposed net assets and liabilities. Rather, the carrying amounts of the net assets and liabilities of the Company’s former hotel franchise and hotel management accounts are removed at their historical cost with an offsetting amount to stockholders’ equity. In connection with the Spin-Off, the Company recorded a $740 million adjustment in stockholders’ equity. The amount recognized will be adjusted in future reporting periods as the amount recorded is preliminary pending the finalization of various items including the final determination of the tax liabilities associated with the transaction and the settlement of other remaining considerations with Wyndham Worldwide. As these matters are finalized pursuant to the transaction agreements, the Company will record an adjustment to its cash balance or other working capital accounts with an offsetting amount to stockholders’ equity. Additionally, as the Spin-Off was a taxable spin, Wyndham Worldwide reserved $240 million to cover the tax payment for the spin transaction. Any residual amount of the reserve in excess of the tax payment will be remitted to the Company. Any related tax payment in excess of such reserve is the responsibility of Wyndham Worldwide with the Company responsible for delivering to Wyndham Worldwide either cash equal to the excess or issuing shares of common stock to Wyndham Worldwide in lieu of cash. Any such shares issued to Wyndham Worldwide would be subject to a registration rights agreement. As these tax valuations are completed and the estimates are refined and finalized, the impact of the reorganization and separation from LQH on stockholders’ equity will be adjusted.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Results of Discontinued Operations

The following table summarizes the results of the hotel franchise and hotel management business which are presented as discontinued operations (in millions).

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2018	2017	2018	2017
FRANCHISE AND OTHER FEE BASED REVENUES	$—	$42	$58	$111
OPERATING EXPENSES
Corporate, general, administrative and marketing	—	28	64	86
Depreciation and amortization	—	2	4	6

Total Operating Expenses	—	30	68	92

Operating Income (Loss)	—	12	(10)	19
OTHER EXPENSES:
Interest expense	—	(8)	(15)	(25)
Loss on extinguishment of debt	—	—	(7)	—

Total Other Expenses	—	(8)	(22)	(25)

Income (loss) Before Income Taxes	—	4	(32)	(6)
Income tax benefit (expense), primarily current	—	(1)	7	3

Income (loss) from Discontinued Operations, net of tax	$—	$3	$(25)	$(3)

The following table presents the carrying amounts of the major classes of assets and liabilities of LQH Parent that were included in assets and liabilities from discontinued operations as of December 31, 2017 (in millions):

December 31, 2017
ASSETS FROM DISCONTINUED OPERATIONS
Total real estate, net	$49
Intangible assets, net of accumulated amortization	171
Accounts receivable, net	24
Other assets	36

Total Assets From Discontinued Operations	$280

LIABILITIES FROM DISCONTINUED OPERATIONS
Debt, net	$696
Accounts payable and accrued expenses	109
Other liabilities	21
Deferred tax liabilities	20

Total Liabilities From Discontinued Operations	$846

In connection with the Spin-Off, CorePoint made a cash payment to LQH Parent of approximately $1 billion (the “Cash Payment”), immediately prior to and as a condition of the Spin-Off. The Cash Payment was to facilitate the repayment of part of LQH Parent’s existing debt. Accordingly, concurrently with the closing of the Merger, Wyndham Worldwide repaid, or caused to be repaid, on behalf of LQH Parent, LQH Parent’s existing debt.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

As permitted under GAAP, the Company has elected not to adjust the condensed consolidated statements of cash flows for the nine months ended September 30, 2018 and September 30, 2017 to exclude cash flows attributable to discontinued operations. As such, the following table presents selected financial information of LQH Parent included in the condensed consolidated statements of cash flows (in millions):

	For the Nine Months Ended September 30,
	2018	2017
Non-cash items included in net income (loss):
Depreciation and amortization	$4	$6
Amortization of deferred costs	1	2
Loss on extinguishment of debt	7	—
Equity based compensation expense	4	6

Investing activities:
Capital expenditures	$11	$18

NOTE 4. INVESTMENTS IN REAL ESTATE

During the third quarter of 2018, one hotel was sold for net proceeds of $2 million resulting in a loss on sale of $0.4 million. During the nine months ended September 30, 2018, two hotels were sold for net proceeds of $6 million resulting in a gain on sale of $0.1 million. During the third quarter of 2017, one hotel was sold for net proceeds of $6 million resulting in a gain on sale of $1 million. During the nine months ended September 30, 2017, four hotels were sold for net proceeds of $28 million resulting in a gain on sale of $1 million.

Depreciation expense related to buildings and improvements, furniture, fixtures and other equipment was $39 million and $36 million for the three months ended September 30, 2018 and 2017, respectively. Depreciation expense related to buildings and improvements, furniture, fixtures and other equipment was $115 million and $104 million for the nine months ended September 30, 2018 and 2017, respectively.

Construction in progress includes capitalized costs for ongoing projects that have not yet been put into service.

We have pledged substantially all of our hotels as collateral for the CMBS Loan Agreement (as defined in Note 6 “Debt”).

NOTE 5. OTHER ASSETS

The following table presents other assets as of September 30, 2018 and December 31, 2017 (in millions):

	September 30, 2018	December 31, 2017
Lenders escrow	$15	$—
Prepaid expenses	9	12
Intangible assets	5	5
Assets held for sale	3	9
Other assets, primarily hotel supplies	19	6

Total other assets	$51	$32

Assets held for sale as of September 30, 2018 represent one hotel and approximately 150 rooms. Assets held for sale as of December 31, 2017 represent three hotels and approximately 400 rooms.

As required by the CMBS Loan Agreement, we entered into an interest rate cap agreement on May 30, 2018 with a notional amount of $1.035 billion and a one-month London Interbank Offering Rate (“LIBOR”) interest rate

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

cap of 3.25 percent that expires on July 15, 2020 (the “Interest Rate Cap Agreement”). The Interest Rate Cap Agreement is for a period equal to the existing term of the CMBS Facility and has a notional amount equal to or greater than the then outstanding principal balance of the CMBS Facility. The Company did not designate the interest rate cap as a hedge.

NOTE 6. DEBT

The following table presents the carrying amount of our debt as of September 30, 2018 and December 31, 2017 (in millions):

	September 30, 2018	December 31, 2017	Interest Rate as of September 30, 2018(1)	Maturity Date
CMBS Facility	$1,035	$—	One-month LIBOR + 2.75%	2020(2)
Revolving Facility	—	—	One-month LIBOR + 4.50%	2020(3)
Term Facility	—	1,003	N/A	N/A

	1,035	1,003
Less deferred debt issuance costs and original issue discount	(25)	(11)

Total debt, net	$1,010	$992

(1)	One-month LIBOR at September 30, 2018 was 2.26 percent.
(2)	After maturity in 2020, includes five extension options of twelve months each at CorePoint’s option subject to certain conditions.
(3)	After maturity in 2020, includes one-year extension subject to certain conditions.

Term Facility and Extinguishment of Debt

In connection with the Spin-Off and Merger, on May 30, 2018, we entered into the CMBS Loan Agreement and used the proceeds to repay and discharge existing loans (“Term Facility”). During the nine months ended September 30, 2018, we recorded a $10 million loss related to the extinguishment of the Term Facility. The loss primarily included the write-off of unamortized debt issuance costs and original issuance discount.

The interest rate for the Term Facility from January 1, 2018 to March 6, 2018, was LIBOR plus 2.75 percent and for the period from March 7, 2018 to May 30, 2018 was LIBOR plus 3.00 percent.

CMBS Facility

On May 30, 2018, certain indirect wholly-owned subsidiaries of CorePoint (collectively, the “CorePoint CMBS Borrower”). CorePoint TRS L.L.C. and CorePoint Operating Partnership L.P. (“CorePoint OP”) entered into a Loan Agreement (the “CMBS Loan Agreement”), pursuant to which the CorePoint CMBS Borrower borrowed an aggregate principal amount of $1.035 billion under a secured mortgage loan secured primarily by mortgages for 307 owned and ground leased hotels, an excess cash flow pledge for seven owned and ground leased hotels and other collateral customary for mortgage loans of this type (the “CMBS Facility”). The proceeds from the CMBS Facility were used to facilitate the repayment of part of LQH Parent’s existing debt. In addition, simultaneously with the closing of the Merger, Wyndham repaid, or caused to be repaid, the Term Facility.

The CMBS Facility bears interest at a rate equal to the sum of (i) one-month LIBOR and (ii) 2.75 percent per annum for the first five years of the term, 2.90 percent for the sixth year of the term and 3.00 percent for the seventh year of the term. Interest is generally payable monthly. In addition, in connection with the Spin-Off, we incurred additional interest expense of $2 million prior to the securitization of the debt.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The CMBS Facility has an initial term of two years, with five extension options of twelve months each exercisable at the CorePoint CMBS Borrower’s election, provided there is no event of default existing as of the commencement of the applicable extension period and the CorePoint CMBS Borrower either extends the current interest rate cap or purchases a new interest rate cap covering the extension period at a strike price as set forth in the CMBS Loan Agreement. No regular principal payments are due prior to the scheduled or extended maturity date. The CMBS Facility is pre-payable in whole or in part subject to payment of (i) all accrued interest through the end of the applicable accrual period and (ii) prior to the payment date in December 2019 a spread maintenance premium and in certain cases third party LIBOR breakage costs. Notwithstanding the above, the CorePoint CMBS Borrowers are permitted to prepay the CMBS Facility by an amount not to exceed 20 percent of the original principal balance of the CMBS Facility, in the aggregate without payment of any spread maintenance premium and the spread maintenance premium for prepayments after the payment date in November 2019 will be zero.

The CMBS Facility includes customary non-recourse carve-out guarantees, affirmative and negative covenants and events of default, including, among other things, guarantees for certain losses arising out of customary “bad-boy” acts of CorePoint OP and its affiliates and environmental matters (which will be recourse for environmental matters only to the CorePoint Borrower provided that the required environmental insurance is delivered to the lender), a full recourse guaranty with respect to certain bankruptcy events, restrictions on the ability of the CorePoint CMBS Borrower to incur additional debt and transfer, pledge or assign certain equity interests or its assets, and covenants requiring the CorePoint CMBS Borrower to exist as “special purpose entities,” maintain certain ongoing reserve funds and comply with other customary obligations for commercial mortgage-backed securities loan financings. As of September 30, 2018, the Company was in compliance with these covenants.

At the closing of the CMBS Facility, the CorePoint CMBS Borrower deposited in the loan servicer’s account approximately $15 million in upfront reserves for property improvement and environmental remediation, which funds may be periodically disbursed to the CorePoint CMBS Borrower throughout the term of the loan to cover such costs. In addition, the CMBS Facility lender has the right to control the disbursement of hotel operating cash receipts during the continuation of an event of default under the loan or if and while the debt yield for the CMBS Facility (generally defined as hotel property operating income before depreciation and corporate general and administrative expenses divided by the outstanding principal balance of the CMBS Facility) falls below 12.33 percent through May 30, 2023 and 12.83 percent thereafter in each case for two consecutive quarters. During such an event, the lender will use the funds to pay all monthly amounts due under the CMBS Facility loan documents including, but not limited to, required ongoing reserves, debt service and fees for the CMBS Facility and Revolving Facility and property operating expenses. Any remaining funds after the payment of such expenses will be held under the control of the Lender in an excess cash flow account and such amounts will not be available to the CorePoint CMBS Borrower until such events are cured, except that, if no event of default is continuing and there is no bankruptcy event with respect to the CorePoint CMBS Borrower, the Lender will make such funds available to the CorePoint CMBS Borrower for the payment of certain expenses, including, among other things, various operating expenses and dividends, and distributions and redemptions sufficient to maintain certain tax-preferential treatment for the CorePoint CMBS Borrower. As of September 30, 2018, the Company was in compliance with these covenants.

Revolving Facility

Also on May 30, 2018, CorePoint Borrower L.L.C. (the “CorePoint Revolver Borrower”), our indirect wholly owned subsidiary and the direct wholly owned subsidiary of CorePoint OP, and CorePoint OP entered into the Revolver Credit Agreement providing for the $150 million Revolving Facility (“Revolving Facility”). The Revolving Facility will mature on May 30, 2020, with an election to extend the maturity for one additional year subject to certain conditions, including that the maturity of the CMBS Facility be extended to a date no earlier than the maturity of the Revolving Facility. Upon consummation of the Spin-Off, $25 million was drawn on the Revolving Facility and repaid on August 3, 2018. As of September 30, 2018, no amounts were outstanding under the Revolving Facility and the entire $150 million was available to be drawn by us.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Interest under the Revolving Facility will be, at the option of the CorePoint Revolver Borrower, either at a base rate plus a margin of 3.50 percent or a LIBOR rate plus a margin of 4.50 percent. With respect to base rate loans, interest will be payable at the end of each quarter. With respect to LIBOR loans, interest will be payable at the end of the selected interest period but no less frequently than quarterly. Additionally, there is a commitment fee payable at the end of each quarter equal to 0.50 percent of unused commitments under the Revolving Facility and customary letter of credit fees.

The Revolving Facility contains customary representations and warranties, affirmative and negative covenants and defaults. The Revolving Facility also contains a maximum total net leverage ratio financial covenant and minimum interest coverage ratio financial covenant, in each case, as defined, and tested as of the last day of any fiscal quarter in which borrowings under the Revolving Facility and outstanding letters of credit exceed 10 percent of the aggregate commitments of the Revolving Facility. As of September 30, 2018, the Company was in compliance with these covenants.

The obligations under the Revolving Facility are unconditionally and irrevocably guaranteed by CorePoint OP, and, subject to certain exceptions, each of the CorePoint Revolver Borrower and its existing and future domestic subsidiaries that own equity interests in any CorePoint CMBS Borrower (collectively, the “Revolver Subsidiary Guarantors”). The CorePoint Revolver Borrower’s obligations under the Revolving Facility and any hedging or cash management obligations are secured by (i) a perfected first-lien pledge of all equity interests in the CorePoint Revolver Borrower, all equity interests in any Revolver Subsidiary Guarantor and, subject to certain exceptions, all equity interests in certain CorePoint CMBS Borrowers and (ii) a perfected first-priority security interest in the CorePoint Revolver Borrower’s conditional controlled deposit account.

NOTE 7. PREFERRED STOCK

In connection with LQH’s internal reorganization prior to the Spin-Off, the Company issued 15,000 shares of Cumulative Redeemable Series A Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), to a wholly owned subsidiary of LQH Parent for cash of $15 million. LQH, through its subsidiary, privately sold all of the Series A Preferred Stock to an unrelated third-party investor immediately prior to the completion of the Spin-Off.

On May 30, 2018, the Company filed with the State Department of Assessments and Taxation of Maryland Articles Supplementary (as amended and supplemented, the “Articles Supplementary”) regarding certain rights of the shares of the Series A Preferred Stock. The Series A Preferred Stock has an aggregate liquidation preference of $15 million, plus any accrued and unpaid dividends thereon. As of September 30, 2018, we pay a cash dividend on the Series A Preferred Stock equal to 13 percent per annum, payable quarterly. If either our leverage ratio, as defined, exceeds 7.5 to 1.0 as of the last day of any fiscal quarter, or if an event of default occurs (or has occurred and has not been cured) with respect to the Series A Preferred Stock, we will be required to pay a cash dividend on the Series A Preferred Stock equal to 15 percent per annum. Our dividend rate on the Series A Preferred Stock will increase to 16.5 percent per annum if, at any time, we are both in breach of the leverage ratio covenant and an event of default occurs (or has occurred and has not been cured) with respect to the Series A Preferred Stock. The Series A Preferred Stock are senior to our common stock with respect to dividends and with respect to dissolution, liquidation or winding up of the Company.

The Series A Preferred Stock is mandatorily redeemable by us upon the tenth anniversary of the date of issuance. Beginning on the seventh anniversary of the issuance of the Series A Preferred Stock, we may redeem the outstanding Series A Preferred Stock for an amount equal to its aggregate liquidation preference, plus any accrued but unpaid dividends. The holders of the Series A Preferred Stock may also require us to redeem the Series A Preferred Stock upon a change of control of the Company for an amount equal to its aggregate liquidation preference plus any accrued and unpaid dividends thereon (and a premium if the change of control occurs prior to the seventh anniversary of the issuance of the Series A Preferred Stock). Due to the fact that the Preferred Stock is mandatorily redeemable by us, the preferred shares are classified as a liability on the

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

accompanying condensed consolidated balance sheet as of September 30, 2018. Dividends on these preferred shares are classified as interest expense in the accompanying condensed consolidated statements of operations.

Holders of Series A Preferred Stock generally have no voting rights. However, the Articles Supplementary provide that, without the prior consent of the holders of a majority of the outstanding shares of Series A Preferred Stock, we are prohibited from (i) authorizing or issuing any additional shares of Series A Preferred Stock, or (ii) amending our charter or entering into, amending or altering any other agreement in any manner that would adversely affect the Series A Preferred Stock. Holders of shares of the Series A Preferred Stock have certain preemptive rights over issuances by us of any class or series of our stock ranking on parity with the Series A Preferred Stock. If we are either (a) in arrears on the payment of dividends that were due on the Series A Preferred Stock on six or more quarterly dividend payment dates, whether or not such dates are consecutive, or (b) in default of our obligations to redeem the Preferred Stock on the tenth anniversary of its issuance or following a change of control, the preferred stockholders may designate a representative to attend meetings of our board of directors as a non-voting observer until all unpaid Preferred Stock dividends have either been paid or declared with an amount sufficient for payment set aside for payment, or the shares required to be redeemed have been redeemed, as applicable.

NOTE 8. FAIR VALUE MEASUREMENTS

We had no significant fair value adjustments on a recurring or nonrecurring basis as of September 30, 2018 and December 31, 2017.

The carrying amount and estimated fair values of our financial assets and liabilities were as follows (in millions):

	September 30, 2018		December 31, 2017
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Debt—CMBS Facility(1)(2)	$1,010	$1,010	$—	$—
Debt—Revolving Facility(1)	—	—	—	—
Debt—Term Facility(1)(3)	—	—	992	1,007
Mandatorily redeemable preferred shares(1)	15	15	—	—

(1)	Classified as Level 3 under the fair value hierarchy.
(2)	Carrying amount includes deferred debt issuance costs of $25 million as of September 30, 2018.
(3)	Carrying amount includes deferred debt issuance costs and original issue discount of $11 million as of December 31, 2017.

We believe the carrying amounts of our cash and cash equivalents and lenders escrow approximated fair value as of September 30, 2018 and December 31, 2017, as applicable. Our estimates of the fair values were determined using available market information and valuation methods appropriate in the circumstances.

We estimate the fair value of our debt and mandatorily redeemable preferred stock by using discounted cash flow analysis based on current market inputs for similar types of arrangements. The primary sensitivity in these calculations is based on the selection of appropriate discount rates. Fluctuations in these assumptions will result in different estimates of fair value.

NOTE 9. INCOME TAXES

To qualify as a REIT, the Company must meet a number of organizational, operational, and distribution requirements. As a REIT, the Company is generally not subject to federal corporate income taxes on the portion of its net income that is currently distributed to its stockholders. To the extent the Company does not distribute 100 percent of its taxable income for any year in which it has elected REIT status, the Company will be subject to income tax on the undistributed taxable income. It is the Company’s current intention to adhere to these and all

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

other applicable requirements and maintain the Company’s qualification for taxation as a REIT, including the requirement to distribute its taxable income. If the Company fails to qualify for taxation as a REIT in any taxable year, it will be subject to federal income taxes at regular corporate rates and may not be able to qualify as a REIT for the four taxable years subsequent to the year of an uncured REIT qualification failure. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property, and to federal income and excise taxes on its undistributed taxable income. In addition, taxable income from non-REIT activities managed through the Company’s TRS is subject to federal, state and local income taxes at normal corporate rates.

The Company recorded a provision for federal, state and foreign income tax expense of approximately $5 million and $9 million for the three months ended September 30, 2018 and 2017, respectively. The Company recorded a provision for federal, state and foreign income tax expense of approximately $6 million and $28 million for the nine months ended September 30, 2018 and 2017, respectively. The provision for the three and nine month periods ended September 30, 2018 and 2017 differs from the statutory federal tax rates of 21 percent and 35 percent, respectively, primarily due to our election to be taxed as a REIT which effectively eliminates the federal and state income tax on that portion of our operations, federal and state income taxes relating to the separation of our franchise and management business that are classified in discontinued operations, and the impact of state income taxes.

NOTE 10. EQUITY-BASED COMPENSATION

Our 2018 Omnibus Incentive Plan (the “Plan”) authorizes the grant of restricted stock awards (“RSAs”), restricted stock units (“RSUs”), non-qualified and incentive stock options, dividends and dividend equivalents, and other stock-based awards. A total of 8 million shares of common stock has been authorized for issuance under the Plan and 7 million shares of common stock are available for issuance as of September 30, 2018. As of September 30, 2018, we have outstanding time-based RSUs and RSAs, where the award vests over time and is not subject to future performance targets and, accordingly, are initially recorded at the current market price at the time of grant. These time-based awards vest according to each agreement, either in equal increments over the vesting period or at the end of the vesting period (generally three to four years with acceleration in the event of certain defined events), as long as the employee remains employed with the Company.

In connection with the Spin-Off, the Company entered into an agreement with LQH Parent to modify all outstanding awards granted to the employees of LQH Parent. The agreement generally provides that, as of the separation, holders of such awards were entitled to receive CorePoint equity-based, time-vesting, compensation awards. Generally, all such CorePoint equity-based compensation awards (except for the LQH Performance Share Units (“PSUs”), as described below) retain the same terms and vesting conditions as the original LQH Parent equity-based compensation awards to which such awards relate. Under the agreement, holders of LQH RSAs and LQH RSUs received restricted shares of CorePoint common stock and CorePoint RSUs. Holders of LQH PSUs received CorePoint RSAs. The number of shares subject to such converted awards were calculated based on adjustments to LQH Parent’s equity-based awards using the distribution ratio and assumed a majority of the performance-vesting awards vest at target performance levels. Performance-based vesting with respect to the converted LQH PSUs were removed, and instead the CorePoint equity-based awards will vest, subject to the holder’s continued employment with LQH or CorePoint, as applicable, through the last date of the original performance period (as defined in the applicable LQH PSU grant notice) to which such awards relate, effectively transforming the PSU awards into time-vesting equity awards. Following the Spin-Off, the compensation expense related to these replacement equity-based compensation awards for the employees of LQH after the Spin-Off date is incurred by LQH. The compensation expense related to these replacement equity-based compensation awards for the employees of CorePoint is incurred by CorePoint. Dividends related to all of these replacement awards are charged to CorePoint retained earnings on the dividend payment date.

For the three and nine months ended September 30, 2018, we recognized $3 million and $5 million, respectively, of equity-based compensation expense in continuing operations. For the three and nine months ended

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

September 30, 2017, we recognized $2 million and $6 million, respectively, of equity-based compensation expense in continuing operations.

For the nine months ended September 30, 2018, we recognized $4 million of equity-based compensation expense in discontinued operations. For the three and nine months ended September 30, 2017, we recognized $2 million and $6 million, respectively, of equity-based compensation expense in discontinued operations.

The following table summarizes the activity of our RSAs and RSUs during the nine months ended September 30, 2018:

	Number of Shares	Weighted-Average Grant Date Fair Value
Unvested at January 1, 2018	560,015	$26.29
Granted	708,923	27.52
Conversion of the performance units upon completion of the spin-off	423,510	27.92
Vested	(478,104)	27.16
Forfeited	(28,200)	26.99

Unvested at September 30, 2018	1,186,144	$27.26

The amount of unvested RSA and RSU shares as of September 30, 2018 were 1,170,573 and 15,571, respectively. RSAs are included in amounts for issued and outstanding common stock but are excluded in the computation of basic earnings per share.

NOTE 11. RELATED PARTY TRANSACTIONS

LQH Parent

As discussed in Note 3 “Discontinued Operations,” CorePoint entered into the Separation and Distribution Agreement in January 2018 and entered into several other agreements with LQH Parent prior to consummation of the Spin-Off. These agreements set forth the principal transactions required to effect CorePoint Lodging’s separation from LQH and provide for the allocation between CorePoint and LQH Parent of various assets, liabilities, rights and obligations (including employee benefits, intellectual property, insurance and tax-related assets and liabilities) and govern the relationship between CorePoint Lodging and La Quinta after completion of the Spin-Off. These agreements also include arrangements with respect to transitional services to be provided by LQH Parent to CorePoint Lodging. In addition, prior to the Spin-Off, CorePoint Lodging entered into agreements, including long-term hotel management and franchise agreements for each of its hotels, with LQH that have either not existed historically, or that may be on different terms than the terms of the arrangement or agreements that existed prior to the Spin-Off.

In connection with the Spin-Off, CorePoint made the Cash Payment to LQH Parent of approximately $1 billion, immediately prior to and as a condition of the Spin-Off. The Cash Payment was to facilitate the repayment of part of LQH Parent’s existing debt. In addition, concurrently with the closing of the Merger, Wyndham Worldwide repaid, or caused to be repaid, on behalf of LQH Parent, LQH Parent’s existing Term Facility.

Prior to the Spin-Off and in connection with LQH’s internal reorganization, the Company issued 15,000 shares of Series A Preferred Stock to a wholly owned subsidiary of LQH Parent for cash of $15 million. Immediately prior to the completion of the Spin-Off, LQH sold the Series A Preferred Stock to an unrelated third-party investor. The Company did not participate in the sale and no dividends were paid to LQH Parent prior to their sale.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Other Related Parties

Prior to April 14, 2014, LQH and predecessor entities were owned and controlled by The Blackstone Group L.P. and its affiliates (collectivity, “Blackstone”). As of September 30, 2018, Blackstone beneficially owned approximately 29 percent of our shares of common stock outstanding.

In connection with the Spin-Off and prior to securitization of the CMBS Facility, approximately $518 million of the aggregate principal amount of our debt was held by Blackstone. During the third quarter of 2018, Blackstone contributed the $518 million loan to a single asset securitization vehicle and invested in a $99 million subordinate risk retention interest issued by such securitization vehicle. Blackstone was paid all of its share of interest through the securitization date and the additional $2 million in interest. As of December 31, 2017, approximately $82 million of the aggregate principal amount of LQH’s Term Facility was held by Blackstone. In connection with the consummation of the Merger on May 30, 2018, all outstanding amounts under LQH’s Term Facility were repaid in full.

We also purchase products and services from entities affiliated with or owned by Blackstone in the ordinary course of operating our business. The fees paid for these products and services were approximately $1 million and $3 million during the three months and nine months ended September 30, 2017, respectively. The fees paid for these products and services were approximately $1 million during the nine months ended September 30, 2018.

In September 2018, the Company entered into a consulting agreement with Mr. Glenn Alba, a member of the Company’s Board of Directors, pursuant to which Mr. Alba provides consulting services in connection with developing, reviewing and advising on the Company’s real estate and capital deployment policies, strategies and programs. Mr. Alba will receive approximately $8 thousand monthly and reimbursement of all reasonable business expenses incurred on behalf of the Company.

NOTE 12. COMMITMENTS AND CONTINGENCIES

Hotel Management and Franchising Agreements

Management Fees

On May 30, 2018, the Company entered into separate hotel management agreements with LQ Management L.L.C. (“LQM”), whereby we pay a fee equal to five percent of total gross revenues, as defined.

LQM generally has sole responsibility for all activities necessary for the operation of the hotels, including establishing room rates, processing reservations and promoting and publicizing the hotels. LQM also provides all employees for the hotels, prepares reports, budgets and projections, and provides other administrative and accounting support services to the hotels. We have consultative and limited approval rights with respect to certain actions of LQM, including entering into long-term or high value contracts, engaging in certain actions relating to legal proceedings, approving the operating budget, making certain capital expenditures and the hiring of certain management personnel. We are also responsible for reimbursing LQM for certain costs incurred by LQM during the fulfillment of their duties, such as payroll costs for certain employees and other costs that the manager incurs to operate the hotels. The term of the management agreements is 20 years, subject to two renewals of five years each, at LQM’s option. There are penalties for early termination.

Royalty Fees

On May 30, 2018, we entered into separate hotel franchise agreements with La Quinta Franchising LLC (“LQ Franchising”). Pursuant to the franchise agreements, we were granted a limited, non-exclusive license to use our franchisor’s brand names, marks and system in the operation of our hotels. The franchisor also may provide us with a variety of services and benefits, including centralized reservation systems, participation in customer

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

loyalty programs, national advertising, marketing programs and publicity designed to increase brand awareness, as well as training of personnel. In return, we are required to operate franchised hotels consistent with the applicable brand standards. As of September 30, 2018, 314 of our franchise agreements were with LQ Franchising.

Our franchise agreements require that we pay a five percent royalty fee on gross room revenue. The term of the franchise agreements is through 2038, subject to one renewal of ten years, at the franchisor’s option. There are penalties for early termination.

In addition to the royalty fee, the LQ Franchising agreement includes a reservation fee of 2 percent of gross room revenues, a marketing fee of 2.5 percent of gross room revenues, a loyalty program fee of 5 percent of eligible room night revenue, and other miscellaneous ancillary fees. Reservation fees are included within room expense in the accompanying condensed consolidated statements of operations. The marketing fee and loyalty program fees are included within other departmental and support in the accompanying condensed consolidated statements of operations.

Litigation

We are a party to a number of pending claims and lawsuits arising in the normal course of business. We do not consider our ultimate liability with respect to any such claims or lawsuits, or the aggregate of such claims and lawsuits, to be material in relation to our condensed consolidated financial condition, results of operations or our cash flows taken as a whole.

We and our hotel manager maintain general and other liability insurance; however, certain costs of defending lawsuits, such as those within the retention or insurance deductible amount, are not covered by or are only partially covered by insurance policies. We regularly evaluate our ultimate liability costs with respect to such claims and lawsuits. We accrue costs from litigation as they become probable and estimable.

Tax Contingencies

Under the terms of the Spin-Off and Merger agreements, we retained any liabilities arising from LQH federal, state or local income tax obligations through tax years ended December 31, 2014. Wyndham Worldwide assumed LQH federal, state or local income tax obligations for LQH tax periods thereafter through and including the Spin-Off date of May 30, 2018.

Additionally, as the Spin-Off was a taxable spin, Wyndham Worldwide reserved $240 million to cover their potential tax payments related to the Spin-Off. Any amount of the reserve related to the spin tax payment will be remitted to the Company with an increase to stockholders’ equity. Any related tax payment in excess of the reserve is the responsibility of Wyndham Worldwide with the Company delivering to Wyndham Worldwide either cash equal to the excess or issuing common stock based on the excess payment amount and the current fair value of the Company’s common stock. As the income tax returns for the year ended 2017 were recently filed in October 2018, which along with other supporting in-process schedules would serve as the basis for determining the final spin tax payment, the final determination of the reserve amount is not known. However, we believe the eventual resolution of the reserve amount will not be material to the Company’s consolidated financial condition. Any adjustment related to the settlement of the reserve, including the issuance of the Company’s common stock, would result in an adjustment to equity.

We are subject to regular audits by federal and state tax authorities. These audits may result in additional tax liabilities. The Internal Revenue Service (“IRS”) is currently auditing one of our former LQH REITs, and one of our former LQH TRSs, in each case for the tax years ended December 31, 2010 and 2011. As noted above, any obligations related to these tax years are the responsibility of the Company, with no reimbursement or offset from Wyndham Worldwide or any other parties. On July 7, 2014, we received an IRS 30-Day Letter proposing to

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

impose a 100 percent tax on the REIT totaling $158 million for the periods under audit in which the IRS has asserted that the rent charged for these periods under the lease of hotel properties from the REIT to the taxable REIT subsidiary exceeded an arm’s length rent. After our appeal in November 2017, IRS Appeals returned the matter to IRS Examination for further factual development. There has been no substantive activity on these audits since that date.

We believe the IRS transfer pricing methodologies applied in the audits contain flaws and that the IRS proposed tax and adjustments are inconsistent with the U.S. federal tax laws related to REITs. We have concluded that the positions reported on our tax returns under audit by the IRS are, based on their technical merits, more-likely-than-not to be sustained upon examination. Accordingly, as of September 30, 2018, we have not established any reserves related to this proposed adjustment or any other issues reflected on the returns under examination. If, however, we are unsuccessful in challenging the IRS, an excise tax would be imposed on the REIT equal to 100 percent of the excess rent and we could owe additional income taxes, interest and penalties, which could adversely affect our financial condition, results of operations and cash flow and the trading price of our common stock. Such adjustments could also give rise to additional state income taxes.

On November 25, 2014, we were notified that the IRS intended to examine the tax returns of the same entities subject to the 2010 and 2011 audit in each case for the tax years ended December 31, 2012 and 2013. As noted above, any obligations related to these tax years are the responsibility of the Company, with no reimbursement or offset from Wyndham Worldwide or any other parties. On August 8, 2017, the IRS issued a 30-Day Letter, in which it is proposed to disallow net operating loss (“NOL”) carryovers originating in tax years 2006-2011 or, in the alternative, tax years 2006-2009, depending upon the outcome of the 2010-2011 examination discussed above. Based on our analysis of the NOL notice, we believe the IRS NOL disallowances applied in the 2012-2013 audit contain the same flaws present in the 2010-2011 audit and that the IRS proposed NOL adjustments are inconsistent with the U.S. federal tax laws related to REITs. We have concluded that the positions reported on our tax returns under audit by the IRS are, based on their technical merits, more-likely-than-not to be sustained upon examination. Accordingly, as of September 30, 2018, we have not established any reserves related to this proposed adjustment or any other issues reflected on the returns under examination.

Purchase Commitments

As of September 30, 2018, we had approximately $13 million of purchase commitments related to certain continuing redevelopment and renovation projects and other commitments.

NOTE 13. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

The following table presents the supplemental cash flow information for the nine months ended September 30, 2018 and 2017 (in millions):

	For the Nine Months Ended September 30,
	2018	2017
Supplemental cash flow information:
Interest paid during the period	$63	$57
Income taxes paid during the period, net of refunds	4	14
Supplemental non-cash disclosure:
Capital expenditures included in accounts payable	3	8
Cash flow hedge adjustment, net of tax	1	3
Casualty receivable related to real estate	5	6
Dividends payable on common stock	12	—

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

NOTE 14. EARNINGS PER SHARE

Basic (loss) earnings per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of shares of common stock outstanding. Diluted earnings (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of shares of the Company’s common stock outstanding plus other potentially dilutive securities, except when the effect would be anti-dilutive. Dilutive securities include equity-based awards issued under long-term incentive plans, as discussed in Note 10 “Equity Based Compensation.”

The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating securities according to dividends or dividend equivalents and participation rights in undistributed earnings in periods when we have net income. None of our securities are considered participating securities for the periods presented.

As described in Note 1 “Organization and Basis of Presentation,” on May 30, 2018, LQH Parent stockholders of record as of May 18, 2018, received one share of CorePoint common stock for each share of LQH Parent common stock held after giving effect to the Reverse Stock Split. Basic and diluted net income (loss) per share for the three and nine months ended September 30, 2018 is calculated using the weighted average number of basic, dilutive and anti-dilutive common shares outstanding during the periods, as adjusted for the one-to-two distribution ratio.

The following table sets forth the computation of basic and diluted earnings (loss) per share (in millions, except per share data):

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2018	2017	2018	2017
Numerator:
Income (loss) from Continuing Operations, net of tax	$(13)	$10	$(51)	$34
Loss on Discontinued Operations, net of tax	—	3	(25)	(3)

Net income (loss) attributable to CorePoint Lodging’s stockholders	$(13)	$13	$(76)	$31

Denominator:
Weighted average number of shares outstanding, basic	58.5	58.0	58.3	58.0
Weighted average number of shares outstanding, diluted	58.5	58.4	58.3	58.3
Basic earnings (loss) per share from continuing operations	$(0.22)	$0.16	$(0.87)	$0.59
Basic earnings (loss) per share from discontinued operations	—	0.06	(0.43)	(0.05)

Basic earnings (loss) per share	$(0.22)	$0.22	$(1.30)	$0.54
Diluted earnings (loss) per share from continuing operations	$(0.22)	$0.16	$(0.87)	$0.58
Diluted earnings (loss) per share from discontinued operations	—	0.06	(0.43)	(0.06)

Diluted earnings (loss) per share	$(0.22)	$0.22	$(1.30)	$0.52

The earnings per share amounts are calculated using unrounded amounts and shares which result in differences in rounding of the presented per share amounts.

For the three and nine months ended September 30, 2018, approximately 1.2 million shares and 0.8 million shares, respectively, were excluded from the computation of diluted shares, as their impact would have been anti-dilutive.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

NOTE 15. SUBSEQUENT EVENTS

On September 19, 2018, our Board of Directors authorized and the Company declared a cash dividend of $0.20 per share of common stock with respect to the third quarter of 2018. The third quarter dividend was paid on October 15, 2018 to stockholders of record as of October 1, 2018.

On November 5, 2018, our Board of Directors authorized and the Company declared a cash dividend of $0.20 per share of common stock with respect to the fourth quarter of 2018. The fourth quarter dividend will be paid on January 15, 2019 to stockholders of record as of December 31, 2018.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

17,586,538 Shares

CorePoint Lodging Inc.

Common Stock

PROSPECTUS

            , 2018

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated costs and expenses payable by us in connection with the sale of the shares of common stock being registered hereby. All amounts shown are estimates except the Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority filing fee.

Filing Fee—Securities and Exchange Commission	$	*
Fee—Financial Industry Regulatory Authority	$	*
Fees and Expenses of Counsel	$	*
Printing Expenses	$	*
Fees and Expenses of Accountants	$	*
Miscellaneous Expenses	$	*

Total	$	*

*	To be provided by amendment.

Item 32. Sales to Special Parties.

Not applicable.

Item 33. Recent Sales of Unregistered Equity Securities.

On May 30, 2018, prior to the spin-off, we issued 15,000 shares Cumulative Redeemable Series A Preferred Stock, par value $0.01 per share (the “Series A preferred stock”), to La Quinta Intermediate Holdings, L.L.C., a wholly owned subsidiary of La Quinta Parent. The Series A preferred stock were issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving a public offering. La Quinta Intermediate Holdings, L.L.C. privately sold all of the Series A preferred stock to an unrelated third-party investor immediately prior to the completion of the spin-off. See “Description of Capital Stock—Preferred Stock” in the prospectus that forms part of this registration statement for additional information.

Item 34. Indemnification of Directors and Officers.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. The Company’s charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law.

Maryland law requires a corporation (unless its charter provides otherwise) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity, or in the defense of any claim, issue or matter in any such proceeding. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or on his behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our charter authorizes us and our bylaws obligate us to indemnify each of our directors or officers who is or is threatened to be made a party to or witness in a proceeding by reason of his or her service in those or certain other capacities, to the maximum extent permitted by Maryland law, from and against any claim or liability to which such person may become subject or which such person may incur by reason of his or her status as a present or former director or officer of us or serving in such other capacities.

We currently maintain an insurance policy which, within the limits and subject to the terms and conditions thereof, covers certain expenses and liabilities that may be incurred by directors, officers and certain employees in connection with proceedings that may be brought against them as a result of an act or omission committed or suffered while acting as a director or officer of CorePoint and its subsidiaries.

We have also entered into indemnification agreements with certain of its executive officers and its directors. The agreements are identical. Each agreement requires CorePoint Parent to indemnify and hold harmless the applicable officer to the fullest extent authorized by Maryland law. Each agreement provides that CorePoint Parent will indemnify the applicable officer against all loss and liability suffered and expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by or on his or her behalf, if, by reason of his status as an officer or director, he or she is, or is threatened to be, made a party or participant in any proceeding. The only limitations on this obligation are that CorePoint Parent is not required to make any payment if it is established that (a) the act or omission of the covered officer or director was material to the matter giving rise to the action, suit or proceeding, including any appeals, and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the covered officer or director actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the covered officer or director had reasonable cause to believe that his or her conduct was unlawful. CorePoint Parent must also advance to the indemnified officer or director, to the fullest extent authorized by Maryland law, all expenses reasonably and necessarily incurred by him or her or on his or her behalf in connection with any proceeding in which he or she is made a party or participant by reason of his status as an officer or director.

Item 35. Treatment of Proceeds from Stock Being Registered.

Not applicable.

Item 36. Financial Statements and Exhibits.

(a) See page F-1 of the prospectus that forms part of this registration statement for an index of the financial statements that are being filed as part of this registration statement on Form S-11.

See the Exhibit Index immediately preceding the signature pages hereto, which is incorporated by reference as if fully set forth herein. Certain agreements filed as exhibits to this registration statement contain representations and warranties that the parties thereto made to each other. These representations and warranties have been made solely for the benefit of the other parties to such agreements and may have been qualified by certain information that has been disclosed to the other parties to such agreements and that may not be reflected in such agreements. In addition, these representations and warranties may be intended as a way of allocating risks among parties if the statements contained therein prove to be incorrect, rather than as actual statements of fact. Accordingly, there can be no reliance on any such representations and warranties as characterizations of the actual state of facts.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Moreover, information concerning the subject matter of any such representations and warranties may have changed since the date of such agreements.

Item 37. Undertakings.

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby further undertakes that:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser:

(i) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit number	Description

1.1	Form of Underwriting Agreement.*

2.1	Separation and Distribution Agreement, dated as of January 17, 2018, by and between La Quinta Holdings Inc. and CorePoint Lodging Inc. (incorporated by reference to Exhibit 2.1 to the Registrant’s Registration Statement on Form 10 filed on May 7, 2018 (File no. 001-38168)).

3.1	Articles of Amendment and Restatement of CorePoint Lodging Inc. (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on June 4, 2018 (File no. 001-38168)).

3.2	Articles Supplementary of CorePoint Lodging Inc. (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed on June 4, 2018 (File no. 001-38168)).

3.3	Articles of Amendment to Articles Supplementary of CorePoint Lodging Inc. (incorporated by reference to Exhibit 3.3 to the Registrant’s Quarterly Report on Form 10-Q for the six months ended June 30, 2018 filed on August 14, 2018 (File no. 001-38168)).

3.4	Bylaws of CorePoint Lodging Inc. (incorporated by reference to Exhibit 3.3 to the Registrant’s Current Report on Form 8-K filed on June 4, 2018 (File no. 001-38168)).

5.1	Opinion of Venable LLP regarding validity of the shares registered.*

8.1	Opinion of Simpson Thacher & Bartlett LLP regarding certain tax matters.*

10.1	Employee Matters Agreement, dated as of January 17, 2018, by and between La Quinta Holdings Inc. and CorePoint Lodging Inc. (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form 10 filed on May 7, 2018 (File no. 001-38168)).

10.2	Tax Matters Agreement, dated as of May 30, 2018, by and between La Quinta Holdings Inc. and CorePoint Lodging Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on June 4, 2018 (File no. 001-38168)).

10.3	Transition Services Agreement, dated as of May 30, 2018, by and between La Quinta Holdings Inc. and CorePoint Lodging Inc. (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on June 4, 2018 (File no. 001-38168)).

10.4	CorePoint Lodging 2018 Omnibus Incentive Plan, dated as of May 30, 2018 (incorporated by reference to Exhibit 10.9 to the Registrant’s Current Report on Form 8-K filed on June 4, 2018 (File no. 001-38168)).

10.5	Form of Indemnification Agreement entered into between CorePoint Lodging Inc. and each of its directors and executive officers (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form 10 filed on May 7, 2018 (File no. 001-38168)).

10.6	Stockholders Agreement, dated as of May 30, 2018, by and among CorePoint Lodging Inc. and the other parties thereto (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on June 4, 2018 (File no. 001-38168)).

10.7	Registration Rights Agreement, dated as of May 30, 2018, by and among CorePoint Lodging Inc. and certain of its stockholders (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed on June 4, 2018 (File no. 001-38168)).

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Exhibit number	Description

10.8	Loan Agreement, dated as of May 30, 2018, by and among CPLG Properties L.L.C., CPLG FL Properties L.L.C., CPLG TX Properties L.L.C., CPLG Bloomington L.L.C., CPLG Santa Ana L.L.C., CPLG Ft. Meyers L.L.C., CPLG St. Albans L.L.C., CPLG Thousand Oaks L.L.C., CPLG West Palm Beach L.L.C., CPLG Charlotte L.L.C., CPLG Acquisition Properties L.L.C., CPLG Fort Lauderdale L.L.C., CPLG Chicago L.L.C., CPLG Garden City L.L.C., CPLG Charleston L.L.C., CPLG South Burlington L.L.C., CPLG Virginia Beach L.L.C., CPLG Islip L.L.C., CPLG Rancho Cordova L.L.C., CPLG Prime Mezz L.L.C., CPLG Wellesley Properties L.L.C., CPLG Portfolio East L.L.C. and CPLG MD Business L.L.C., CorePoint TRS L.L.C., CorePoint Operating Partnership L.P. and JPMorgan Chase Bank, National Association, as lender (incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K filed on June 4, 2018 (File no. 001-38168)).

10.9	First Amendment to Loan Agreement and Omnibus Amendment to Other Loan Documents, dated as of June 12, 2018, by and among JPMorgan Chase Bank, National Association and Parlex 4 Finance, LLC, as co-lenders, and CPLG Properties L.L.C., CPLG FL Properties L.L.C., CPLG TX Properties L.L.C., CPLG Bloomington L.L.C., CPLG Santa Ana L.L.C., CPLG Ft. Meyers L.L.C., CPLG St. Albans L.L.C., CPLG Thousand Oaks L.L.C., CPLG West Palm Beach L.L.C., CPLG Charlotte L.L.C., CPLG Acquisition Properties L.L.C., CPLG Fort Lauderdale L.L.C., CPLG Chicago L.L.C., CPLG Garden City L.L.C., CPLG Charleston L.L.C., CPLG South Burlington L.L.C., CPLG Virginia Beach L.L.C., CPLG Islip L.L.C., CPLG Rancho Cordova L.L.C., CPLG Prime Mezz L.L.C., CPLG Wellesley Properties L.L.C., CPLG Portfolio East L.L.C., CPLG MD Business L.L.C., CorePoint TRS L.L.C. and CorePoint Operating Partnership L.P. (incorporated by reference to Exhibit 10.6 to the Registrant’s Quarterly Report on Form 10-Q for the six months ended June 30, 2018 filed on August 14, 2018 (File no. 001-38168)).

10.10	Second Amendment to Loan Agreement and Omnibus Amendment to Other Loan Documents, dated as of July 6, 2018, by and among JPMorgan Chase Bank, National Association and Parlex 4 Finance, LLC, as co-lenders, and CPLG Properties L.L.C., CPLG FL Properties L.L.C., CPLG TX Properties L.L.C., CPLG Bloomington L.L.C., CPLG Santa Ana L.L.C., CPLG Ft. Meyers L.L.C., CPLG St. Albans L.L.C., CPLG Thousand Oaks L.L.C., CPLG West Palm Beach L.L.C., CPLG Charlotte L.L.C., CPLG Acquisition Properties L.L.C., CPLG Fort Lauderdale L.L.C., CPLG Chicago L.L.C., CPLG Garden City L.L.C., CPLG Charleston L.L.C., CPLG South Burlington L.L.C., CPLG Virginia Beach L.L.C., CPLG Islip L.L.C., CPLG Rancho Cordova L.L.C., CPLG Prime Mezz L.L.C., CPLG Wellesley Properties L.L.C., CPLG Portfolio East L.L.C., CPLG MD Business L.L.C., CorePoint TRS L.L.C. and CorePoint Operating Partnership L.P. (incorporated by reference to Exhibit 10.7 to the Registrant’s Quarterly Report on Form 10-Q for the six months ended June 30, 2018 filed on August 14, 2018 (File no. 001-38168)).

10.11	Guaranty Agreement, dated as of May 30, 2018, by CorePoint Operating Partnership L.P. in favor of JPMorgan Chase Bank, National Association, as lender (incorporated by reference to Exhibit 10.6 to the Registrant’s Current Report on Form 8-K filed on June 4, 2018 (File no. 001-38168)).

10.12	Credit Agreement, dated as of May 30, 2018, by and among CorePoint Borrower L.L.C., CorePoint Operating Partnership L.P., JPMorgan Chase Bank N.A., as administrative agent, and the other parties party thereto (incorporated by reference to Exhibit 10.7 to the Registrant’s Current Report on Form 8-K filed on June 4, 2018 (File no. 001-38168)),

10.13	Guaranty and Security Agreement, dated as of May 30, 2018, by and among CorePoint Borrower, L.L.C., CorePoint Operating Partnership L.P., the subsidiary guarantors party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.8 to the Registrant’s Current Report on Form 8-K filed on June 4, 2018 (File no. 001-38168)).

10.14	CorePoint Lodging Inc. Executive Severance Plan (incorporated by reference to Exhibit 10.12 to the Registrant’s Quarterly Report on Form 10-Q for the six months ended June 30, 2018 filed on August 14, 2018 (File no. 001-38168)).

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Exhibit number	Description

10.15	Form of Restricted Stock Grant Notice under the CorePoint Lodging Inc. 2018 Omnibus Incentive Plan (Time-Based Vesting Award—Four-Year FIG) (incorporated by reference to Exhibit 10.13 to the Registrant’s Quarterly Report on Form 10-Q for the six months ended June 30, 2018 filed on August 14, 2018 (File no. 001-38168)).

10.16	Form of Restricted Stock Grant Notice under the CorePoint Lodging Inc. 2018 Omnibus Incentive Plan (Time-Based Vesting Award—Three-Year FIG) (incorporated by reference to Exhibit 10.14 to the Registrant’s Quarterly Report on Form 10-Q for the six months ended June 30, 2018 filed on August 14, 2018 (File no. 001-38168)).

10.17	Form of Restricted Stock Grant Notice under the CorePoint Lodging Inc. 2018 Omnibus Incentive Plan (Time-Based Vesting Award—Employees) (incorporated by reference to Exhibit 10.15 to the Registrant’s Quarterly Report on Form 10-Q for the six months ended June 30, 2018 filed on August 14, 2018 (File no. 001-38168)).

10.18	Form of Restricted Stock Grant Notice under the CorePoint Lodging Inc. 2018 Omnibus Incentive Plan (Time-Based Vesting Award—Non-Employee Directors) (incorporated by reference to Exhibit 10.16 to the Registrant’s Quarterly Report on Form 10-Q for the six months ended June 30, 2018 filed on August 14, 2018 (File no. 001-38168)).

10.19	Form of Restricted Stock Grant Notice under the CorePoint Lodging Inc. 2018 Omnibus Incentive Plan (Time-Based Vesting Award—Substitute Award–La Quinta Restricted Stock Awards) (incorporated by reference to Exhibit 10.17 to the Registrant’s Quarterly Report on Form 10-Q for the six months ended June 30, 2018 filed on August 14, 2018 (File no. 001-38168)).

10.20	Form of Restricted Stock Grant Notice under the CorePoint Lodging Inc. 2018 Omnibus Incentive Plan (Time-Based Vesting Award—Substitute Award—La Quinta Performance Share Unit Awards) (incorporated by reference to Exhibit 10.18 to the Registrant’s Quarterly Report on Form 10-Q for the six months ended June 30, 2018 filed on August 14, 2018 (File no. 001-38168)).

10.21	Form of Restricted Stock Grant Notice under the CorePoint Lodging Inc. 2018 Omnibus Incentive Plan (Time-Based Vesting Award—Substitute Award—La Quinta Retention Award) (incorporated by reference to Exhibit 10.19 to the Registrant’s Quarterly Report on Form 10-Q for the six months ended June 30, 2018 filed on August 14, 2018 (File no. 001-38168)).

10.22	Form of Restricted Stock Unit Grant Notice under the CorePoint Lodging Inc. 2018 Omnibus Incentive Plan (Non-Employee Directors—Substitute Award) (incorporated by reference to Exhibit 10.20 to the Registrant’s Quarterly Report on Form 10-Q for the six months ended June 30, 2018 filed on August 14, 2018 (File no. 001-38168)).

10.23	Amended and Restated Executive Employment Agreement, dated as of August 20, 2003, by and between Wyndham International, Inc. and Mark Chloupek (incorporated by reference to Exhibit 10.21 to the Registrant’s Quarterly Report on Form 10-Q for the six months ended June 30, 2018 filed on August 14, 2018 (File no. 001-38168)).

10.24	Assumption of Employment Agreement, dated as of October 31, 2013, by LQ Management L.L.C. (incorporated by reference to Exhibit 10.22 to the Registrant’s Quarterly Report on Form 10-Q for the six months ended June 30, 2018 filed on August 14, 2018 (File no. 001-38168)).

10.25	Offer Letter, dated April 13, 2018, between CorePoint Lodging Inc. and Keith A. Cline (incorporated by reference to Exhibit 10.13 to the Registrant’s Registration Statement on Form 10 filed on May 7, 2018 (File no. 001-38168)).

10.26	Offer Letter, dated April 13, 2018, between CorePoint Lodging Inc. and John W. Cantele (incorporated by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form 10 filed on May 7, 2018 (File no. 001-38168)).

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Exhibit number	Description

10.27	Offer Letter, dated May 5, 2018, between CorePoint Lodging Inc. and Daniel E. Swanstrom II (incorporated by reference to Exhibit 10.15 to the Registrant’s Registration Statement on Form 10 filed on May 7, 2018 (File no. 001-38168)).

10.28	Offer Letter, dated June 21, 2018, by and between CorePoint Lodging Inc. and Howard S. Garfield (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the three months ended March 31, 2018 (File no. 001-38168)).

10.29	Consulting Agreement, dated September 11, 2018, by and between CorePoint Lodging Inc. and Glenn Alba (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2018 (File no. 001-38168)).

11	Computation of Per Share Earnings from Operations (included in the notes to the unaudited financial statements for the three months ended September 30, 2018, filed on November 6, 2018).

21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Registrant’s Registration Statement on Form 10 filed on May 7, 2018 (File no. 001-38168)).

23.1	Consent of Deloitte & Touche LLP.*

23.2	Consent of Venable LLP (included in the opinion filed as Exhibit 5.1).*

23.3	Consent of Simpson Thacher & Bartlett LLP (included in the opinion filed as Exhibit 8.1).*

24.1	Power of Attorney (included on the Signature Page).*

101.INS	XBRL Instance Document*

101.SCH	XBRL Taxonomy Extension Schema Document*

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*

101.LAB	XBRL Taxonomy Extension Label Linkbase Document*

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*

*	To be filed by amendment.

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the Irving, Texas, on                , 2018.

COREPOINT LODGING INC.

By:
Name:	Keith A. Cline
Title:	President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Keith A. Cline, Daniel E. Swanstrom II and Mark M. Chloupek, and each of them (with full power to act alone), the individual’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement on Form S-11 and any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462 under the Securities Act and any other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement and power of attorney has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

Keith A. Cline	President and Chief Executive Officer and Director	, 2018

Daniel E. Swanstrom II	Executive Vice President and Chief Financial Officer	, 2018

Mark M. Chloupek	Executive Vice President, Secretary and General Counsel	, 2018

James R. Abrahamson	Director	, 2018

Glenn Alba	Director	, 2018

Jean M. Birch	Director	, 2018

Alan J. Bowers	Director	, 2018

Giovanni Cutaia	Director	, 2018

CorePoint Lodging Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Name	Title	Date

Alice E. Gould	Director	, 2018

B. Anthony Isaac	Director	, 2018

Brian Kim	Director	, 2018

David Loeb	Director	, 2018

Mitesh B. Shah	Director	, 2018